EXHIBIT 99.2

ARRANGEMENT

Involving

NOVA CHEMICALS CORPORATION

AND

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

NOTICE OF ANNUAL AND SPECIAL MEETING

AND

MANAGEMENT PROXY CIRCULAR

FOR THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TO BE HELD ON APRIL 14, 2009

March 13, 2009

These materials are important and require your immediate attention. They require NOVA Chemicals shareholders to make important decisions. If you are in doubt as to how to make such decisions, please contact your financial, legal or other professional advisors. If you have any questions or require more information with regard to voting your NOVA Chemicals shares, please contact CIBC Mellon Trust Company, toll-free at 1-800-387-0825.

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(continued)

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MANAGEMENT PROXY CIRCULAR

This Proxy Circular is furnished in connection with the solicitation of proxies by and on behalf of the Board of Directors and the management of NOVA Chemicals Corporation (“NOVA Chemicals” or the “Company”). The accompanying form of proxy is for use at the Meeting and at any adjournment or postponement thereof and for the purposes set forth in the accompanying Notice of Meeting. A glossary of certain terms used in this Proxy Circular can be found on pages 59 to 69 of this Proxy Circular.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

NOVA Chemicals is a corporation continued under the federal laws of Canada. The solicitation of proxies and the transactions contemplated in this Proxy Circular involve securities of a Canadian issuer and are being effected in accordance with Canadian corporate laws and securities laws. The proxy rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to NOVA Chemicals or this solicitation and therefore this solicitation is not being effected in accordance with U.S. securities laws. Shareholders should be aware that disclosure requirements under Canadian laws may be different from requirements under U.S. securities laws. Shareholders should be aware that requirements under Canadian laws may differ from requirements under U.S. corporate laws and U.S. securities laws relating to United States corporations.

The enforcement by investors of civil liabilities under U.S. securities laws may be affected adversely by the fact that NOVA Chemicals is organized under the laws of Canada, that some of its officers and directors reside principally in Canada and that a substantial portion of its assets are located outside the United States. You may not be able to sue a Canadian company or its officers or directors in a Canadian court for violations of U.S. securities laws. It may be difficult to compel a Canadian company and its Affiliates to subject themselves to a judgment by a U.S. court.

THIS TRANSACTION HAS NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION OR ANY OTHER SECURITIES REGULATORY AUTHORITY NOR HAS ANY SECURITIES REGULATORY AUTHORITY PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

REPORTING CURRENCY

All amounts in this Proxy Circular are expressed in U.S. dollars (“US$”), unless otherwise indicated. On March 13, 2009, the exchange rate for one Canadian dollar (“Cdn$”) expressed in U.S. dollars based on the noon spot rate of the Bank of Canada, was US$0.7844.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

Certain statements included herein constitute “forward-looking statements”. All statements, other than statements of historical fact, included in this Proxy Circular that address future activities, events, developments or financial performance, are forward-looking statements. By its nature, forward-looking information requires NOVA Chemicals to make assumptions and is subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions and projections that constitute forward-looking information will not prove to be accurate, that NOVA Chemicals’ assumptions may not be correct and that actual results may vary from the forward-looking information. NOVA Chemicals cautions readers of this Proxy Circular not to place undue reliance on its forward-looking information as a number of factors could cause actual results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking information. The words “believe,” “expect,” “plan,” “intend,” “estimate,” or “anticipate” and similar expressions, as well as future or conditional verbs such as “will,” “should,” “would,” and “could” often identify forward-looking information. Some of the risks that could affect NOVA Chemicals’ future results and could cause results to differ materially from those expressed in NOVA Chemicals’ forward-looking information include: a deterioration in NOVA Chemicals’ cash balances or liquidity; lenders’ willingness to extend NOVA Chemicals’ maturing credit facilities or provide any consents or waivers; NOVA Chemicals’ ability to access capital markets, which could impact its ability to react to changing economic and business conditions; the ongoing world financial crisis and economic downturn; commodity chemicals price levels (which depend, among other things, on supply and demand for these products, capacity utilization and substitution rates between these products and competing products); feedstock availability and prices; operating costs; and terms and availability of financing. Readers of this Proxy Circular are cautioned not to place undue reliance on forward-looking statements contained in this Proxy Circular, which reflect the analysis of the management of NOVA Chemicals, only as of the date of this Proxy Circular. This Proxy Circular should be read in conjunction with the annual information form of the Company dated March 13, 2009 and the audited financial statements of the Company for the year ended December 31, 2008 and the associated management’s discussion and analysis, each of which have been publicly filed by the Company and are available at www.sedar.com and www.sec.gov. In addition to factors and matters referred to above or incorporated by reference herein, the Company believes the following factors relating to the Arrangement could cause actual results to differ materially from those discussed in the forward-looking statements: failure to satisfy the conditions to complete the Arrangement, including failure to receive required regulatory, Shareholder or court approvals; the occurrence of any event, change or other circumstance that could give rise to the termination of the Arrangement Agreement; and the delay of consummation of the Arrangement or the failure of the Arrangement to be completed for any other reason. NOVA Chemicals’ forward-looking information is expressly qualified in its entirety by this cautionary statement. In addition, the forward-looking information in this Proxy Circular is made only as of the date hereof, and except as required by applicable Law, NOVA Chemicals undertakes no obligation to update publicly this forward-looking information to reflect new information, subsequent events or otherwise.

INFORMATION CONTAINED IN THIS PROXY CIRCULAR

Information contained in this Proxy Circular is given as of March 13, 2009, except as otherwise noted.

No Person has been authorized to give information or to make any representations in connection with the Arrangement other than those contained in this Proxy Circular and, if given or made, any such information or representations should not be relied upon in making a decision as to how to vote on the Arrangement Resolution, or be considered to have been authorized by NOVA Chemicals or IPIC.

This Proxy Circular does not constitute an offer to buy, or a solicitation of an offer to sell, any securities, or the solicitation of a proxy, by any Person in any jurisdiction in which such an offer or solicitation is not authorized or in which the Person making such an offer or solicitation is not qualified to do so or to any Person to whom it is unlawful to make such an offer or solicitation.

Shareholders should not construe the contents of this Proxy Circular as legal, tax or financial advice and should consult with their own professional advisors as to the relevant legal, tax, financial or other matters in connection herewith.

SUMMARY OF MANAGEMENT PROXY CIRCULAR

The following information is a summary of the contents of this Proxy Circular. This summary is provided for convenience only and the information contained in this summary should be read in conjunction with, and is qualified in its entirety by, the more detailed information appearing or referred to elsewhere in this Proxy Circular, including the Appendices. Certain capitalized words and terms used in this summary are defined in the Glossary of Terms on pages 59 to 69 of this Proxy Circular. The full text of the Arrangement Agreement is appended to this Proxy Circular as Appendix “C”.

Meeting of Shareholders

The Meeting will be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 14, 2009 commencing at 2:30 p.m. (Eastern time). At the Meeting, Shareholders will be asked, among other things, to consider and, if deemed advisable, to pass the Arrangement Resolution. Shareholders of record at the close of business on March 13, 2009 are entitled to receive notice of and to vote at the Meeting or any adjournment or postponement thereof.

The Meeting has also been called as an annual meeting to enable Shareholders to receive the financial statements of NOVA Chemicals as at and for the year ended December 31, 2008, to elect directors and to appoint auditors.

The Arrangement

If the Arrangement Resolution is approved by Shareholders and all of the other conditions to closing of the Arrangement are satisfied or waived, IPIC will acquire, directly or indirectly, all of the outstanding Common Shares at a price per Common Share of US$6.00 in cash. Each Option/SAR, EAU, RSU and DSU (collectively, the “Other Securities”) granted and outstanding immediately prior to the Effective Time will be surrendered (without any action on behalf of the holder) for a payment in cash from NOVA Chemicals equal to the In-the-Money Amount of such Other Security, net of any Taxes required to be withheld and remitted by NOVA Chemicals. If the Arrangement Resolution is approved, the Arrangement will be implemented by way of a court approved plan of arrangement under the CBCA. Among other things, the Plan of Arrangement provides that IPIC is entitled, at any time prior to or following the Meeting to modify the Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under the Plan of Arrangement to any direct or indirect subsidiary or any Affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or Affiliates as purchaser for any or all purposes thereunder, provided that any such assignment shall not relieve IPIC of any of its obligations thereunder and IPIC shall guarantee the performance of the Arrangement Agreement by any such assignee. See “The Arrangement” and Appendix “B”.

Recommendation of the Board of Directors

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view, to Shareholders and is in the best interests of NOVA Chemicals and its Shareholders. Accordingly, the Board of Directors has unanimously approved the Arrangement and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution. See “The Arrangement — Recommendation of the Board of Directors”.

The Lock-Up Agreement

Each of the directors of NOVA Chemicals and the Senior Officers has entered into the Lock-Up Agreement with IPIC, pursuant to which the directors and the Senior Officers have agreed, among other things, to support the Arrangement and to vote the Common Shares beneficially owned by them in favour of the Arrangement Resolution. As of March 13, 2009, the directors and the Senior Officers, directly or indirectly, beneficially owned or exercised control or direction over 517,217 Common Shares, representing approximately 0.62% of the total Common Shares outstanding.

The Lock-Up Agreement may be terminated in certain specified circumstances, including if the Arrangement Agreement is terminated in accordance with its terms. See “The Lock-Up Agreement”.

Reasons for the Arrangement

The Board of Directors, acting with the advice and assistance of NOVA Chemicals’ management and its legal and financial advisors, evaluated IPIC’s proposal, including the terms and conditions of the Arrangement Agreement and the US$250 Million Backstop Credit Facility. After careful deliberation, on February 22, 2009, at a meeting described under “Background to the Arrangement”, the Board of Directors by a unanimous vote of the directors present determined that the Arrangement is fair, from a financial point of view, to the Shareholders of NOVA Chemicals and in the best interests of NOVA Chemicals and its Shareholders, and recommended that Shareholders vote in favour of the Arrangement Resolution. In reaching these determinations, NOVA Chemicals’ Board of Directors considered the following factors and potential benefits of the Arrangement, each of which the Board of Directors believes supported its decision:

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in light of the severe and immediate liquidity pressures facing NOVA Chemicals, the Board of Directors considered, in consultation with NOVA Chemicals’ management and its legal and financial advisors, a wide range of alternatives, including: (i) working with NOVA Chemicals’ existing lenders to amend or restructure the Company’s existing indebtedness so as to permit NOVA Chemicals to remain as a standalone entity, continuing with its current business model; (ii) the IPIC proposal; (iii) the infusion of new equity or debt financing; and (iv) voluntarily initiating a filing under the Companies’ Creditors Arrangement Act and Chapter 11 of the U.S. Bankruptcy Code, in each case, taking into consideration the potential rewards, risks and uncertainties associated with each of the alternatives. The announcement of the Arrangement Agreement on February 23, 2009 represented the culmination of a thorough process that had been conducted at the direction and under the supervision of the Board of Directors, and with the advice of experienced external advisors. In light of the thoroughness of the process and the broad scope of alternatives considered, the Board of Directors believes that the Consideration available to Shareholders under the Arrangement represents superior value to any of the other alternatives that were considered;

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that the US$250 Million Backstop Credit Facility, together with the EDC Facility, provide the Company with access to liquidity to meet its near-term obligations, including the condition subsequent to secure an additional US$100 million in financing on or before February 28, 2009 and to satisfy the US$250 million note maturity on April 1, 2009, and that if the Company was not able to secure such additional liquidity, it would have been required to initiate voluntary bankruptcy proceedings under CCAA/Chapter 11, which would have been destructive to shareholder value and disruptive to the Company’s operations and employees;

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the unsuccessful market canvass undertaken in 2007, which resulted in only one expression of interest being delivered, which expression of interest was subsequently withdrawn before any advanced discussions took place;

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the Consideration being offered to Shareholders under the Arrangement represents a premium of approximately 348% to the closing price of the Common Shares on the NYSE on February 20, 2009, the trading day immediately prior to the announcement of the Arrangement, and a premium of approximately 204% to the combined and currency-adjusted volume weighted average price of the Common Shares on the TSX and NYSE for the 30 trading days ended February 20, 2009;

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the RBC Fairness Opinion to the effect that as of February 22, 2009, subject to various assumptions, matters considered and limitations discussed in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals;

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the UBS Fairness Opinion to the effect that as of February 22, 2009, subject to various assumptions, matters considered and limitations discussed in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals;

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the fact that the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders, compared to a transaction in which Shareholders would receive all or part of the consideration in securities, and an ability for Shareholders to redeploy such cash in alternative investments;

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the fact that the Arrangement is not subject to any financing condition and the assessment of the Board of Directors, following consultation with NOVA Chemicals’ management and its financial advisors, that IPIC has the financial capacity to consummate the Arrangement;

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the terms of the Arrangement Agreement, including the fact that the Board of Directors remains able to respond in accordance with its fiduciary duties to unsolicited Acquisition Proposals that could reasonably be expected to lead to a Superior Proposal, and that the termination payments payable to IPIC in connection with a termination of the Arrangement Agreement (including in connection with the concurrent termination of the US$250 Million Backstop Credit Facility) are reasonable in the circumstances and not preclusive of other offers;

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the required approvals are protective of the rights of Shareholders. The Arrangement Resolution must be approved by no less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider among other things, the fairness of the Arrangement to the Shareholders; and

•	Registered Shareholders who oppose the Arrangement may upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Common Shares.

In the course of its deliberations, the Board of Directors also identified and considered a number of risk factors relating to the Arrangement, including the following:

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while the Company does not believe that there are material antitrust or other regulatory issues which will arise in connection with the Arrangement so as to prevent its completion, it is a condition to closing in favour of IPIC that all required regulatory approvals be received. There can be no assurance that all such approvals will be received, or that IPIC will waive its condition in respect of any outstanding approvals;

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if the Arrangement Agreement is terminated and the Board of Directors decides to seek another merger or business combination, there is no assurance that NOVA Chemicals will be able to find a party willing to pay greater or equivalent value compared to the consideration available to Shareholders under the Arrangement or that the continued operation of the Company under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement;

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IPIC’s obligations under the Arrangement Agreement are subject to certain conditions and IPIC has the right to terminate the Arrangement Agreement. In certain circumstances, NOVA Chemicals may also be required to pay the Termination Fee, expense reimbursement fees and other fees under the US$250 Million Backstop Credit Facility; and

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if the Arrangement is successfully completed, NOVA Chemicals will no longer exist as an independent public company and Shareholders will therefore be precluded from participating in the longer term potential benefits, if any, of the business of NOVA Chemicals.

The Board of Directors believes that any possible risks are more than outweighed by the potential benefits of the Arrangement and therefore that the above factors, taken as a whole, supported its recommendation of the Arrangement.

Fairness Opinions

In connection with the Arrangement, RBC and UBS each delivered a fairness opinion to the Board of Directors to the effect that, as of February 22, 2009 and based upon and subject to the various assumptions, matters considered and limitations set forth therein, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals.

The full text of the Fairness Opinions, which set forth, among other things, the various assumptions, matters considered and limitations on the scope of the review undertaken by each of RBC and UBS, respectively, in rendering their opinions, are attached as Appendices “D” and “E” to this Proxy Circular. In order to understand better one of the reasons for the recommendation made by the Board of Directors, Shareholders are encouraged to read each of the Fairness Opinions in its entirety. The summary of the Fairness Opinions described in this Proxy Circular is qualified by reference to the full text of the Fairness Opinions. The Fairness Opinions were provided solely for the use of the Board of Directors and may not be relied upon by any other Person. Such opinions do not constitute a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution. See “The Arrangement — Fairness Opinions”.

Shareholder Approval Required for the Arrangement Resolution

Approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. See “The Arrangement — Required Shareholder Approval”.

Non-Solicitation Covenants and Right to Match

NOVA Chemicals has agreed not to, directly or indirectly, solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate, including by way of furnishing information or entering into any form of agreement, arrangement or understanding, any inquiries or proposals regarding an Acquisition Proposal. Nonetheless, NOVA Chemicals is permitted to consider and accept an Acquisition Proposal prior to obtaining the Requisite Approval under certain conditions, provided that IPIC shall have the opportunity, but not the obligation, to propose to amend the terms of the Arrangement Agreement within five Business Days after receiving notice and a copy of the Superior Proposal so that the Acquisition Proposal is not a Superior Proposal compared to the terms of the Arrangement. In addition, NOVA Chemicals has also agreed with the lenders of the EDC Facility that it will not accept a Superior Proposal or withdraw its support for the Arrangement unless it has received a committed financing sufficient to repay the 2009 Notes when due, if such notes are then outstanding, or repay all amounts then owing under the US$250 Million Backstop Credit Facility, on terms that are either (a) approved by the majority of the lenders under the EDC Facility, acting reasonably, or (b) identical or no less favourable in all material respects to NOVA Chemicals and the lenders under the EDC Facility than those of the US$250 Million Backstop Credit Facility. See “The Arrangement Agreement — Non-Solicitation Covenants” and “The Arrangement Agreement — Right to Match”.

Conditions to the Arrangement Becoming Effective

The implementation of the Arrangement is subject to a number of conditions being satisfied or waived at or before the Effective Time, including, but not limited to, the following:

Mutual Conditions Precedent

(a)	the Arrangement Resolution shall have received the Requisite Approval at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and IPIC, acting reasonably, on appeal or otherwise;

(c)	the Competition Act Clearance, HSR Act Clearance, China Clearance and ECMR Clearance shall have been obtained;

(d)	no statute, rule, regulation or order shall have been enacted or temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been entered or issued, by any Governmental Entity in each case that has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(e)	the Arrangement Agreement shall have not been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of IPIC

(a)	performance in all material respects by NOVA Chemicals of all covenants required to be performed under the Arrangement Agreement;

(b)	that the representations and warranties of NOVA Chemicals contained in the Arrangement Agreement are true and correct in all respects as of the Effective Time other than the failure of NOVA Chemicals’ representations and warranties to be so true and correct, which do not have and are not expected to have a Material Adverse Effect on NOVA Chemicals (except that with respect to capitalization of NOVA Chemicals or the existence of a non-disclosed Material Adverse Effect, such representations and warranties must be true and correct in all respects); and

(c)	the Regulatory Approvals (other than those referred to under “Mutual Conditions Precedent” above) shall have been obtained.

Additional Conditions Precedent to the Obligations of the Company

(a)	performance in all material respects by IPIC of all covenants required to be performed under the Arrangement Agreement;

(b)	that the representations and warranties of IPIC contained in the Arrangement Agreement are true and correct, in all material respects, as of the Effective Time; and

(c)	IPIC shall have deposited or caused to be deposited (i) with the Depositary in escrow the full Consideration to be paid for the Common Shares and (ii) if requested by NOVA Chemicals, with NOVA Chemicals sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

See “The Arrangement Agreement — Conditions Precedent to the Arrangement”.

Closing

Completion of the Arrangement will occur on the third Business Day after satisfaction and/or waiver of the conditions precedent set forth above. The closing is expected to occur in the second quarter of 2009.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated in writing at any time prior to the Effective Time by mutual consent of IPIC and NOVA Chemicals. In addition, either IPIC or NOVA Chemicals may terminate the Arrangement Agreement and abandon the Arrangement at any time prior to the Effective Time in certain specified circumstances. See “The Arrangement Agreement — Termination of the Arrangement Agreement”.

Termination Fee

The Arrangement Agreement provides that NOVA Chemicals will be required to pay to IPIC a Termination Fee of US$15,000,000 (plus additional amounts under the US$250 Million Backstop Credit Facility described below) if:

(a)	the Arrangement Agreement is terminated either by the Company or IPIC in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Meeting in accordance with the Interim Order, but only if prior to the Meeting an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of the Arrangement Agreement, any Person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or consolidated assets of the Company or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding Common Shares or consolidated assets of the Company;

(b)	the Arrangement Agreement is terminated by IPIC due to any breach by the Company of its non-solicitation obligations under the Arrangement Agreement;

(c)	the Arrangement Agreement is terminated by IPIC in connection with the Board of Directors: (i) withdrawing or modifying, in a manner adverse to IPIC, its recommendation of the Arrangement, or (ii) approving or recommending an Acquisition Proposal (or entering into a binding written agreement in respect of an Acquisition Proposal other than as permitted by the Arrangement Agreement), or (iii) failing to publicly recommend or re-affirm its approval or recommendation of the Arrangement, after an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal, within five Business Days after a written request from IPIC to do so; or

(d)	the Arrangement Agreement is terminated by the Company in connection with the Company entering into an agreement in respect of a Superior Proposal. See “The Arrangement Agreement — Termination Payment”.

Further, the Arrangement Agreement provides that if the Arrangement Agreement is terminated by IPIC (i) on the basis that the Arrangement Resolution did not receive the Requisite Approval at the Meeting; or (ii) if a condition set forth in paragraphs (a) to (c) under the heading “Additional Conditions Precedent to the Obligations of IPIC” above becomes incapable of being satisfied where the failure to satisfy such condition is not the result, directly or indirectly, of a breach by IPIC (except with respect to the Company’s non-solicitation obligations), then the Company shall pay to IPIC an expense reimbursement fee of up to a maximum of US$3,000,000. The Termination Fee will be reduced by any amount actually paid by the Company to IPIC for reimbursement of expenses. See “The Arrangement Agreement — Termination Payment”.

The US$250 Million Backstop Credit Facility

Concurrently with the execution and delivery of the Arrangement Agreement, NOVA Chemicals and IPIC entered into the US$250 Million Backstop Credit Facility, and IPIC has made available to NOVA Chemicals the US$250 Million Backstop Credit Facility in accordance with its terms. If the Arrangement Agreement is terminated under certain circumstances, NOVA Chemicals must repay in full, or cause to be repaid in full, within the time periods provided in the facility, all amounts owing and/or outstanding under the US$250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder). NOVA Chemicals has agreed to pay an upfront fee equal to US$7.5 million and a commitment fee of up to approximately US$254,000 with respect to the US$250 Million Backstop Credit Facility. The upfront fee, the commitment fee and all interest payable under the US$250 Million Backstop Credit Facility are payable upon the maturity date or other termination of the facility. In addition, unless the US$250 Million Backstop Credit Facility has been repaid in full, an event of default will occur upon the termination of the Arrangement Agreement by NOVA Chemicals in order to accept a Superior Proposal or by IPIC as a result of a default by NOVA Chemicals thereunder, upon a change of control of NOVA Chemicals or upon NOVA Chemicals failing to support the Arrangement Agreement in accordance with its obligations thereunder. If an event of default occurs as described in this paragraph, in addition to IPIC’s other rights and remedies under the US$250 Million Dollar Backstop Credit Facility, the facility provides that NOVA Chemicals shall pay a fee equal to 2.50% of the aggregate outstanding principal amount of the US$250 Million Dollar Backstop Credit Facility, if same has been advanced, or, a fee equal to US$5,000,000, if same has not been advanced. See “The US$250 Million Backstop Credit Facility”.

Dissent Rights of Shareholders

Registered Shareholders are entitled to exercise Dissent Rights by providing a Dissent Notice to NOVA Chemicals at or before 5:00 p.m. (Calgary time) on April 9, 2009 (or on the Business Day that is two Business Days immediately preceding any adjourned or postponed Meeting) in the manner described under the heading “Dissent Rights of Shareholders”.

If the Arrangement is completed, Dissenting Shareholders will be entitled to be paid the “fair value” of the Dissent Shares determined as of the close of business on the day immediately preceding the Meeting, and will not be entitled to any other payment or consideration. There can be no assurance that a Dissenting Shareholder will receive consideration of equal value to the Consideration that such Shareholder would have received upon completion of the Arrangement. Only Registered Shareholders are entitled to dissent. Shareholders should carefully read the section entitled “Dissent Rights of Shareholders” if they wish to exercise Dissent Rights. Failure to comply strictly with the dissent procedures described in this Proxy Circular may result in the loss or unavailability of any right of dissent. See “Dissent Rights of Shareholders” and Appendix “F”.

The Companies

NOVA Chemicals is a reporting issuer in all of the provinces and territories of Canada. The Common Shares trade on the TSX and the NYSE under the symbol “NCX”. NOVA Chemicals is continued under the federal laws of Canada, and its principal business is the production and marketing of plastics and chemicals. NOVA Chemicals is one of North America’s leading plastics and chemicals companies, developing and manufacturing materials for customers world wide that produce consumer, industrial and packaging products.

IPIC is wholly-owned by the Government of the Emirate of Abu Dhabi. Its mandate is to invest in the hydrocarbon sector outside the Emirate of Abu Dhabi. IPIC looks to earn a commercial rate of return on its investments and is a long-term equity investor. IPIC has become one of the leading companies in the field of petroleum and energy investment since its inception in 1984. It plays an active role in the development of the petrochemical sector in Abu Dhabi through facilitating joint ventures, which benefit from the technology and operating resources of companies in IPIC’s portfolio and Abu Dhabi’s feedstock advantages. Its estimated net worth is more than US$14 billion.

Principal Canadian Federal Income Tax Considerations

Generally, a Resident Holder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the amounts received for such Common Shares under the Arrangement, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Common Shares immediately before the disposition.

Generally, a Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares under the Arrangement, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

The foregoing is a brief summary of the principal Canadian federal income tax consequences only. Shareholders are urged to read “Principal Canadian Federal Income Tax Considerations”, and consult their own tax advisors to determine the particular consequences to them of disposing of their Common Shares under the Arrangement.

Principal United States Federal Income Tax Considerations

Generally, the receipt of cash in exchange for Common Shares pursuant to the Plan of Arrangement will be a taxable transaction for U.S. federal income tax purposes. As a result, a Shareholder who is a U.S. person for U.S. federal income tax purposes will generally recognize a capital gain or loss equal to the difference, if any, between (i) the amount of cash received in the Plan of Arrangement and (ii) such Shareholder’s adjusted tax basis in the Common Shares exchanged for cash. The deductibility of capital losses for U.S. federal income tax purposes is limited.

The foregoing is a brief summary of the principal United States federal income tax consequences only. Shareholders who are U.S. persons are urged to read “Principal United States Federal Income Tax Considerations”, and consult their own tax advisors to determine the particular consequences to them of disposing of their Common Shares under the Arrangement.

Deposit of Share Certificates

The Letter of Transmittal (the BLUE form) sent to Registered Shareholders with this Proxy Circular sets out the details of the procedures to be followed by each Registered Shareholder for delivering the share certificate(s) held by such Registered Shareholder to the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and IPIC will cause the Depositary to return all deposited share certificate(s) to the registered holders thereof as soon as practicable, by first class insured mail. Shareholders owning Common Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Common Shares.

Provided that a Registered Shareholder has presented and surrendered share certificate(s) to the Depositary, together with such other documents and instruments as IPIC or the Depositary may reasonably require, as set forth in the Letter of Transmittal, as soon as practicable following the Effective Date, IPIC will cause a cheque: (a) to be sent to such Registered Shareholder representing the Consideration for each Common Share sold pursuant to the Arrangement; or (b) to be made available at the offices of the Depositary at 199 Bay Street, Securities Level, Commerce Court West, Toronto, Ontario, M5L 1G9 for pick-up by the Registered Shareholder as requested by the Registered Shareholder in the Letter of Transmittal. Options/SARs, EAUs, RSUs and DSUs will be cancelled upon the completion of the Arrangement (without any action on behalf of the holder thereof) and a cheque for the In-the-Money Amount of such Other Securities will be mailed to the holders of such Other

Securities. However, the Depositary may require certain additional information from the holders of such Other Securities before it makes payment. The holders of such Other Securities will be contacted if this is the case. All payments will be subject to applicable withholdings for Taxes. Pursuant to the rules of the Canadian Payments Association, a Cdn$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. Payments in excess of Cdn$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association as further described in the Letter of Transmittal.

If a Registered Shareholder fails to present and surrender the share certificate(s) held by such Registered Shareholder in accordance with the Letter of Transmittal, such Registered Shareholder will not be entitled to receive a cheque (or wire transfer, as applicable) representing the proceeds payable to that Registered Shareholder until the Registered Shareholder delivers such share certificate(s) to the Depositary. Under no circumstances will interest be paid by IPIC, NOVA Chemicals or the Depositary on any outstanding amounts of money owed to a Shareholder.

If a Registered Shareholder fails to present and surrender a share certificate which, prior to the Effective Date, represented issued and outstanding Common Shares on or before the sixth anniversary of the Effective Date, the interest of the Registered Shareholder in any Consideration evidenced by the share certificate shall be terminated.

Non-Registered Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary or nominee should contact that Intermediary or nominee for instructions and assistance in depositing those Common Shares.

See “The Arrangement – Arrangement Mechanics – Letter of Transmittal”, “The Arrangement – Arrangement Mechanics – Deposit of Share Certificates” and “The Arrangement – Arrangement Mechanics – Delivery of Consideration for Common Shares and Other Securities”.

Non-Registered Shareholders

Should a Non-Registered Shareholder who receives either a proxy or a voting instruction form wish to attend and vote at the Meeting in person (or have another Person attend and vote on behalf of the Non-Registered Shareholder), the Non-Registered Shareholder should strike out the names of the Persons named in the applicable proxy and insert the Non-Registered Shareholder’s (or such other Person’s) name in the blank space provided or, in the case of the voting instruction form, follow the corresponding instruction on the form. In either case, Non Registered Shareholders should carefully follow the instructions of their intermediaries and their service companies. See “Voting Information – Voting in Person or by Proxy – Non-Registered (Beneficial) Shareholders”.

Regulatory Matters

Competition Act

The acquisition of the Common Shares by IPIC pursuant to the Arrangement is a Notifiable Transaction under the Competition Act, and as such, IPIC intends to request an ARC from the Commissioner and waiver of the obligation to file a pre-merger notification. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon Competition Act Clearance. See “Principal Legal Matters – Regulatory Matters – Competition Act” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

HSR Act

Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and

the required waiting period has expired or been terminated. IPIC and NOVA Chemicals intend to file their respective Notification and Report Forms under the HSR Act. The obligations of IPIC and NOVA Chemicals to complete the Arrangement are conditional upon HSR Act Clearance. See “Principal Legal Matters – Regulatory Matters – HSR Act” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

European Commission

Both IPIC and NOVA Chemicals conduct business in member states of the European Union. The EC Merger Regulation requires notification to, and approval by, the European Commission of transactions exceeding certain financial thresholds before they can be implemented. On March 17, 2009, IPIC and NOVA Chemicals filed a draft Form CO with the European Commission. Following the European Commission’s review of the draft Form CO and response to IPIC and NOVA Chemicals, IPIC and NOVA Chemicals intend to file the final Form CO with the European Commission. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon ECMR Clearance. See “Principal Legal Matters – Regulatory Matters – European Commission” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

People’s Republic of China

Both IPIC and NOVA Chemicals conduct business in the People’s Republic of China. China AML requires notification to, and approval by, the relevant competition authority of transactions exceeding certain financial thresholds before they can be implemented. IPIC and NOVA Chemicals intend to file a pre-merger notification with the competition authority. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon China Clearance. See “Principal Legal Matters – Regulatory Matters – People’s Republic of China” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Investment Canada Act

The acquisition of the Common Shares by IPIC pursuant to the Arrangement is a Reviewable Transaction under the Investment Canada Act. On March 16, 2009, IPIC filed an application for review with the Investment Review Division of Industry Canada. The obligation of IPIC to complete the Arrangement is conditional upon receiving Investment Canada Approval. See “Principal Legal Matters – Regulatory Matters – Investment Canada Act” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Exon-Florio

The acquisition of the Common Shares by IPIC pursuant to the Arrangement may be reviewed under Exon-Florio. IPIC and NOVA Chemicals intend to jointly file a notice of the transaction with the CFIUS. The obligation of IPIC to complete the Arrangement is conditional upon receiving CFIUS Clearance. See “Principal Legal Matters – Regulatory Matters – Additional Jurisdictions” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

Additional Jurisdictions

Both IPIC and NOVA Chemicals have assets and/or sales in numerous jurisdictions throughout the world in addition to the United States, Canada, the European Union and China. Many of those jurisdictions have competition laws that could require that notifications be filed and clearances obtained prior to completion of the Arrangement. Appropriate filings will be made in those jurisdictions where it is determined that a filing is required. The Arrangement is conditional upon receiving all other Regulatory Approvals that, in the good faith judgment of IPIC, are reasonably required to consummate the Arrangement. See “Principal Legal Matters – Regulatory Matters – Additional Jurisdictions” and “The Arrangement Agreement – Conditions Precedent to the Arrangement”.

THE ARRANGEMENT

Background to the Arrangement

On several occasions during early 2008, individuals engaged in NOVA Chemicals’ polyethylene technology licensing business met with representatives of Borealis AG (“Borealis”), the Vienna, Austria based polyethylene producer of which IPIC is a majority owner, to discuss licensing opportunities involving NOVA Chemicals’ proprietary polyethylene technology. These discussions led to a meeting on April 30, 2008 between Chris Pappas, NOVA Chemicals’ President and Chief Operating Officer, and a senior officer of Borealis, where the possibility of a joint venture transaction was discussed involving NOVA Chemicals’ polyethylene technology and a production facility to be built in Abu Dhabi. Although the joint venture initiative did not proceed, the Borealis representative arranged for a subsequent meeting between Mr. Pappas and senior officers of IPIC, to be held in London, England on August 7, 2008, at which Mr. Pappas discussed NOVA Chemicals’ technology and operations. A representative of UBS, one of NOVA Chemicals’ existing financial advisors, also attended the meeting at Mr. Pappas’ request.

Subsequent to the August 7, 2008 meeting, Khadem A. Al Qubaisi, IPIC’s Managing Director, invited Jeffrey Lipton, NOVA Chemicals’ Chief Executive Officer, and Mr. Pappas to meet with him and other senior officers of IPIC in Abu Dhabi on October 9, 2008. At the meeting, which a representative of UBS also attended, Mr. Al Qubaisi indicated that IPIC had an interest in acquiring NOVA Chemicals in a negotiated transaction, and that an offer would be forthcoming.

On December 28, 2008, a representative of HSBC Bank plc (together with HSBC Securities (Canada) Inc., “HSBC”), IPIC’s financial advisor, contacted UBS to advise of IPIC’s interest in meeting with representatives of NOVA Chemicals to discuss a potential negotiated acquisition transaction. Representatives of UBS advised Mr. Lipton of HSBC’s request. Following consultation with Mr. Jim Stanford, NOVA Chemicals’ Chairman, the Board of Directors and the Company’s legal advisors, Osler, Hoskin & Harcourt LLP (“Osler”) and Wachtell, Lipton, Rosen & Katz (“Wachtell”), and representatives of each of RBC and UBS, which NOVA Chemicals had retained as financial advisors in connection with the possible transaction, Mr. Lipton agreed to meet with representatives of IPIC in Toronto, Canada on January 6, 2009.

On January 6, 2009, Messrs. Lipton and Pappas, together with representatives of RBC and UBS, met in Toronto with senior officers of IPIC. Representatives of HSBC were also in attendance. At the meeting, IPIC provided an overview of IPIC and its operations and investment portfolio. IPIC then expressed its interest in acquiring NOVA Chemicals, with the support of its Board of Directors, pursuant to an amalgamation, plan of arrangement, takeover bid or similar business combination. In doing so, IPIC outlined the strategic rationale behind its interest, including a strong interest in NOVA Chemicals’ technology and its Alberta, Canada-based assets. IPIC also cited the strength of the combined entities, the potential synergies in combining IPIC’s polymers and chemical capabilities in Europe, the Middle East and Asia with those of NOVA Chemicals in North America, the benefits to NOVA Chemicals of enhanced access to financing to fund and expand its operations, and the continuing role of the Company’s senior management. In support of their expression of interest, IPIC provided a letter and summary of transaction terms, outlining a preliminary non-binding proposal to acquire all of NOVA Chemicals’ outstanding Common Shares. IPIC noted that any transaction would be subject to, among other things, due diligence, the approval of IPIC’s and NOVA Chemicals’ respective boards of directors and the entering into of a definitive transaction agreement. IPIC also noted that any transaction would be funded through a mixture of equity from its shareholder, the Government of Abu Dhabi, and committed third party full recourse debt financing from a syndicate of IPIC’s relationship banks, and attached a letter of support for such financing from HSBC. IPIC also requested a 30-day exclusivity period. Mr. Lipton indicated that he would advise the Board of Directors of IPIC’s expression of interest at a meeting of the Board of Directors scheduled to be held on January 14, 2009.

Following the January 6, 2009 meeting, NOVA Chemicals’ management and the Company’s legal and financial advisors considered IPIC’s proposal and engaged in discussions with IPIC and its financial advisor to clarify certain matters, including whether IPIC’s proposal had been authorized and approved by IPIC’s board of directors. IPIC agreed to deliver to NOVA Chemicals in advance of the January 14, 2009 Board of Directors meeting a revised letter outlining their non-binding proposal, which confirmed that the proposal had been approved by IPIC’s board of directors.

During the period prior to the January 14, 2009 Board of Directors meeting, NOVA Chemicals’ management was also engaged in discussions with the lenders under its US$350 million senior secured credit facility in connection with a proposed amendment to certain of the financial covenants under the facility. As a result of significant fourth quarter losses expected to be incurred as a result of NOVA Chemicals’ use of “first-in, first-out”, or FIFO-based accounting for cost of goods sold, decreased sales volumes and reduced selling prices, the Company was concerned that it could no longer be in compliance with the financial covenants as of March 31, 2009. Were NOVA Chemicals to breach its covenants at such time, it could result in a default enabling the lenders to declare all amounts drawn under the facility to be due and payable, and to terminate all commitments to further credit. A default under the senior secured credit facility would also have significant negative implications for certain other of NOVA Chemicals’ debt arrangements by virtue of cross-default provisions in such arrangements.

On January 14, 2009, the Board of Directors met to consider, among other things, NOVA Chemicals’ liquidity position and the IPIC proposal. At the meeting of the Board of Directors, NOVA Chemicals’ management provided an overview of market conditions and the Company’s expected operating results for the fourth quarter, noting that chemical and plastics producers, including NOVA Chemicals, had experienced significant reductions in sales volumes as customers drew down their inventories, and rapid price decreases. Management further noted that NOVA Chemicals’ results would be significantly and negatively impacted by a large flow-through impact on the income statement owing to the Company’s use of FIFO-based accounting. From a liquidity perspective, Mr. MacDonald, NOVA Chemicals’ Senior Vice President and Chief Financial Officer, noted that as a result of the deteriorating market conditions, a failure of NOVA Chemicals to maintain access to existing financing and to attract new financing would likely result in the Company being in a negative liquidity position at the end of each fiscal quarter in 2009. NOVA Chemicals’ management then summarized the status of discussions relating to several possible new sources of financing, including EDC, and reviewed the state of the Company’s current relationships with its lenders, the need for covenant relief and the imminent maturity on April 1, 2009 of US$250 million in notes in circumstances where the Company’s liquidity was constrained. Mr. MacDonald noted that a failure to manage the liquidity challenges which the Company faced would give rise to a serious risk of insolvency at the end of the first quarter.

Following management’s presentation, representatives of RBC and UBS discussed NOVA Chemicals’ liquidity position. RBC noted that the Company was likely to face serious liquidity challenges in 2009, as access to the public equity and debt capital markets would be challenging for the Company in the near term, its cash flow was significantly reduced and not at a level to deal with all of its liquidity needs, and it faced approximately US$1.4 billion in maturities over the next 18 months. RBC also noted additional pressures on NOVA Chemicals’ liquidity had arisen or were likely to arise in the form of the need for covenant relief, the possible requirement to post letters of credit to secure feedstock supply, likely downgrades from credit rating agencies following the release of fourth quarter 2008 results and an inability under the terms of NOVA Chemicals’ public debt indentures to provide new security to lenders. Representatives of UBS concurred that the debt capital markets were not likely to be available to NOVA Chemicals in the near term, and noted that the long term forecasting undertaken by NOVA Chemicals was open to question in light of NOVA Chemicals’ historical results and certain competitors’ views.

The Board of Directors then considered the IPIC proposal which had been revised to confirm that the proposal had been approved by IPIC’s board of directors. Osler and Wachtell reviewed the principal terms of the non-binding proposal, and representatives of RBC and UBS offered their views on, among other things, the likely willingness and capacity of other strategic and financial buyers to entertain an acquisition of the Company. Representatives of UBS noted that owing to the deteriorating market conditions being experienced by the chemical industry generally and the significant financial constraints being experienced by several producers, an auction process would likely produce very few, if any competitive strategic bidders. Representatives of UBS also noted that it was unlikely that in the then prevailing credit environment a financial buyer would come forth.

In addition, NOVA Chemicals’ management and representatives of UBS reviewed with the Board of Directors the comprehensive market canvass undertaken by the Company in early 2007. The canvass had been undertaken in response to an unsolicited approach from a company that had expressed an interest in engaging in discussions regarding a potential business combination transaction with NOVA Chemicals. Following the unsolicited approach, the Board of Directors agreed that in the then current environment it would be appropriate to undertake a comprehensive market canvass to determine whether there would be an acquiror for NOVA Chemicals at a price that would be fair to the Company’s shareholders. In that process, NOVA Chemicals and its financial advisors sought confidential expressions of interest from a wide range of strategic buyers in respect of a possible transaction. Several interested parties signed confidentiality and standstill agreements and undertook diligence exercises, following which one party delivered a non-binding expression of interest. This expression of interest was subsequently withdrawn before any advanced discussions took place.

In determining how to proceed, the Board of Directors considered at length, among other concerns, whether it was appropriate in the circumstances to pursue discussions with IPIC without first having solicited other expressions of interest in respect of the Company, or “auctioning” the Company. The Board of Directors, having considered the advice of its legal and financial advisors and NOVA Chemicals’ management, determined that in light of the considerable constraints which chemicals and plastics producers were currently facing, the bankruptcy of LyondellBasell Industries, the current credit and market environments, the results of the 2007 market canvass by NOVA Chemicals and the significant near-term liquidity pressures on the Company, it would not be appropriate to conduct a broad market canvass in the circumstances. In the absence of such a canvass, the Board of Directors directed NOVA Chemicals’ management and the Company’s legal and financial advisors to ensure that, in the event NOVA Chemicals were to determine to pursue a transaction with IPIC, reasonable fiduciary out and termination fee provisions would be negotiated to give an opportunity for other potential unsolicited acquirors and competing offers to surface.

Following further discussion with its legal and financial advisors, the Board of Directors advised NOVA Chemicals management that in light of the significant liquidity constraints facing the Company, management, together with the Company’s legal and financial advisors, should simultaneously and aggressively pursue four alternate paths: (i) taking measures to address NOVA Chemicals’ immediate liquidity concerns, including undertaking aggressive internal cost reduction and cash generation initiatives, continuing to engage in discussions with the secured lending syndicate regarding covenant amendments, and pursuing new financing opportunities, including EDC; (ii) pursuing further discussions with IPIC regarding its expression of interest on a non-exclusive basis; (iii) pursuing alternate sources of debt or equity financing; and (iv) readying the Company to file for protection under the Companies’ Creditors Arrangement Act (“CCAA”) or Chapter 11 of the U.S. Bankruptcy Code (“Chapter 11”) in the event none of the liquidity, financing or acquisition alternatives were realized. The Board of Directors also requested regular updates from management on each of these matters.

Following the Board of Directors meeting, representatives of RBC and UBS contacted HSBC, as directed by the Board of Directors, to indicate NOVA Chemicals’ interest in pursuing further discussions with IPIC regarding its expression of interest. Representatives from IPIC and NOVA Chemicals agreed to meet, together with their respective legal and financial advisors, in London, England on February 4, 2009. During this period, NOVA Chemicals management continued to engage in discussions with its lenders in connection with the required covenant amendments, and with EDC in connection with new financing. At the request of the Board of Directors, representatives of RBC and UBS also approached several new possible sources of debt or equity financing to gauge their interest in an investment in or providing financing to NOVA Chemicals. NOVA Chemicals and its legal advisors also undertook several initiatives relating to a possible CCAA/Chapter 11 filing.

The Board of Directors met by teleconference on January 26, 2009 to receive an update on NOVA Chemicals’ liquidity position and the alternate paths being pursued, including the proposed IPIC transaction.

Mr. MacDonald reviewed the status of the amendments being sought to the financial covenants in the Company’s secured credit facility, noting that he expected to receive unanimous support from the lending syndicate for the amendments prior to the release on January 29, 2009 of NOVA Chemicals’ fourth quarter 2008 results. Mr. MacDonald noted that the covenant relief was premised on several significant conditions, including the requirement that NOVA Chemicals raise US$100 million in new financing on or before February 28, 2009, and an additional US$100 million in new financing on or before June 1, 2009. Mr. MacDonald then provided an update on negotiations with EDC in respect of the proposed new credit facility and on recent discussions with potential new sources of debt or equity financing introduced by RBC and UBS, indicating that those discussions were at a very preliminary stage and, in some cases, involved financing that could be extremely expensive or dilutive to existing shareholders.

In addition, representatives of RBC and UBS provided the Board of Directors with an update on the status of IPIC’s expression of interest, and advised the Board of Directors of the upcoming February 4, 2009 meeting in London.

On January 29, 2009, NOVA Chemicals released its results for the fourth quarter of 2008. The Company reported a net loss of US$214 million (US$2.56 per share) for the quarter, compared to net income of US$98 million (US$1.18 per share) for the third quarter of 2008, and net income of US$126 million (US$1.57 per share) for the fourth quarter of 2007. Included in the results was a loss of US$364 million before-tax (US$294 million after-tax) relating to the Company’s use of FIFO-based accounting, and a write-down of the value of its year end inventory by US$129 million before-tax (US$90 million after-tax) to reflect market prices as of December 31, 2008. NOVA Chemicals also announced the covenant amendments, and the conditions to the relief. Reaction to the release of the fourth quarter results was significant and adverse. The trading prices of NOVA Chemicals’ Common Shares and Notes declined significantly, and credit rating agencies downgraded the Company and its debt to B(high) (in the case of DBRS), B- (in the case of Fitch Ratings), CCC+ (in the case of Standard & Poor’s) and B2 (in the case of Moody’s). Certain of NOVA Chemicals’ suppliers also sought letters of credit to be posted or upfront cash payment to be made to secure delivery of supply.

On February 4, 2009, Mr. Lipton and Jack Mustoe, the Corporation’s Senior Vice President and Chief Legal Officer, met with senior officers of IPIC in London, England. NOVA Chemicals’ and IPIC’s legal and financial advisors also attended the meeting. At the meeting, IPIC indicated their continuing interest in acquiring NOVA Chemicals, but expressed their concerns over the severe decline in the Company’s share price and the Company’s deteriorating credit and supplier relationships having created greater uncertainty around the completion of the acquisition. IPIC indicated that they were now prepared to offer a reduced price of US$6.00 per share, in cash, for all of the Company’s Common Shares. The representatives of IPIC indicated to Messrs. Lipton and Mustoe that IPIC was unwilling to negotiate the offered consideration. HSBC advised RBC and UBS similarly. Despite this indication, Mr. Lipton requested that IPIC increase the proposed consideration payable to the Company’s shareholders and IPIC indicated that it was not prepared to increase its proposed purchase price under any circumstances.

Following the presentation of IPIC’s proposal, Messrs. Lipton and Mustoe met separately with IPIC’s representatives and explored the possibility of IPIC undertaking a staged investment, through successive investments of equity or debt, rather than pursuing an acquisition of the entire Company. IPIC indicated that they would not be interested in pursuing this alternative, and that it was their objective to acquire the entire Company. Messrs. Lipton and Mustoe agreed that they would present IPIC’s expression of interest to the Board of Directors on February 6, 2009. Messrs. Lipton and Mustoe further noted that NOVA Chemicals was not prepared to offer IPIC exclusivity during the diligence period, as it was continuing to explore all possible alternatives to maximize value. They also stressed the need for certainty and a lack of conditions such as financing, and that IPIC must move quickly to complete its diligence and definitive acquisition documentation by February 23, 2009. Messrs. Lipton and Mustoe also explained that the fiduciary out and termination fee provisions of the definitive agreement could not preclude other potential unsolicited acquirors and competing offers from being considered by the Board of Directors following execution of the agreement.

Following the meeting, NOVA Chemicals’ legal advisors negotiated with IPIC’s legal advisors the terms of IPIC’s expression of interest, including a summary of transaction terms, and a form of confidentiality and standstill agreement. IPIC delivered its expression of interest and summary of transaction terms to NOVA Chemicals on February 6, 2009. The offer included the consideration of US$6.00 per share and a termination fee which had been reduced to US$15 million. IPIC also confirmed that it had sufficient internal equity to complete the acquisition and that it was no longer seeking a 30-day exclusivity period.

On February 6, 2009, the Board of Directors met by teleconference to receive an update on NOVA Chemicals’ liquidity position and the status of the various alternatives it was pursuing, including the IPIC proposal. Mr. Lipton noted that while the markets for NOVA Chemicals’ products had improved relative to the fourth quarter, it was important that NOVA Chemicals continue to pursue alternative solutions to its liquidity challenges. Mr. MacDonald reviewed the recent downgrades to NOVA Chemicals’ credit ratings following the release of its fourth quarter financial results and the tightening of credit terms imposed by certain suppliers of natural gas which had resulted in NOVA Chemicals being required to post a US$20 million letter of credit on the NGX Exchange. Messrs. Lipton and MacDonald also updated the Board of Directors on ongoing discussions with EDC and three Canadian banks who were existing lenders to NOVA Chemicals relating to the new credit facility. Representatives of UBS then provided an update of the work being done, at the request of the Board of Directors, to attract new sources of debt and equity financing, noting that five parties had expressed a preliminary interest in possibly extending debt, equity or equity-like financing. UBS noted that the recent decline in the trading prices of NOVA Chemicals’ equity and debt reflected deep concerns over NOVA Chemicals’ liquidity position and refinancing risk.

Mr. Lipton then summarized the February 4, 2009 meeting with IPIC. Osler and Wachtell reviewed with the Board of Directors the terms of IPIC’s proposal, including related documents, and the confidentiality agreement which had been negotiated between IPIC’s and the Company’s legal advisors after the London meeting. Representatives of UBS relayed to the Board of Directors that IPIC was prepared to work towards a February 23, 2009 commitment date. In addition, representatives of UBS suggested to the Board of Directors that in light of NOVA Chemicals’ current liquidity position, NOVA Chemicals’ management should consider discussing with IPIC that, should the transaction proceed, NOVA Chemicals was likely to require some form of interim or backstop financing from IPIC to ensure that, in the event that a sufficient amount of financing was not forthcoming, NOVA Chemicals could meet its obligations to raise an additional US$100 million in financing on or before February 28, 2009 and to satisfy the US$250 million Note maturity on April 1, 2009.

Osler and Wachtell provided an update on the status of NOVA Chemicals’ and its legal advisors’ efforts to ready the Company for a CCAA/Chapter 11 filing if deemed appropriate and the financial advisors indicated the status of other financing alternatives being explored.

Following discussions with its legal and financial advisors, and in light of the severe and immediate liquidity pressures which the Company was facing, the Board of Directors directed NOVA Chemicals’ management to move forward expeditiously in its negotiations with IPIC, including settling and executing the summary of transaction terms and a confidentiality and standstill agreement. The Board of Directors also instructed the Company’s management to continue pursuing all reasonable alternative solutions to NOVA Chemicals’ liquidity challenges, but to also ready the Company for a CCAA/Chapter 11 filing if sufficient sources of financing could not be obtained.

Following the Board of Directors meeting, NOVA Chemicals’ and IPIC’s legal advisors settled the forms of the summary of transaction terms and confidentiality and standstill agreement, which were executed by NOVA Chemicals and IPIC effective February 6 and 7, 2009, respectively.

Following execution of the confidentiality and standstill agreement, IPIC and its legal and financial advisors were granted access to NOVA Chemicals’ on-line data room. In addition, IPIC and its advisors conducted visits to certain of NOVA Chemicals’ operating sites, and IPIC representatives met with management of NOVA Chemicals in Toronto on February 12 and 13, 2009.

The Board of Directors met in Toronto on February 12 and 13, 2009 to receive an update on the status of IPIC’s due diligence initiatives and related matters. Representatives of UBS noted that they had discussed with IPIC and its financial advisors the need to provide backstop financing as part of any acquisition transaction. NOVA Chemicals management also provided an update on the status of its financing alternatives.

On February 14, 2009, IPIC’s legal advisors, Torys LLP (“Torys”) delivered a draft of the Arrangement Agreement to Osler and Wachtell. Over that weekend and through the week of February 16, 2009, Osler, Wachtell and Torys engaged in extensive discussions and negotiations regarding the principal issues raised by the draft Arrangement Agreement, including closing conditions, the allocation of regulatory and other risks to the closing of the transaction, the nature of the non-solicitation obligations and corresponding fiduciary exceptions, the scope of the representations, warranties and operating covenants, the circumstances in which either party would be permitted to terminate the agreement and the instances in which a termination fee would be payable. NOVA Chemicals and IPIC and their respective legal and financial advisors also continued to discuss and negotiate the terms of the draft US$250 Million Backstop Credit Facility.

On February 16, 2009, Mr. Lipton received a call from the chief executive officer of Company A regarding its interest in engaging in discussions regarding a potential business combination transaction with NOVA Chemicals. At the request of Company A, on February 18, 2009 Messrs. Lipton and Mustoe met with the chief executive officer of Company A. At this meeting, Company A re-iterated its interest in a possible transaction, although no specific timing or terms were discussed or proposal made. Representatives of NOVA Chemicals have not, as of the date of this Proxy Circular, engaged in any subsequent discussions with Company A.

The Board of Directors met by teleconference on February 20, 2009 to receive an update on the status of IPIC discussions. Osler and Wachtell reviewed with the Board of Directors the status of negotiations on the draft Arrangement Agreement and the principal issues being discussed. NOVA Chemicals’ management also updated the Board of Directors on the status of the negotiations relating to the US$250 Million Backstop Credit Facility and the EDC Facility. Representatives of RBC and UBS also reviewed with the Board of Directors the status of their discussions with possible sources of debt, equity or equity-like financing, noting that discussions had moved to the stage of a term sheet with only one party, who was offering to extend financing which would be extremely expensive to the Company and could potentially result in an acquisition of control. RBC and UBS also discussed the prospects for a public offering of equity, and noted that at current prices any such offering could be extremely dilutive to NOVA Chemicals’ shareholders.

Following the meeting, NOVA Chemicals and IPIC and their respective legal and financial advisors worked to finalize the Arrangement Agreement and US$250 Million Backstop Credit Facility and NOVA Chemicals and its legal advisors worked to finalize the facility with EDC.

The Board of Directors met again by teleconference on February 21, 2009 to receive an update on the status of IPIC discussions and the EDC Facility. Osler and Wachtell indicated that negotiations with respect to the Arrangement Agreement and the US$250 Million Backstop Credit Facility were progressing, and reviewed in detail the terms of the Arrangement Agreement, the US$250 Million Backstop Credit Facility and the draft Lock-Up Agreement pursuant to which the directors and NOVA Chemicals’ Senior Officers would commit to, among other things, vote their Common Shares in favour of the Arrangement. In respect of the EDC Facility, Mr. MacDonald noted that negotiations were continuing with EDC and the lenders, and that he expected that agreement on the facility would be reached prior to February 23, 2009.

During the course of the day on February 22, 2009, IPIC and NOVA Chemicals and their respective financial and legal advisors continued to negotiate the terms of the Arrangement Agreement, US$250 Million Backstop Credit Facility and Lock-Up Agreement.

At 5:00 p.m. on February 22, 2009, the Board of Directors met in person and by teleconference to consider the IPIC proposal and the IPIC and EDC credit facilities. Members of NOVA Chemicals’ senior management and representatives of RBC, UBS, Osler and Watchell reported to the Board of Directors on developments during the day. Representatives of RBC reviewed with the Board of Directors their financial analysis of the proposed IPIC transaction, and of the alternative measures NOVA Chemicals was continuing to consider. Osler and Wachtell reviewed with the Board of Directors the final terms of the Arrangement Agreement, US$250 Million Backstop Credit Facility and Lock-Up Agreement. RBC rendered to the Board of Directors its oral opinion (which opinion was subsequently confirmed in writing by delivery of the RBC Fairness Opinion) to the effect that, as of February 22, 2009, and subject to the procedures followed, assumptions made, qualifications and limitations and the review and other matters considered in rendering their opinions, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals, as more fully described below under “Fairness Opinions – Opinion of RBC Capital Markets”. Also at this meeting, representatives of UBS reviewed with the Board of Directors its financial analysis of the consideration to be received in the Arrangement and delivered to the Board of Directors an oral opinion, which opinion was confirmed by delivery of a written opinion dated February 22, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals, as more fully described below under “Fairness Opinions – Opinion of UBS Securities LLC”. After considerable deliberation and discussion, and after considering the proposed terms of the Arrangement Agreement and the US$250 Million Backstop Credit Facility and the various presentations of NOVA Chemicals’ financial and legal advisors, the Board of Directors, by unanimous vote of directors present, authorized and approved the Arrangement Agreement, declared that the Arrangement contemplated by the Arrangement Agreement was fair, from a financial point of view, to Shareholders and in the best interests of NOVA Chemicals and its Shareholders, and recommended that Shareholders vote in favour of the Arrangement Resolution. The Board of Directors also authorized the entering into of the US$150 million EDC Facility with EDC and the three Canadian banks.

On February 23, 2009, NOVA Chemicals and IPIC executed the Arrangement Agreement and US$250 Million Backstop Credit Facility, IPIC and NOVA Chemicals’ directors and Senior Officers executed the Lock-Up Agreement, and the transaction was announced prior to the opening of trading on the TSX and NYSE.

Recommendation of the Board of Directors

After careful consideration, the Board of Directors has unanimously determined that the Arrangement is fair, from a financial point of view, to Shareholders and is in the best interests of NOVA Chemicals and its Shareholders. Accordingly, the Board of Directors has unanimously approved the Arrangement and unanimously recommends that Shareholders vote in favour of the Arrangement Resolution.

Reasons for the Arrangement

The Board of Directors, acting with the advice and assistance of NOVA Chemicals’ management and its legal and financial advisors, evaluated IPIC’s proposal, including the terms and conditions of the Arrangement Agreement and the US$250 Million Backstop Credit Facility. After careful deliberation, on February 22, 2009, at a meeting described above under “Background to the Arrangement”, the Board of Directors by a unanimous vote of the directors present determined that the Arrangement is fair, from a financial point of view, to the Shareholders of NOVA Chemicals and in the best interests of NOVA Chemicals and its Shareholders, and recommended that Shareholders vote in favour of the Arrangement Resolution. In reaching these determinations, NOVA Chemicals’ Board of Directors considered the following factors and potential benefits of the Arrangement, each of which the Board of Directors believes supported its decision:

•

in light of the severe and immediate liquidity pressures facing NOVA Chemicals, the Board of Directors considered, in consultation with NOVA Chemicals’ management and its legal and financial advisors, a wide range of alternatives, including: (i) working with NOVA Chemicals’ existing lenders to amend or restructure the Company’s existing indebtedness so as to permit NOVA Chemicals to remain as a standalone entity, continuing with its current business model; (ii) the IPIC proposal; (iii) the infusion of new equity or debt financing; and (iv) voluntarily initiating a filing under CCAA/Chapter 11, in each case, taking into consideration the potential rewards, risks and uncertainties associated with each of the alternatives. The announcement of the Arrangement Agreement on February 23, 2009 represented the culmination of a thorough process that had been conducted at the direction and under the supervision of the Board of Directors, and with the advice of experienced external advisors. In light of the thoroughness of the process and the broad scope of alternatives considered, the Board of Directors believes that the Consideration available to Shareholders under the Arrangement represents superior value to any of the other alternatives that were considered;

•

that the US$250 Million Backstop Credit Facility, together with the EDC Facility, provide the Company with access to liquidity to meet its near-term obligations, including the condition subsequent to secure an additional US$100 million in financing on or before February 28, 2009 and to satisfy the US$250 million note maturity on April 1, 2009, and that if the Company was not able to secure such additional liquidity, it would have been required to initiate voluntary bankruptcy proceedings under CCAA/Chapter 11, which would have been destructive to shareholder value and disruptive to the Company’s operations and employees;

•

the unsuccessful market canvass undertaken in 2007, which resulted in only one expression of interest being delivered, which expression of interest was subsequently withdrawn before any advanced discussions took place;

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the Consideration being offered to Shareholders under the Arrangement represents a premium of approximately 348% to the closing price of the Common Shares on the NYSE on February 20, 2009, the trading day immediately prior to the announcement of the Arrangement, and a premium of approximately 204% to the combined and currency-adjusted volume weighted average price of the Common Shares on the TSX and NYSE for the 30 trading days ended February 20, 2009;

•

the RBC Fairness Opinion to the effect that as of February 22, 2009, subject to various assumptions, matters considered and limitations discussed in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals;

•

the UBS Fairness Opinion to the effect that as of February 22, 2009, subject to various assumptions, matters considered and limitations discussed in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals;

•

the fact that the Consideration under the Arrangement is all cash, which provides certainty of value to Shareholders, compared to a transaction in which Shareholders would receive all or part of the consideration in securities, and an ability for Shareholders to redeploy such cash in alternative investments;

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the fact that the Arrangement is not subject to any financing condition and the assessment of the Board of Directors, following consultation with NOVA Chemicals’ management and its financial advisors, that IPIC has the financial capacity to consummate the Arrangement;

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the terms of the Arrangement Agreement, including the fact that the Board of Directors remains able to respond in accordance with its fiduciary duties to unsolicited Acquisition Proposals that could reasonably be expected to lead to a Superior Proposal, and that the termination payments payable to IPIC in connection with a termination of the Arrangement Agreement (including in connection with the concurrent termination of the US$250 Million Backstop Credit Facility) are reasonable in the circumstances and not preclusive of other offers;

•

the required approvals are protective of the rights of Shareholders. The Arrangement Resolution must be approved by no less than two-thirds of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Arrangement must also be approved by the Court, which will consider among other things, the fairness of the Arrangement to the Shareholders; and

•	Registered Shareholders who oppose the Arrangement may upon compliance with certain conditions, exercise their Dissent Rights and receive the fair value of their Common Shares.

In the course of its deliberations, the Board of Directors also identified and considered a number of risk factors relating to the Arrangement, including the following:

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while the Company does not believe that there are material antitrust or other regulatory issues which will arise in connection with the Arrangement so as to prevent its completion, it is a condition to closing in favour of IPIC that all required regulatory approvals be received. There can be no assurance that all such approvals will be received, or that IPIC will waive its condition in respect of any outstanding approvals;

•

if the Arrangement Agreement is terminated and the Board of Directors decides to seek another merger or business combination, there is no assurance that NOVA Chemicals will be able to find a party willing to pay greater or equivalent value compared to the consideration available to Shareholders under the Arrangement or that the continued operation of the Company under its current business model will yield equivalent or greater value to Shareholders compared to that available under the Arrangement Agreement;

•

IPIC’s obligations under the Arrangement Agreement are subject to certain conditions and IPIC has the right to terminate the Arrangement Agreement. In certain circumstances, NOVA Chemicals may also be required to pay the Termination Fee, expense reimbursement fees and other fees under the US$250 Million Backstop Credit Facility; and

•

if the Arrangement is successfully completed, NOVA Chemicals will no longer exist as an independent public company and Shareholders will therefore be precluded from participating in the longer term potential benefits, if any, of the business of NOVA Chemicals.

The Board of Directors believes that any possible risks are more than outweighed by the potential benefits of the Arrangement and therefore that the above factors, taken as a whole, supported its recommendation of the Arrangement.

Fairness Opinions

Opinion of RBC Capital Markets

RBC was retained pursuant to an engagement letter, dated effective as of January 5, 2009, to act as financial advisor to the Board of Directors in connection with a review of various financial and strategic alternatives available to NOVA Chemicals, including transactions such as the Arrangement, and to provide an opinion as to the fairness of the consideration to be received, from a financial point of view, under any such transactions.

At a meeting of the Board of Directors held on February 22, 2009, RBC made a presentation to the Board of Directors and advised the Board of Directors that, as of February 22, 2009 based upon certain analyses, assumptions, qualifications and limitations, in its opinion, as at that date, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals.

RBC’s fairness opinion concerning the fairness, from a financial point of view, of the consideration to be received under the Arrangement was subsequently formalized in the written RBC Fairness Opinion.

The full text of the RBC Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed, matters considered and limitations on the scope of the review undertaken by RBC in rendering the RBC Fairness Opinion, is attached as Appendix “D” to this Proxy Circular. Shareholders are urged to read the RBC Fairness Opinion in its entirety. The summary of the RBC Fairness Opinion described in this Proxy Circular is qualified in its entirety by reference to the full text of the RBC Fairness Opinion.

The RBC Fairness Opinion was provided solely for the use of the Board of Directors and may not be used or relied upon by any other Person. The RBC Fairness Opinion should not be construed as a recommendation to any Shareholder as to how such Shareholder should vote on the Arrangement Resolution.

The RBC Fairness Opinion was rendered on the basis of the securities markets, economic, financial and general business conditions prevailing as at the date thereof and on information relating to the subject matter thereof as represented to RBC. As set forth in the RBC Fairness Opinion, RBC has, subject to the exercise of its professional judgement, relied upon, the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by them from public sources or provided to them, and have not attempted to independently verify the accuracy or completeness of such information. The RBC Fairness Opinion assumes, and is conditional upon, such completeness, accuracy and fair presentation. RBC was not asked to prepare, and has not prepared, a formal valuation of NOVA Chemicals or any of its securities or assets.

None of RBC or any of its Affiliates are insiders, Associates or Affiliates of NOVA Chemicals, IPIC or any of their respective Associates or Affiliates. RBC has not provided any financial advisory services or participated in any financings involving any such parties within the past two years except as described in the RBC Fairness Opinion.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of NOVA Chemicals or any of its Associates or Affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which they received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to NOVA Chemicals or the Arrangement.

Pursuant to its agreement with RBC, NOVA Chemicals has paid or will pay RBC a fee for rendering financial advisory services provided to date, including in respect of RBC’s opinion, and has agreed to pay RBC an additional fee which is contingent upon consummation of the Arrangement. NOVA Chemicals has also agreed to indemnify RBC in certain circumstances and to reimburse RBC for its reasonable out-of-pocket expenses.

Opinion of UBS Securities LLC

UBS was retained pursuant to an engagement letter, dated effective as of January 5, 2009, to act as financial advisor to the Board of Directors in connection with a review of various financial and strategic alternatives available to NOVA Chemicals, including transactions such as the Arrangement, and, if requested, to provide an opinion as to the fairness of the consideration to be received, from a financial point of view, under any such transaction.

On February 22, 2009, at a meeting of the Board of Directors held to evaluate the proposed Arrangement, UBS delivered to the Board of Directors an oral opinion, confirmed by delivery of a written opinion dated February 22, 2009, to the effect that, as of that date and based on and subject to various assumptions, matters considered and limitations described in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals.

The full text of the UBS Fairness Opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by UBS. This opinion is attached as Appendix “E” to this Proxy Circular. UBS’s opinion was provided solely for the benefit of the Board of Directors in connection with, and for the purpose of, its evaluation of the consideration in the Arrangement from a financial point of view and may not be relied upon by any Shareholders or other Persons and does not address any other aspect of the Arrangement or any related transaction. The UBS Fairness Opinion does not address the relative merits of the Arrangement or any related transaction as compared to other business strategies or transactions that might be available with respect to NOVA Chemicals or NOVA Chemicals’ underlying business decision to effect the Arrangement or any related transaction. The UBS Fairness Opinion does not constitute a recommendation to any Shareholder as to how such Shareholder should vote or act with respect to the Arrangement or any related transaction. In order to understand better one of the reasons for the recommendation made by the Board of Directors, Shareholders are encouraged to read the UBS Fairness Opinion carefully in its entirety.

Under the terms of UBS’s engagement, NOVA Chemicals has agreed to pay UBS certain fees for its financial advisory services in connection with the Arrangement, a portion of which was payable in connection with UBS’s opinion and a significant portion of which is contingent upon consummation of the Arrangement. In addition, NOVA Chemicals has agreed to reimburse UBS for its expenses, including fees, disbursements and other charges of counsel, and to indemnify UBS and related parties against liabilities, including liabilities under securities laws, relating to, or arising out of, its engagement.

None of UBS or any of its investment banking affiliates are “insiders”, “associates” or “affiliates” (as such terms are defined under United States federal securities laws) of NOVA Chemicals, IPIC or any of their respective associates or affiliates. In the past, UBS and its affiliates have provided investment banking services to NOVA Chemicals unrelated to the proposed Arrangement, for which UBS and its affiliates received compensation, including having acted as financial advisor to NOVA Chemicals in connection with the consideration of strategic alternatives and the divestiture of certain assets. In addition, an affiliate of UBS was a participant in a credit facility of NOVA Chemicals for which such affiliate received fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of NOVA Chemicals and, accordingly, may at any time hold a long or short position in such securities. UBS has not provided any financial advisory services or participated in any financings involving IPIC or any of its associates or affiliates within the past two years.

Required Shareholder Approval

At the Meeting, Shareholders will be asked to approve the Arrangement Resolution. The approval of the Arrangement Resolution will require the affirmative vote of at least two-thirds and a simple majority (more than 50%) of the votes cast by Shareholders present in person or represented by proxy at the Meeting. The Arrangement Resolution must receive the Requisite Approval in order for NOVA Chemicals to seek the Final Order and implement the Arrangement on the Effective Date in accordance with the Final Order. Notwithstanding the approval by Shareholders of the Arrangement Resolution, each of IPIC and NOVA Chemicals reserves the right, in certain circumstances, not to proceed with the Arrangement in accordance with the terms of the Arrangement Agreement.

Arrangement Mechanics

The following description is qualified in its entirety by reference to the full text of the Plan of Arrangement attached as Appendix “B” to this Proxy Circular. The Arrangement will occur on the Effective Date which is currently anticipated to be in the second quarter of 2009, subject to the satisfaction or waiver of the conditions to completion. Commencing at the Effective Time, the following transactions, among others, will occur and will be deemed to occur in the order set out in the Plan of Arrangement:

•

Effect of Arrangement on Company Rights Plan: Notwithstanding the terms of the Company Rights Plan, the Company Rights Plan shall be terminated and all rights issued thereunder shall be cancelled without any payment in respect thereof.

•

Effect of Arrangement on Other Securities: Notwithstanding the terms of the Company Incentive Plans, each Option/SAR, EAU, RSU and DSU shall be disposed of and surrendered by the holder thereof to NOVA Chemicals (without any action on behalf of the holder) and the holder thereof shall, in exchange therefor, receive from NOVA Chemicals a cash amount equal to the In-the-Money Amount of such Other Securities net of any Taxes required to be withheld and remitted by NOVA Chemicals. All Other Securities issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled.

•

Effect of Arrangement on Common Shares: Each Common Share outstanding immediately prior to the Effective Time (other than any Common Shares held by IPIC or any Affiliate thereof, which shall not be transferred under the Arrangement) shall be deemed to be transferred by the holder thereof to IPIC in exchange for payment by IPIC of the Consideration, and IPIC shall be recorded as the registered holder of Common Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, in each case free and clear of any lien, claim or encumbrance. Each Common Share in respect of which Dissent Rights have been validly exercised shall be deemed to be transferred by the holder thereof to IPIC in consideration for a debt claim against IPIC in an amount determined and payable in accordance with the terms of the Arrangement Agreement and IPIC shall be recorded as the registered holder of Common Shares so transferred and shall be deemed to be the legal and beneficial owner of such Common Shares free and clear of any lien, claim or encumbrance.

Among other things, the Plan of Arrangement provides that IPIC is entitled, at any time prior to or following the Meeting to modify the Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under the Plan of Arrangement to any direct or indirect subsidiary or any Affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or Affiliates as purchaser for any or all purposes thereunder, provided that any such assignment shall not relieve IPIC of any of its obligations thereunder and IPIC shall guarantee the performance of the Arrangement Agreement by any such assignee.

Letter of Transmittal

In order to receive the Consideration for the Common Shares, Registered Shareholders must complete, sign and date and return the enclosed Letter of Transmittal (the BLUE form) in accordance with the instructions set out therein and in this Proxy Circular. In order to receive the In-the-Money Amount for the Other Securities, net of any Taxes required to be withheld and remitted by NOVA Chemicals, holders of Other Securities should not take any further action. Additional copies of the Letter of Transmittal can also be obtained by contacting the Depositary, toll free at 1-800-387-0825.

Deposit of Share Certificates

The Letter of Transmittal (the BLUE form) sent to Registered Shareholders with this Proxy Circular sets out the details of the procedure to be followed by each Registered Shareholder for delivering the certificates representing the Common Shares owned by such Shareholder to the Depositary. If the Arrangement is not completed, the Letter of Transmittal will be of no effect and IPIC will cause the Depositary to return all deposited share certificate(s) representing Common Shares to the registered holders thereof as soon as practicable, by first class insured mail. Shareholders holding Common Shares that are registered in the name of an Intermediary must contact their Intermediary to arrange for the surrender of their Common Shares.

Provided that a Registered Shareholder has presented and surrendered share certificates to the Depositary, as soon as practicable following the Effective Date, IPIC will cause a cheque: (a) to be sent to such Registered Shareholder representing the Consideration for each Common Share sold pursuant to the Arrangement; or (b) to be made available at the offices of the Depositary at 199 Bay Street, Securities Level, Commerce Court West, Toronto, Ontario, M5L 1G9 for pick-up by the Registered Shareholder as requested by the Registered Shareholder in the Letter of Transmittal. Pursuant to the rules of the Canadian Payments Association, a Cdn$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. Payments in excess of Cdn$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association as further described in the Letter of Transmittal. The holders of Common Shares so acquired shall thereafter have no rights against IPIC or NOVA Chemicals, or any Affiliate thereof, in respect of such shares other than to receive payment for such shares in accordance with the Plan of Arrangement.

If a Registered Shareholder fails to present and surrender the share certificates held by such Registered Shareholder in accordance with the Letter of Transmittal, such Registered Shareholder will not be entitled to receive a cheque (or wire transfer, as applicable) representing the proceeds payable to that Registered Shareholder until the Registered Shareholder delivers such share certificate(s) to the Depositary. Under no circumstances will interest be paid by IPIC, NOVA Chemicals or the Depositary on any outstanding amounts of money owed to a Shareholder.

The Letter of Transmittal contains procedural information relating to the Arrangement and should be reviewed carefully. In order to avoid backup withholding at a rate of 28%, U.S. holders of Common Shares are required to complete, sign and return the Substitute Form W-9 provided with the Letter of Transmittal.

If any Registered Shareholder fails for any reason to surrender to the Depositary for cancellation the certificates formerly representing Common Shares, together with such other documents or instruments required to entitle the holder to receive the Consideration, on or before the sixth anniversary of the Effective Date, such certificate shall cease to represent a claim by or interest of any former Shareholder of any kind or nature.

Non-Registered Shareholders whose Common Shares are registered in the name of a broker, investment dealer, bank, trust company or other Intermediary or nominee should contact that Intermediary or nominee for instructions and assistance in depositing those Common Shares.

Lost Share Certificates

A Registered Shareholder who has lost or misplaced its share certificates should complete the Letter of Transmittal as fully as possible and forward it, together with a letter explaining the loss or misplacement to the Depositary. The Depositary will assist in making arrangements for the necessary affidavit (which will include a bonding requirement) for payment of the Consideration in accordance with the Arrangement.

Delivery of Consideration for Common Shares and Other Securities

On or immediately prior to the Effective Date, IPIC will deliver to the Depositary the aggregate Consideration for all of the Common Shares to be acquired pursuant to the Arrangement. NOVA Chemicals will deliver to the Depositary the aggregate In-the-Money Amount payable to holders of the Other Securities in consideration for the cancellation of the Other Securities pursuant to the Arrangement.

Upon surrender to the Depositary for cancellation of certificate(s) which immediately prior to the Effective Time represented one or more Common Shares that were exchanged for cash under the Arrangement, together with the Letter of Transmittal, the holder of such surrendered certificate(s) shall be entitled to receive in exchange therefor, and the Depositary shall deliver to such holder, a cheque issued by the Depositary representing that amount of cash which such holder has the right to receive, and the certificate so surrendered shall forthwith be cancelled. On and after the Effective Time, all certificates that represented Common Shares (other than Dissent Shares) immediately prior to the Effective Time will cease to represent any rights with respect to such Common Shares and will only represent the right to receive the Consideration payable pursuant to the Plan of Arrangement.

Any use of the mail to transmit certificate(s) for Common Shares and/or Letters of Transmittal is at the risk of the relevant Shareholder. If these documents are mailed, it is recommended that registered mail, with return receipt requested, and with proper insurance, be used.

In the event of a transfer of ownership of Common Shares prior to the Effective Time that is not registered in the transfer records of NOVA Chemicals, a cheque representing the proper amount of cash may be delivered to the transferee if the certificate representing such Common Shares is presented to the Depositary, accompanied by all documents and instruments required to evidence and effect such transfer prior to the Effective Time.

On or as soon as practicable after the Effective Date, the Depositary shall deliver on behalf of NOVA Chemicals to each holder of Other Securities (as reflected on the books and records of NOVA Chemicals) a cheque issued by the Depositary representing that amount of cash to which such holder of Other Securities has the right to receive pursuant to the Plan of Arrangement, net of any Taxes required to be withheld and remitted by NOVA Chemicals.

Under no circumstances will interest on the consideration payable in connection with the Arrangement accrue or be paid by NOVA Chemicals, IPIC or the Depositary to former Shareholders or holders of Other Securities in connection with the Arrangement, regardless of any delay in making such payment.

The Depositary will act as the agent of former Shareholders and holders of Other Securities in connection with the Arrangement for the purpose of receiving payment from IPIC or the Company and transmitting payment from IPIC or the Company to such Persons, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by former Shareholders or holders of Other Securities.

Settlement with Persons who deposit Common Shares or who are entitled to be paid the In-the-Money Amount with respect to Other Securities will be effected by the Depositary by: (a) forwarding cheques payable in U.S. funds in consideration for such Common Shares or such cancelled Other Securities by first-class insured mail, postage prepaid; or (b) making cheques available at the offices of the Depositary at 199 Bay Street, Securities Level, Commerce Court West, Toronto, Ontario, M5L 1G9 for pick-up by the Registered Shareholder as requested by the Registered Shareholder in the Letter of Transmittal. Pursuant to the rules of the Canadian Payments Association, a Cdn$25 million ceiling has been established on cheques, bank drafts and other paper based payments processed through Canada’s clearing system. Payments in excess of Cdn$25 million will be effected by the Depositary by wire transfer in accordance with the Large Value Transfer System Rules established by the Canadian Payments Association as further described in the Letter of Transmittal.

Unless otherwise directed in the Letter of Transmittal, the cheque to be issued pursuant to the Arrangement will be issued in the name of the Registered Shareholder of the Common Shares so deposited. Unless the Person who deposits the certificates representing the Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, cheques will be forwarded by first-class insured mail to the addresses supplied in the Letter of Transmittal. If no address is provided, cheques will be forwarded to the address of the Shareholder as shown on the register of the Transfer Agent.

The Depositary will receive reasonable and customary compensation from IPIC for its services in connection with the Arrangement, will be reimbursed for certain out-of-pocket expenses and will be indemnified against certain liabilities under applicable Securities Laws and expenses in connection therewith.

Interests of Senior Officers and Directors in the Arrangement

Common Shares

The Senior Officers and directors of NOVA Chemicals beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 517,217 Common Shares, representing approximately 0.62% of the Common Shares outstanding as of the close of business on March 13, 2009. All of the Common Shares held by the Senior Officers and directors of NOVA Chemicals will be treated in the same fashion under the Arrangement as Common Shares held by any other Shareholder.

Other Securities

The Senior Officers and directors of NOVA Chemicals beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, Options/SARs to acquire 1,049,300 Common Shares, 1,634,700 EAUs and 3,623,299 DSUs and/or RSUs outstanding as of the close of business on March 13, 2009. All of the Other Securities held by the Senior Officers and directors of NOVA Chemicals will be treated in the same manner under the Arrangement as Other Securities held by every other holder of Other Securities. Pursuant to the Arrangement and/or the terms of the relevant Company Incentive Plan, as applicable, each Other Security granted and outstanding immediately prior to the Effective Time shall be disposed of and surrendered for cancellation by the holder thereof to NOVA Chemicals and the holder thereof shall, in exchange therefor, receive from NOVA Chemicals a cash amount equal to the In-the-Money Amount of such Other Security, net of any Taxes required to be withheld and remitted by NOVA Chemicals.

NOVA Chemicals Agreements with Senior Officers

The Senior Officers are generally parties to and have the benefit of various employment agreements, including change of control agreements, with NOVA Chemicals. Under these agreements, each of these executives is entitled to receive payments in certain circumstances in the event of a change of control, and the termination without cause or constructive dismissal of such Senior Officer following three years of the change of control. The agreements for the Senior Officers also provide that they may terminate their employment within 30 days following the first anniversary of a change of control in order to receive the severance benefits. Completion of the Arrangement will constitute a “change of control” under these agreements. For more information on NOVA Chemicals’ agreements with the Senior Officers, see “Executive Compensation” in Appendix “I” – “Additional Information Regarding NOVA Chemicals”.

Directors’ and Officers’ Insurance

Under the Arrangement Agreement, prior to the Effective Time, the Company shall and, if the Company is unable to, IPIC shall cause the Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’, officers’ and employees’ insurance policies for a claims reporting or run-off and extended reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to each present and former director, officer, trustee and employee of the Company and its subsidiaries (the “Indemnified Persons”) than the coverage provided under the Company’s and its subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of the Arrangement Agreement, the Arrangement or the other transactions contemplated by the Arrangement Agreement or arising out of or related to the Arrangement Agreement and the transactions contemplated hereby). If the Company for any reason fails to obtain such “run-off” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time, the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Company’s and its subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof. Notwithstanding any other provision contained in the Arrangement Agreement, there shall be no obligation to purchase or maintain D&O Insurance to the extent that the premium therefor exceeds 300% of the premiums currently in effect.

Intentions of NOVA Chemicals’ Directors and Senior Officers

The Senior Officers and directors of NOVA Chemicals, who collectively beneficially own, directly or indirectly, or exercise control or direction over, in the aggregate, 517,217 Common Shares representing approximately 0.62% of the Common Shares outstanding as of the close of business on March 13, 2009, have advised IPIC that they intend to vote in favour of the Arrangement Resolution and have entered into the Lock-up Agreement with IPIC pursuant to which they have agreed to support the Arrangement and vote the Common Shares beneficially owned by them in favour of the Arrangement Resolution. See “The Lock-Up Agreement”.

Stock Exchange De-Listing and Reporting Issuer Status

The Common Shares are expected to be de-listed from the TSX and the NYSE following the Effective Date.

In addition, registration of the Common Shares under the United States Securities Exchange Act of 1934, as amended, will be terminated, and NOVA Chemicals will no longer be required to file periodic reports with the SEC, except as may be required under the Indentures. In addition, if permitted, NOVA Chemicals may apply to have NOVA Chemicals deemed to have ceased to be a reporting issuer (or equivalent) under the Canadian Securities Laws applicable in each province and territory of Canada.

Effects on NOVA Chemicals if the Arrangement is Not Completed

If the Arrangement is not completed for any reason, securityholders will not receive any payment for their Common Shares or Other Securities in connection with the Arrangement. Instead, NOVA Chemicals will remain an independent public company and Common Shares will continue to be traded on the TSX and the NYSE. In addition, if the Arrangement is not completed other than in circumstances where NOVA Chemicals has accepted a Superior Proposal and such transaction is ultimately consummated, NOVA Chemicals is likely to face significant liquidity constraints and will need to pursue the following alternatives: (i) taking measures to address NOVA Chemicals’ immediate liquidity concerns, including undertaking aggressive internal cost reduction and cash generation initiatives, continuing to engage in discussions with the secured lending syndicate regarding ongoing required covenant amendments, and securing an additional US$50 million in financing to satisfy the additional US$100 million of financing required by June 1, 2009 as a condition subsequent to earlier covenant relief (US$50 million of such additional financing has already been raised); (ii) pursuing a financing plan agreed to be developed with certain of existing lenders if the Arrangement or an alternative transaction to acquire NOVA Chemicals is not completed, which would provide for the refinancing of all or part of the Company’s existing debt and the raising of incremental liquidity in the form of debt securities and equity securities or other hybrids (the Company has agreed that any such issuance of equity or equity-like securities would be intended to raise net proceeds of not less than US$300 million); and (iii) readying the Company to file for protection under the CCAA and/or Chapter 11 in the event NOVA Chemicals is not able to address its liquidity constraints. In addition, the US$250 Million Backstop Credit Facility may be terminated by IPIC. See “The US$250 Million Backstop Credit Facility”.

THE ARRANGEMENT AGREEMENT

The following description of certain material provisions of the Arrangement Agreement is a summary only, is not comprehensive and is qualified in its entirety by reference to the full text of the Arrangement Agreement, which is attached as Appendix “C” to this Proxy Circular.

Pursuant to the Arrangement Agreement, it was agreed that NOVA Chemicals and IPIC would carry out the Arrangement in accordance with the Arrangement Agreement on the terms set out in the Plan of Arrangement. See “The Arrangement – Arrangement Mechanics”.

Conditions Precedent to the Arrangement

Mutual Conditions Precedent

The Arrangement Agreement provides that the obligations of NOVA Chemicals and IPIC to complete the Arrangement are subject to the fulfillment or waiver, on or before the Effective Time, of the following conditions precedent (each of which may only be waived with the mutual consent of NOVA Chemicals and IPIC):

(a)	the Arrangement Resolution shall have received the Requisite Approval at the Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Arrangement Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and IPIC, acting reasonably, on appeal or otherwise;

(c)	Competition Act Clearance, HSR Act Clearance, China Clearance and ECMR Clearance shall have been obtained;

(d)	no statute, rule, regulation or order shall have been enacted or temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been entered or issued, by any Governmental Entity in each case that has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(e)	the Arrangement Agreement shall not have been terminated in accordance with its terms.

Additional Conditions Precedent to the Obligations of IPIC

The Arrangement Agreement provides that the obligation of IPIC to complete the Arrangement is also subject to the fulfillment or waiver on or before the Effective Time of the following conditions precedent, (each of which is for the exclusive benefit of IPIC and may be waived by IPIC):

(a)	all covenants of the Company under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and IPIC shall have received a certificate of the Company addressed to IPIC and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

the representations and warranties of the Company set forth in the Arrangement Agreement shall be true and correct in all respects, without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time as though made on and as of the Effective Time (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of representations and warranties referred to in clause (iii) below, where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or would not reasonably be expected to have a Material Adverse Effect and (iii) in the case of the representations and warranties regarding capitalization of the Company and existence of any non-disclosed Material

Adverse Effect, such representations and warranties shall be true and correct in all respects) and IPIC shall have received a certificate of the Company addressed to IPIC and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)	the Regulatory Approvals (other than those referred to under “Mutual Conditions Precedent” above) shall have been obtained.

Additional Conditions Precedent to the Obligations of the Company

The Arrangement Agreement provides that the obligation of NOVA Chemicals to complete the Arrangement is also subject to the fulfillment or waiver, on or before the Effective Date of the following conditions precedent (each of which is for the exclusive benefit of NOVA Chemicals and may be waived by NOVA Chemicals):

(a)	all covenants of IPIC under the Arrangement Agreement to be performed on or before the Effective Time shall have been duly performed by IPIC in all material respects and the Company shall have received a certificate of IPIC addressed to the Company and dated the Effective Date, signed on behalf of IPIC by a senior executive officer of IPIC (on behalf of IPIC and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of IPIC set forth in the Arrangement Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time, except (i) to the extent that such failure to be true and correct would not have a material adverse effect on the ability of IPIC to consummate the Arrangement and perform its obligations under the Arrangement Agreement, and (ii) for representations and warranties made as of a specified date, which shall be true and correct as of such date and the Company shall have received a certificate of IPIC addressed to the Company and dated the Effective Date, signed on behalf of IPIC by a senior executive officer of IPIC (on behalf of IPIC and without personal liability), confirming the same as at the Effective Date; and

(c)	IPIC shall have deposited or caused to be deposited (i) with the Depositary in escrow the funds required to effect payment in full of the Consideration to be paid for the Common Shares and (ii) if requested by the Company, with the Company sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

Representations and Warranties

The Arrangement Agreement contains customary representations and warranties of NOVA Chemicals relating to matters that include, among other things: Board of Director approval, organization and qualification, authority relative to the Arrangement Agreement, absence of violations, capitalization, absence of Material Adverse Effect, ownership of subsidiaries and the JV Entities, reporting status and Securities Laws matters, foreign corrupt practices, financial statements, absence of undisclosed liabilities, books and records, litigation, taxes, real property, permits, material contracts, restrictions on business activities, compliance with Laws, customer and supplier relations, environmental matters, pension and employee benefits, employees, non-arm’s length transactions, insurance, auditors, indebtedness, intellectual property, shareholder rights plan, vote required, insolvency, absence of collateral benefit and fees.

The Arrangement Agreement also contains customary representations and warranties of IPIC relating to matters that include, among other things: organization and qualification, authority relative to the Arrangement Agreement, absence of violations and availability of sufficient funds.

Covenants of NOVA Chemicals

NOVA Chemicals has agreed to covenants in the Arrangement Agreement that are customary for arrangements of this nature, including, but not limited to, covenants to: (a) carry on business in the ordinary course of business consistent with past practice between the date of the Arrangement Agreement and the Effective Date and use commercially reasonable efforts to maintain and preserve its business organization and goodwill; (b) consult in good faith on a reasonably regular basis with IPIC to provide updates on business and financial developments; (c) use reasonable commercial efforts to cause its current insurance (or re-insurance) policies not to be cancelled or terminated (subject to certain exceptions); (d) pay in full, when due, all amounts owed under the 2009 Notes; and (e) use commercially reasonable efforts to satisfy the conditions precedent to its obligation to complete the Arrangement.

The Arrangement Agreement provides for certain restrictions on the conduct of NOVA Chemicals’ business (subject to certain exceptions, including in cases where the written consent of IPIC is obtained or where required by applicable Law), including covenants of NOVA Chemicals not to: (a) amend its constating documents; (b) declare, set aside or pay any dividends or other payments in respect of the Common Shares (except, among other things, regularly scheduled quarterly cash dividends in such amounts not to exceed past practice); (c) issue, grant, sell or pledge any share of NOVA Chemicals or its subsidiaries; (d) redeem or otherwise acquire any of its outstanding securities (except, among other things, as required by their terms); (e) reorganize, amalgamate or merge with any other Person or acquire or agree to acquire any Person; (f) sell, pledge, lease, dispose of or encumber any material assets of NOVA Chemicals or its subsidiaries; (g) acquire any corporation or partnership or any of other business organization or division thereof; (h) incur or assume any financial indebtedness or guarantee any obligations of any other Person; (i) pay, discharge, settle or satisfy any material liabilities or obligations before they become due; (j) settle any material litigation or claims; (k) waive, grant or transfer any rights of material value; (l) make any changes to its existing accounting practices; (m) enter into, modify or terminate, or agree to any consent or waiver under, any financial indebtedness; (n) increase the remuneration to directors or officers; (o) enter into, extend, amend or terminate any Material Contracts (as such term is defined under the Arrangement Agreement); and (p) amend any Tax Returns.

Covenants of IPIC

IPIC has agreed to covenants in the Arrangement Agreement which are customary for arrangements of this nature, including, but not limited to, a covenant to use commercially reasonable efforts to satisfy conditions precedent to its obligation to complete the Arrangement.

Non-Solicitation Covenants

NOVA Chemicals has agreed that, except as otherwise provided in the Arrangement Agreement, it will not, and will cause its subsidiaries not to, directly or indirectly, (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal, (ii) enter into, continue or participate in any substantive discussions or negotiations with or furnish any information relating to the Company or any of its subsidiaries or offer or provide access to the business, properties, assets, books or records of the Company or any of its subsidiaries or otherwise knowingly cooperate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may lead to an Acquisition Proposal, (iii) withdraw, modify (or propose to do so) or qualify the approval of the Board of Directors of the Arrangement, (iv) approve or recommend, or propose publicly to approve or recommend any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than five Business Days shall be considered to be in violation of the Arrangement Agreement), or (v) accept or enter into any agreement, arrangement or understanding in respect of an Acquisition Proposal, provided, however, that nothing contained in the Arrangement Agreement shall prevent the Board of Directors, prior to the Requisite Approval of the Arrangement Resolution by the Shareholders at the Meeting, from entering into an agreement with (subject to compliance with paragraph (e) under the heading “Termination of the Arrangement Agreement” and payment of certain fees in connection with termination of the

Arrangement Agreement as provided in the Arrangement Agreement) or engaging in discussions or negotiations with or furnishing information to (subject to compliance with the following paragraph) any Person who has made a written Acquisition Proposal that the Board of Directors determines in good faith could reasonably be expected to lead to a Superior Proposal.

Notwithstanding the non-solicitation provisions of the Arrangement Agreement or any other provision of the Arrangement Agreement, if, prior to the Requisite Approval of the Arrangement Resolution by the Shareholders at the Meeting, NOVA Chemicals receives a request for material non-public information from a Person who proposes an Acquisition Proposal and the Board of Directors determines in good faith after consultation with its financial advisors and its outside counsel that such proposal could reasonably be expected to lead to a Superior Proposal, then and only in such case, the Board of Directors may provide such Person with access to information regarding NOVA Chemicals subject to the execution by such Person of a confidentiality agreement having confidentiality, standstill and other terms no more favourable to such Person than the equivalent terms of the Confidentiality Agreement, provided that IPIC is promptly provided with a list and copies of all information provided to such Person not previously provided to IPIC and is promptly provided with access to information similar to that which was provided to such Person and is regularly provided with a reasonably detailed update on the status of the discussions with such Person.

NOVA Chemicals has also agreed to promptly (and in any event within 24 hours) notify IPIC of any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal received after the date of (i) the Arrangement Agreement, (ii) any material amendments to an Acquisition Proposal, (iii) any request for non-public information relating to the Company or any of its subsidiaries or the JV Entities in connection with an Acquisition Proposal or which request could reasonably be expected to lead to an Acquisition Proposal, and (iv) any request for access to the properties, books or records of the Company or any of its subsidiaries by any Person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Any such notice shall include the identity of the Person making the Acquisition Proposal or inquiry and a description of the material terms and conditions of any such Acquisition Proposal or amendment or inquiry (and a copy thereof, if in writing). The Company has agreed to keep IPIC reasonably informed of any material changes to the material terms of any such Acquisition Proposal (as amended, if applicable) and any material changes to the nature of such inquiry.

Right to Match

NOVA Chemicals has agreed that it will not accept, approve, recommend (or change or withdraw its recommendation relating to the Arrangement) or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement as permitted by the Arrangement Agreement) unless: (a) an Acquisition Proposal has been made that the Board of Directors determines in good faith constitutes a Superior Proposal; (b) NOVA Chemicals has complied with, amongst other things, its obligations under the relevant non-solicitation provisions of the Arrangement Agreement and has provided IPIC with a copy of the Superior Proposal (together with a written notice from the Board of Directors regarding the value and financial terms that the Board of Directors has in consultation with its financial advisors determined should be ascribed to any non-cash consideration offered under the said Superior Proposal); (c) a period (the “Response Period”) of five Business Days shall have elapsed from the date on which IPIC received written notice from the Board of Directors that the Board of Directors determined to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal; (d) if IPIC has proposed to amend the terms of the Arrangement Agreement in accordance with the provisions of the Arrangement Agreement, the Board of Directors shall have determined that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account the amendments; (e) NOVA Chemicals shall have terminated, or shall concurrently terminate the Arrangement Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement), subject to compliance with the non-solicitation and right to match provisions of the Arrangement Agreement; and (f) NOVA Chemicals has previously, or concurrently will have, paid to IPIC (or as

IPIC may direct by notice in writing) the Termination Fee and repaid in full all amounts owing and/or outstanding under the US$250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder).

In addition, NOVA Chemicals has also agreed with the lenders of the EDC Facility that it will not accept a Superior Proposal or withdraw its support for the Arrangement unless it has received a committed financing sufficient to repay the 2009 Notes when due, if such notes are then outstanding, or repay all amounts then owing under the US$250 Million Backstop Credit Facility, on terms that are either (a) approved by the majority of the lenders under the EDC Facility, acting reasonably, or (b) identical or no less favourable in all material respects to NOVA Chemicals and the lenders under the EDC Facility than those of the US$250 million Backstop Credit Facility.

During the Response Period, NOVA Chemicals has agreed that IPIC will have the right, but not the obligation, to offer to amend the terms of the Arrangement Agreement. The Board of Directors will review any such proposal by IPIC to amend the terms of the Arrangement Agreement, including an increase in, or modification of, the Consideration to be received by Shareholders, to determine whether the Acquisition Proposal to which IPIC is responding would be a Superior Proposal when assessed against the Arrangement as it is proposed by IPIC to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly, and, if requested by IPIC to do so, publicly, reaffirm its recommendation of the transactions contemplated under the Arrangement Agreement in the same manner as described in the Arrangement Agreement. If the Board of Directors does so determine, NOVA Chemicals may, after the end of the Response Period, approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

Termination of the Arrangement Agreement

The Arrangement Agreement may be terminated at any time before the Effective Time:

(a)	by either NOVA Chemicals or IPIC, subject to notice and cure provisions, if any condition set forth above in “Conditions Precedent to the Agreement – Mutual Conditions Precedent” becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by such terminating party;

(b)	by NOVA Chemicals, subject to notice and cure provisions, if any condition set forth above in “Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of the Company” becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by NOVA Chemicals;

(c)	by IPIC, subject to notice and cure provisions, if any condition set forth above in “Conditions Precedent to the Arrangement – Additional Conditions Precedent to the Obligations of IPIC” becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of the Arrangement Agreement by IPIC;

(d)	by IPIC if the Board of Directors shall have:

(i)	withdrawn or modified in a manner adverse to IPIC its approval or recommendation of the Arrangement (it being understood that publicly taking a neutral position or no position with respect to an Acquisition Proposal for a period of more than five Business Days shall be considered an adverse modification); or

(ii)	approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than as permitted by the Arrangement Agreement); or

(iii)	failed to publicly recommend or reaffirm its approval of the Arrangement after an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal, within five Business Days of any written request by IPIC, acting reasonably (or in the event that the Meeting is scheduled to occur within such five Business Day period, prior to the date of such meeting);

(e)	by NOVA Chemicals in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by the Arrangement Agreement) subject to the non-solicitation and right-to-match provisions of the Arrangement Agreement;

(f)	by either NOVA Chemicals or IPIC if the Effective Time does not occur on or before the Outside Date, provided that the failure of the Effective Time to so occur is not the result of the breach of a representation, warranty or covenant by the party terminating the Arrangement Agreement;

(g)	by IPIC if the Meeting is not convened and held on or before April 24, 2009;

(h)	by either NOVA Chemicals or IPIC if the Arrangement Resolution shall have failed to receive the Requisite Approval at the Meeting by the Shareholders in accordance with the Interim Order;

(i)	by mutual agreement in writing executed by NOVA Chemicals and IPIC;

(j)	by NOVA Chemicals if the lender under the US$250 Million Backstop Credit Facility shall:

(i)	fail to make any loan under the US$250 Million Backstop Credit Facility in accordance with the terms thereof; or

(ii)	fail to observe or perform any other term, covenant, condition or agreement contained in the US$250 Million Backstop Credit Facility; or

(k)	by IPIC if:

(i)	an Event of Default (as such term is defined in the US$250 Million Backstop Credit Facility) has occurred;

(ii)	NOVA Chemicals shall fail to make any payment under the US$250 Million Backstop Credit Facility after all applicable grace or cure periods under the US$250 Million Backstop Credit Facility have expired; or

(iii)	NOVA Chemicals shall fail to observe or perform any other term, covenant, condition or agreement contained in the US$250 Million Backstop Credit Facility if the effect of any such failure is to cause or permit the lender under the US$250 Million Credit Facility to cause, or permit the lender to cause, the outstanding commitments under the US$250 Million Backstop Credit Facility to be terminated or any outstanding Financial Indebtedness under the US$250 Million Backstop Credit Facility to become due prior to its stated maturity or become subject to a mandatory prepayment thereof.

Termination Fee

The Arrangement Agreement provides that in the event that:

(a)	the Arrangement Agreement is terminated either by NOVA Chemicals or IPIC pursuant to paragraph (a) under the heading “Termination of the Arrangement Agreement” above, in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Meeting in accordance with the Interim Order but only if prior to the Meeting an Acquisition Proposal shall have been made to the Shareholders or any Person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of the Arrangement Agreement, any Person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding Common Shares or consolidated assets of the Company or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding Common Shares or consolidated assets of NOVA Chemicals; or

(b)	IPIC shall have terminated the Arrangement Agreement pursuant to paragraph (c) under the heading “Termination of the Arrangement Agreement” above, on the basis of any breach by NOVA Chemicals of its non-solicitation obligations; or

(c)	IPIC shall have terminated the Arrangement Agreement pursuant to paragraph (d) under the heading “Termination of the Arrangement Agreement” above; or

(d)	NOVA Chemicals shall have terminated the Arrangement Agreement pursuant to paragraph (e) under the heading “Termination of the Arrangement Agreement” above;

then NOVA Chemicals shall pay, or cause to be paid, to IPIC (or as IPIC may direct by notice in writing), within two Business Days of the first to occur of the foregoing, the Termination Fee of US$15,000,000 less any amounts actually paid by NOVA Chemicals to IPIC pursuant to the Arrangement Agreement as described under “Expense Reimbursement Fee” below, if any, in immediately available funds to an account designated by IPIC.

In addition, if the Arrangement Agreement is terminated, then in addition to any other amount payable to IPIC (including the fees described above under the headings “Termination Fee” and “Expense Reimbursement Fee”), NOVA Chemicals shall repay in full, or cause to be repaid in full, to IPIC (or as IPIC may direct by notice in writing) all amounts owing and/or outstanding under the US$250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder) to the extent required in accordance with the terms of the US$250 Million Backstop Facility. In the case of termination of the Arrangement Agreement as described in paragraph (e) under the heading “Termination of the Arrangement Agreement”, such payment shall be made prior to or concurrent with such termination.

Expense Reimbursement Fee

The Arrangement Agreement further provides that if the Arrangement Agreement has been terminated by IPIC pursuant to:

(a)	paragraph (a) under the heading “Termination of the Arrangement Agreement” above in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Meeting in accordance with the Interim Order; or

(b)	paragraph (c) under the heading “Termination of the Arrangement Agreement” above (except in the circumstances of a breach by NOVA Chemicals of its non-solicitation obligations),

then NOVA Chemicals shall, within two Business Days following the termination of the Arrangement Agreement, pay to IPIC (or as IPIC shall direct) an expense reimbursement fee of up to a maximum of US$3,000,000 on account of its reasonably incurred expenses in connection with the Arrangement Agreement (the amount of such expenses to be confirmed by IPIC in writing in reasonable detail).

Company Rights Plan

The Board of Directors has resolved to defer the “separation time” (as defined in the Company Rights Plan) so that none of the execution, delivery and performance of the Arrangement Agreement will cause the rights to become exercisable, and continue to defer such separation time unless otherwise requested by IPIC. The Company Rights Plan will be terminated at the Effective Time as part of the Plan of Arrangement and the rights will expire in their entirety at the Effective Time without any payment being made in respect thereof.

THE LOCK-UP AGREEMENT

The following description of certain material provisions of the Lock-Up Agreement is a summary only, is not comprehensive, and is qualified in its entirety by reference to the full text of the Lock-Up Agreement, filed on SEDAR at www.sedar.com.

On February 23, 2009, each of the Senior Officers and directors of the Company entered into the Lock-Up Agreement with IPIC. As of March 13, 2009, the Senior Officers and directors of the Company, directly or indirectly, beneficially own or exercise control or direction over 517,217 Common Shares, representing approximately 0.62% of the total Common Shares outstanding.

The Senior Officers and directors of the Company have agreed, among other things, from the date of the Lock-Up Agreement to the earlier of the Effective Date or the termination of the Lock-Up Agreement, subject to the terms thereof, to:

(a)	vote in favour of the approval, consent, ratification and adoption of the Arrangement (and any actions required in furtherance thereof) and all other resolutions to be put to the Meeting in respect of the Arrangement as contemplated by the Arrangement Agreement;

(b)	not acquire direct or indirect beneficial ownership of or control or direction over any additional Common Shares or securities convertible into Common Shares or obtain or enter into any right to do so, with the exception of any Common Shares acquired pursuant to an exercise or redemption of Other Securities or any Common Shares or securities convertible into Common Shares acquired in connection with ordinary course bonus, long-term incentive awards or other compensation;

(c)	not requisition or join in the requisition of any meeting of the securityholders of the Company for the purpose of considering any resolution;

(d)	other than in connection with the grant of a proxy to vote at any regularly held annual meeting of the Company with respect only to the election of directors and the appointment of auditors, not grant or agree to grant any proxy or other right to vote his or her Common Shares, or enter into any voting trust or pooling agreement or arrangement or enter into or subject any of such Common Shares to any other agreement, arrangement, understanding or commitment, formal or informal, with respect to or relating to the voting thereof;

(e)	not in any manner, directly or indirectly, solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries or proposals regarding an Acquisition Proposal, or enter into, continue or participate in any substantive discussions or negotiations with, or otherwise knowingly co-operate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may lead to an Acquisition Proposal;

(f)	not solicit or arrange or provide assistance to any other Person to arrange for the solicitation of proxies relating to or purchases of or offers to sell Common Shares or securities convertible into Common Shares or act in concert or jointly with any other Person for the purpose of acquiring Common Shares or securities convertible into Common Shares for the purpose of influencing the voting of Common Shares or affecting the control of the Company, other than in the case of a proxy solicitation in support of the Arrangement Agreement;

(g)	not option, sell, assign, dispose of, pledge, encumber, grant a security interest in or otherwise convey any of his or her Common Shares or any right or interest therein, or agree to do any of the foregoing except pursuant to the Arrangement; and

(h)	vote against any proposed action by the Company or any of its subsidiaries, the Shareholders, or any other Person: (a) in respect of any merger, take-over bid, amalgamation, plan of arrangement, business combination or similar transaction involving the Company or any of its subsidiaries, other than the Arrangement; (b) which would reasonably be regarded as being directed towards or likely to prevent or delay the Arrangement or the successful completion of the Arrangement, including any amendment to the articles or by-laws of the Company or its corporate structure; or (c) which would reasonably be expected to result in a Material Adverse Effect.

The Lock-Up Agreement may be terminated in certain specified circumstances including if the Arrangement Agreement has been terminated in accordance with its terms.

THE US$250 MILLION BACKSTOP CREDIT FACILITY

The US$250 Million Backstop Credit Facility between NOVA Chemicals and IPIC establishes an unsecured term facility in a principal amount not to exceed US$250 million. The facility is available to NOVA Chemicals by way of a single draw on April 1, 2009, the proceeds of which may be used for the sole purpose of assisting NOVA Chemicals with the repayment of NOVA Chemicals’ obligations under the 7.4% Notes due April 1, 2009 which were issued pursuant to the Indenture dated January 14, 1999. The US$250 Million Backstop Credit Facility is a “last draw” facility: NOVA Chemicals may only draw under the facility to the extent that US$250 million exceeds its “consolidated available liquidity”, which is the aggregate liquidity available to NOVA Chemicals and its consolidated subsidiaries in excess of US$175 million from cash and certain other short-term investments and available commitments under, with certain limited exceptions, all other credit facilities and securitization programs.

NOVA Chemicals has agreed to pay an upfront fee equal to US$7.5 million and a commitment fee of up to approximately US$254,000 with respect to the US$250 Million Backstop Credit Facility. The upfront fee, the commitment fee and all interest payable under the US$250 Million Backstop Credit Facility are payable upon the maturity date or other termination of the facility. The facility may be prepaid, in full or in part, by NOVA Chemicals at its option upon one Business Days’ notice (except in the case where the proceeds of repayment are derived from a Superior Proposal, in which case no notice is required) and must be prepaid to the extent that NOVA Chemicals obtains alternative financing commitments. All amounts owing under the US$250 Million Backstop Credit Facility are due and payable on the earlier of June 30, 2010 and acceleration following an event of default under the facility.

The obligations of NOVA Chemicals under the US$250 Million Backstop Credit Facility rank pari passu with all other unsecured debt of NOVA Chemicals and have been guaranteed by certain subsidiaries of NOVA Chemicals, which guarantees rank pari passu with all other unsecured debt of such subsidiaries other than such debt owing from time to time under the EDC Facility. The US$250 Million Backstop Credit Facility contains representations, warranties and covenants that are consistent with normal industry standards and with NOVA Chemicals’ other credit facilities, including such relating to maintaining existence, operation of properties, reporting obligations, limitations on mergers, incurrence of additional non-permitted debt, incurrence of liens on the assets of NOVA Chemicals, limitations on equity distributions, dispositions of assets, financial assistance to third parties and affiliates, capital expenditures and financial covenants.

The US$250 Million Backstop Credit Facility contains events of default that are consistent with normal industry standards and with NOVA Chemicals’ other credit facilities, including failure to pay amounts when due, breach of covenants or representations and warranties, insolvency, and defaults under other debt obligations in excess of US$25 million, seizure of assets, judgments in excess of US$25 million and invalidity of the US$250 Million Backstop Credit Facility and related loan documents. In respect of certain of these events of default, the US$250 Million Backstop Credit Facility provides that prior to the termination of the Arrangement Agreement (other than a termination resulting from the breach or default thereof by IPIC), if the lenders under the EDC Facility have provided their waiver or forbearance with respect to any event or condition that would otherwise result in or constitute a default under the EDC Facility but for such waiver or forbearance, IPIC shall be deemed to have provided a waiver or forbearance on like terms in respect of any default that would otherwise arise under the US$250 Million Dollar Backstop Credit Facility.

In addition, unless the US$250 Million Backstop Credit Facility has been repaid in full, an event of default will occur under the US$250 Million Backstop Credit Facility upon the termination of the Arrangement Agreement by NOVA Chemicals in order to accept a Superior Proposal or by IPIC as a result of a default by NOVA Chemicals thereunder, upon a change of control of NOVA Chemicals (which is defined to exclude the Arrangement) or upon NOVA Chemicals failing to support the Arrangement Agreement in accordance with its obligations thereunder. If an event of default occurs as described in this paragraph, in addition to IPIC’s other rights and remedies under the US$250 Million Dollar Backstop Credit Facility, the facility provides that NOVA

Chemicals shall pay a fee equal to 2.50% of the aggregate outstanding principal amount of the US$250 Million Dollar Backstop Credit Facility, if same has been advanced, or, a fee equal to US$5,000,000, if same has not been advanced.

Further, unless the US$250 Million Backstop Credit Facility has been repaid, an event of default will also occur 30 days after the termination of the Arrangement Agreement due to the non-satisfaction of certain conditions precedent to the Arrangement, including a failure to obtain Regulatory Approvals or the Requisite Approval of the transactions contemplated in the Arrangement Agreement, or the Effective Time not occurring prior to the Outside Date, in either case, for reasons not resulting from the breach of NOVA Chemicals or IPIC under the Arrangement Agreement.

PRINCIPAL LEGAL MATTERS

Court Approval of the Arrangement and Completion of the Arrangement

An arrangement under the CBCA requires Court approval. Prior to the mailing of this Proxy Circular, NOVA Chemicals obtained the Interim Order, which provides for the calling and holding of the Meeting, Dissent Rights for Registered Shareholders and other procedural matters. A copy of the Interim Order is attached as Appendix “G” to this Proxy Circular.

Subject to the approval of the Arrangement Resolution by Shareholders at the Meeting, the hearing in respect of the Final Order is currently scheduled to take place on April 17, 2009 in the Court at Calgary Courts Centre, 601 – 5th Street S.W., Calgary, Alberta. Any Shareholder who wishes to appear, or to be represented, and to present evidence or arguments must serve and file a notice of appearance (a “Notice of Appearance”) as set out in the Interim Order and satisfy any other requirements of the Court. The Court will consider, among other things, the fairness and reasonableness of the Arrangement. The Court may approve the Arrangement in any manner the Court may direct, subject to compliance with any terms and conditions, if any, as the Court deems fit. In the event that the hearing is postponed, adjourned or rescheduled then, subject to further order of the Court, only those Persons having previously served a Notice of Appearance in compliance with the Notice of Application and the Interim Order will be given notice of the postponement, adjournment or rescheduled date.

Assuming the Final Order is granted and the other conditions to closing contained in the Arrangement Agreement are satisfied or waived, then the Articles of Arrangement will be filed with the Director to give effect to the Arrangement.

Certain Canadian Securities Law Matters

The Ontario and Quebec securities commissions have adopted MI 61-101, which governs transactions which raise the potential for conflicts of interest, including issuer bids, insider bids, related party transactions and business combinations.

The Arrangement does not constitute an issuer bid, an insider bid or a related party transaction for the purposes of MI 61-101. In assessing whether the Arrangement could be considered to be a “business combination” for the purposes of MI 61-101, NOVA Chemicals reviewed all benefits or payments which related parties of NOVA Chemicals are entitled to receive, directly or indirectly, as a consequence of the Arrangement to determine whether any constituted a “collateral benefit”. For these purposes, the only related parties of NOVA Chemicals that are entitled to receive a benefit, directly or indirectly, as a consequence the Arrangement are the directors and senior officers of NOVA Chemicals. Under the Arrangement, each Option/SAR, EAU, RSU and DSU granted and outstanding immediately prior to the Effective Time will be disposed of and surrendered by the holder thereof to NOVA Chemicals (without any action on behalf of the holder) for a payment in cash from NOVA Chemicals equal to the In-the-Money Amount of such Other Security, net of any Taxes required to be withheld and remitted by NOVA Chemicals. In addition, certain senior officers are parties to employment agreements including change of control agreements which entitle such senior officers to receive payments in certain circumstances in the event of a change of control as more fully described under “Executive Compensation” in Appendix “I” — “Additional Information Regarding NOVA Chemicals”. Generally, none of these benefits or payments is a “collateral benefit” for the purposes of MI 61-101 since the benefit is not conferred for the purpose, in whole or in part, of increasing the value of the Consideration paid to the related party for their Common Shares, the benefit is not conditional on the related party supporting the Arrangement in any manner and, with one exception described in the paragraph below, none of the related parties receiving the benefits exercises control or direction over, or beneficially owns, more than 1% of the outstanding Common Shares.

To the knowledge of the Company, the only director or senior officer of the Company who, together with his associated entities, may be considered to beneficially own or exercise control or direction over more than 1% of the outstanding Common Shares is Mr. J.M Lipton, Chief Executive Officer of NOVA Chemicals. For these purposes, the calculation of beneficial ownership has been performed by including in the number of Common Shares, those which could be acquired on the exercise of Options/SARs held by Mr. Lipton at the time the Arrangement Agreement was entered into. At such time, Mr. Lipton beneficially owned 269,643 Common Shares (representing approximately 0.3% of the outstanding Common Shares) and held 1,014,200 Options/SARs (all of which are out-of-the money and represented approximately 1.2% of the outstanding Common Shares on the date the Arrangement Agreement was entered into). As Mr. Lipton beneficially owned or exercised control or direction over more than 1% of the outstanding Common Shares on the date the Arrangement Agreement was entered into, the benefits described above, to the extent payable, would be a collateral benefit for the purposes of MI 61-101 and the Arrangement will therefore constitute a “business combination” for purposes of MI 61-101. As a result of the foregoing, MI 61-101 requires that the Arrangement Resolution receive “minority approval” — it must be approved by a majority of the votes cast by Shareholders, excluding the 287,570 votes attached to the Common Shares beneficially owned, or over which control or direction is exercised, by Mr. Lipton as of the Record Date. As a result of the small number of Common Shares involved, if the Arrangement Resolution is passed by the requisite 66 2/3% of the votes cast at the Meeting, it will necessarily be the case that the minority approval requirement will be satisfied.

To the knowledge of the Company, there has been no prior valuation of NOVA Chemicals, its Common Shares or its material assets in the 24 months prior to the date hereof.

Regulatory Matters

The Arrangement is conditional upon Competition Act Clearance, HSR Act Clearance, ECMR Clearance and China Clearance. The Arrangement is also conditional upon receiving Investment Canada Approval, CFIUS Clearance and all other Regulatory Approvals that, in the good faith judgment of IPIC, are reasonably required to consummate the transactions contemplated by the Arrangement.

General Matters

NOVA Chemicals or IPIC may not obtain all of the Regulatory Approvals necessary to complete the Arrangement. Further, it is also possible that the Regulatory Approvals can only be obtained on a basis that results in the imposition of conditions on completion of the Arrangement or requires changes to the terms of the Arrangement, in either case, on terms and conditions that are not acceptable to NOVA Chemicals or IPIC. Any such conditions or changes could result in conditions to the Arrangement not being satisfied. See “The Arrangement Agreement — Conditions Precedent to the Arrangement”.

Competition Act

Under the Competition Act, the acquisition of voting shares of an entity that carries on an operating business in Canada may require pre-merger notification if certain size of parties and size of transaction thresholds are exceeded (a “Notifiable Transaction”). Where a transaction constitutes a Notifiable Transaction, certain information must be provided to the Commissioner and the transaction may not be completed until the expiry or termination of all applicable statutory waiting periods, or unless the Commissioner waives the obligation to file a pre-merger notification.

Under the Competition Act, the Commissioner may decide to challenge the transaction or prevent its closing if he or she is of the view that the transaction is likely to prevent or lessen competition substantially.

Where a transaction does not raise substantive issues under the Competition Act, the Commissioner may issue an ARC in respect of the transaction. Where an ARC is issued, the parties to the transaction are not required to a file a pre-merger notification. In addition, if the transaction to which the ARC relates is substantially completed within one year after the ARC is issued, the Commissioner cannot seek an order of the Competition Tribunal under the merger provisions of the Competition Act in respect of the transaction solely on the basis of information that is the same or substantially the same as the information on the basis of which the ARC was issued.

The transaction contemplated by the Arrangement is a Notifiable Transaction under the Competition Act, and as such, NOVA Chemicals and IPIC must comply with the merger notification provisions of the statute. IPIC intends to request the issuance of an ARC and a waiver of the obligation to submit a pre-merger notification. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon Competition Act Clearance.

HSR Act

Under the HSR Act, the Arrangement may not be completed until the required HSR notifications have been filed with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission and the required waiting period has expired or been terminated. The initial waiting period is 30 calendar days after both parties have filed the required notification forms. This period may be shortened if the reviewing agency grants “early termination” of the initial waiting period. NOVA Chemicals and IPIC intend to file their respective Notification and Report Forms under the HSR Act with the U.S. Department of Justice and the U.S. Federal Trade Commission and request early termination of the waiting period. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon HSR Act Clearance.

European Commission

The EC Merger Regulation imposes a pre-merger notification requirement on all transactions that qualify as concentrations and meet one of two specified financial thresholds. A transaction that meets either one of the thresholds must be notified to the European Commission before it is implemented and cannot be implemented until it has been cleared by the European Commission. Where the EC Merger Regulation applies, subject to limited exceptions, the European Commission has exclusive merger control jurisdiction over the transaction within the European Union.

Following notification, by means of a “Form CO”, the EC has 25 working days within which to undertake its initial review of the transaction (generally known as a “phase I investigation”); that period may be increased to 35 working days if an EC member state’s competition authority requests jurisdiction over the transaction or the parties offer commitments to resolve any competition concerns.

On March 17, 2009, IPIC and NOVA Chemicals filed a draft Form CO with the European Commission. Following the European Commission’s review of the draft Form CO and response to IPIC and NOVA Chemicals, IPIC and NOVA Chemicals intend to file the final Form CO with the European Commission. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon ECMR Clearance.

People’s Republic of China

The China AML requires notification to, and approval by, the relevant competition authority of transactions exceeding certain financial thresholds before they can be implemented.

The China AML requires the relevant competition authority to conduct a preliminary review of notified concentrations within 30 days from the receipt of complete notification materials and to render a decision on whether further review is necessary. The relevant competition authority must notify parties of its decision in writing before the expiry of the initial 30 day waiting period.

IPIC and NOVA Chemicals intend to file a pre-merger notification with the relevant competition authority. The obligations of NOVA Chemicals and IPIC to complete the Arrangement are conditional upon China Clearance.

Investment Canada Act

Under the Investment Canada Act, certain transactions involving the acquisition of control of a Canadian business by a non-Canadian are subject to review (a “Reviewable Transaction”) and cannot be implemented unless the ICA Minister is satisfied that the transaction is likely to be of net benefit to Canada. If a transaction is a Reviewable Transaction, an application for review must be filed with the Investment Review Division of Industry Canada and the approval of the ICA Minister obtained prior to implementation of the Reviewable Transaction. The ICA Minister is required to determine whether the Reviewable Transaction is likely to be of net benefit to Canada taking into account factors specified in the Investment Canada Act and any written undertakings that may have been given by the applicant. The Investment Canada Act contemplates an initial review period of up to 45 days after filing; however, if the ICA Minister has not completed the review by that date, the ICA Minister may unilaterally extend the review period by up to 30 days (or such longer period as may be agreed to by the applicant) to permit completion of the review. If the ICA Minister determines that he is not satisfied that a Reviewable Transaction is likely to be of net benefit to Canada, the Reviewable Transaction may not be implemented.

The prescribed factors of assessment to be considered by the ICA Minister include, among other things, the effect of the investment on the level and nature of economic activity in Canada (including the effect on employment, resource processing and exports), the degree and significance of participation by Canadians in the acquired business, the effect of the investment on productivity, industrial efficiency, technological development, product innovation and product variety in Canada, the effect of the investment on competition within an industry in Canada, the compatibility of the investment with national industrial, economic and cultural policies (taking into consideration corresponding provincial policies), and the contribution of the investment to Canada’s ability to compete in world markets.

IPIC is wholly-owned by the Government of the Emirate of Abu Dhabi. Where a non-Canadian state-owned enterprise (“SOE”) proposes to acquire control of a Canadian business, the ICA Minister will examine the corporate governance and reporting structure of the SOE as part of his review. This examination will include whether the SOE adheres to Canadian standards of corporate governance and to Canadian laws and practices. The ICA Minister also will assess whether a Canadian business to be acquired by an SOE will continue to have the ability to operate on a commercial basis following the acquisition of control.

The transactions contemplated by the Arrangement constitute a Reviewable Transaction under the Investment Canada Act. The obligation of IPIC to complete the Arrangement is conditional upon Investment Canada Approval, and as such, on March 16, 2009 IPIC filed an application for review with the Investment Review Division of Industry Canada.

Exon-Florio

The transactions contemplated by the Arrangement may be reviewed under Exon-Florio. The obligation of IPIC to complete the Arrangement is conditional upon CFIUS Clearance. IPIC and NOVA Chemicals intend to jointly file a notice of the transaction with CFIUS.

Additional Jurisdictions

Both IPIC and NOVA Chemicals have assets and/or sales in numerous jurisdictions throughout the world in addition to the United States, Canada, the European Union and China. Many of those jurisdictions have competition laws that could require that notifications be filed and clearances obtained prior to completion of the Arrangement. The competition laws of certain jurisdictions outside of the United States, Canada, the European Union and China permit relevant agencies to investigate and take proceedings in respect of transactions that are perceived to have an effect on competition in the jurisdiction. IPIC and NOVA Chemicals do not anticipate that there will be any investigations or proceedings that would have a material impact on the completion of the Arrangement. Appropriate filings will be made in those jurisdictions where it is determined that a filing is required. The Arrangement is conditional upon receiving all other Regulatory Approvals that, in the good faith judgment of IPIC, are reasonably required to consummate the transactions contemplated by the Arrangement.

DISSENT RIGHTS OF SHAREHOLDERS

If you are a Registered Shareholder, you are entitled to dissent from the Arrangement Resolution in the manner provided in section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

This section summarizes the provisions of section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement. If you are a Registered Shareholder and wish to dissent, you should obtain your own legal advice and carefully read the provisions of the Plan of Arrangement, the provisions of section 190 of the CBCA and the Interim Order which are attached at Appendix “B”, Appendix “F” and Appendix “G”, respectively.

Anyone who is a beneficial owner of Common Shares registered in the name of an Intermediary and who wishes to dissent should be aware that only Registered Shareholders are entitled to exercise Dissent Rights. A Non-Registered Shareholder who wishes to exercise Dissent Rights should contact the Intermediary with whom the Non-Registered Shareholder deals in respect of its Common Shares. A Registered Shareholder who holds Common Shares as nominee for one or more beneficial owners, one or more of whom wish to exercise Dissent Rights, must exercise such Dissent Rights on behalf of such holder(s). In such case, the Dissent Notice should specify the number of Common Shares covered by it. A Dissenting Shareholder may only dissent with respect to all the Common Shares held on behalf of any one beneficial owner and registered in the name of the Dissenting Shareholder.

Any Dissenting Shareholder will be entitled, in the event that the Arrangement becomes effective, to be paid the fair value of the Dissent Shares held by such Dissenting Shareholder, determined as at the close of business on the day immediately preceding the Meeting, and will not be entitled to any other payment or consideration. There can be no assurance that a Dissenting Shareholder will receive consideration for its Dissent Shares of equal value to the Consideration that such Dissenting Shareholder would have received upon completion of the Arrangement.

A Registered Shareholder who wishes to dissent must ensure that a Dissent Notice is received by NOVA Chemicals (c/o Osler, Hoskin & Harcourt LLP at Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, Attention: Colin Feasby) on or prior to 5:00 p.m. (Calgary time) on April 9, 2009, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the Business Day which is two Business Days preceding the date of such adjourned or postponed Meeting. It is important that Shareholders strictly comply with this requirement, which is different from the statutory Dissent Provisions of the CBCA which would permit a Dissent Notice to be provided at or prior to the Meeting.

The filing of a Dissent Notice does not deprive a Registered Shareholder of the right to vote; however, a Registered Shareholder who has submitted a Dissent Notice and who votes in favour of the Arrangement Resolution will no longer be considered a Dissenting Shareholder with respect to Common Shares voted in favour of the Arrangement Resolution. If such Dissenting Shareholder votes in favour of the Arrangement Resolution in respect of a portion of the Common Shares registered in his, her or its name and held by same on behalf of any one beneficial owner, such vote approving the Arrangement Resolution will be deemed to apply to the entirety of Common Shares held by such Dissenting Shareholder in the name of that beneficial owner, given that section 190 of the CBCA provides there is no right of partial dissent. The CBCA does not provide and NOVA Chemicals does not assume that a vote against the Arrangement Resolution constitutes a Dissent Notice. A Registered Shareholder need not vote his, her or its Common Shares against the Arrangement Resolution in order to dissent. Similarly, the revocation of a proxy conferring authority on the proxyholder to vote in favour of the Arrangement Resolution does not constitute a Dissent Notice. However, any proxy granted by a Registered Shareholder who intends to dissent, other than a proxy that instructs the proxyholder to vote against the Arrangement Resolution, should be validly revoked in order to prevent the proxyholder from voting such Common Shares in favour of the Arrangement Resolution and thereby causing the Registered Shareholder to forfeit his, her or its Dissent Rights.

Within 10 days after the approval of the Arrangement Resolution, NOVA Chemicals is required to notify each Dissenting Shareholder that the Arrangement Resolution has been approved. Such notice is however not required to be sent to a Registered Shareholder who voted for the Arrangement Resolution or who has withdrawn a Dissent Notice previously filed.

A Dissenting Shareholder must, within 20 days after the Dissenting Shareholder receives notice that the Arrangement Resolution has been approved or, if the Dissenting Shareholder does not receive such notice, within 20 days after the Dissenting Shareholder learns that the Arrangement Resolution has been approved, send to NOVA Chemicals (c/o Osler, Hoskin & Harcourt LLP at Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, Attention: Colin Feasby) a Demand for Payment containing the Dissenting Shareholder’s name and address, the number of Dissent Shares held by the Dissenting Shareholder, and a Demand for Payment of the fair value of such Dissent Shares. Within 30 days after sending a Demand for Payment, the Dissenting Shareholder must send to the Corporate Secretary of NOVA Chemicals at its registered office located at 1000 – 7th Avenue S.W., Calgary, Alberta, T2P 5L5 or to CIBC Mellon Trust Company, the registrar and Transfer Agent of NOVA Chemicals, located at P.O. Box 721, Agincourt, Ontario, M1S 0A1, the certificates representing the Dissent Shares. A Dissenting Shareholder who fails to send the certificates representing the Dissent Shares forfeits his, her or its right to make a claim under section 190 of the CBCA. NOVA Chemicals or CIBC Mellon Trust Company will endorse on Common Share certificates received from a Dissenting Shareholder a notice that the holder is a Dissenting Shareholder under section 190 of the CBCA and will forthwith return the Common Share certificates to the Dissenting Shareholder.

On the filing of a Demand for Payment (and in any event upon the Effective Date), a Dissenting Shareholder ceases to have any rights in respect of its Dissent Shares, other than the right to be paid the fair value of his, her or its Dissent Shares as determined pursuant to section 190 of the CBCA and the Interim Order, except where, prior to the date at which the Arrangement becomes effective: (i) the Dissenting Shareholder withdraws its Demand for Payment before IPIC makes an Offer to Pay to the Dissenting Shareholder; (ii) an Offer to Pay is not made and the Dissenting Shareholder withdraws its Demand for Payment; or (iii) the Board of Directors revokes the Arrangement Resolution, in which case NOVA Chemicals will reinstate the Dissenting Shareholder’s rights in respect of its Dissent Shares as of the date the Demand for Payment was sent, all subject to the terms of the Interim Order which provides that Registered Shareholders who exercise the rights of dissent as set out in the CBCA as modified by the Interim Order will be deemed to have transferred their Dissent Shares to IPIC, free and clear of any liens, as of the Effective Date, and if they (a) ultimately are entitled to be paid fair value for their Dissent Shares, shall be deemed to have transferred such Common Shares to IPIC on the Effective Date in exchange for the fair value of such Common Shares, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Common

Shares had such holders not exercised their Dissent Right, or (b) are ultimately not entitled, for any reason, to be paid fair value for their Dissent Shares, will be deemed to have participated in the Arrangement on the same basis as non-Dissenting Shareholders. Pursuant to the Plan of Arrangement, in no case will IPIC, NOVA Chemicals or any other Person be required to recognize any Dissenting Shareholder as a Shareholder after the Effective Date, and the names of such Shareholders will be deleted from the list of Registered Shareholders at the Effective Date. In addition to any other restrictions under section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Other Securities and (ii) holders of Common Shares who vote or have instructed a proxyholder to vote such Common Shares in favour of the Arrangement Resolution (but only in respect of such Common Shares).

No later than seven days after the later of the Effective Date and the date on which, as applicable, a Demand for Payment of a Dissenting Shareholder is received, each Dissenting Shareholder who has sent a Demand for Payment must be sent a written Offer to Pay for its Dissent Shares in an amount considered by IPIC to be the fair value thereof, accompanied by a statement showing how the fair value was determined. Every Offer to Pay in respect of Dissent Shares must be on the same terms as every other Offer to Pay in respect of Dissent Shares.

Payment for the Dissent Shares of a Dissenting Shareholder must be made within 10 days after an Offer to Pay has been accepted by a Dissenting Shareholder, but any such Offer to Pay lapses if an acceptance thereof is not received within 30 days after the Offer to Pay has been made. If an Offer to Pay for the Dissent Shares of a Dissenting Shareholder is not made, or if a Dissenting Shareholder fails to accept an Offer to Pay that has been made, an application to the Court to fix a fair value for the Dissent Shares of Dissenting Shareholders may be made within 50 days after the Effective Date or within such further period as a court may allow. If no such application is made, a Dissenting Shareholder may apply to the Court for the same purpose within a further period of 20 days or within such further period as a court may allow. A Dissenting Shareholder is not required to give security for costs in such an application.

Upon an application to the Court, all Dissenting Shareholders whose Dissent Shares have not been purchased will be joined as parties and bound by the decision of the Court, and each affected Dissenting Shareholder shall be notified of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel. Upon any such application to the Court, the Court may determine whether any other Person is a Dissenting Shareholder who should be joined as a party, and the Court will then fix a fair value for the Dissent Shares of all such Dissenting Shareholders. The final order of the Court will be rendered against IPIC in favour of each Dissenting Shareholder joined as a party and for the amount of the Dissent Shares as fixed by the Court. The Court may, in its discretion, allow a reasonable rate of interest on the amount payable to each such Dissenting Shareholder from the Effective Date until the date of payment. Registered Shareholders who are considering exercising Dissent Rights should be aware that there can be no assurance that the fair value of their Common Shares as determined under the applicable provisions of the CBCA (as modified by the Plan of Arrangement and the Interim Order) will be more than or equal to the Consideration under the Arrangement. In addition, any judicial determination of fair value will result in delay of receipt by a Dissenting Shareholder of consideration for such Dissenting Shareholder’s Dissent Shares.

The above is only a summary of the provisions of the CBCA pertaining to Dissent Rights, as modified by the Interim Order and the Plan of Arrangement, which are technical and complex. If you are a Registered Shareholder and wish to exercise Dissent Rights, you should seek your own legal advice as failure to strictly comply with the provisions of the CBCA, as modified by the Interim Order and the Plan of Arrangement, may prejudice your Dissent Rights.

For a general summary of certain income tax implications to a Dissenting Shareholder, see “Principal Canadian Federal Income Tax Considerations” and “Principal United States Federal Income Tax Considerations”.

PRINCIPAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

The following summary describes the principal Canadian federal income tax considerations generally applicable to a Shareholder who sells Common Shares under the Arrangement and who, at all relevant times, for purposes of the application of the Tax Act, (1) deals at arm’s length with the Company and IPIC; (2) is not affiliated with the Company or IPIC; and (3) holds the Common Shares as capital property (a “Holder”). Generally, the Common Shares will be capital property to a Holder provided the Holder does not hold those Common Shares in the course of carrying on a business or as part of an adventure or concern in the nature of trade.

This summary is not applicable to Shareholders who acquired their Common Shares on the exercise of an option (including an Option granted under the Stock Option Plan). This summary does not address the tax consequences of the Arrangement to holders of Other Securities nor to the participants in the Company Incentive Plans. Such Shareholders and such holders of Other Securities and participants in the Company Incentive Plans should consult their own tax advisors.

This summary does not take into account the Income Tax Application Rules applicable to Shareholders who have held Common Shares continuously since before 1972 (or are deemed to have done so under those rules) and those Shareholders should consult their own tax advisors.

This summary is based on the current provisions of the Tax Act, and on counsel’s understanding of the current administrative policies and assessing practices of the CRA published in writing prior to the date hereof. This summary takes into account all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and assumes that all Proposed Amendments will be enacted in the form proposed. However, no assurances can be given that the Proposed Amendments will be enacted as proposed, or at all. This summary does not otherwise take into account or anticipate any changes in law or administrative policy or assessing practice whether by legislative, administrative or judicial action nor does it take into account tax legislation or considerations of any province, territory or foreign jurisdiction, which may differ from those discussed herein.

This summary is of a general nature only and is not, and is not intended to be, legal or tax advice to any particular Shareholder. This summary is not exhaustive of all Canadian federal income tax considerations. Accordingly, Shareholders should consult their own tax advisors having regard to their own particular circumstances.

Holders Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is, or is deemed to be, resident in Canada (a “Resident Holder”). Certain Resident Holders may be entitled to make or may have already made the irrevocable election permitted by subsection 39(4) of the Tax Act the effect of which may be to deem to be capital property any Common Shares (and all other “Canadian securities”, as defined in the Tax Act) owned by such Resident Holder in the taxation year in which the election is made and in all subsequent taxation years. Resident Holders whose Common Shares might not otherwise be considered to be capital property should consult their own tax advisors concerning this election.

This portion of the summary is not applicable to (i) a Shareholder that is a “specified financial institution”, (ii) a Shareholder an interest in which is a “tax shelter investment”, (iii) a Shareholder that is, for purposes of certain rules (referred to as the mark-to-market rules) applicable to securities held by financial institutions, a “financial institution”, or (iv) a Shareholder to whom the “functional currency” reporting rules apply, each as defined in the Tax Act. Such Shareholders should consult their own tax advisors.

Disposition of Common Shares

Generally, a Resident Holder who disposes of Common Shares under the Arrangement will realize a capital gain (or capital loss) equal to the amount, if any, by which the amounts received for such Common Shares under the Arrangement, net of any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base to the Resident Holder of the Common Shares immediately before the disposition. Amounts received for Common Shares under the Arrangement must be converted into Canadian dollars based on exchange rates as determined in accordance with the Tax Act.

Generally, a Resident Holder is required to include in computing its income for a taxation year one-half of the amount of any capital gain (a “taxable capital gain”) realized in the year. Subject to and in accordance with the provisions of the Tax Act, a Resident Holder is required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) realized in a taxation year from taxable capital gains realized by the Resident Holder in the year. Allowable capital losses in excess of taxable capital gains for the year may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against net taxable capital gains realized in such years.

The amount of any capital loss realized by a Resident Holder that is a corporation on the disposition of a Common Share may be reduced by the amount of any dividends received (or deemed to be received) by the Resident Holder on such Common Share to the extent and under the circumstances prescribed by the Tax Act. Similar rules may apply where a Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Such Resident Holders should consult their own advisors.

A Resident Holder that is throughout the year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable for a refundable tax on investment income, including taxable capital gains realized upon a disposition of the Common Shares. Capital gains realized by an individual or a trust, other than certain specified trusts, may give rise to a liability for alternative minimum tax under the Tax Act.

Dissenting Holders

A Resident Holder who validly exercises Dissent Rights (a “Resident Dissenting Holder”) will be deemed to have transferred such Holder’s Common Shares to IPIC in exchange for payment by IPIC of the fair value of such Common Shares. In general, a Resident Dissenting Holder will realize a capital gain (or capital loss) equal to the amount, if any, by which the cash received by the Resident Dissenting Holder in respect of the fair value of such Holder’s Common Shares (other than in respect of interest awarded by a court), net of any reasonable costs of disposition, exceeds (or is exceeded by) the adjusted cost base to the Resident Dissenting Holder of such Common Shares. See “Holders Resident in Canada – Disposition of Common Shares” above. Interest awarded by a court to a Resident Dissenting Holder will be included in the Holder’s income for the purposes of the Tax Act. To the extent that any United Arab Emirates withholding tax is payable by a Resident Dissenting Holder in respect of such interest, a foreign tax credit may be available under the Tax Act. Resident Dissenting Holders should consult their own tax advisors.

Holders Not Resident in Canada

This portion of the summary is generally applicable to a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Common Shares in a business carried on in Canada (a “Non-Resident Holder”). Special rules, which are not discussed in this summary, may apply to certain Holders that are insurers carrying on an insurance business in Canada and elsewhere.

Disposition of Common Shares

A Non-Resident Holder will not be subject to tax under the Tax Act on any capital gain realized on a disposition of Common Shares under the Arrangement, unless the Common Shares are “taxable Canadian property” to the Non-Resident Holder for purposes of the Tax Act and the Non-Resident Holder is not entitled to relief under an applicable income tax convention between Canada and the country in which the Non-Resident Holder is resident.

Generally, the Common Shares will not constitute taxable Canadian property to a Non-Resident Holder at the Effective Time provided that (1) at that time the Common Shares are listed on a designated stock exchange (which includes the TSX and NYSE), and (2) at any time during the 60-month period that ends at that time the Non-Resident Holder, Persons with whom the Non-Resident Holder does not deal at arm’s length, or the Non-Resident Holder together with all such Persons, have not owned 25% or more of the issued shares of any class or series of the capital stock of the Company. Notwithstanding the foregoing, in certain circumstances set out in the Tax Act, Common Shares may be deemed to be taxable Canadian property.

Even if Common Shares are considered to be taxable Canadian property of a Non-Resident Holder at the Effective Time, any capital gain realized by the Non-Resident Holder on a disposition of the Common Shares under the Arrangement may be exempt from tax under the Tax Act pursuant to the terms of an applicable income tax convention. Non-Resident Holders should consult their own tax advisors with respect to the availability of any relief under the terms of any applicable income tax convention in their particular circumstances.

If the Common Shares constitute taxable Canadian property of a Non-Resident Holder and any capital gain realized by the Non-Resident Holder on the disposition of Common Shares under the Arrangement is not exempt from tax under the Tax Act by virtue of an applicable income tax convention, then the tax consequences described above under the heading “Holders Resident in Canada – Disposition of Common Shares” will generally apply.

Non-Resident Holders whose Common Shares are taxable Canadian property should consult their own tax advisors for advice having regard to their particular circumstances.

Dissenting Holders

A Non-Resident Holder who validly exercises Dissent Rights (a “Non-Resident Dissenting Holder”) will be deemed to have transferred such Holder’s Common Shares to IPIC in exchange for payment by IPIC of the fair value of such Common Shares. In general, the tax treatment of a Non-Resident Dissenting Holder will be similar to that of a Non-Resident Holder who participates in the Arrangement. See “Holders Not Resident in Canada – Disposition of Common Shares” above. Non-Resident Dissenting Holders should consult their own tax advisors with respect to the availability of any relief under the terms of an applicable income tax convention in their particular circumstances.

PRINCIPAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a general discussion of certain material U.S. federal income tax consequences to Shareholders who exchange their Common Shares for cash pursuant to the Plan of Arrangement. This discussion is based upon current provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the “Code”), existing and proposed U.S. Treasury regulations thereunder and current administrative rulings and court decisions, all as in effect on the date hereof. All of the foregoing authorities are subject to change, possibly on a retroactive basis, and any such change could affect the continuing validity of this discussion.

This discussion is limited to Shareholders who hold their Common Shares as capital assets for U.S. federal income tax purposes. This summary does not address the tax consequences of the Arrangement to holders of

Other Securities nor to the participants in the Company Incentive Plans. Such Shareholders and such holders of Other Securities and participants in the Company Incentive Plans should consult their own tax advisors. This discussion does not consider the specific facts or circumstances that may be relevant to a particular Shareholder, nor does this discussion consider any state, local or non-U.S. tax consequences of the Plan of Arrangement or any U.S. federal tax consequences other than U.S. federal income tax consequences. This discussion does not address U.S. federal income tax consequences to a Shareholder who, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign trust or estate. Moreover, this discussion does not address U.S. federal income tax consequences to Shareholders who may be subject to special treatment, including, without limitation:

•

tax-exempt entities, dealers in securities or currencies, banks, other financial institutions or “financial services entities,” insurance companies, regulated investment companies, real estate investment trusts, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, certain expatriates or former long-term residents of the United States, or corporations that accumulate earnings to avoid U.S. federal income tax;

•

Persons whose functional currency is not the U.S. dollar, and Persons who acquired Common Shares through the exercise of employee stock options (including an Option granted under the Stock Option Plan), through a tax qualified retirement plan or otherwise as compensation;

•	Shareholders who exercise Dissent Rights;

•	Persons holding Common Shares as a part of a hedging, integrated, constructive sale or conversion transaction or a straddle or other risk-reduction transaction; and

•	partnerships or other pass-through entities (or Persons who hold Common Shares through a partnership or other pass-through entity).

If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds Common Shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Such partners are encouraged to consult their tax advisors regarding the specific tax consequences to them of the Plan of Arrangement. The discussion assumes that NOVA Chemicals is not and has not been a “controlled foreign corporation”, a “passive foreign investment company” or any other type of entity with special status for U.S. federal income tax purposes.

Shareholders should consult their own tax advisors regarding the specific tax consequences to them of the Plan of Arrangement, including the applicability and effect of U.S. federal, state, local, and non-U.S. income and other tax laws in their particular circumstances.

Tax Consequences of the Plan of Arrangement Generally

The receipt of cash in exchange for Common Shares pursuant to the Plan of Arrangement will generally be a taxable transaction for U.S. federal income tax purposes. As a result, a Shareholder will generally recognize capital gain or loss equal to the difference, if any, between (i) the amount of cash received in the Plan of Arrangement and (ii) such Shareholder’s adjusted tax basis in the Common Shares exchanged for cash. Capital gain or loss will be calculated separately for each block of Common Shares (i.e., Common Shares acquired at the same cost in a single transaction). Any capital gain or loss will be long-term capital gain or loss if the Shareholder’s holding period for the Common Shares exchanged exceeds one year on the date of the Plan of Arrangement. Certain non-corporate Shareholders (including individuals) are eligible for preferential rates of U.S. income taxation in respect of long-term capital gains. The deductibility of capital losses for U.S. federal income tax purposes is limited.

Backup Withholding

Payments made in connection with the Plan of Arrangement may be subject to backup withholding currently at a rate of 28% unless a Shareholder:

•

timely provides NOVA Chemicals (or the Depositary or another appropriate Intermediary) with a correct taxpayer identification number (which, for an individual Shareholder is the Shareholder’s social security number), certifies under penalties of perjury that such Shareholder is not subject to backup withholding by completing the substitute Form W-9 included in the Letter of Transmittal, and otherwise complies with applicable requirements of the backup withholding rules; or

•	is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, and otherwise complies with applicable requirements of the backup withholding rules.

A Shareholder who does not provide a correct taxpayer identification number may be subject to penalties administered by the Internal Revenue Service. Shareholders should consult their own tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining the exemption.

Backup withholding is not an additional tax. Any amount withheld from a Shareholder under the backup withholding rules described above will generally be allowed as a refund or a credit against such Shareholder’s U.S. federal income tax liability, provided that timely filings are made with the Internal Revenue Service.

Because the tax consequences to a particular Shareholder may differ based on that Shareholder’s particular circumstances, each Shareholder should consult his, her or its own tax advisor regarding the U.S. federal, state, local and foreign tax consequences of the Plan of Arrangement.

TRADING HISTORY OF COMMON SHARES

The Common Shares are listed and posted for trading on the TSX and the NYSE under the symbol “NCX”.

Toronto Stock Exchange

The following table sets forth information relating to the trading price of the Common Shares on the TSX for the months and periods indicated.

Month	High (Cdn$)	Low (Cdn$)	Volume
March 2008	30.30	23.66	12,314,962
April 2008	27.75	24.14	10,758,807
May 2008	29.25	25.29	8,435,753
June 2008	28.52	24.20	6,081,982
July 2008	26.98	23.22	9,313,242
August 2008	30.85	24.50	5,572,357
September 2008	30.59	21.45	13,674,933
October 2008	23.91	13.14	10,986,541
November 2008	16.00	7.46	7,982,368
December 2008	10.21	5.05	14,885,002
January 2009	7.80	2.10	25,097,851
February 2009	7.23	1.28	134,763,885
March 1 to March 13, 2009	7.40	7.09	11,843,848

The closing price of the Common Shares on the TSX on February 20, 2009, the last trading day before the Arrangement was announced, was Cdn$1.66. The Consideration to be received by Shareholders, being US$6.00, represents a premium of approximately 353% to the closing price of the Common Shares on the TSX on February 20, 2009, and a premium of approximately 204% to the combined and currency adjusted 30-day volume-weighted average price of the Common Shares on the TSX and the NYSE up to and including February 20, 2009 the last trading day before the Arrangement was announced.

New York Stock Exchange

The following table sets forth information relating to the trading price of the Common Shares on the NYSE for the months and periods indicated.

Month	High (US$)	Low (US$)	Volume
March 2008	30.73	23.14	17,875,492
April 2008	27.24	23.69	17,009,924
May 2008	29.37	24.87	11,440,601
June 2008	28.01	24.00	9,974,945
July 2008	26.73	23.16	22,692,490
August 2008	29.02	23.90	11,148,902
September 2008	28.50	20.54	21,115,668
October 2008	22.25	10.14	19,068,864
November 2008	13.86	5.80	12,353,842
December 2008	8.18	4.10	16,940,878
January 2009	6.27	1.71	29,680,381
February 2009	5.71	1.05	122,991,800
March 1 to March 13, 2009	5.80	5.51	21,272,847

The closing price of the Common Shares on the NYSE on February 20, 2009, the last trading day before the Arrangement was announced, was US$1.34. The Consideration to be received by Shareholders, being US$6.00, represents a premium of approximately 348% to the closing price of the Common Shares on the NYSE on February 20, 2009, and a premium of approximately 204% to the combined and currency-adjusted 30-day volume-weighted average price of the Common Shares on the TSX and the NYSE up to and including February 20, 2009.

OWNERSHIP OF COMMON SHARES

To the knowledge of NOVA Chemicals, after reasonable inquiry, as at the date of this Proxy Circular none of IPIC, each director and officer of IPIC, each Associate or Affiliate or insider of IPIC or any Person acting jointly or in concert with IPIC beneficially own, directly or indirectly, or exercise control or exercise discretion with respect to any Common Shares.

COMMITMENTS TO ACQUIRE SECURITIES OF THE ISSUER

To the knowledge of NOVA Chemicals, after reasonable inquiry, none of the Persons indicated above under the heading “Ownership of Common Shares” have made any commitment to acquire any securities of NOVA Chemicals other than pursuant to the Arrangement.

BENEFITS OF THE ARRANGEMENT

Except as described in this Proxy Circular, none of the Persons listed above under the heading “Ownership of Common Shares” will receive any direct or indirect benefit from the completion of the Arrangement.

MATERIAL CHANGES IN THE AFFAIRS OF NOVA CHEMICALS

Except as described in this Proxy Circular, NOVA Chemicals is not currently aware of any plans or proposals for any material change in the affairs of NOVA Chemicals, other than those that have been publicly disclosed.

PREVIOUS PURCHASES AND SALES

During the 12 months prior to the date hereof, the Company has not purchased or sold any Common Shares (excluding Common Shares purchased or sold pursuant to the exercise or redemption of Other Securities).

DIVIDENDS

Historically, NOVA Chemicals has paid quarterly dividends on its Common Shares at the rate of Cdn$0.10 per share, representing an aggregate of Cdn$0.40 per share annually. In 2008, NOVA Chemicals paid Cdn$33 million in dividends on its Common Shares. The declaration and payment of dividends is at the discretion of the Board of Directors, which will consider earnings, capital requirements, the financial condition of NOVA Chemicals and other relevant factors. NOVA Chemicals has paid the following dividends on its Common Shares during the preceding three years:

	Dividends per share (Cdn$)
	2008	2007	2006
Common Shares	0.40	0.40	0.40

The Plan of Arrangement provides that if NOVA Chemicals declares, sets aside or pays any dividend on, or makes any other distribution or payments with respect to the Common Shares during the period commencing on the date of the Arrangement Agreement and ending on the Effective Date, IPIC may reduce the amount of the Consideration by any amount it determines in its sole discretion, provided that such discount shall not exceed the amount of such dividend or other distribution or payment received per Common Share. In light of the foregoing, the Board of Directors has determined that NOVA Chemicals will not declare, set aside or pay any dividends on the Common Shares pending the closing of the transactions contemplated by the Arrangement Agreement. In addition, the Plan of Arrangement provides that no dividend or other distribution declared or made after the Effective Time with respect to the Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Common Shares.

EXPENSES OF THE ARRANGEMENT

Pursuant to the Arrangement Agreement, IPIC shall pay all filing fees payable in connection with the Regulatory Approvals. Subject to NOVA Chemicals’ obligation to pay IPIC an expense reimbursement fee up to a maximum of US$3,000,000 in certain circumstances, each of NOVA Chemicals and IPIC shall pay its respective fees, costs and expenses incurred in connection with the Arrangement Agreement and the Arrangement. If the Arrangement Agreement is terminated, then in addition to any other amount payable under the Arrangement Agreement to IPIC, NOVA Chemicals shall repay in full, or cause to be repaid in full, to IPIC (or as IPIC may direct), at or prior to termination of the Arrangement Agreement, all amounts owing and/or outstanding (including the payment in full of all amounts, fees and expenses payable thereunder) under the US$250 Million Backstop Credit Facility to the extent required in accordance with the terms of the US$250 Million Backstop Credit Facility.

NOVA Chemicals estimates that expenses in the aggregate amount of approximately US$53 million will be incurred by NOVA Chemicals in connection with the Arrangement if the Arrangement is completed, including, without limitation, legal, certain financial advisory, accounting, filing and printing costs and the costs of preparing and mailing this Proxy Circular.

INFORMATION CONCERNING NOVA CHEMICALS

The following information about NOVA Chemicals is a general summary only and is not intended to be comprehensive. For further information regarding NOVA Chemicals, and in particular, for information relating to the nominees for election to the Board of Directors, compensation of directors, executive compensation, corporate governance and other matters required to be disclosed under Securities Laws, see “Additional Information Regarding NOVA Chemicals” at Appendix “I” to this Proxy Circular .

NOVA Chemicals is a global company organized under the federal laws of Canada, and its principal business is the production and marketing of plastics and chemicals. NOVA Chemicals has its registered office and Canadian operating center located at 1000 - 7th Avenue S.W., Calgary, Alberta, Canada T2P 5L5, and an executive office and United States operating center located at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States 15108. Its Common Shares trade on the TSX and the NYSE under the symbol “NCX”. Additional information about NOVA Chemicals can be found on the SEDAR website at www.sedar.com and the SEC’s website at www.sec.gov.

Capitalization of NOVA Chemicals

As at the close of business on March  13, 2009, there were 83,160,889 Common Shares issued and outstanding and Options/SARs to purchase an aggregate of 3,378,609 Common Shares.

Voting Securities And Principal Holders

As of March 13, 2009, there were 83,160,889 Common Shares outstanding. Each Common Share carries the right to one vote on any matter properly coming before the Meeting. The Common Shares are NOVA Chemicals’ only outstanding class of shares.

As of March 13, 2009, no Person or company, to the knowledge of the directors or executives of NOVA Chemicals, beneficially owned or exercised control or direction, directly or indirectly, over more than 10% of the outstanding Common Shares, except Caisse de dépôt et placement du Québec, which owned 8,468,176, or 10.18%, of the outstanding Common Shares as manager for and on behalf of one or more of its clients’ accounts. (1)

INFORMATION CONCERNING IPIC

The following information about IPIC is a general summary only and is not intended to be comprehensive. All information contained in this Proxy Circular concerning IPIC has been supplied by IPIC.

IPIC is wholly-owned by the Government of the Emirate of Abu Dhabi. Its mandate is to invest in the hydrocarbon sector outside the Emirate of Abu Dhabi. IPIC looks to earn a commercial rate of return on its investments and is a long-term equity investor. IPIC has become one of the leading companies in the field of petroleum and energy investment since its inception in 1984. It plays an active role in the development of the petrochemical sector in Abu Dhabi through facilitating joint ventures, which benefit from the technology and operating resources of companies in IPIC’s portfolio and Abu Dhabi’s feedstock advantages. Its estimated net worth is more than US$14 billion.

The Plan of Arrangement provides that IPIC is entitled, at any time prior to or following the Meeting to modify the Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under the Plan of Arrangement to any direct or indirect subsidiary or any Affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or Affiliates as purchaser for any or all purposes thereunder, provided that any such assignment shall not relieve IPIC of any of its obligations thereunder and IPIC shall guarantee the performance of the Arrangement Agreement by any such assignee.

(1)	Based on Caisse de dépôt et placement du Québec Schedule 13G/A filing, filed with the United States Securities and Exchange Commission on January 20, 2009, under the Securities Exchange Act of 1934.

GENERAL INFORMATION

This Proxy Circular is provided in connection with the solicitation of proxies by and on behalf of the Board of Directors and the management of NOVA Chemicals for use at the Meeting to be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 14, 2009 commencing at 2:30 p.m. (Eastern time) and at any adjournment thereof, for the purposes set out in the accompanying Notice of Meeting. Enclosed is a form of proxy or voting instruction form for you to use to vote your Common Shares.

Mailing of this Proxy Circular and the form of proxy (the GREEN form) and the Letter of Transmittal (the BLUE form) will commence on March 19, 2009. NOVA Chemicals will bear the costs of soliciting proxies. Proxies will be solicited primarily by mail but may also be solicited in person, by telephone or other telecommunication device, by directors, executives and employees of NOVA Chemicals, who will not be specifically remunerated therefor. In soliciting proxies, no Person is authorized to give any information or to make any representations other than those contained in this Proxy Circular and, if given or made, such information or representations must not be relied upon as having been authorized to be given or made.

Solicitation of Proxies

The information contained in this Proxy Circular is furnished in connection with the solicitation of proxies to be used at the Meeting for the purposes set forth in the accompanying Notice of Meeting. The solicitation of proxies is being made by and on behalf of the Board of Directors and the Company’s management. The solicitation will be made primarily by mail but may also be made by telephone. Subject to the terms and conditions of the Arrangement Agreement, management of the Company may also retain the services of a proxy solicitation agent to assist in the solicitation of proxies. The cost of solicitation will be borne by the Company.

Unless otherwise stated, information contained in this Proxy Circular is given as at March 13, 2009.

The registered office of NOVA Chemicals is located at 1000 – 7th Avenue S.W., Calgary, Alberta, Canada, T2P 5L5, and its telephone number is (403) 750-3600.

VOTING INFORMATION

Conduct of the Meeting

The Meeting has been called on the authority of the Interim Order and, pursuant to the Interim Order, will be held and conducted in accordance with the Notice of Meeting forming part of this Proxy Circular, the CBCA, applicable Securities Laws, the articles and by-laws of NOVA Chemicals, the terms of the Interim Order, any further order of the Court and the rulings and direction of the chair of the Meeting. To the extent of any inconsistency or discrepancy between the Interim Order and the foregoing, the Interim Order shall govern.

Date, Time and Place of Meeting

Unless adjourned or postponed, the Meeting will be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States on April 14, 2009 commencing at 2:30 p.m. (Eastern time).

Record Date for Notice of Meeting

The Board of Directors has fixed the close of business on March  13, 2009 as the record date for the determination of Shareholders entitled to notice of, and to attend and vote at, the Meeting.

Quorum Required to Hold the Meeting

The representation in person or by proxy of at least 10% of the outstanding Common Shares is necessary to provide a quorum for the Meeting. Common Shares represented by a properly signed and returned proxy are considered present at the Meeting for purposes of determining a quorum, regardless of whether the holder of such shares or proxy returns the proxy without indicating his, her or its vote or withholds his, her or its vote.

Voting in Person or by Proxy

Registered Shareholders

Registered Shareholders may vote in person at the Meeting or may give another Person authority to vote at the Meeting (or any adjournment) on their behalf by appointing a proxyholder. Registered Shareholders choosing to vote by proxy may still attend the Meeting.

You may choose anyone to be your proxyholder — the Person you choose does not have to be a NOVA Chemicals Shareholder. Simply insert the Person’s name in the blank space provided on the form of proxy (the GREEN form) accompanying this Proxy Circular. You should be sure that this Person is attending the Meeting and is aware that he or she has been appointed to vote your Common Shares. If you do not insert a name in the blank space on the form of proxy, then the Persons named on the form, being Jeffrey M. Lipton or Jack S. Mustoe, each of whom is an executive of NOVA Chemicals, will be appointed to act as your proxyholder.

Proxies must be received by CIBC Mellon Trust Company, NOVA Chemicals’ Transfer Agent, no later than 5:00 p.m. (Eastern time) on April 13, 2009 or, in the event that the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date and time of any reconvened or postponed meeting. Proxies may be delivered using the enclosed postage prepaid self-addressed envelope or by otherwise delivering them to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502 or toll free (North America only): 1-866-781-3111.

Non-Registered (Beneficial) Shareholders

Non-Registered Shareholders (commonly referred to as beneficial shareholders) are those Shareholders whose Common Shares are registered in the name of an Intermediary (such as a bank, trust company, securities broker, trustee or custodian). If you are a Non-Registered Shareholder, the information set forth in this section is of significant importance.

Only proxies deposited by Shareholders whose names appear on the records of the Transfer Agent as the registered holders of Common Shares can be recognized and acted upon at the Meeting. If Common Shares are listed in your account statement provided by your broker, then, in almost all cases, those Common Shares will not be registered in your name on the records of the Transfer Agent. Such Common Shares will likely be registered under the name of your broker or an agent of that broker. In Canada, the vast majority of such shares are registered under the name of CDS & Co., the registration name for CDS Clearing and Depositary Services Inc., which acts as nominee for many Canadian brokerage firms. In the United States, the vast majority of such shares are registered under the name of Cede & Co. the registration name for The Depositary Trust Company, which acts as nominee for many United States brokerage firms. Common Shares held by your broker or its nominee can only be voted upon your instructions. Without specific instructions, your broker, its agent or its nominee is prohibited from voting your Common Shares. Therefore, if you are a Non-Registered Shareholder, you should ensure that your instructions respecting the voting of your Common Shares are communicated to the appropriate Person.

Canadian Securities Laws requires your broker to seek voting instructions from you in advance of a shareholder meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. (“Broadridge”). You should carefully follow the instructions provided by your broker or Broadridge in order to ensure that your Common Shares are voted at the Meeting.

If you are a Non-Registered Shareholder and you wish to vote in person at the Meeting or to appoint a proxyholder (who need not be a Shareholder) other than the Persons designated by NOVA Chemicals, you must:

•

If you are Canadian Non-Registered Shareholder, insert your own name (or your designee’s name) in the space provided on the voting instruction form provided to you and return the completed form to Broadridge. Broadridge will then execute and send a proxy to NOVA Chemicals on your behalf and you or your designee will need to attend the Meeting for your vote to be counted.

•

If you are a United States Non-Registered Shareholder, check the box on the voting instruction form that you plan to attend the Meeting and return the completed form to Broadridge. A legal proxy will then be sent to you granting you or your designee the right to attend and vote at the Meeting.

Voting Instructions and Voting Discretion of Proxyholder

On the form of proxy or voting instruction form, you can indicate how you want your proxyholder to vote your Common Shares. You may vote FOR or AGAINST the Arrangement Resolution. You may vote FOR or WITHHOLD your vote for each proposed nominee for election as director and on the appointment of an auditor.

If you give directions on how to vote your Common Shares, your proxyholder must vote your Common Shares according to your instructions. If you do not specify how to vote on a particular matter, then your proxyholder can vote your Common Shares as he or she sees fit. If your proxyholder does not attend the Meeting and vote in person, your Common Shares will not be voted.

If you own Common Shares that are NOT held in the Company’s savings plans and have appointed a proxyholder designated by NOVA Chemicals to act and vote on your behalf as provided in the enclosed form of proxy or voting instruction form and you do not provide any instructions concerning a matter identified in the Notice of Meeting, your Common Shares will be voted as follows:

(i)	FOR the Arrangement Resolution;

(ii)	FOR the election of the Persons nominated for election as directors; and

(iii)	FOR the appointment of Ernst & Young LLP, as auditors.

If you own Common Shares held in the Company’s savings plans and have appointed the trustees of such plans as proxyholder to act and vote on your behalf as provided in the enclosed voting instruction form and you do not provide any instructions concerning a matter identified in the Notice of Meeting, your Common Shares will be voted as follows:

(i)	Common Shares held in the Company’s U.S. savings plans will be voted by the plan trustee in the same proportion as the number of Common Shares for which the trustee has received direction in such matter; and

(ii)	Common Shares held in the Company’s Canadian savings plan will not be voted.

Your proxyholder also has discretionary authority for amendments that are made to matters identified in the Notice of Meeting or other matters that properly come before the Meeting. At the time of printing this Proxy Circular, management does not know of any matter to come before the Meeting other than the matters referred to in the Notice of Meeting.

If you have any questions or require any assistance regarding the voting of your Common Shares, please contact CIBC Mellon Trust Company, toll free at 1-800-387-0825.

Confidentiality of Votes

Proxies will be counted and tabulated by the Transfer Agent to preserve the confidentiality of individual Shareholder votes except: (i) where a Shareholder has made a written comment on the form of proxy which is clearly intended for the management of NOVA Chemicals; (ii) as necessary to meet legal requirements; or (iii) in the event of a proxy contest.

Revoking Your Proxy

You may revoke a proxy at any time prior to the exercise thereof. In addition to revocation in any other manner permitted by law, you or your attorney authorized in writing may revoke your proxy by signing a written statement to this effect and depositing it either at the registered office of NOVA Chemicals at any time up to and including the last Business Day preceding the day of the Meeting, or any adjournment thereof, or with the chair of the Meeting on the day of the Meeting, or any adjournment thereof.

If you revoke your proxy and do not replace it with another that is received by the Toronto office of the Transfer Agent by 5:00 p.m. (Eastern time) on April 13, 2009, you can still vote your Common Shares, but must do so in person at the Meeting.

If you are a Non-Registered Shareholder and wish to revoke your proxy, you should contact your broker or other Intermediary.

OTHER BUSINESS

1.	Financial Statements

At the Meeting, NOVA Chemicals’ consolidated financial statements for the year ended December 31, 2008, and the related report of the auditors, will be presented to the holders of Common Shares. No vote will be taken regarding the financial statements.

2.	Election of Directors

The Board of Directors has determined that it is in the best interest of NOVA Chemicals to conduct the business of the annual meeting concurrently with the Meeting even though the completion of the Arrangement will result in a change of the directors of NOVA Chemicals.

NOVA Chemicals’ Articles of Continuance (the “Articles”) provide for the Board of Directors to consist of a minimum of eight directors and a maximum of 14 directors. The number of directors currently in office is 13. Messrs. Fortier and Lipton are retiring from the Board of Directors at the Meeting and will not be standing for re-election.

In accordance with the Articles and General By-Law No. 2 of NOVA Chemicals, 11 directors are to be elected at the Meeting by the holders of Common Shares. The term of office proposed for each nominee for election as director is a term of one year expiring at the close of NOVA Chemicals’ 2010 annual meeting or until a successor is elected or appointed. If the Arrangement is completed, the directors will be replaced by nominees of IPIC.

The nominees for election as directors are J.A. Blumberg, F.P. Boer, J. Bougie, L. Brlas, J.V. Creighton, R.E. Dineen, Jr., C.W. Fischer, K.L. Hawkins, A.M. Ludwick, C.D. Pappas and J.M. Stanford. Each Person nominated for election at the Meeting is currently a director of NOVA Chemicals and, other than Ms. Brlas and Mr. Fischer, all nominees were previously elected as directors by the Shareholders. Each nominee, with the exception of Mr. Pappas, has been determined by the Board of Directors to be independent within the meaning of applicable Canadian and U.S. Securities Laws and has established his or her eligibility and willingness to serve as a director if elected.

Unless specifically instructed to withhold such vote, the Persons designated in the form of proxy (the GREEN form) intend to vote FOR the election of each of the 11 nominees for election as directors. The Board of Directors and management do not contemplate that any of the nominees will be unable to serve as a director, but if that should occur for any reason prior to the Meeting, the Persons named in the enclosed form of proxy or voting instruction form reserve the right to vote for another nominee in their discretion.

The Board of Directors, on the recommendation of its Corporate Governance Committee, has adopted a policy that provides that any nominee for director at a meeting of shareholders at which directors are to be elected with respect to whom a majority of the votes cast are “withheld” from his or her election shall, promptly following certification of the shareholder vote, offer his or her resignation to the Board of Directors for consideration. The Board of Directors will consider the resignation offer, and the Board of Directors’ decision to accept or reject the resignation offer will be announced in a news release within 90 days following the certification of the shareholder vote, including the reasons for rejecting the resignation, if applicable. Except in certain limited circumstances, a director who tenders his or her resignation pursuant to this policy will not participate in any meeting of the Board of Directors at which the resignation is being considered. This policy applies only to uncontested director elections, meaning elections where the number of nominees for director is not greater than the number of directors to be elected. The full text of this majority voting policy is found in the Board of Directors mandate, which is attached as Annex “A” to Appendix “I” — Additional Information Regarding NOVA Chemicals attached to this Proxy Circular and can be accessed at www.novachemicals.com.

For additional information relating to NOVA Chemicals’ nominees to the Board of Directors and corporate governance practices generally, see “Additional Information Regarding Nominees for Election of Directors”, “Corporate Governance” and “NOVA Chemicals’ Disclosure of Corporate Governance Practices” in Appendix “I” — Additional Information Regarding NOVA Chemicals attached to this Proxy Circular.

3.	Appointment of Auditors

At the Meeting, Shareholders will be asked to approve the appointment of Ernst & Young LLP, Chartered Accountants, as the auditors of NOVA Chemicals to hold office until the close of the next annual meeting. Ernst & Young LLP have served as auditors of NOVA Chemicals or its predecessors since 1956. Representatives of Ernst & Young LLP will be present at the Meeting and will be given the opportunity to make a statement if they wish to do so. They will also be available to respond to appropriate questions.

Fees Billed by Ernst & Young LLP

The following fees were billed to NOVA Chemicals by Ernst & Young LLP and approved by the Board of Directors during the prior two years:

	2008 (US$)	2007 (US$)
Audit Fees	1,989,959	2,335,882
Audit-Related Fees	301,488	243,990
Tax Fees	99,396	186,119
All Other Fees	0	0

Total Fees	2,390,843	2,765,991

Audit fees include fees for the audit of the consolidated financial statements of NOVA Chemicals, the external auditor’s reporting on the effectiveness of internal controls over financial reporting, statutory audits of subsidiaries, review of quarterly reports, provision of consent letters and comfort letters in connection with certain regulatory matters, review of prospectuses and French translation of the consolidated financial statements. Fee amounts for 2008 are based on invoices relating to the 2007 year-end audit that have been received and those expected to be billed.

Audit-related fees include fees for services that are related to the audit of the consolidated financial statements. These services include the audit of financial statements for NOVA Chemicals’ pension plans and non-statutory audits of subsidiaries and affiliates, and consultation on accounting and disclosure matters.

Tax fees include fees for the preparation of income tax returns, value-added tax returns, and customs filings for NOVA Chemicals and its subsidiaries, preparation of income tax returns and provision of tax advice to expatriate employees, and advice on tax-related matters.

SHAREHOLDER PROPOSALS

Should the Arrangement not become effective, Shareholder proposals to be considered at the 2010 annual meeting of Shareholders of NOVA Chemicals must be received at the registered office of NOVA Chemicals no later than December 19, 2009 to be included in the proxy circular and form of proxy for such annual meeting.

ADDITIONAL INFORMATION

Additional information relating to NOVA Chemicals, including its Annual Information Form dated March 13, 2009 for the fiscal year ended December 31, 2008, is filed with Canadian Securities Administrators. Financial information is provided in NOVA Chemicals’ consolidated financial statements and related management’s discussion & analysis (“MD&A”) for 2008. This information can be accessed through SEDAR at www.sedar.com. Copies of NOVA Chemicals’ financial statements and MD&A may also be accessed at www.novachemicals.com and obtained by any Person without charge by writing to NOVA Chemicals to the attention of its Corporate Secretary at 1000 – 7th Avenue S.W., Calgary, Alberta, T2P 5L5.

Copies of Board of Directors and Committee mandates and other corporate governance documents are available at www.novachemicals.com.

The Company will provide to any Person (without charge to securityholders of the Company), upon request to the Corporate Secretary, 1000 – 7th Avenue S.W., Calgary, Alberta, T2P 5L5, one copy of:

•	the Annual Information Form of the Company dated March 13, 2009, together with a copy of any document or the pertinent pages of any document incorporated by reference in the Annual Information Form;

•	the comparative financial statements of the Company for the fiscal year ended December 31, 2008, together with the report of the auditors therein;

•	the most recent Annual Report of the Company, which includes MD&A; and

•	this Proxy Circular, the Letter of Transmittal and form of proxy.

QUESTIONS AND FURTHER ASSISTANCE

If you have any questions about the information contained in this Proxy Circular or require assistance in completing your form(s) of proxy or letter of transmittal, please contact CIBC Mellon Trust Company, toll free at 1-800-387-0825.

GLOSSARY OF TERMS

The following glossary of terms used in this Proxy Circular, including the Summary, but not including the Appendices, is provided for ease of reference:

“2009 Notes” means the Company’s US$250,000,000 7.4% notes due 2009 issued pursuant to the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee.

“Acquisition Proposal” means (a) any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its subsidiaries or the JV Entities the assets or revenues (or in the case of a JV Entity, the Company’s proportionate share of assets or revenues) of which, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable of the Company and its subsidiaries, (ii) sale of assets (including shares of subsidiaries or the JV Entities or rights or interests therein or thereto) of the Company and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of the Company (or rights or interests therein or thereto), or similar transactions involving the Company and/or one or more of its subsidiaries or the JV Entities or (b) a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement or any transaction to which IPIC or its affiliate is a party, any transaction involving only the Company and/or one or more of its subsidiaries and/or the JV Entities and any exercise by INEOS Group Limited of the put/call option held by INEOS Group Limited in respect of the Company’s ownership interest in the INEOS Joint Ventures, but including for greater certainty any modification or proposed modification to an Acquisition Proposal.

“Affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators.

“ARC” means an advance ruling certificate issued by the Commissioner under Section 102 of the Competition Act.

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and IPIC, each acting reasonably.

“Arrangement Agreement” means the arrangement agreement dated February 23, 2009 between NOVA Chemicals and IPIC and any amendments thereto made in accordance with such agreement.

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Meeting.

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made.

“Associate” has the meaning ascribed thereto in the Securities Act.

“Board of Directors” means the Board of Directors of NOVA Chemicals.

“Business Day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are closed in Calgary or Toronto, Canada; New York City, USA; or Abu Dhabi, United Arab Emirates.

“Canadian Securities Administrators” means the securities commissions or other similar regulatory authorities in each of the provinces and territories in Canada.

“CBCA” means the Canada Business Corporations Act.

“CDS” means CDS Clearing and Depositary Services Inc.

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to Section 192(7) of the CBCA after the Articles of Arrangement have been filed.

“CFIUS” means the Committee on Foreign Investment in the United States.

“CFIUS Clearance” means clearance from CFIUS under Exon-Florio.

“China AML” means the Anti-Monopoly Law of the People’s Republic of China, as promulgated by the National People’s Congress on August 30, 2007, and implementing regulations.

“China Clearance” means the issuance of a decision or the expiration of early termination of all applicable waiting periods, whichever occurs earlier, under the China AML.

“Commissioner” means the Commissioner of Competition appointed under the Competition Act.

“Common Shares” means the common shares in the capital of the Company.

“Company” or “NOVA Chemicals” means NOVA Chemicals Corporation, a corporation continued under the federal laws of Canada.

“Company Incentive Plans” means the DSU Plans, EAU Plan, Stock Option Plan and RSU Plan.

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated March 24, 1999 between the Company and CIBC Mellon Trust Company, as amended April 6, 2005.

“Competition Act” means the Competition Act (Canada).

“Competition Act Clearance” means that, on or before the Effective Date, the Commissioner (a) shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by the Arrangement Agreement, or (b) the applicable waiting period under Part IX of the Competition Act shall have expired or been waived and the Commissioner shall have advised IPIC in writing that she does not then have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act for an order in respect of the transactions contemplated by the Arrangement Agreement.

“Competition Tribunal” means the Competition Tribunal established under the Competition Tribunal Act (Canada).

“Confidentiality Agreement” means the letter agreement dated February 7, 2009 between IPIC and the Company.

“Consideration” means US$6.00 in cash per Common Share, subject to adjustment in accordance with of the Plan of Arrangement.

“Court” means the Court of Queen’s Bench of Alberta.

“CRA” means the Canada Revenue Agency.

“Demand for Payment” means a written notice containing a Dissenting Shareholder’s name and address, the number Common Shares in respect of which that Dissenting Shareholder dissents, and a demand for payment of the fair value of such shares.

“Depositary” means CIBC Mellon Trust Company.

“Director” means the Director appointed pursuant to Section 260 of the CBCA.

“Dissent Notice” means a written objection to the Arrangement Resolution provided by a Dissenting Shareholder in accordance with the Dissent Procedure.

“Dissent Procedure” means the procedure under section 190 of the CBCA (a copy of which is attached at Appendix “F”), as modified by the Interim Order and the Plan of Arrangement, by which a Dissenting Shareholder must exercise its Dissent Rights.

“Dissent Provisions” means Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement.

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement.

“Dissent Shares” means those Common Shares in respect of which Dissent Rights have validly been exercised by the registered holders thereof in accordance with the Dissent Procedure.

“Dissenting Shareholders” means Registered Shareholders who have duly exercised their Dissent Rights and have not withdrawn or been deemed to have withdrawn such exercise of Dissent Rights, but only in respect of the Dissent Shares, and “Dissenting Shareholder” means any one of them.

“DSU Plans” means, collectively, (1) the Company Deferred Share Unit Plan for Key Employees, as amended on October 1, 2004; (2) the Company Deferred Share Unit Plan for Key U.S. Employees, as amended on October 1, 2004 and February 7, 2008; (3) the Company 2005 Deferred Share Unit Plan for U.S. Key Employees, dated January 1, 2005; (4) the Company Deferred Share Unit Plan for Non-Employee Directors, as amended on October 1, 2004; and (5) the Company 2005 Deferred Share Unit Plan for Non-Employee Directors, dated January 1, 2005.

“DSUs” means the deferred share units granted under the DSU Plans.

“EAU Plan” means the Company Equity Appreciation Plan dated February 16, 2000, as amended on February 12, 2004.

“EAUs” means the equity appreciated units granted under the EAU Plan.

“ECMR Clearance” means the European Commission issuing a decision under Articles 6(1)(b), 6(2) or 8(2) of the European Council Regulation (EC) 139/2004 (the “EC Merger Regulation”), or being deemed to have done so under Article 10(6) of the EC Merger Regulation, declaring the acquisition of the Company by IPIC or any of its subsidiaries pursuant to the transactions contemplated by the Arrangement Agreement compatible with the Common Market and, in the event that a request under Article 9(2) of the EC Merger Regulation has been made by a Member State, the European Commission indicating that it has decided not to refer the transactions contemplated by the Arrangement Agreement or any matter arising therefrom to a competent authority of a Member State in accordance with Article 9(1) of the EC Merger Regulation.

“EDC” means Export Development Canada.

“EDC Facility” means the revolving credit agreement between the Company, EDC and a syndicate of Canadian banks, which provides the Company with up to US$150 million of borrowing availability.

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement.

“Effective Time” means the first moment in time in Calgary on the Effective Date, or such other time as may be agreed to in writing by the Company and IPIC prior to the Effective Date.

“Exon-Florio” means section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, and the regulations at 31 CFR part 800.

“Fairness Opinions” means the RBC Fairness Opinion and the UBS Fairness Opinion, complete copies of which are attached hereto as Appendices “D” and “E”.

“Final Order” means the final order of the Court in a form acceptable to the Company and IPIC, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and IPIC, each acting reasonably) at any time prior to the Effective Time, or, if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and IPIC, each acting reasonably) on appeal.

“Financial Indebtedness” means in relation to a Person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, Guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a Guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class or series that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class or series) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money and classified as indebtedness under GAAP, (i) under a Guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another Person which would fall within clauses (a) to (h) of this definition if the references to the debtor referred to the other Person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another Person which would fall within clauses (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other Person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted, but excludes (i) in respect of the Company or a subsidiary obligations and liabilities owing to the Company or a subsidiary, (ii) trade payables and accrued expenses arising in the ordinary course of business, (iii) prepaid or deferred revenue arising in the ordinary course of business, (iv) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset and (v) earn-out obligations until such obligations become a liability on the balance sheet of such Person in accordance with GAAP.

“GAAP” means Canadian generally accepted accounting principles, as in effect at the relevant time.

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the TSX and the NYSE).

“Guarantee” of or by any Person means any obligation, contingent or otherwise, of such Person guaranteeing any Financial Indebtedness of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such Person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Financial Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Financial Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Financial Indebtedness of the payment of such Financial Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Financial Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business.

“Holder” means a Shareholder who sells Common Shares under the Arrangement and who, at all relevant times, for purposes of the application of the Tax Act, (a) deals at arm’s length with the Company and IPIC; (b) is not affiliated with the Company or IPIC; and (c) holds the Common Shares as capital property.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“HSR Act Clearance” means the expiration or early termination of all applicable waiting periods under the HSR Act and implementing regulations. IPIC and the Company shall not extend, directly or indirectly, any waiting periods under the HSR Act or enter into any agreement with the U.S. Federal Trade Commission and/or the U.S. Department of Justice to delay or not to consummate the transactions contemplated hereby, except with the prior written consent of the other party to the Arrangement Agreement.

“ICA Minister” means the Minister responsible for the Investment Canada Act.

“Indentures” means, collectively, (a) the Indenture dated as of September 21, 1995 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$100,000,000 7.875% debentures due 2025 were issued; (b) the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$250,000,000 7.4% notes due 2009 were issued; (c) the Trust Indenture dated as of August 28, 2000 between the Company and CIBC Mellon Trust Company, as Trustee, pursuant to which the Company’s $250,000,000 7.85% notes due 2010 were issued; (d) the Indenture dated as of January 13, 2004 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 6.5% notes due 2012 were issued; and (e) the Indenture dated as of October 31, 2005 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 floating notes due 2013 were issued.

“insider” has the meaning ascribed thereto under the Securities Act.

“Interim Order” means the interim order of the Court dated March 17, 2009 providing for, among other things, the calling and holding of the Meeting, attached as Appendix “G” hereto, as such order same may be amended, modified, supplemented or varied by the Court with the consent of the Company and IPIC, each acting reasonably.

“In-the-Money Amount” means (i) with respect to all such outstanding Options/SARs and EAUs, the amount (if any) by which (A) the product of the number of Common Shares underlying such Options/SARs, or number of EAUs, as applicable, held by such holder and the Consideration exceeds (B) the aggregate exercise price payable under such Options/SARs, or redemption price for EAUs, by the holder to acquire the Common Shares underlying such Options/SARs or EAUs; and (ii) with respect to each outstanding DSU or RSU, the amount of the Consideration.

“INEOS Joint Ventures” means INEOS NOVA LLC, INEOS NOVA Ltd., INEOS NOVA European Holding B.V. and INEOS NOVA International S.A.

“Intermediary” means an intermediary with which a Non-Registered Shareholder deals with in respect of the Common Shares, including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self administered registered retirement savings plans, registered retirement income funds, registered education savings plans and similar plans.

“Investment Canada Act” or “ICA” means the Investment Canada Act (Canada), as amended.

“Investment Canada Approval” means that the transactions contemplated by the Arrangement Agreement shall have been reviewed under Part IV of the Investment Canada Act and the Minister responsible for the Investment Canada Act shall have provided written confirmation that he is satisfied or is deemed to be satisfied that the transactions contemplated by the Arrangement Agreement are likely to be of net benefit to Canada.

“IPIC” means International Petroleum Investment Company, a corporation existing under the laws of the United Arab Emirates.

“JV Entities” means the joint ventures (whether in partnership, limited liability company or other organizational form) in which any of the Company or its subsidiaries has an equity or other ownership interest, including INEOS Joint Ventures, Accelerated Building Technologies, LLC, NOVIDESA, S.A. de C.V., LRM Industries, LLC, TPFTZ C.I.C. Industrial Co., Ltd. and POSM II Limited Partnership.

“Law” or “Laws” means all supranational, international, multinational, federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more parties, means such Laws as are binding upon or applicable to such party or its assets.

“Letter of Transmittal” means the letter of transmittal sent to Registered Shareholders for use in connection with the Arrangement.

“Lock-Up Agreement” means the voting agreement dated the date of the Arrangement Agreement between IPIC, on the one hand, and each of the directors of the Company and the Senior Officers, on the other hand, pursuant to which such directors and the Senior Officers have agreed, among other things to support the Arrangement and to vote the Common Shares beneficially owned by them in favour of the Arrangement Resolution.

“Material Adverse Effect” means any fact, change, effect, circumstance, event, occurrence, action, omission or development that, individually or in the aggregate, (a) is or would reasonably be expected to be material and adverse to the financial condition, business or annual results of operations of the Company, its subsidiaries and the JV Entities, on a consolidated basis, or (b) prevents or could reasonably be expected to prevent the ability of the Company to consummate the transactions contemplated by the Arrangement Agreement; provided any fact, change, effect, circumstance, event, occurrence, action, omission or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect:

(i)	any change generally affecting the plastics or chemical business in the countries or markets where the Company and its subsidiaries operate or conduct business (including, without limitation, changes related to prices of commodities or products used or sold in the Company’s and its subsidiaries’ business);

(ii)	any change in global, North American, national or regional political conditions (including acts of terrorism);

(iii)	any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity or any changes in Canadian GAAP;

(iv)	any natural disaster;

(v)	any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

(vi)	the announcement of the execution of the Arrangement Agreement or the transactions contemplated thereby or the performance of any obligation thereunder;

(vii)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken in account in determining whether a Material Adverse Effect has occurred);

(viii)	any action required by the terms of the Arrangement Agreement or undertaken by the Company at the request of or with the consent of IPIC; or

(ix)	any change in the trading price or volume of the Common Shares or Notes (it being understood that the causes underlying such change in market price or trading volume may be taken in account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company trade;

provided, however, that with respect to the immediately preceding clauses (i) through (v) such matters do not have a disproportionate effect on the Company, its subsidiaries and the JV Entities taken as a whole, relative to other companies and entities operating in the plastics or chemical industries.

“Meeting” means the annual and special meeting of the Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution.

“MI 61-101” means Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.

“Non-Registered Shareholder” means a non-registered holder of Common Shares.

“Non-Resident Dissenting Holder” means a Non-Resident Holder who validly exercises Dissent Rights.

“Non-Resident Holder” means a Holder who, at all relevant times, for purposes of the application of the Tax Act, is not, and is not deemed to be, resident in Canada and does not use or hold the Common Shares in a business carried on in Canada.

“Notes” means, collectively, the debentures and notes issued by the Company pursuant to the Indentures.

“Notice of Appearance” means the notice which must be filed by any Shareholder who wishes to appear, or to be represented, and to present evidence at the hearing in respect of the Final Order as set out in the Interim Order.

“Notice of Meeting” means the Notice of Annual and Special Meeting of Shareholders of NOVA Chemicals dated March 13, 2009.

“NYSE” means the New York Stock Exchange.

“Offer to Pay” means a written offer of IPIC to each Dissenting Shareholder to pay the fair value for the number of Common Shares in respect of which that Dissenting Shareholder dissents.

“Option” means an option to purchase a Common Share, granted under the Stock Option Plan.

“Option/SAR” means an Option with a SAR attached.

“Other Securities” means Options/SARs, EAUs, DSUs and RSUs granted and outstanding immediately prior to the Effective Time.

“Outside Date” means July 15, 2009, subject to the right of the Company or IPIC to postpone the Outside Date for up to an additional 60 days (in 30-day increments) if one or more of the Regulatory Approvals have not been obtained and none of such remaining Regulatory Approvals have been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 15 days (or such earlier date as is practicable in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties.

“Person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, corporation, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status.

“Plan of Arrangement” means the plan of arrangement in respect of the Arrangement attached as Appendix “B” hereto and any amendments or variations thereto made in accordance with Section 9.8 of the Arrangement Agreement or Section 5.2 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and IPIC, each acting reasonably.

“Proxy Circular” means this management Proxy Circular of NOVA Chemicals, including the Notice of Meeting and all schedules, appendices and exhibits hereto.

“RBC” means RBC Dominion Securities Inc., a member company of RBC Capital Markets.

“RBC Fairness Opinion” means the opinion, a complete copy of which is attached as Appendix “D”, of RBC, financial advisor to the Company, to the effect that, as of the date of such opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals.

“Record Date” means March 13, 2009.

“Registered Shareholder” means a holder of Common Shares whose name appears in the register of holders of Common Shares maintained by or on behalf of the Company.

“Regulatory Approval” means those sanctions, rulings, consents, orders, clearances, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule “A” of the Arrangement Agreement.

“Requisite Approval” means the approval for the Arrangement Resolution by two thirds of the votes cast on the Arrangement Resolution by Shareholders present in person or represented by proxy at the Meeting, each Common Share entitling the holder thereof to one vote on the Arrangement Resolution.

“Resident Dissenting Holder” means a Resident Holder who validly exercises Dissent Rights.

“Resident Holder” means a Holder who, at all relevant times, for purposes of the application of Tax Act, is or is deemed to be, resident in Canada.

“RSU Plan” means the Company Restricted Stock Unit Plan dated September 9, 2003, as amended on September 7, 2007.

“RSUs” means the restricted stock units granted under the RSU Plan.

“SARs” means the tandem share appreciation rights under the Stock Option Plan.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act (Alberta).

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws, United States federal and state securities Laws and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the TSX and the NYSE.

“SEDAR” means the System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.

“Senior Officers” means Jeffrey M. Lipton, Lawrence A. MacDonald, Jack S. Mustoe, Christopher D. Pappas and Marilyn Horner.

“Shareholders” means the registered or beneficial holders of Common Shares, as the context requires.

“Stock Option Plan” means the Company Employee Incentive Stock Option Plan (1982), as amended on April 12, 2007, including the UK sub plan to the Stock Option Plan.

“subsidiary” means, with respect to a specified Person, any entity, whether incorporated or unincorporated, in which such Person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other Persons performing similar functions, or the management and policies of which such Person otherwise has the power to direct and, with respect to the Company, does not include the JV Entities.

“Superior Proposal” means any bona fide written Acquisition Proposal not solicited in violation of the Arrangement Agreement after the date of the Arrangement Agreement, which the Board of Directors receives after the date of the Arrangement Agreement but before the time at which the Arrangement Resolution is passed: (a) to acquire not less than all of the outstanding Common Shares or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis; (b) that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the Board of Directors all financial, legal, regulatory and other aspects of such proposal and the Person making such proposal; (c) that in respect of which any financing is then committed or confirmation is provided from the sources of financing to be used to complete the transactions contemplated by such proposal, that such financing as reasonably determined by the Board of Directors, is reasonably likely to be available to effect (i) payment in full for all of the Common Shares or assets, as the case may be, (ii) the repayment in full when due of the 2009 Notes, if outstanding, or the repayment in full of all amounts owing and/or outstanding under the US$250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and the expenses payable thereunder), and (iii) the payment in full of fees and expenses of IPIC (to the extent required by Section 7.4 of the Arrangement Agreement and the US$250 Million Backstop Credit Facility); (d) that did not result from a breach of Section 7.2 of the Arrangement Agreement; (e) that is not subject to any due diligence condition or requirement; and (f) that the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is more favourable to Shareholders from a financial point of view than the Arrangement.

“Taxes” means all supranational, national, federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, anti-dumping, countervail, excise, customs, duties, stamp, occupation, or premium taxes, (b) all withholdings on amounts paid to or by a Person, (c) all employment insurance or other statutory plan premiums payable to a Governmental Entity, (d) any fine, penalty, interest, or addition to tax, (e) any tax imposed, assessed, or collected or payable pursuant to any tax sharing agreement or any other arrangement relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (f) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law.

“Tax Act” means, collectively, the Income Tax Act (Canada) and the Income Tax Regulations (Canada).

“Tax Returns” means all reports, forms, elections, designations, schedules, statements, estimates, declarations of estimated tax, information statements and Tax Returns relating to, or required to be filed with any Governmental Entity in connection with, any Taxes and including any other filings relating to Taxes whether in tangible or electronic form.

“Termination Fee” means the US$15,000,000 termination payment payable to IPIC by NOVA Chemicals upon the occurrence of certain events under the terms of the Arrangement Agreement.

“Transfer Agent” means CIBC Mellon Trust Company.

“TSX” means the Toronto Stock Exchange.

“UBS” means UBS Securities LLC.

“UBS Fairness Opinion” means the opinion, a complete copy of which is attached as Appendix “E”, of UBS, financial advisor to the Company, to the effect that, as of the date of such opinion, and subject to various assumptions, matters considered and limitations discussed in its opinion, the consideration of US$6.00 in cash per Common Share to be received under the Arrangement was fair, from a financial point of view, to holders of Common Shares in the capital of NOVA Chemicals.

“US$250 Million Backstop Credit Facility” means the term loan credit facility agreement entered into between IPIC and the Company concurrently with the execution of the Arrangement Agreement providing the Company with up to US$250 million of borrowing availability.

APPROVAL OF THE BOARD OF DIRECTORS

The contents and the sending of this Proxy Circular have been approved by the Board of Directors of NOVA Chemicals.

By Order of the Board of Directors

JAMES STANFORD Chairman of the Board of Directors	JEFFREY M. LIPTON Chief Executive Officer

March 13, 2009

CONSENT OF RBC CAPITAL MARKETS

March 13, 2009

To:	The Board of Directors of NOVA Chemicals Corporation

We hereby consent to the reference under the headings “Summary of Management Proxy Circular – Reasons for the Arrangement”, “Summary of Management Proxy Circular – Fairness Opinions”, “The Arrangement – Background to the Arrangement” “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinions – Opinion of RBC Capital Markets” to the opinion of our firm dated February 22, 2009, which we prepared solely for the Board of Directors of NOVA Chemicals Corporation in connection with the arrangement agreement dated February 23, 2009 entered into between NOVA Chemicals Corporation and International Petroleum Investment Company, and to the inclusion of the full text of the foregoing opinion dated February 22, 2009 in this Proxy Circular. In providing such consent, we do not intend that any person other than the Board of Directors rely upon such opinion.

Toronto, Ontario	(signed) “RBC Dominion Securities Inc.”

March 13, 2009

CONSENT OF UBS SECURITIES LLC

March 13, 2009

To:	The Board of Directors of NOVA Chemicals Corporation

We hereby consent to the reference under the headings “Summary of Management Proxy Circular – Reasons for the Arrangement”, “Summary of Management Proxy Circular – Fairness Opinions”, “The Arrangement – Background to the Arrangement” “The Arrangement – Reasons for the Arrangement” and “The Arrangement – Fairness Opinions – Opinion of UBS Securities LLC” to the opinion of our firm dated February 22, 2009, which we prepared solely for the Board of Directors of NOVA Chemicals Corporation in connection with the arrangement agreement dated February 23, 2009 entered into between NOVA Chemicals Corporation and International Petroleum Investment Company, and to the inclusion of the full text of the foregoing opinion dated February 22, 2009 in this Proxy Circular. In providing such consent, we do not intend that any person other than the Board of Directors rely upon such opinion.

New York, New York	(signed) “UBS Securities LLC”

March 13, 2009

APPENDIX “A”

ARRANGEMENT RESOLUTION

BE IT RESOLVED THAT:

1.	The arrangement (the “Arrangement”) under Section 192 of the Canada Business Corporations Act (the “CBCA”) of NOVA Chemicals Corporation (the “Company”), as more particularly described and set forth in the management information circular (the “Proxy Circular”) dated March 13, 2009 of the Company accompanying the notice of this meeting (as the Arrangement may be amended, modified or supplemented in accordance with the definitive agreement (the “Arrangement Agreement”) dated February 23, 2009 between the Company and International Petroleum Investment Company), is hereby authorized, approved and adopted.

2.	The plan of arrangement of the Company (as it has been or may be amended, modified or supplemented in accordance with the Arrangement Agreement (the “Plan of Arrangement”)), the full text of which is set out in Appendix “B” to the Proxy Circular, is hereby authorized, approved and adopted.

3.	The (i) Arrangement Agreement and related transactions, (ii) actions of the directors of the Company in approving the Arrangement Agreement, and (iii) actions of the directors and officers of the Company in executing and delivering the Arrangement Agreement, and any amendments, modifications or supplements thereto, are hereby ratified and approved.

4.	The Company be and is hereby authorized to apply for a final order from the Court of Queen’s Bench of Alberta to approve the Arrangement on the terms set forth in the Arrangement Agreement and the Plan of Arrangement (as they may be amended, modified or supplemented in accordance with the Arrangement Agreement).

5.	Notwithstanding that this resolution has been passed (and the Arrangement adopted) by the shareholders of the Company or that the Arrangement has been approved by the Court of Queen’s Bench of Alberta, the directors of the Company are hereby authorized and empowered to, without notice to or approval of the shareholders of the Company, (i) amend, modify or supplement the Arrangement Agreement or the Plan Arrangement to the extent permitted by the Arrangement Agreement and (ii) subject to the terms of the Arrangement Agreement, not to proceed with the Arrangement and related transactions.

6.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute and deliver for filing with the Director under the CBCA articles of arrangement and such other documents as are necessary or desirable to give effect to the Arrangement in accordance with the Arrangement Agreement, such determination to be conclusively evidenced by the execution and delivery of such articles of arrangement and any such other documents.

7.	Any officer or director of the Company is hereby authorized and directed for and on behalf of the Company to execute or cause to be executed and to deliver or cause to be delivered all such other documents and instruments and to perform or cause to be performed all such other acts and things as such person determines may be necessary or desirable to give full effect to the foregoing resolution and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document or instrument or the doing of any such act or thing.

A-1

APPENDIX “B”

PLAN OF ARRANGEMENT

UNDER SECTION 192 OF THE

CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1

DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless there is something in the subject matter or context inconsistent therewith, and unless indicated otherwise, where used in this Plan of Arrangement, capitalized terms used but not defined shall have the meanings ascribed thereto in the Arrangement Agreement and the following terms shall have the following meanings (and grammatical variations of such terms shall have corresponding meanings):

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with the Arrangement Agreement and this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Agreement” means the arrangement agreement made as of February 23, 2009 between the Company and Purchaser, including all schedules, as same may be amended, supplemented or restated in accordance with its terms providing for, among other things, the Arrangement;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B attached to the Arrangement Agreement;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;

“business day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are closed in Calgary or Toronto, Canada; New York City, USA; or Abu Dhabi, United Arab Emirates;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“Charter Documents” means articles and by-laws and similar constating documents of the Company;

“Code” means the United States Internal Revenue Code of 1986;

“Company” means NOVA Chemicals Corporation, a corporation existing under the laws of Canada;

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent, among other others, to the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated March 24, 1999 between the Company and CIBC Mellon Trust Company, as amended April 6, 2005;

“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Consideration” means US$6.00 in cash per Company Share, subject to adjustment in accordance with Section 2.6 of this Plan of Arrangement;

“Court” means the Court of Queen’s Bench of Alberta;

“Depository” means CIBC Mellon Trust Company;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” shall have the meaning ascribed thereto in Section 3.1(1);

“Dissenting Shareholder” means a registered holder of Company Shares who has properly and validly dissented in respect of the Arrangement Resolution in strict compliance with the Dissent Rights, who has not withdrawn or been deemed to have withdrawn such dissent and who is ultimately determined to be entitled to be paid the fair value of its Company Shares, but only in respect of the Company Shares in respect of which Dissent Rights are validly exercised by such registered holder;

“DSU Plans” means, collectively, (a) the Company Deferred Share Unit Plan for Key Employees, as amended on October 1, 2004; (b) the Company Deferred Share Unit Plan for Key U.S. Employees, as amended on October 1, 2004 and February 7, 2008; (c) the Company 2005 Deferred Share Unit Plan for U.S. Key Employees, dated January 1, 2005; (d) the Company Deferred Share Unit Plan for Non-Employee Directors, as amended on October 1, 2004; and (e) the Company 2005 Deferred Share Unit Plan for Non-Employee Directors, dated January 1, 2005;

“DSUs” means the deferred share units granted under the DSU Plans;

“EAU Plan” means the Company Equity Appreciation Plan dated February 16, 2000, and as amended on February 12, 2004;

“EAUs” means the equity appreciation units granted under the EAU Plan;

“Effective Date” means the date upon which the Arrangement becomes effective as established by the date of issue shown on the Certificate of Arrangement;

“Effective Time” means the first moment in time in Calgary on the Effective Date, or such other time as may be agreed to in writing by the Company and Purchaser prior to the Effective Date;

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse claim, option, right, privilege or other third party interest or encumbrance of any kind, whether contingent or absolute;

“Final Order” means the final order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Purchaser, each acting reasonably) on appeal;

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the TSX and the NYSE);

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Purchaser, each acting reasonably;

“JV Entities” means the joint ventures (whether in partnership, limited liability company or other organizational form) in which any of the Company or its subsidiaries have an equity or other ownership interest, including INEOS Joint Ventures, Accelerated Building Technologies, LLC, NOVIDESA, S.A. de C.V., LRM Industries, LLC, TPFTZ C.I.C. Industrial Co., Ltd. and POSM II Limited Partnership;

“Law” or “Laws” means all supranational, international, multinational, federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its assets;

“Letter of Transmittal” means a letter of transmittal to be forwarded or made available by the Company to Company Shareholders, in a form acceptable to Purchaser, acting reasonably, for use by such Company Shareholders in connection with the Arrangement as contemplated herein;

“Notice of Dissent” means a written notice provided by a registered holder of Company Shares to the Company setting forth such Company Shareholder’s objection to the Arrangement Resolution and exercise of Dissent Rights;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase Company Shares granted under the Stock Option Plan;

“Parties” means the Company and Purchaser, and “Party” means any of them;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, corporation, body corporate, unincorporated organization, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C of the Arrangement Agreement, and any amendments or variations thereto made in accordance with Section 9.8 of the

Arrangement Agreement or Section 5.2 of this Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably; and references to “Article” or “Section” mean the specified Article or Section of this Plan of Arrangement;

“Purchase Price” has the meaning ascribed thereto in Section 2.4;

“Purchaser” means International Petroleum Investment Company, a corporation existing under the laws of United Arab Emirates;

“RSU Plan” means the Company Restricted Stock Unit Plan dated September 9, 2003, as amended on September 7, 2007;

“RSUs” means the restricted stock units granted under the RSU Plan;

“SARs” means the tandem share appreciation rights under the Stock Option Plan;

“Stock Option Plan” means the Company Employee Incentive Stock Option Plan (1982), including the UK Sub-Plan thereof, as amended on April 12, 2007;

“subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct and, with respect to the Company does not include the JV Entities;

“Tax Act” means the Income Tax Act (Canada); and

“TSX” means the Toronto Stock Exchange.

1.2	Number and Gender

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular number include the plural and vice versa, and words importing any gender include all genders.

1.3	Interpretation Not Affected by Headings, etc.

The division of this Plan of Arrangement into Articles, Sections and other parts and the insertion of headings are for convenience only and shall not affect the construction or interpretation of this Plan of Arrangement.

1.4	Time

Time is of the essence in this Plan of Arrangement. All times expressed herein or in any Letter of Transmittal are local time (Calgary, Alberta) unless otherwise stipulated herein or therein.

1.5	Currency

Unless otherwise stated, all references in this Plan of Arrangement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6	Statutory References

Unless otherwise expressly provided herein, any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulations in force from time to time, and any statute or regulation that supplements or supersedes such statute or regulations.

ARTICLE 2

THE ARRANGEMENT

2.1	Effectiveness

This Plan of Arrangement is made pursuant to, and is subject to the provisions of and forms part of, the Arrangement Agreement. Subject to the terms of the Arrangement Agreement, this Plan of Arrangement will become effective at the Effective Time and will be binding from and after the Effective Time on: (i) the Company; (ii) Purchaser; (iii) all registered holders and all beneficial owners of Company Shares; (iv) all registered holders and all beneficial owners of Options/SARs, EAUs, RSUs and DSUs; (v) the registrar and transfer agent in respect of the Company Shares; (vi) the Rights Agent under the Company Rights Plan and (vii) the Depository.

2.2	The Arrangement

Commencing at the Effective Time, the following shall occur and be deemed to occur in the following order without further act or formality:

(1)	notwithstanding the terms of the Company Rights Plan, the Company Rights Plan shall be terminated and all rights issued pursuant to the Company Rights Plan shall be cancelled without any payment in respect thereof;

(2)	each Company Share in respect of which Dissent Rights have been validly exercised shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in consideration for a debt claim against Purchaser in an amount determined and payable in accordance with Article 3, and the name of such holder will be removed from the register of holders of Company Shares (in respect of the Company Shares for which Dissent Rights have been validly exercised), and Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner of such Company Shares free and clear of any Encumbrances;

(3)	all of the Options, SARs, EAUs, RSUs and DSUs granted and outstanding to acquire Company Shares immediately prior to the Effective Time, without any further action on behalf of the holder thereof and without any payment except as provided in this Plan of Arrangement and notwithstanding the terms of the applicable Stock Option Plan, EAU Plan, RSU Plan, or DSU Plans shall be disposed of and surrendered by the holders thereof to the Company without any act or formality on its or their part in exchange for a cash payment equal to:

(i)	with respect to all such outstanding Options/SARs and EAUs, the amount (if any) by which (A) the product of the number of Company Shares underlying such Options/SARs, or number of EAUs, as applicable, held by such holder and the Consideration exceeds (B) the aggregate exercise price payable under such Options/SARs, or redemption price for EAUs, by the holder to acquire the Company Shares underlying such Options/SARs or EAUs and, for greater certainty, such payment shall be net of applicable withholdings;

(ii)	with respect to each outstanding DSU or RSU, the amount of the Consideration per DSU or RSU, and, for greater certainty, such payment shall be net of applicable withholdings;

(4)	all Options, SARs, EAUs, RSUs and DSUs issued and outstanding immediately prior to the Effective Time shall thereafter immediately be cancelled; and

(5)

each Company Share outstanding immediately prior to the Effective Time (including any Company Share issued upon the effective exercise of Options prior to the Effective Date), other than Company Shares held by Purchaser or any of its affiliates (which shall not be exchanged under the Arrangement and shall remain outstanding as a Company Share held by Purchaser or its affiliate, as the case may be), shall be transferred and deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all Encumbrances, to Purchaser in exchange for a payment in cash equal to the Consideration, and the name of such holder will be removed from the register of holders of Company Shares and Purchaser shall be recorded as the registered holder of Company Shares so transferred and shall be deemed to be the legal and beneficial owner thereof, free and clear of any Encumbrances, and such payment shall be made upon the presentation and surrender by or on behalf of the holder to the Depository (acting on behalf of Purchaser) of the certificate formerly representing Company Shares and a Letter of Transmittal as more fully described in Section 2.3.

2.3	Letter of Transmittal

At the time of mailing the Company Circular or as soon as practicable thereafter, the Company shall forward to each Company Shareholder and each holder of Options/SARs, EAUs, RSUs or DSUs at the address of such holder as it appears on the register maintained by or on behalf of the Company in respect of such holders, the Letter of Transmittal in the case of holders of Company Shares and instructions for obtaining delivery of that portion of the Purchase Price or of the Company’s payment obligations to holders of Options, SARs, EAUs, RSUs and DSUs pursuant to Section 2.2(3), as the case may be, payable to such holder following the Effective Date pursuant to this Plan of Arrangement.

2.4	Delivery of Purchase Price and Other Payments

Prior to the Effective Date, (i) Purchaser shall deposit, or arrange to be deposited, the money required to be deposited with the Depository for the payment of the aggregate Consideration (the “Purchase Price”) for the Company Shares acquired pursuant to Section 2.2(5) (with the amount per Company Share in respect of which Dissent Rights have been exercised being deemed to be the Consideration per applicable Company Share for this purpose) for the benefit of and in trust for the holders of Company Shares entitled to receive the Consideration for each Company Share held by them in a special account with the Depository to be paid to or to the order of the respective former Company Shareholders without interest; and (ii) the Company shall deposit the money required for payment of the obligations to holders of Options/SARs, EAUs, RSUs and DSUs pursuant to Section 2.2(3) for the benefit of and in trust for such holders in a special account with the Depository to be paid to or to the order of the respective former holders without interest. All such money shall be cash, denominated in United States dollars in same day funds. Such money shall not be used for any purpose except as provided in this Plan of Arrangement. Such payment to or to the order of the aforesaid former holders shall be made on presentation and surrender to the Depository, in the case of Company Shares, the certificate(s) representing the Company Shares which were acquired by Purchaser pursuant to Section 2.2(5), and a duly completed Letter of Transmittal and such other documents and instruments, if any, as Purchaser and/or the Depository may reasonably require. Upon surrender to the Depository for transfer to Purchaser of, in the case of a Company Shareholder, a certificate which immediately prior to the Effective Time represented Company Shares in respect of which the holder is entitled to receive cash under the Arrangement, and a duly completed Letter of Transmittal, and such other documents and instruments as would have been required to effect the transfer of the Company Shares formerly represented by such certificate under the CBCA and the by-laws of the Company and such additional documents and instruments as Purchaser and the Depository may reasonably require, such former holder shall be entitled to receive in exchange therefor, and as soon as practicable after the Effective Time the Depository shall deliver to such holder, by cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement (together, if applicable, with any unpaid dividends or distributions declared on the Company Shares, if any, prior to the Effective Time). In the event of a transfer of ownership of Company Shares that was not registered in the securities register of the Company, the amount of cash payable for such Company Shares under the Arrangement may be delivered to the transferee if the certificate representing such Company Shares is presented to the Depository as provided above, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable Company Share transfer Taxes have been paid. As soon as practicable after the Effective Time, the Depository shall deliver on behalf of the Company to each holder of Options/SARs, EAUs, RSUs and DSUs, as reflected on the books and records of the Company, a cheque (or, if required by applicable laws, a wire transfer) for the amount of cash such holder is entitled to receive under the Arrangement in accordance with Section 2.2(3). Thereafter, Purchaser shall be fully and completely discharged from their obligation to pay the Purchase Price to the former Company Shareholders, and the Company shall be fully and completely discharged from its payment obligations to former holders of Options, SARs, EAUs, RSUs and DSUs referred to in Section 2.2(5) and 2.2(3), respectively, and the rights of such holders shall be limited to receiving, without interest, from the Depository their proportionate part of the money so deposited on, in case of Company Shareholders, presentation and surrender of the documentation specified above. Any interest on such deposit shall belong to Purchaser.

2.5	Expiration of Rights

Any amounts deposited with the Depository for the payment of the Purchase Price to holders of Company Shares pursuant to Section 2.2(5) or the monies payable to holders of Options/SARs, EAUs, RSUs or DSUs pursuant to Section 2.2(3) which remain unclaimed on the date which is six years from the Effective Date shall be forfeited to Purchaser and paid over to or as directed by Purchaser and the former holders of Company Shares, Options/SARs, EAUs, RSUs and/and DSUs shall thereafter have no right to receive their respective entitlement to the Purchase Price or the payments pursuant to Section 2.2(3), as applicable.

2.6	Dividends and Distributions

If the Company declares, sets aside or pays any dividend on, or makes any other actual, constructive or deemed distribution in respect of any of the Company Shares, or otherwise makes any payments to the holders of the Company Shares in their capacity as such, during the period commencing on the date of the Arrangement Agreement and ending on the Effective Date, Purchaser may reduce the amount of the Consideration by any amount it determines in its sole discretion, provided that such discount shall not exceed the amount of such dividend, distribution or payment received per Company Share. No dividend or other distribution declared or made after the Effective Time with respect to the Company Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate which, immediately prior to the Effective Time, represented outstanding Company Shares.

2.7	Transfers Free and Clear

Any transfer of securities pursuant to this Plan of Arrangement shall be free and clear of any Encumbrances.

ARTICLE 3

RIGHTS OF DISSENT

3.1	Dissent Rights

(1)	Each Company Shareholder may exercise rights of dissent with respect to its Company Shares pursuant to and in the manner set forth in section 190 of the CBCA as modified by the Interim Order and this Section 3.1 (the “Dissent Rights”); provided that notwithstanding (i) Section 190(5) of the CBCA, a Notice of Dissent is received by the Company by no later than 5:00 p.m. (Calgary time) on the business day that is two business days prior to the date of the Company Meeting, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the business day that is two business days preceding the date of such adjourned or postponed Company Meeting; and (ii) Section 190(3) of the CBCA, Purchaser and not the Company shall be required to offer and pay the fair value for the Company Share held by a holder who duly exercised Dissent Rights and to pay the amount to which such holder is entitled.

(2)

Company Shareholders who duly and validly exercise their Dissent Rights shall be deemed to have transferred their Company Shares, without any further act or formality on their part, free and clear of all Encumbrances, to Purchaser as provided in Section 2.2(2), and such Company Shareholders who: (i) are ultimately determined to be entitled to be paid fair value for their Company Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such

Company Shares had such Company Shareholders not exercised their Dissent Rights; or (ii) are ultimately determined not to be entitled, for any reason, to be paid fair value for their Company Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting holder of Company Shares in accordance with Section 2.2(5), and shall receive cash consideration in respect of their Company Shares equal to the aggregate Consideration a holder of Company Shares holding such number of Company Shares would be entitled to under Section 2.2(5).

(3)	In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights: (i) holders of Options/SARs, EAUs, RSUs and DSUs and (ii) Company Shareholders who vote in favour of the Arrangement Resolution.

(4)	In no case shall the Company, Purchaser, the Depository, the registrar and transfer agent in respect of the Company Shares or any other person be required to recognize a Dissenting Shareholder as a holder of Company Shares after the Effective Time and the name of each Dissenting Shareholder shall be deleted from the registers of Company Shareholders as at the Effective Time as provided in Article 2.

ARTICLE 4

CERTIFICATES

4.1	Certificates

From and after the Effective Time, until surrendered as contemplated by Section 2.4, each certificate formerly representing Company Shares that, under the Arrangement, were transferred or deemed to be transferred to Purchaser in return for cash pursuant to Section 2.2, shall represent and be deemed, at all times after the Effective Time, to represent only the right to receive upon such surrender the applicable amount per Company Share specified in Section 2.2(2) or Section 2.2(5) of this Plan of Arrangement. From and after the Effective Time, each Option/SAR, EAU, RSU or DSU referred to in Section 2.2(3) and any evidence thereof shall be deemed, at all times after the Effective Time, to represent only the right to receive the applicable consideration specified in Section 2.2(3) of this Plan of Arrangement.

4.2	Lost Certificates

In the event that any certificate which immediately prior to the Effective Time represented one or more outstanding Company Shares that was sold and transferred to Purchaser pursuant to Section 2.2 shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the person claiming such certificate to be lost, stolen or destroyed, the Depository will pay such person the cash that such person would have been entitled to had such share certificate not been lost, stolen or destroyed. When authorizing such payment in exchange for any lost, stolen or destroyed certificate, the person to whom cash is to be paid shall, at the sole discretion of Purchaser, give a bond satisfactory to Purchaser in such sum as Purchaser may direct or otherwise indemnify the Depository and Purchaser in a manner satisfactory to each of them against any claim that may be made against the Depository or Purchaser with respect to the certificate alleged to have been lost, stolen or destroyed.

ARTICLE 5

GENERAL

5.1	Paramountcy

From and after the Effective Time (i) this Plan of Arrangement shall take precedence and priority over any and all Company Shares, Options/SARs, EAUs, RSUs and DSUs issued prior to the Effective Time, (ii) the rights and obligations of the registered holders of Company Shares, Options/SARs, EAUs, RSUs and DSUs and the Company, Purchaser, the Depository and any trustee or transfer agent therefor in relation thereto, shall be solely as provided for in this Plan of Arrangement, and (iii) all actions, causes of action, claims or proceedings

(actual or contingent and whether or not previously asserted) based on or in any way relating to any Company Shares, Options/ SARs, EAUs, RSUs or DSUs shall be deemed to have been settled, compromised, released and determined without liability except as set forth herein.

5.2	Amendment

(1)	Subject to the Sections 5.2(2), (4) and (5), the Company and Purchaser reserve the right to amend, modify and/or supplement this Plan of Arrangement at any time and from time to time prior to the Effective Date, provided that any such amendment, modification and/or supplement must be contained in a written document which is (i) agreed to in writing by the Company and Purchaser, (ii) filed with the Court and, if made following the Company Meeting, approved by the Court subject to such conditions as the Court may impose, and (iii) if so required by the Court, communicated to Company Shareholders and/or holders of EAUs, RSUs or DSUs if and in the manner as required by the Court.

(2)	Any amendment, modification or supplement to this Plan of Arrangement may be proposed by the Company at any time prior to or at the Company Meeting (provided that Purchaser shall have consented thereto in writing), with or without any prior notice or communication, and if so proposed and accepted by the persons voting at the Company Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(3)	Any amendment, modification and/or supplement to this Plan of Arrangement that is approved by the Court following the Company Meeting shall be effective only if: (i) it is agreed to by each of the Company and Purchaser (in each case acting reasonably); (ii) it is filed with the Court (other than amendments contemplated in Section 5.2(2) or (5), which shall not require such filing), and (iii) if required by the Court, it is consented to by holders of the Company Shares voting in the manner directed by the Court.

(4)	Any amendment, modification and/or supplement to this Plan of Arrangement may be made by Purchaser unilaterally after the Effective Date without the approval of the Company Shareholders or the Company provided that it concerns a matter which, in the reasonable opinion of Purchaser, is of an administrative or ministerial nature required to better give effect to the implementation of this Plan of Arrangement and is not adverse to the financial or economic interests of the former Company Shareholders and former holders of Options, SARs, EAUs, RSUs and DSUs.

(5)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, Purchaser shall be entitled, at any time prior to or following the Company Meeting, to modify this Plan of Arrangement to increase the consideration Purchaser is prepared to make available to Company Shareholders or holders of Options, SARs, EAUs, RSUs or DSUs pursuant to the Arrangement, whether or not the board of directors of the Company has changed its recommendation, provided that Purchaser shall use all of its commercially reasonable efforts to provide not less than one business day’s prior written notice of such proposal to the Company.

(6)	Notwithstanding anything in this Plan of Arrangement or the Arrangement Agreement, no amendment, revision, update or supplement shall be made to the Plan of Arrangement that (i) would require the Company to obtain any Regulatory Approval or the approval of Company Shareholders in respect of such amendment, revision, update or supplement other than at the Company Meeting, (ii) would prejudice the Company’s securityholders or would result in the withdrawal or material modification of the Fairness Opinions, (iii) would impede or materially delay the consummation of the transactions contemplated by the Plan of Arrangement, or (iv) would require the Company to take any action in contravention of applicable Law, the Charter Documents or any material provision of any material agreement to which it is a party.

(7)

Notwithstanding anything in this Plan of Arrangement or Arrangement Agreement, Purchaser shall be entitled, at any time prior to or following the Company Meeting to modify this Plan of Arrangement to (a) assign any or all of its rights, interests and/or obligations under this Plan of Arrangement to any direct or indirect subsidiary or any affiliate and/or designate one or more of its direct or indirect subsidiaries or affiliates as Purchaser for any or all purposes hereunder, provided that any such assignment shall not relieve Purchaser of any of its obligations hereunder and Purchaser shall guarantee the performance of the Arrangement Agreement by any such assignee.

5.3	Further Assurances

Notwithstanding that the transactions and events set out in this Plan of Arrangement shall occur and be deemed to have occurred in the order set out herein, without any further act or formality, each of the parties to the Arrangement Agreement shall make, do and execute, or cause to be made, done and executed, all such further acts, deeds, agreements, transfers, assurances, instruments or documents as may reasonably be required by any of them in order to implement this Plan of Arrangement and to further document or evidence any of the transactions or events set out herein.

5.4	Withholding Rights

Notwithstanding anything in the Arrangement Agreement or this Plan of Arrangement to the contrary (but subject to the last sentence of this Section 5.4), the Company, the Depository, Purchaser or one or more affiliates or subsidiaries of Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to the Arrangement Agreement or this Plan of Arrangement to any Company Shareholder or holder of Options, SARs, EAUs, RSUs or DSUs, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, Taxes Act (United Kingdom), the Code, or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of the Arrangement Agreement and this Plan of Arrangement as having been paid to the former holder of the Company Shares or Options, SARs, EAUs, RSUs or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws. Notwithstanding the above, in the event that any such deduction or withholding is required under the laws of the United Arab Emirates (other than any such deduction or withholding required as of the date hereof), Purchaser shall increase or shall cause to be increased the sum payable as necessary so that after all such United Arab Emirates deductions or withholdings each recipient of a payment receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

APPENDIX “C”

ARRANGEMENT AGREEMENT

ARRANGEMENT AGREEMENT

BETWEEN

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

-AND-

NOVA CHEMICALS CORPORATION

FEBRUARY 23, 2009

C-i

ARTICLE I INTERPRETATION		C-1
1.1	Definitions	C-1
1.2	Interpretation Not Affected by Headings	C-12
1.3	Number and Gender	C-13
1.4	Date for Any Action	C-13
1.5	Currency	C-13
1.6	Accounting Matters	C-13
1.7	Knowledge	C-13
1.8	Schedules	C-13
1.9	Other Definitional and Interpretive Provisions	C-13

ARTICLE II THE ARRANGEMENT		C-14
2.1	Arrangement	C-14
2.2	Interim Order	C-14
2.3	The Company Meeting	C-15
2.4	The Company Circular	C-15
2.5	Options, EAUs, RSUs, and DSUs	C-16
2.6	Final Order	C-17
2.7	Court Proceedings	C-17
2.8	Articles of Arrangement and Effective Date	C-17
2.9	Payment of Consideration	C-18
2.10	Public Communications	C-18

ARTICLE III REPRESENTATIONS AND WARRANTIES OF THE COMPANY		C-19
3.1	Representations and Warranties	C-19
3.2	Disclaimer of Additional Representations and Warranties	C-19
3.3	Survival of Representations and Warranties	C-19

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF PURCHASER		C-19
4.1	Representations and Warranties	C-19
4.2	Disclaimer of Additional Representations and Warranties	C-19
4.3	Survival of Representations and Warranties	C-19

ARTICLE V COVENANTS OF COMPANY AND PURCHASER		C-20
5.1	Covenants of the Company Regarding the Conduct of Business	C-20
5.2	Covenants of the Company Regarding the Arrangement	C-23
5.3	Covenants of Purchaser Regarding the Performance of Obligations	C-24
5.4	Mutual Covenants	C-26

ARTICLE VI CONDITIONS		C-27
6.1	Mutual Conditions Precedent	C-27
6.2	Additional Conditions Precedent to the Obligations of Purchaser	C-27
6.3	Additional Conditions Precedent to the Obligations of the Company	C-28
6.4	Satisfaction of Conditions	C-28

C-ii

ARTICLE VII ADDITIONAL AGREEMENTS		C-29
7.1	Notice and Cure Provisions	C-29
7.2	Non-Solicitation	C-29
7.3	Right to Match	C-30
7.4	Agreement as to Damages	C-31
7.5	Fees and Expenses; Other Payments	C-32
7.6	Injunctive Relief and Specific Performance	C-32
7.7	Access to Information; Confidentiality Agreement	C-33
7.8	Insurance and Indemnification	C-33
7.9	Restructuring	C-35
7.10	$250 Million Backstop Credit Facility and EDC Facility	C-36
7.11	Withholding Rights	C-36
7.12	JV Entities	C-36

ARTICLE VIII TERM, TERMINATION, AMENDMENT AND WAIVER		C-36
8.1	Term	C-36
8.2	Termination	C-37
8.3	Waiver	C-38

ARTICLE IX GENERAL PROVISIONS		C-38
9.1	Notices	C-38
9.2	Governing Law	C-39
9.3	Third Parties	C-39
9.4	Time of Essence	C-40
9.5	Entire Agreement, Binding Effect and Assignment	C-40
9.6	Severability	C-40
9.7	Counterparts, Execution	C-40
9.8	Amendments	C-40
Schedule A — Regulatory Approvals		C-43
Schedule B — Arrangement Resolution		C-44
Schedule C — Plan of Arrangement		C-45
Schedule D — $250 Million Backstop Credit Facility		C-46
Schedule E — Representations and Warranties of the Company		C-106
Schedule F — Representations and Warranties of Purchaser		C-123

C-iii

ARRANGEMENT AGREEMENT

THIS ARRANGEMENT AGREEMENT dated February 23, 2009,

B E T W E E N:

International Petroleum Investment Company, a corporation existing under the laws of United Arab Emirates (“Purchaser”)

- and -

NOVA Chemicals Corporation, a corporation existing under the laws of Canada (the “Company”)

WHEREAS, Purchaser desires to acquire all of the Company Shares (as hereinafter defined);

AND WHEREAS the board of directors of the Company (the “Board of Directors”) has unanimously determined, after consultation with its Financial Advisors, that the consideration per Company Share to be received by the Company Shareholders (as hereinafter defined) pursuant to the Arrangement (as hereinafter defined) is fair and that the transactions contemplated in the Arrangement are in the best interests of the Company; and the Board of Directors unanimously has resolved to support the Arrangement and to unanimously recommend acceptance of the Arrangement to the Company Shareholders, all on the terms and subject to the conditions contained herein;

AND WHEREAS concurrently with the execution and delivery of this Agreement, Purchaser and the Company have entered into a term loan credit agreement providing the Company with up to US$250 million of borrowing availability (the “$250 Million Backstop Credit Facility”), and the Company and EDC have entered into a revolving credit agreement providing the Company with up to US$150 million of borrowing availability (the “EDC Facility”);

AND WHEREAS all of the members of the Board of Directors and the Senior Officers have concurrently with the execution and delivery of this Agreement entered into the Lock-Up Agreements;

THIS AGREEMENT WITNESSES THAT in consideration of the covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto covenant and agree as follows:

ARTICLE I

INTERPRETATION

1.1	Definitions

In this Agreement, unless the context otherwise requires:

“2009 Notes” means the Company’s US$250,000,000 7.4% notes due 2009 issued pursuant to the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee;

“$250 Million Backstop Credit Facility” has the meaning ascribed thereto in the recitals;

“Acquisition Proposal” means (a) any offer, proposal or inquiry relating to any (i) merger, amalgamation, business combination, take-over bid, tender offer, arrangement, consolidation, recapitalization, reorganization, liquidation, dissolution, winding up, distribution or share exchange involving the Company and/or one or more of its subsidiaries or the JV Entities the assets or revenues (or in the case of a JV Entity, the Company’s proportionate share of assets or revenues) of which, individually or in the aggregate, constitute 20% or more of the consolidated assets or consolidated revenue, as applicable of the Company and its subsidiaries, (ii) sale of assets (including shares of subsidiaries or the JV Entities or rights or interests therein or thereto) of the Company and/or one or more of its subsidiaries representing 20% or more of the consolidated assets or contributing 20% or more of the consolidated revenue of the Company and its subsidiaries (or any lease, long-term supply agreement or other arrangement having the same economic effect), (iii) sale or acquisition of more than 20% of the voting or equity securities of the Company (or rights or interests therein or thereto), or similar transactions involving the Company and/or one or more of its subsidiaries or the JV Entities or (b) a proposal or offer or public announcement or other public disclosure of an intention to do any of the foregoing, directly or indirectly, excluding, in each case the Arrangement or any transaction to which Purchaser or its affiliate is a party, any transaction involving only the Company and/or one or more of its subsidiaries and/or the JV Entities and any exercise by INEOS Group Limited of the put/call option held by INEOS Group Limited in respect of the Company’s ownership interest in the INEOS Joint Ventures, but including for greater certainty any modification or proposed modification to an Acquisition Proposal;

“affiliate” has the meaning ascribed thereto in National Instrument 45-106 of the Canadian Securities Administrators;

“Agreement” means this Agreement, including all schedules, and all amendments or restatements hereof (if any);

“Arrangement” means the proposed arrangement under Section 192 of the CBCA on the terms and subject to the conditions set out in the Plan of Arrangement, subject to any amendments or variations thereto made in accordance with this Agreement or the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Arrangement Resolution” means the special resolution approving the Plan of Arrangement to be considered at the Company Meeting, substantially in the form and content of Schedule B hereto;

“Articles of Arrangement” means the articles of arrangement of the Company in respect of the Arrangement, to be sent to the Director pursuant to the CBCA after the Final Order is made;

“associate” has the meaning ascribed thereto in the Securities Act;

“Board of Directors” has the meaning ascribed thereto in the recitals;

“business day” means any day, other than a Saturday, a Sunday or a day on which commercial banks are closed in Calgary or Toronto, Canada; New York City, USA; or Abu Dhabi, United Arab Emirates;

“Business Intellectual Property” means the Licensed Intellectual Property and the Owned Intellectual Property;

“CBCA” means the Canada Business Corporations Act;

“Certificate of Arrangement” means the certificate or other confirmation of filing giving effect to the Arrangement to be issued by the Director pursuant to section 192(7) of the CBCA after the Articles of Arrangement have been filed;

“CFIUS” has the meaning ascribed thereto in Section 5.3(d);

“China Clearance” has the meaning ascribed thereto in Part D of Schedule A;

“Code” means the United States Internal Revenue Code of 1986;

“Collective Agreements” means collective bargaining agreements and letters of understanding with bargaining agents, trade unions, councils of trade unions, employee bargaining agencies, affiliated bargaining agents or employee associations by which the Company or any of its subsidiaries is bound;

“Company Circular” means the notice of the Company Meeting and accompanying management proxy circular, including all schedules, appendices and exhibits thereto, to be sent to, among others, the Company Shareholders in connection with the Company Meeting, as amended, supplemented or otherwise modified from time to time;

“Company Financial Statements” has the meaning ascribed thereto in Section (j) of Schedule E hereto;

“Company Meeting” means the special meeting of Company Shareholders, including any adjournment or postponement thereof, to be called and held in accordance with the Interim Order to consider the Arrangement Resolution;

“Company Plans” means all plans, arrangements, agreements, programs, policies, practices or undertakings, whether oral or written, formal or informal, funded or unfunded, insured or uninsured, registered or unregistered which the Company or any of its subsidiaries is a party to or bound by or which the Employees or their dependents participate in or which the Company or any of its subsidiaries has, or will have, any liability or contingent liability under or, pursuant to which payments are made, or benefits are provided or an entitlement to payments or benefits may arise with respect to any Employees or former employees, directors or officers of the Company or any of its subsidiaries or Consultants (or any spouses, dependants, survivors or beneficiaries of any such persons), relating to retirement savings, pensions, bonuses, profit sharing, retention, severance, deferred compensation, incentive compensation, life or accident insurance, hospitalization, health, medical or dental treatment or expenses, disability, employee loans, vacation pay, severance or termination pay or other employee benefits, but excluding Statutory Plans;

“Company Rights Plan” means the Shareholder Rights Plan Agreement dated March 24, 1999 between the Company and CIBC Mellon Trust Company, as amended April 6, 2005;

“Company Shareholders” means the registered or beneficial holders of Company Shares, as the context requires;

“Company Shares” means the common shares in the capital of the Company;

“Company’s Public Disclosure Record” means all reports, schedules, forms, statements and other documents (including exhibits and other information incorporated therein) filed by the Company with the SEC or the OSC since January 1, 2007 and on or before February 22, 2009, together with any documents filed or furnished during such period by the Company to the SEC on Current Reports on Form 6-K, in each case that are available to the public on EDGAR or SEDAR;

“Competition Act” means the Competition Act (Canada);

“Competition Act Clearance” has the meaning ascribed thereto in Part A of Schedule A;

“Confidentiality Agreement” means the letter agreement dated February 7, 2009 between Purchaser and the Company;

“Consideration” means US$6.00 in cash per Company Share, subject to adjustment in accordance with Section 2.6 of the Plan of Arrangement;

“Consultant” means any individual whose relationship to the Company or any of its subsidiaries is that of independent contractor;

“Contract” means any contract, license, lease, franchise, agreement, commitment, understanding or other legally binding right or obligation to which the Company or any of its subsidiaries is a party or by which any of them, or any of their respective properties or assets, may be bound or by which the Company or any of its subsidiaries has any liability and, for greater certainty, shall include a Government Contract but shall exclude Company Plans;

“Court” means the Court of Queen’s Bench of Alberta;

“Credit Agreements” means, collectively, (a) the Credit Agreement dated as of August 14, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; (b) the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009; (c) the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, Royal Bank of Canada, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (d) the Credit Agreement dated as of March 2, 2007 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (e) the Credit Agreement dated as of January 20, 2006 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (f) the proposed C$10 million unsecured loan facility from the Province of Ontario under the Advanced Manufacturing Investment Strategy Program; and (g) the EDC Facility;

“D&O Insurance” has the meaning ascribed thereto in Section 7.8(2);

“Data Room” means the virtual data room established by the Company as at 11:59 p.m. on the date hereof, the index of documents of which is located in folder 20 of the Data Room;

“Depository” means CIBC Mellon Trust Company;

“Director” means the Director appointed pursuant to Section 260 of the CBCA;

“Dissent Rights” means the rights of dissent in respect of the Arrangement described in the Plan of Arrangement;

“DSU Plans” means, collectively, (a) the Company Deferred Share Unit Plan for Key Employees, as amended on October 1, 2004; (b) the Company Deferred Share Unit Plan for Key U.S. Employees, as amended on October 1, 2004 and February 7, 2008; (c) the Company 2005 Deferred Share Unit Plan for U.S. Key Employees, dated January 1, 2005; (d) the Company Deferred Share Unit Plan for Non-Employee Directors, as amended on October 1, 2004; and (e) the Company 2005 Deferred Share Unit Plan for Non-Employee Directors, dated January 1, 2005;

“DSUs” means the deferred share units granted under the DSU Plans;

“EAU Plan” means the Company Equity Appreciation Plan dated February 16, 2000, as amended on February 12, 2004;

“EAUs” means the equity appreciation units granted under the EAU Plan;

“ECMR Clearance” has the meaning ascribed thereto in Part C of Schedule A;

“EDC” means Export Development Canada;

“EDC Facility” has the meaning ascribed thereto in the recitals;

“Effective Date” means the date shown on the Certificate of Arrangement giving effect to the Arrangement;

“Effective Time” has the meaning ascribed thereto in the Plan of Arrangement;

“Employees” means those individuals employed by the Company or any of its subsidiaries on a full-time, part-time or temporary basis, including those employees on disability leave, parental leave or other absence;

“Employment Contracts” means all written Contracts, other than Company Plans, relating to the employment of an Employee or Consultant, or providing for retention, termination, severance or change of control benefits;

“Encumbrance” (and any grammatical variation thereof) includes any mortgage, pledge, assignment, charge, lien, claim, hypothec, security interest, adverse claim, option, right, privilege or other third party interest or encumbrance of any kind, whether contingent or absolute;

“Environment” means the ambient air, all layers of the atmosphere, surface water, ground water, all land, all living organisms and the interacting natural systems that include components of air, land, water, organic and inorganic matter (including natural resources) and living organisms;

“Environmental Laws” means all applicable Laws relating to the Environment, the protection of the Environment (including the reduction of greenhouse gas emissions), the regulation of Hazardous Materials (including the transportation of dangerous goods), or occupational, employee and public health and safety;

“ERISA” means the Employee Retirement Income Security Act of 1974;

“Exchange Act” means the United States Securities Exchange Act of 1934;

“Exon-Florio” has the meaning ascribed thereto in Section 5.3(d);

“Fairness Opinions” means the separate opinions of (a) RBC Dominion Securities Inc., a member company of RBC Capital Markets, and (b) UBS Investment Bank, financial advisors to the Company, to the effect that, as of the date of such opinion, the Consideration under the Arrangement is fair, from a financial point of view, to Company Shareholders;

“Final Order” means the final order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, approving the Arrangement as such order may be amended by the Court (with the consent of both the Company and Purchaser, each acting reasonably) at any time prior to the Effective Time or, if appealed, then, unless such appeal is withdrawn or denied, as affirmed or as amended (provided that any such amendment is acceptable to both the Company and Purchaser, each acting reasonably) on appeal;

“Financial Advisors” means, collectively, UBS Investment Bank and RBC Capital Markets;

“Financial Indebtedness” means in relation to a person (the “debtor”), an obligation or liability (contingent or otherwise) of the debtor (a) for borrowed money (including overdrafts and including amounts in respect of principal, premium, interest or any other sum payable in respect of borrowed money) or for the deferred purchase price of property or services, (b) under any loan, stock, bond, note, debenture or other similar instrument or debt security, (c) under any acceptance credit, bankers’ acceptance, Guarantee, letter of credit or other similar facilities, (d) under any conditional sale, hire purchase or title retention agreement with respect to property, under any capitalized lease arrangement, under any sale and lease back arrangement or under any lease or any other agreement having the commercial effect of a borrowing of money or treated as a finance lease or capital lease in accordance with applicable accounting principles, (e) under any foreign exchange transaction, any interest or currency swap transaction, any fuel or commodity hedging transaction or any other kind of derivative transaction, (f) in respect of any counter-indemnity obligation in respect of a Guarantee, indemnity, bond, standby or documentary letter of credit or any other instrument issued by a bank or financial institution, (g) in respect of preferred stock (namely capital stock of any class or series that is preferred as to the payment of dividends or distributions, or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution, over the capital stock of any other class or series) or redeemable capital stock (namely any class or series of capital stock that, either by its terms, by the terms of any security into which it is convertible or exchangeable or by contract or otherwise, is, or upon the happening of an event or passage of time would be, required to be redeemed on a specified date or is redeemable at the option of the holder thereof at any time, or is convertible into or exchangeable for debt securities at any time), (h) for any amount raised under any transaction similar in nature to those described in paragraphs (a) to (g) of this definition, or otherwise having the commercial effect of borrowing money and classified as indebtedness under GAAP, (i) under a Guarantee, indemnity or similar obligation entered into by the debtor in respect of an obligation or liability of another person which would fall within clauses (a) to (h) of this definition if the references to the debtor referred to the other person; for greater certainty, Financial Indebtedness includes obligations and liabilities of another person which would fall within clauses (a) to (h) of this definition where such obligations or liabilities are secured by (or where such other person has a right to require that such obligations or liabilities be secured by) a security interest over any property of the debtor even though the debtor has not assumed or become liable for the payment of such obligations or liabilities or receivables sold, assigned, or discounted, but excludes (i) in respect of the Company or a subsidiary obligations and liabilities owing to the Company or a subsidiary, (ii) trade payables and accrued expenses arising in the ordinary course of business, (iii) prepaid or deferred revenue arising in the ordinary course of business, (iv) purchase price holdbacks arising in the ordinary course of business in respect of a portion of the purchase prices of an asset to satisfy unperformed obligations of the seller of such asset and (v) earn-out obligations until such obligations become a liability on the balance sheet of such person in accordance with GAAP;

“GAAP” means Canadian generally accepted accounting principles, as in effect at the relevant time;

“Government Contract” means all Contracts between or among the Company or any of its subsidiaries and any Governmental Entity;

“Governmental Entity” means (a) any supranational, international, multinational, national, federal, provincial, state, regional, municipal, local or other government, governmental or public department, ministry, central bank, court, tribunal, arbitral body, office, Crown corporation, commission, commissioner, board, bureau or agency, whether domestic or foreign, (b) any subdivision, agent or authority of any of the foregoing, or (c) any quasi-governmental or private body, including any tribunal, commission, stock exchange, regulatory agency or self-regulatory organization, exercising any regulatory, expropriation or taxing authority (including the TSX and the NYSE);

“Guarantee” of or by any person means any obligation, contingent or otherwise, of such person guaranteeing any Financial Indebtedness of any other person (the “primary obligor”) in any manner, whether directly or indirectly, and including any obligation of such person, direct or indirect, (a) to purchase or pay (or advance or supply funds for the purchase or payment of) such Financial Indebtedness or to purchase (or to advance or supply funds for the purchase of) any security for the payment of such Financial Indebtedness, (b) to purchase property, securities or services for the purpose of assuring the owner of such Financial Indebtedness of the payment of such Financial Indebtedness or (c) to maintain working capital, equity capital or other financial statement condition or liquidity of the primary obligor so as to enable the primary obligor to pay such Financial Indebtedness; provided, however, that the term Guarantee shall not include endorsements for collection or deposit, in each case in the ordinary course of business;

“Hazardous Materials” means any chemical or other material or substance, form of energy or other contaminant (as such term is defined in the Environmental Protection Act (Ontario));

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976;

“HSR Act Clearance” has the meaning ascribed thereto in Part B of Schedule A.

“Indemnified Person” has the meaning ascribed thereto in Section 7.8;

“Indentures” means, collectively, (a) the Indenture dated as of September 21, 1995 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$100,000,000 7.875% debentures due 2025 were issued; (b) the Indenture dated as of January 14, 1999 between the Company and The First National Bank of Chicago, as Trustee, pursuant to which the Company’s US$250,000,000 7.4% notes due 2009 were issued; (c) the Trust Indenture dated as of August 28, 2000 between the Company and CIBC Mellon Trust Company, as Trustee, pursuant to which the Company’s C$250,000,000 7.85% notes due 2010 were issued; (d) the Indenture dated as of January 13, 2004 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 6.5% notes due 2012 were issued; and (e) the Indenture dated as of October 31, 2005 between the Company and U.S. Bank National Association, as Trustee, pursuant to which the Company’s US$400,000,000 floating notes due 2013 were issued;

“INEOS Joint Ventures” means INEOS NOVA LLC, INEOS NOVA Ltd., INEOS NOVA European Holding B.V and INEOS NOVA International SA.

“Intellectual Property Rights” means (a) any and all proprietary rights provided under: (i) patent law; (ii) copyright law (including moral rights); (iii) trade-mark law; (iv) design patent or industrial design law; (v) semi-conductor chip law; or (vi) any other statutory provision or common law principle, including trade secret law, which may provide a right in either hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how generally, or the expression or use of such hardware, software, documentation, ideas, formulae, algorithms, concepts, inventions, processes or know-how; (b) any and all applications, registrations, licenses, sub-licenses, franchises, agreements or any other evidence of a right in any of the foregoing; and (c) all licenses and waivers and benefits of waivers of the rights set out above and all rights to damages and profits by reason of the infringement of any of the rights set out above;

“Interim Order” means the interim order of the Court in a form acceptable to the Company and Purchaser, acting reasonably, providing for, among other things, the calling and holding of the Company Meeting, as the same may be amended by the Court with the consent of the Company and Purchaser, each acting reasonably;

“IP Agreements” means Contracts under which the Company or any of its subsidiaries has received or granted a license to Business Intellectual Property which is material to the business of the Company or any of its subsidiaries as currently conducted;

“Investment Canada Act” means the Investment Canada Act (Canada), as amended;

“Investment Canada Approval” has the meaning ascribed thereto in Part A of Schedule A;

“JV Entities” means the joint ventures (whether in partnership, limited liability company or other organizational form) in which any of the Company or its subsidiaries has an equity or other ownership interest, including INEOS Joint Ventures, Accelerated Building Technologies, LLC, NOVIDESA, S.A. de C.V., LRM Industries, LLC, TPFTZ C.I.C. Industrial Co., Ltd. and POSM II Limited Partnership;

“Law” or “Laws” means all supranational, international, multinational, federal, provincial, state, municipal, regional and local laws (including common law), by-laws, statutes, rules, regulations, principles of law and equity, orders, rulings, certificates, ordinances, judgments, injunctions, determinations, awards, decrees, codes, policies or other requirements, whether domestic or foreign, and the terms and conditions of any grant of approval, permission, authority or license of any Governmental Entity, and the term “applicable” with respect to such Laws and in a context that refers to one or more Parties, means such Laws as are binding upon or applicable to such Party or its assets;

“Licensed Intellectual Property” means all Intellectual Property Rights used by the Company or its subsidiaries except for the Owned Intellectual Property;

“Lock-Up Agreements” means the lock-up agreements dated the date hereof between Purchaser, on the one hand, and each of the directors of the Company and the Senior Officers, on the other hand, pursuant to which such directors and the Senior Officers have agreed, among other things, to support the Arrangement and to vote the Company Shares beneficially owned by them in favour of the Arrangement Resolution;

“Material Adverse Effect” means any fact, change, effect, circumstance, event, occurrence, action, omission or development that, individually or in the aggregate, (a) is or would reasonably be expected to be material and adverse to the financial condition, business or annual results of operations of the Company, its subsidiaries and the JV Entities, on a consolidated basis, or (b) prevents or could reasonably be expected to prevent the ability of the Company to consummate the transactions contemplated by this Agreement; provided any fact, change, effect, circumstance, event, occurrence, action, omission or development resulting from or arising in connection with any of the following shall not constitute a Material Adverse Effect:

(i)	any change generally affecting the plastics or chemical business in the countries or markets where the Company and its subsidiaries operate or conduct business (including, without limitation, changes related to prices of commodities or products used or sold in the Company’s and its subsidiaries’ business);

(ii)	any change in global, North American, national or regional political conditions (including acts of terrorism);

(iii)	any adoption, proposal, implementation or change in applicable Law or interpretations thereof by any Governmental Entity or any changes in Canadian GAAP;

(iv)	any natural disaster;

(v)	any change in general economic, business, regulatory, national or global financial, currency exchange, securities or commodity market conditions;

(vi)	the announcement of the execution of this Agreement or the transactions contemplated hereby or the performance of any obligation hereunder;

(vii)	the failure, in and of itself, of the Company to meet any internal or public projections, forecasts or estimates of revenues or earnings (it being understood that the causes underlying such failure may be taken in account in determining whether a Material Adverse Effect has occurred);

(viii)	any action required by the terms of this Agreement or undertaken by the Company at the request of or with the consent of Purchaser; or

(ix)	any change in the trading price or volume of the Company Shares or Notes (it being understood that the causes underlying such change in market price or trading volume may be taken in account in determining whether a Material Adverse Effect has occurred), or any suspension of trading in securities generally or on any securities exchange on which any securities of the Company trade;

provided, however, that with respect to the immediately preceding clauses (i) through (v) such matters do not have a disproportionate effect on the Company, its subsidiaries and the JV Entities taken as a whole, relative to other companies and entities operating in the plastics or chemical industries;

“Material Contract” means any Contract that: (a) if terminated would or would reasonably be expected to have a Material Adverse Effect; (b) provides for obligations or entitlements of the Company and/or its subsidiaries exceeding US$2.0 million per annum; (c) has a term in excess of 24 months and which is not terminable by the Company or its subsidiaries upon notice of 3 months or less; (d) is a joint venture or similar agreement in respect of any plastics or chemicals production, development or marketing activity, (e) is a contract with a third party that contains a material most favoured nations or similar clause in favour of the third party; (f) is a contract that contains any non-competition or similar obligations or that restricts in any material way the business of the Company or any subsidiary as currently conducted; (g) relates to any

Material Financial Indebtedness of the Company and/or its subsidiaries; (h) relates to the disposition or acquisition by the Company or any of its subsidiaries after the date of this Agreement of material assets or an ownership interest in a material business or pursuant to which the Company or any of its subsidiaries has any material ownership or participation interest in any other person or other business enterprise other than the Company’s subsidiaries; (i) relates to the acquisition or sale by the Company of any operating business or the capital stock or other ownership or participation interest of any other person and under which the Company has any material continuing liability or obligation; or (j) is a contract under which the Company or any of its subsidiaries has received a licence to use any third party Intellectual Property Rights that are material to the business of the Company or its subsidiaries;

“material fact” has the meaning ascribed thereto in the Securities Act;

“Material Financial Indebtedness” means any Financial Indebtedness with a principal amount (or a payment obligation on a marked-to-market basis) in excess of US$25,000,000;

“MD&A” has the meaning ascribed thereto in Section (j) of Schedule E hereto;

“MI 61-101” has the meaning ascribed thereto in Section (ee) of Schedule E hereto;

“Notes” means, collectively, the debentures and notes issued by the Company pursuant to the Indentures;

“NYSE” means the New York Stock Exchange;

“Option” means an option to purchase a Company Share granted under the Stock Option Plan;

“Out-of-Money Option” means each Option/SAR or EAU the exercise price or redemption price of which is greater than or equal to the Consideration;

“Outside Date” means July 15, 2009, subject to the right of the Company or Purchaser to postpone the Outside Date for up to an additional 60 days (in 30 day increments) if one or more of the Regulatory Approvals have not been obtained and none of such remaining Regulatory Approvals have been denied by a non-appealable decision of a Governmental Entity, by giving written notice to the other Parties to such effect no later than 5:00 p.m. (Calgary time) on the date that is not less than 15 days (or such earlier date as is practicable in the circumstances) prior to the original Outside Date (and any subsequent Outside Date), or such later date as may be agreed to in writing by the Parties;

“Owned Intellectual Property” means all Intellectual Property Rights created, owned or developed in whole or in part by or on behalf of the Company or its subsidiaries;

“Owned Real Property” means the real property owned by the Company or its subsidiaries;

“Parties” means the Company and Purchaser, and “Party” means any of them;

“Pension Plan” means all registered Company Plans relating to retirement or retirement savings including registered retirement savings plans or registered pension plans (whether defined contribution plans or defined benefit plans);

“Permit” means any license, permit, certificate, consent, order, grant, approval, classification, registration, flagging or other authorization of and from any Governmental Entity;

“Permitted Encumbrances” means, with respect to the Company and its subsidiaries:

(a)	statutory liens for Taxes not yet due or payable or which the Company or its subsidiaries owing such Taxes is contesting in good faith but only for so long as such contestation effectively postpones enforcement of any such liens or Taxes, or if adequate reserves with respect thereto are maintained in the appropriate financial statements;

(b)	statutory liens incurred or deposits made in the ordinary course of the business of the Company and its subsidiaries in connection with workers’ compensation, unemployment insurance and similar legislation, but only to the extent that each such statutory lien or deposit relates to amounts not yet due;

(c)	security given by the Company or any of its subsidiaries pursuant to the Restated Credit Agreement dated as of March 12, 2008 among the Company, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009;

(d)	security given by the Company or any of its subsidiaries to a public utility or any Governmental Entity when required in the ordinary course of business of the Company and its subsidiaries;

(e)	undetermined or inchoate construction, mechanics or repair or storage liens arising in the ordinary course of the business of the Company and its subsidiaries, with respect to amounts which are not yet due and a claim for which has not been filed or registered pursuant to applicable Law or of which notice in writing has not been given to the Company or its subsidiaries;

(f)	any reservations or exceptions contained in the original grants from the Crown or Governmental Entity, as applicable;

(g)	easements, including rights of way for, or reservations or rights of others relating to, sewers, water lines, gas lines, pipelines, electric lines, telegraph and telephone lines and other similar services and any registered restrictions or covenants that run with the land, provided that there has been compliance with the material provisions thereof and that they do not in the aggregate materially detract from the value of the Owned Real Property or ability to use the real property subject to Real Property Leases and will not materially and adversely affect the ability of the Company and its subsidiaries to carry on their business as it has been carried on in the past;

(h)	zoning by-laws, ordinances or other restrictions as to the use of real property, and agreements with other persons registered against title to the Owned Real Property or the real property subject to Real Property Leases, provided that they do not in the aggregate materially detract from the value of the Owned Real Property or ability to use the real property subject to Real Property Leases and will not materially and adversely affect the ability of the Company and its subsidiaries to carry on their business as it has been carried on in the past;

(i)	any Encumbrance to the extent it would constitute a Permitted Lien under any of the Credit Agreements or Indentures; and

(j)	such other defects or irregularities of title as do not materially and adversely detract from the value or interfere with the use of the properties or assets subject thereto or affected thereby.

“Permitted Securitization Program” has the meaning ascribed thereto in the Credit Agreement described in clause (b) of the definition of Credit Agreements;

“person” includes an individual, limited or general partnership, limited liability company, limited liability partnership, trust, joint venture, association, corporation, body corporate, unincorporated organization, joint venture, trustee, executor, administrator, legal representative, Governmental Entity or any other entity, whether or not having legal status;

“Plan of Arrangement” means the plan of arrangement, substantially in the form of Schedule C hereto, and any amendments or variations thereto made in accordance with Section 9.8 hereof or Section 5.2 of the Plan of Arrangement or made at the direction of the Court in the Final Order with the consent of the Company and Purchaser, each acting reasonably;

“Real Property Leases” means the leases, subleases and other similar agreements (and all amendments or modifications thereto) under which the Company or any of its subsidiaries uses or occupies or has the right to use or occupy, now or in the future, any real property;

“Regulatory Approvals” means those sanctions, rulings, consents, orders, clearances, exemptions, permits and other approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities as set out in Schedule A hereto;

“Releases” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, migrating, escaping, leaching, disposing, dumping, depositing, spraying, burying, abandoning, incinerating, seeping or placing, or any similar action referred to in any Environmental Law;

“Requisite Approval” means the approval of Company Shareholders in accordance with Section 2.2(b), as may be modified by the Interim Order;

“Response Period” has the meaning ascribed thereto in Section 7.3(1)(c);

“RSU Plan” means the Company Restricted Stock Unit Plan dated September 9, 2003, as amended on September 7, 2007;

“RSUs” means the restricted stock units granted under the RSU Plan;

“Returns” means all reports, forms, schedules, elections, estimates, declarations of estimated Tax, information statements and returns relating to, or required to be filed in connection with, any Taxes;

“SARs” means the tandem share appreciation rights under the Stock Option Plan;

“SEC” means the United States Securities and Exchange Commission;

“Securities Act” means the Securities Act (Alberta);

“Securities Authorities” means the Alberta Securities Commission, the applicable securities commissions and other securities regulatory authorities in each of the other provinces and territories of Canada, and the SEC;

“Securities Laws” means the Securities Act and all other applicable Canadian provincial and territorial securities Laws, United States federal and state securities Laws and the rules and regulations and published policies under or relating to the foregoing securities Laws and applicable stock exchange rules and listing standards of the TSX and the NYSE;

“Senior Officers” means Jeffrey M. Lipton, Lawrence A. MacDonald, Jack S. Mustoe, Christopher D. Pappas and Marilyn Horner;

“Shrink Wrap Software” means software that is generally commercially available: (a) through or in consumer retail stores; (b) from the software licensors or their distributors, sales agents, representatives or other persons, including value-added and other resellers or original equipment manufacturers; or (c) from the Internet pursuant to “shrink wrap” or “click through” licenses;

“Statutory Plans” means statutory plans or social security which the Company or any of its subsidiaries is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health tax, workplace safety insurance and employment insurance legislation;

“Stock Option Plan” means the Company Employee Incentive Stock Option Plan (1982), as amended on April 12, 2007, including the UK sub plan to the Stock Option Plan;

“subsidiary” means, with respect to a specified person, any entity, whether incorporated or unincorporated, in which such person owns, directly or indirectly, a majority of the securities or other ownership interests having by their terms ordinary voting power to elect a majority of the directors or other persons performing similar functions, or the management and policies of which such person otherwise has the power to direct and, with respect to the Company, does not include the JV Entities;

“Superior Proposal” shall mean any bona fide written Acquisition Proposal not solicited in violation of this Agreement after the date of this Agreement, which the Board of Directors receives after the date hereof but before the time at which the Arrangement Resolution is passed: (a) to acquire not less than all of the outstanding Company Shares or all or substantially all of the assets of the Company and its subsidiaries on a consolidated basis; (b) that is reasonably capable of being completed without undue delay, taking into account to the extent considered appropriate by the Board of Directors all financial, legal, regulatory and other aspects of such proposal and the person making such proposal; (c) that in respect of which any financing is then committed or confirmation is provided from the sources of financing to be used to complete the transactions contemplated by such proposal that such financing, as reasonably determined by the Board of Directors, is reasonably likely to be available to effect (i) payment in full for all of the Company Shares or assets, as the case may be; (ii) the repayment in full when due of the 2009 Notes, if outstanding, or the repayment in full of all amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and the expenses payable thereunder), and (iii) the payment in full of fees and expenses of Purchaser (to the extent required by Section 7.4 and the $250 Million Backstop Credit Facility); (d) that did not result from a breach of Section 7.2 of this Agreement; (e) that is not subject to any due diligence condition or requirement; and (f) that the Board of Directors determines, in its good faith judgment, after receiving the advice of its outside legal and financial advisors and after taking into account all the terms and conditions of the Acquisition Proposal, is more favourable to Company Shareholders from a financial point of view than the Arrangement;

“Tax Act” means the Income Tax Act (Canada);

“Taxes” means all supranational, national, federal, state, provincial, territorial, county, municipal, local or foreign taxes, dues, duties, rates, fees, imposts, levies, assessments, tariffs and other charges imposed, assessed or collected by a Governmental Entity including, but not limited to, (a) any gross income, net income, gross receipts, business, royalty, capital, capital gains, goods and services, value added, stamp, franchise, license, occupation, premium, capital stock, sales, use, real property, personal property, ad valorem, transfer, license, profits, windfall profits, environmental, payroll, employment, employer health, anti-dumping, countervail, excise, customs, duties, stamp, occupation, or premium taxes, (b) all withholdings on amounts paid to or by a person, (c) all employment insurance or other Statutory Plan premiums payable to a Governmental Entity, (d) any fine, penalty, interest, or addition to tax, (e) any tax imposed, assessed, or collected or payable pursuant to any tax sharing agreement or any other arrangement relating to the sharing or payment of any such tax, levy, assessment, tariff, duty, deficiency, or fee, and (f) any liability for any of the foregoing as a transferee, successor, guarantor, or by contract or by operation of law;

“Technology” has the meaning ascribed thereto in Section (bb) of Schedule E hereto;

“Termination Fee” has the meaning ascribed thereto in Section 7.4(1); and

“TSX” means the Toronto Stock Exchange.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the contrary intention appears, references in this Agreement to an Article, Section, subsection, paragraph or Schedule by number or letter or both refer to the Article, Section, subsection, paragraph or Schedule, respectively, bearing that designation in this Agreement.

1.3	Number and Gender

In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders.

1.4	Date for Any Action

If the date on which any action is required to be taken hereunder by a Party is not a business day, such action shall be required to be taken on the next succeeding day which is a business day.

1.5	Currency

Unless otherwise stated, all references in this Agreement to sums of money are expressed in, and all payments provided for herein shall be made in United States dollars, and “US$” refers to United States dollars and “C$” refers to Canadian dollars.

1.6	Accounting Matters

Unless otherwise stated, all financial accounting terms used in this Agreement in respect of the Company and its subsidiaries shall have the meanings attributable thereto under GAAP and all determinations of a financial accounting nature in respect of the Company and its subsidiaries required to be made shall be made in a manner consistent with GAAP consistently applied.

1.7	Knowledge

In this Agreement, unless otherwise stated, references to “the knowledge of the Company” means the actual knowledge, after reasonable inquiry (in the case of the Company and its subsidiaries) and the actual knowledge, without inquiry (in the case of the JV Entities), of the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity.

1.8	Schedules

The following Schedules are annexed to this Agreement and are incorporated by reference into this Agreement and form a part hereof:

Schedule A	—	Regulatory Approvals
Schedule B	—	Arrangement Resolution
Schedule C	—	Plan of Arrangement
Schedule D	—	$250 Million Backstop Credit Facility
Schedule E	—	Representations and Warranties of the Company
Schedule F	—	Representations and Warranties of Purchaser

1.9	Other Definitional and Interpretive Provisions

(a)	References in this Agreement to the words “include”, “includes” or “including” shall be deemed to be followed by the words “without limitation” whether or not they are in fact followed by those words or words of like import.

(b)	The words “hereof”, “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(c)	Any capitalized terms used in any exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d)	References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof. References to any person include the successors and permitted assigns of that person.

(e)	References to a particular statute or law shall be to such statute or law and the rules, regulations and published policies made thereunder, as now in effect and as they may be promulgated thereunder or amended from time to time.

ARTICLE II

THE ARRANGEMENT

2.1	Arrangement

The Company and Purchaser agree that the Arrangement will be implemented in accordance with and subject to the terms and conditions contained in this Agreement and the Plan of Arrangement.

2.2	Interim Order

The Company agrees that as soon as reasonably practicable after the date hereof, but in any event in sufficient time to permit the Company Meeting to be convened in accordance with Section 2.3(1), the Company shall apply in a manner reasonably acceptable to Purchaser pursuant to Section 192 of the CBCA and, in cooperation with Purchaser, prepare, file and diligently pursue an application for the Interim Order, which shall provide, among other things:

(a)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Company Meeting and for the manner in which such notice is to be provided;

(b)	the requisite approval for the Arrangement Resolution shall be two-thirds of the votes cast on the Arrangement Resolution by Company Shareholders present in person or represented by proxy at the Company Meeting, each Company Share entitling the holder thereof to one vote on the Arrangement Resolution;

(c)	that, in all other respects, the terms, restrictions and conditions of the Company’s articles and by-laws as in effect as of the date hereof, including quorum requirements and all other matters, shall apply in respect of the Company Meeting;

(d)	for the grant of the Dissent Rights;

(e)	for the notice requirements with respect to the presentation of the application to the Court for the Final Order;

(f)	that the Company Meeting may be adjourned or postponed from time to time by the Company (subject to the terms of this Agreement) without the need for additional approval of the Court; and

(g)	confirmation of the record date for the purposes of determining the Company Shareholders entitled to receive material and vote at the Company Meeting in accordance with the Interim Order.

2.3	The Company Meeting

(1) Subject to the terms of this Agreement and the Interim Order, the Company agrees to convene and conduct the Company Meeting as soon as reasonably practicable, with a target date for the Company Meeting of April 14, 2009, and in any event will hold the Company Meeting no later than April 24, 2009, in each case, in accordance with the Interim Order, the Company’s articles and by-laws as in effect on the date hereof and applicable Laws, and not postpone or adjourn (other than a postponement or adjournment not exceeding three business days for the purpose of attempting to obtain the requisite approvals as set out in Section 2.2(b)) or cancel the Company Meeting without Purchaser’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed) except as required for quorum purposes, to comply with requirements of applicable Law (provided that the Company uses commercially reasonable efforts to comply with such Laws in a timely manner and excluding applicable Laws governing fiduciary duties, which the Parties hereby agree are otherwise addressed in this Agreement).

(2) Subject to the terms of this Agreement, the Company will use commercially reasonable efforts to solicit proxies in favour of the Arrangement Resolution, including, if so requested by Purchaser, acting reasonably (i) using dealer and proxy solicitation services and (ii) cooperating with any persons engaged by Purchaser to solicit proxies in favour of the Arrangement Resolution.

(3) The Company will give notice to Purchaser of the Company Meeting and allow Purchaser’s representatives and legal counsel to attend the Company Meeting.

(4) The Company will advise Purchaser as Purchaser may reasonably request, and at least on a daily basis on each of the last seven business days prior to the date of the Company Meeting, as to the aggregate tally of the proxies received by the Company in respect of the Arrangement Resolution.

(5) The Company will promptly advise Purchaser of any written notice of dissent or purported exercise by any registered holder of Company Shares of Dissent Rights received by the Company in relation to the Arrangement Resolution and any withdrawal of Dissent Rights received by the Company and, subject to applicable Laws, will provide Purchaser with an opportunity to review and comment upon any written communications sent by or on behalf of the Company to any registered holder of Company Shares exercising or purporting to exercise Dissent Rights in relation to the Arrangement Resolution. The Company shall not settle any claims with respect to Dissent Rights without first consulting with Purchaser.

2.4	The Company Circular

(1) As promptly as reasonably practicable after the execution of this Agreement, the Company shall prepare and complete, in consultation with Purchaser, the Company Circular together with any other documents required by the CBCA, Securities Laws and other applicable Laws in connection with the Company Meeting and the Arrangement, and the Company shall, as promptly as reasonably practicable after obtaining the Interim Order, cause the Company Circular and other documentation required in connection with the Company Meeting to be filed and to be sent to each Company Shareholder and other persons as required by the Interim Order and applicable Laws (for the purposes of this Section 2.4, “Company Circular” shall include such other documentation), in each case so as to permit the Company Meeting to be held within the time required by Section 2.3(1).

(2) The Company shall ensure that the Company Circular complies in all material respects with all applicable Laws, and, without limiting the generality of the foregoing, that the Company Circular will not, at the time of mailing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information furnished by Purchaser or its affiliates) and shall provide Company Shareholders with information in sufficient detail to permit them to form a reasoned judgment concerning the matters to be placed before them at the Company Meeting. The Company Circular will include (i) subject to Section 8.2(1)(e), the unanimous recommendation of the Board that Company Shareholders vote in favour of the Arrangement and (ii) the Fairness Opinions.

(3) Purchaser and its legal counsel shall be given a reasonable opportunity to review and comment on drafts of the Company Circular and other documents related thereto, and reasonable consideration shall be given to any comments made by Purchaser and its counsel, provided that all information relating solely to Purchaser included in the Company Circular shall be in form and content satisfactory to Purchaser, acting reasonably.

(4) Purchaser will furnish to the Company all such information concerning itself as may be reasonably required by the Company in the preparation of the Company Circular and other documents related thereto, and Purchaser shall ensure that no such information will contain any untrue statement of a material fact or omit to state a material fact required to be stated in the Company Circular in order to make any information so furnished or any information concerning itself not misleading in light of the circumstances in which it is disclosed. Purchaser shall, jointly and severally, indemnify and save harmless the Company, its subsidiaries and their respective directors, officers, employees, agents, advisors and representatives from and against any and all liabilities, claims, demands, losses, costs, damages and expenses to which the Company, any subsidiary of the Company or any of their respective directors, officers, employees, agents, advisors or representatives may be subject or may suffer, in any way caused by, or arising directly or indirectly, from or in consequence of: (a) any misrepresentation or alleged misrepresentation in any information included in the Company Circular that is provided by Purchaser or its representatives in writing specifically for the purpose of inclusion in the Company Circular; and (b) any order made, or any inquiry, investigation or proceeding by any Securities Authority or other Governmental Entity, to the extent based on any misrepresentation or any alleged misrepresentation in any information related to Purchaser and provided by Purchaser or its representatives in writing specifically for the purpose of inclusion in the Company Circular.

(5) Each of the Parties shall promptly notify the other Parties if at any time before the Effective Date it becomes aware (in the case of the Company only with respect to the Company and in the case of Purchaser only with respect to it) that the Company Circular or any amendment or supplement thereto contains an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made, or that otherwise requires an amendment or supplement to the Company Circular, and the Parties shall co-operate in the preparation of any amendment or supplement to the Circular, as required or appropriate, and the Company shall promptly mail or otherwise publicly disseminate any amendment or supplement to the Company Circular to Company Shareholders and, if required by the Court or applicable Laws, file the same with the Securities Authorities and as otherwise required.

2.5	Options, EAUs, RSUs, and DSUs

(1) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all Options and/or SARs, if applicable, whether vested or unvested will be cancelled by the Company in exchange for payment to each holder of an Option and/or SAR of the amount, if any, equal to the Consideration less the applicable exercise price and net of all Taxes required to be withheld in respect of each Option and/or SAR and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(2) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all EAUs, whether vested or unvested, will be cancelled by the Company in exchange for payment to each holder of an EAU of an amount, if any, equal to the Consideration less the applicable redemption price and net of all Taxes required to be withheld in respect of such EAU and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(3) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all RSUs, whether vested or unvested, will be cancelled by the Company in exchange for cash payment to each holder of an RSU of an amount equal to the Consideration net of all Taxes required to be withheld and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

(4) Subject to the terms and conditions of this Agreement, pursuant to the Arrangement, all DSUs, whether vested or unvested, will be cancelled by the Company in exchange for payment to each holder of a DSU of an amount equal to the Consideration net of all Taxes required to be withheld in respect of such DSU and the Company shall take all such reasonable steps as may be necessary or desirable to give effect to the foregoing.

2.6	Final Order

If the Interim Order is obtained and the Arrangement Resolution is passed at the Company Meeting as provided for in the Interim Order and as required by applicable Law and then subject to the terms of this Agreement, the Company shall as soon as reasonably practicable thereafter, and in any event no later than 3 business days thereafter, take all steps necessary or desirable to submit the Arrangement to the Court and diligently pursue an application for the Final Order pursuant to Section 192 of the CBCA.

2.7	Court Proceedings

Purchaser and the Company will cooperate in seeking the Interim Order and the Final Order, including by Purchaser providing to the Company on a timely basis any information required to be supplied by Purchaser concerning itself in connection therewith. The Company will provide legal counsel to Purchaser with reasonable opportunity to review and comment upon drafts of all material to be filed with the Court in connection with the Arrangement, and will give reasonable consideration to all such comments. The Company will also provide legal counsel to Purchaser on a timely basis with copies of any notice of appearance and evidence served on the Company or its legal counsel in respect of the application for the Final Order or any appeal therefrom. Subject to applicable Laws, the Company will not file any material with the Court in connection with the Arrangement or serve any such material, and will not agree to modify or amend materials so filed or served, except as contemplated hereby or with Purchaser’s prior written consent, such consent not to be unreasonably withheld, conditioned or delayed; provided that nothing herein shall (i) require Purchaser to agree or consent to any increase in Consideration or other modification or amendment to such filed or served materials that expands or increases Purchaser’s obligations set forth in any such filed or served materials or under this Agreement or (ii) limit the Company’s ability to take any and all steps, including the filing of all manner of documents with any Governmental Entity, to enforce its rights hereunder.

2.8	Articles of Arrangement and Effective Date

The Articles of Arrangement shall implement the Plan of Arrangement. The Articles of Arrangement shall include the form of the Plan of Arrangement attached to this Agreement as Schedule C, as it may be amended as provided for in this Agreement. Subject to the Interim Order, the Final Order and any applicable Law, the Company agrees to amend the Plan of Arrangement at any time prior to the Effective Time in accordance with Section 9.8 of this Agreement to add, remove or amend any steps or terms determined to be necessary or desirable by Purchaser, acting reasonably, including providing for the purchase of Company Shares by an affiliate of Purchaser, provided that the Plan of Arrangement shall not be amended in any manner which is (a) prejudicial to the Company Shareholders or other persons to be bound by the Plan of Arrangement or is inconsistent with the provisions of this Agreement or (b) creates a reasonable risk of delaying, impairing or impeding in any material respect the receipt of any Regulatory Approval or the satisfaction of any condition set forth in Article VI hereof.

On the third business day after the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Effective Date, but subject to the satisfaction or, where not prohibited, the waiver by the applicable Party or Parties in whose favour the condition is, of those conditions as of the Effective Date) set forth in Article VI, unless another time or date is agreed to in writing by the Parties, the Articles of Arrangement shall be filed by the Company with the Director, provided that the Company shall not be required to file Articles of Arrangement with the Director unless it has received written confirmation of funding referred to in Section 2.9. From and after the Effective Time, the Plan of Arrangement will have all of the effects provided by applicable Law, including the CBCA. The closing of the transactions contemplated hereby will take place at the offices of Osler, Hoskin & Harcourt LLP, Suite 2500, TransCanada Tower, 450 1st Street S.W., Calgary, Alberta or at such other location as may be agreed upon by the Parties.

2.9	Payment of Consideration

Purchaser will, following receipt of the Final Order and prior to the filing by the Company of the Articles of Arrangement with the Director, provide (i) the Depository with sufficient funds in escrow (the terms and conditions of such escrow to be satisfactory to the Company, acting reasonably) to pay the Consideration for all of the Company Shares to be acquired pursuant to the Arrangement and (ii) if requested by the Company, the Company with sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

2.10	Public Communications

The Company and Purchaser agree to co-operate in the preparation of presentations, if any, to Company Shareholders regarding the Arrangement. The Parties agree to make a joint press release with respect to this Agreement and the transactions contemplated herein forthwith after the date hereof. Thereafter, no Party shall issue any press release or otherwise make public statements with respect to this Agreement or the Arrangement without the consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed) other than any reasonable disclosure required in order to obtain consents from the counterparties to each Contract as disclosed in writing to Purchaser relating to the acquisition by Purchaser of the Company Shares; provided, however, that the foregoing shall be subject to each Party’s overriding obligation to make any disclosure or filing required under applicable Laws, and the Party making any such disclosure shall use commercially reasonable efforts to give prior oral or written notice to the other Party and reasonable opportunity for the other Party to review or comment on the disclosure or filing (other than with respect to confidential information contained in such disclosure or filing), and if such prior notice is not possible, to give such notice immediately following the making of any such disclosure or filing, and provided further, that the Company shall have no obligation to consult with Purchaser prior to any disclosure by the Company with regard to an Acquisition Proposal. Notwithstanding the foregoing, the Company may make internal announcements to employees and have discussions with shareholders and financial analysts so long as such statements and announcements are consistent with the previous press releases, public disclosures or public statements made jointly by the Company and Purchaser.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

3.1	Representations and Warranties

Except as disclosed in the Company’s Public Disclosure Record, the Company hereby represents and warrants to and in favour of Purchaser as set forth in Schedule E hereto. Any investigation by Purchaser shall not mitigate or diminish the representations and warranties of the Company, as same may be qualified.

3.2	Disclaimer of Additional Representations and Warranties

Purchaser agrees and acknowledges that the neither the Company nor any other persons on behalf of the Company makes any representation or warranty, express or implied, other than as set forth in this Agreement.

3.3	Survival of Representations and Warranties

The representations and warranties of the Company contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PURCHASER

4.1	Representations and Warranties

Purchaser hereby represents and warrants to and in favour of the Company as set forth in Schedule F hereto. Any investigation by the Company shall not mitigate or diminish the representations and warranties of Purchaser, as same may be qualified.

4.2	Disclaimer of Additional Representations and Warranties

The Company agrees and acknowledges that neither Purchaser nor any other persons on behalf of Purchaser makes any representation or warranty, express or implied, other than as set forth in this Agreement.

4.3	Survival of Representations and Warranties

The representations and warranties of Purchaser contained in this Agreement shall not survive the completion of the Arrangement and shall expire and be terminated on the earlier of the Effective Time and the date on which this Agreement is terminated in accordance with its terms.

ARTICLE V

COVENANTS OF COMPANY AND PURCHASER

5.1	Covenants of the Company Regarding the Conduct of Business

The Company covenants and agrees that during the period from the date of this Agreement until the earlier of the Effective Time and the time that this Agreement is terminated in accordance with its terms, except as specifically disclosed in writing in the Data Room or unless Purchaser shall consent in writing (such consent not to be unduly withheld, conditioned or delayed) or except as is otherwise expressly permitted or specifically contemplated by this Agreement or the Arrangement or except as is otherwise required by applicable Law:

(a)	the business of the Company and its subsidiaries shall be conducted only in the ordinary course of business, and the Company and its subsidiaries shall not take any action except in the ordinary course of business and consistent with past practice, and the Company shall use commercially reasonable efforts to maintain and preserve its and its subsidiaries’ business organization, assets, employees, goodwill and business relationships;

(b)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) amend its articles, charter or by-laws or other comparable organizational documents or the Company Rights Plan; (ii) declare, set aside or pay any dividend or other distribution or payment (whether in cash, shares or property) in respect of the Company Shares owned by any person (other than in accordance with past practice) or the securities of any subsidiary owned by a person other than the Company or its subsidiaries, other than, (A) in the case of the Company, regularly scheduled quarterly cash dividends in such amounts not to exceed past practice or (B) dividends or other distributions or payments between two or more wholly-owned subsidiaries of the Company or between any of its wholly-owned subsidiaries and the Company; (iii) issue, grant, sell or pledge or agree to issue, grant, sell or pledge any shares of the Company or its subsidiaries, or securities convertible into or exchangeable or exercisable for, or otherwise evidencing a right to acquire, shares of the Company or its subsidiaries, other than (A) the issuance of Company Shares pursuant to the outstanding rights to acquire Company Shares pursuant to the Stock Option Plan, as specifically disclosed in writing in the Data Room and (B) transactions not involving Company Shares between two or more wholly-owned subsidiaries of the Company or between the Company and any of its wholly-owned subsidiaries; (iv) redeem, purchase or otherwise acquire any of its outstanding securities other than as may be required by the terms of such securities or in transactions not involving Company Shares between two or more Company wholly-owned subsidiaries or between the Company and a Company wholly-owned subsidiary; (v) amend the terms of any of its securities; (vi) adopt a plan of liquidation or resolution providing for the liquidation or dissolution of the Company or any of its subsidiaries; (vii) split, combine or reclassify any of the Company Shares or shares of a subsidiary; (viii) reorganize, amalgamate or merge with any other person; (viii) enter into any Contract with respect to (A) the Reliance Innovative Building Solutions joint venture as set out in the letter of intent dated April 28, 2008, as amended from time to time, between the Company and Reliance Industries Limited and (B) the supply of ethane/ethylene mix as set out in the letter agreement dated July 18, 2007, as amended from time to time, between the Company and Williams Energy (Canada) Inc.; (ix) sell its ownership interest in, or acquire INEOS Group Limited’s ownership interest in the INEOS Joint Venture except in circumstances where the Company is contractually obligated to do so; or (x) enter into, modify or terminate any Contract with respect to any of the foregoing;

(c)

the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly: (i) sell, pledge, lease, dispose of or encumber any material assets of the Company or of any subsidiary other than inventory in the ordinary course of business, pursuant to the Permitted Securitization Program to a wholly-owned subsidiary or pursuant to the exercise of the put/call option held by INEOS Group Limited in respect of the Company’s ownership interest in the INEOS Joint Venture in circumstances where the Company is contractually obligated to sell such interest; (ii) acquire (by merger, amalgamation, consolidation or acquisition of shares or assets) any corporation, partnership or other business organization or division thereof, or make any investment either by the purchase of securities, contributions of capital (other than to wholly-owned subsidiaries) or property transfer, or purchase of any property or assets of any other person (other than a wholly-owned subsidiary), other than pursuant to the exercise of the put/call option held by the Company in respect of INEOS Group Limited’s ownership interest in the INEOS Joint Venture in circumstances where the Company is contractually obligated to acquire such interest; (iii) incur, extend, renew or replace any Financial Indebtedness of the Company and/or its subsidiaries (except for (A) borrowings under existing revolving credit facilities in the ordinary course of business and consistent with past practice or in connection with the payment of the Termination Fee in the circumstances contemplated herein, (B) borrowings among the Company and its subsidiaries in the ordinary course of business and consistent with past practice or (C) the Credit Agreements and/or $250 Million Backstop Credit Facility or any other credit facility which supplements or replaces such facilities to repay all amounts under the 2009 Notes upon maturity), or assume, guarantee, endorse or otherwise become responsible for the obligations of any other person, or make any loans or advances (other than to or for wholly-owned subsidiaries); (iv) pay, discharge or satisfy any material liabilities or obligations before the same become due in accordance with their terms, other than the payment, discharge or satisfaction of liabilities (other than Financial Indebtedness) reflected or reserved against in the Company Financial Statements; (v) settle any material litigation or claims (except in relation to Taxes); (vi) waive, release, grant or transfer any rights of material value; (vii) expend or commit to expend any amounts with respect to capital expenditures (that are, in the aggregate, in excess of US$1,000,000) (except for capital expenditures already approved for 2009); (viii) make any changes in financial accounting methods, principles, policies or practices, except as required, in each case, by GAAP or by applicable Law; (ix) enter into any contracts or other transactions with any officer or director of the Company, any of its subsidiaries or any of the JV Entities; or (x) authorize or propose any of the foregoing, or enter into or modify any Contract to do any of the foregoing;

(d)	the Company shall not, and shall not permit any of its subsidiaries to, directly or indirectly, enter into, modify or terminate, or agree to any consent or waiver under, any Financial Indebtedness, except for any modification, waiver or consent to permit the Arrangement, the EDC Facility and/or the $250 Million Backstop Credit Facility or any other credit facility which supplements or replaces such facilities;

(e)

other than as necessary to comply with Company Plans, Employment Contracts or Contracts existing as of the date hereof and specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries shall grant to any officer or director of the Company or any of its subsidiaries an increase in compensation in any form, grant any general salary increase, take any action with respect to the grant of any severance or termination pay to or enter into any employment agreement with any officer or director of the Company or any of its subsidiaries, increase any benefits payable to any officer or director of the Company or its subsidiaries under its current severance or termination pay policies, or adopt or materially amend any Company Plan; provided that, the Company may, and may permit any of its subsidiaries, to expend or commit to expend amounts with respect to, (i) Employees (including amounts payable upon a change of control of the Company or any of its subsidiaries pursuant to the employment agreements and employee plans specifically disclosed in writing in the Data Room, amounts payable in connection with bonus, long-term incentive awards (including the 2009 long-term incentive awards) or other compensation) to a maximum of, in the aggregate, the amount specifically disclosed in writing in the Data Room, (ii) amounts payable in connection with fees, penalties or other amounts arising from change of control provisions to a maximum of, in the aggregate, the expected value of which is specifically disclosed in writing in the Data Room and/or

(iii) fees, expenses or other amounts payable to financial advisors in connection with this Agreement to a maximum of, in the aggregate, the amount specifically disclosed in writing in the Data Room;

(f)	the Company shall use commercially reasonable efforts to cause the current insurance (or re-insurance) policies maintained by the Company and any of its material subsidiaries, including directors’ and officers’ insurance, not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance or re-insurance companies of internationally recognized standing having comparable deductibles and providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect; provided that none of the Company or any of its material subsidiaries shall obtain or renew any insurance (or re-insurance) policy for a term exceeding 12 months;

(g)	the Company shall not, and shall not permit any of its subsidiaries to enter into, extend, renew or terminate any Material Contract or amendment thereof;

(h)	the Company shall not, and shall not permit any of its subsidiaries to, commence any litigation (other than litigation in connection with the collection of accounts receivable, to enforce the terms of this Agreement or the Confidentiality Agreement or as a result of litigation commenced against the Company or any of its subsidiaries);

(i)	between the date of this Agreement and the Effective Time, subject to applicable Laws, the Company shall consult in good faith on a reasonably regular basis with Purchaser to report material, individually or in the aggregate, operational, business and financial developments, the general status of relationships with customers and resellers, the general status of ongoing operations and other matters reasonably requested by Purchaser pursuant to procedures reasonably requested by Purchaser; provided, however, that no such consultation shall alter or amend the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the Parties under this Agreement;

(j)	except as would not reasonably be expected to cause a Material Adverse Effect, the Company shall not, and shall not permit any of its subsidiaries to (i) make, rescind or change any election with respect to Taxes, or (ii) file any amended Returns, settle any Tax claim or dispute or waive or extend the statute of limitations relating to any Taxes of the Company or any of its subsidiaries, or (iii) other than in the ordinary course of business and consistent with past practice, enter into any closing agreement regarding Taxes, surrender any right to claim a material refund of Taxes or amend any of its transfer pricing policies;

(k)	the Company shall pay in full, when due, all amounts owed under the 2009 Notes; and

(l)	the Company shall use its commercially reasonable efforts to implement the transactions or events specifically disclosed in writing in the Data Room, and shall cooperate with respect to the actions relating thereto;

provided, however, that Purchaser agrees that if a breach of any covenant or other obligation contained in any of Sections 5.1(a)-(i), (k) or (l) relates in any way to Taxes, such covenant or obligation to the extent relating to Taxes shall be deemed not to be violated or breached unless it would reasonably be expected to cause a Material Adverse Effect.

5.2	Covenants of the Company Regarding the Arrangement

The Company shall perform, and shall cause its subsidiaries to perform, all obligations required to be performed by the Company or any of its subsidiaries under this Agreement, co-operate with Purchaser in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, the Company shall and, where appropriate, shall cause its subsidiaries to:

(a)	apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to the Company or any of its subsidiaries, which are typically applied for by an entity being acquired and, in doing so, keep Purchaser reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including (i) providing counsel to Purchaser with copies of all related applications and notifications in draft form, except for those containing private personal data of directors and employees of the Company and except as prohibited by applicable Laws, (ii) permit counsel to Purchaser to review, in draft form, and incorporate Purchaser’s reasonable comments in any communication to be given by the Company or its counsel to any Governmental Entity with respect to obtaining the Regulatory Approvals for the transactions contemplated by this Agreement, (iii) promptly furnishing counsel to Purchaser with copies of notices or other formal communications received by Company from, or given by the Company to, any Governmental Entity with respect to the transactions contemplated by this Agreement, and (iv) not participate in any meeting or discussion expected to address substantive matters related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions without the prior consent of Purchaser and unless, to the extent not prohibited or discouraged by such Governmental Entity, the Company gives Purchaser a reasonable opportunity to attend and observe. Under no circumstances shall the Company make any commitments, provide any undertakings or assume any obligations, in each case, that are or would be reasonably expected to be material to the Company or Purchaser, without the prior written consent of Purchaser;

(b)	use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to the Company’s obligations hereunder as set forth in Article VI to the extent the same are within its control and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using commercially reasonable efforts to: (i) obtain all Regulatory Approvals required to be obtained by the Company or its subsidiaries; (ii) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by the Company or its subsidiaries in connection with the Arrangement; and (iii) co-operate with Purchaser in connection with its performance of its obligations hereunder, including promptly providing to counsel to Purchaser all information reasonably required by Purchaser or a Governmental Entity to obtain the Regulatory Approvals. Subject to the terms and conditions herein provided, the Company shall not knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(c)	subject to confirmation that insurance coverage is maintained as anticipated by Section 7.8 and delivery by each of Purchaser and the Company and each member of the Board of Directors of mutual releases from all claims and potential claims in respect of the period prior to the Effective Time, use commercially reasonable efforts to assist in effecting the resignations of each member of the Board of Directors and the boards of directors of the Company’s subsidiaries (in each case to the extent requested by Purchaser), and causing them to be replaced by persons nominated by Purchaser effective as at the Effective Time;

(d)	use commercially reasonable efforts to obtain, and to assist Purchaser with respect to obtaining, as applicable, all consents, waivers or approvals under all Contracts specifically disclosed in writing in the Data Room, including waivers required in connection with any change of control provisions contained in any agreements or other arrangements with respect to Material Financial Indebtedness of the Company, any of its subsidiaries or any of the JV Entities;

(e)	use commercially reasonable efforts to defend all lawsuits or other legal, regulatory or other proceedings against the Company, its subsidiaries or the JV Entities challenging or affecting this Agreement or the consummation of the transactions contemplated hereby;

(f)	except as prohibited by applicable Laws, promptly notify Purchaser of the occurrence of any of the following or any matter or event that has resulted, or is reasonably likely to result, in (in the case of clauses (i), (ii), (iii) and (iv), to the knowledge of the Company) (i) any condition to the transactions contemplated hereby and set forth in Section 6.2 not being satisfied; (ii) the failure of the Company to perform any obligation to be performed by it under this Agreement such that any condition set forth in Article VI would not be satisfied; (iii) the failure of the Company to perform any obligation to be performed by it under the EDC Facility or the $250 Million Backstop Credit Facility; (iv) any notice or other communication from any person (other than a Governmental Entity) alleging that the consent of such person is required in connection with the Arrangement or any of the other transactions contemplated by this Agreement and a copy of any such notice or communication (if in written form) shall be promptly furnished to Purchaser; (v) any notice or other communication from any Governmental Entity in connection with the Arrangement or any of the other transactions contemplated in this Agreement, and a copy of any such notice or communication (if in written form) shall be promptly furnished to Purchaser; (vi) any actions, suits, claims, investigations or proceedings commenced or, to the knowledge of the Company, threatened against, relating to or involving or otherwise affecting the Company or any of its subsidiaries that, if pending on the date of this Agreement, would have been required to be specifically disclosed in writing in the Data Room, or that relate to the consummation of the Arrangement or any of the other transactions contemplated by this Agreement; and (vii) any notice with respect to any agreements or other arrangements with respect to Material Financial Indebtedness of the Company or any of its subsidiaries; provided, however, that, in each case, no such notification shall affect the representations, warranties, covenants, agreements or obligations of the Parties (or remedies with respect thereto) or the conditions to the obligations of the parties under this Agreement;

(g)	immediately defer the separation time of the Company Rights Plan and continue to defer such separation time unless otherwise requested by Purchaser; and

(h)	on or immediately prior to the Effective Time, take all such actions as may be necessary to render the Company Rights Plan inoperative or ineffective as regards the Plan of Arrangement.

5.3	Covenants of Purchaser Regarding the Performance of Obligations

Purchaser shall perform all obligations required to be performed by it under this Agreement, co-operate with the Company in connection therewith, and do all such other reasonable acts and things as may be necessary or desirable in order to consummate and make effective, as soon as reasonably practicable, the transactions contemplated in this Agreement and, without limiting the generality of the foregoing, Purchaser shall:

(a)

apply for and use commercially reasonable efforts to obtain all Regulatory Approvals relating to it which are typically applied for by an acquirer and, in doing so, keep the Company reasonably informed as to the status of the proceedings related to obtaining the Regulatory Approvals, including (i) providing counsel to the Company with copies of all related applications and notifications in draft form, except for those containing private personal data of directors and employees of Purchaser and except as prohibited by applicable Laws, (ii) permit counsel to the Company to review, in draft form, and incorporate the Company’s reasonable comments in any communication to be given by Purchaser to any Governmental Entity with respect to obtaining the Regulatory Approvals for the transactions contemplated by this Agreement, (iii) promptly furnishing counsel to the Company with copies of notices or other formal communications received by Purchaser from, or given by Purchaser to, any Governmental Entity with respect to the transactions contemplated by this Agreement, and (iv) not participate in any meeting or discussion expected to address substantive matters related to the transactions contemplated hereby, either in person or by telephone, with any Governmental Entity in connection with the proposed transactions unless, to the extent not prohibited or discouraged by such Governmental Entity, Purchaser gives counsel to the Company a reasonable opportunity to attend and observe, provided that for greater certainty, nothing contained in this Agreement (A) shall restrict or limit Purchaser from making such commitments or providing such undertakings or assuming such obligations as it considers necessary or desirable in order to obtain the Regulatory Approvals or any sanctions, rulings, consents, orders, exemptions, permits and other approvals required by applicable antitrust or competition Law or (B) shall require Purchaser to make any such commitments, provide any such undertakings or assume any such obligations except as provided for Sections 5.3(b) and (c). Subject to the terms and conditions herein provided, Purchaser shall not knowingly take or cause to be taken any action which would reasonably be expected to prevent or materially delay the consummation of the transactions contemplated hereby;

(b)	use commercially reasonable efforts to satisfy (or cause the satisfaction of) the conditions precedent to its obligations hereunder as set forth in Article VI and to take, or cause to be taken, all other reasonable action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the Arrangement, including using commercially reasonable efforts to: (i) effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the Arrangement; (ii) co-operate with the Company in connection with the performance by it and its subsidiaries of their obligations hereunder; and (iii) obtain Regulatory Approvals including, in connection therewith, (A) proposing, negotiating, committing to and effecting, by consent decree or agreement, hold separate order, mitigation agreement or otherwise, the sale, divestiture or disposition of any of the Company’s subsidiaries or the Company’s subsidiaries’ businesses, product lines or assets (a “Structural Remedy”) or (B) taking or committing to take actions that after consummation of the Arrangement would limit Purchaser’s, any of Purchaser’s subsidiaries’, the Company’s or any of the Company’s subsidiaries’ freedom of action with respect to the operation of one or more of the businesses, product lines or assets of the Company or any of the Company’s subsidiaries (a “Behavioural Remedy”), in each case as may be required by any Governmental Entity as a condition or obligation of such Regulatory Approvals, provided that such Structural Remedy or Behavioural Remedy shall not, in the opinion of Purchaser, acting reasonably, materially affect any business of Purchaser, Purchaser’s subsidiaries, the Company or the Company’s subsidiaries;

(c)	prepare and file an application for review under Part IV of the Investment Canada Act as promptly as practicable from the date of this Agreement, and, as promptly as reasonably practicable following the submission of the application for review and discussions with the Director of Investments, Purchaser shall submit to the Director of Investments under the Investment Canada Act proposed written undertakings to Her Majesty in right of Canada;

(d)	prepare and file as promptly as practicable, a draft voluntary notification to the Committee on Foreign Investment in the United States (“CFIUS”) under section 721 of the Defense Production Act of 1950, as amended by the Foreign Investment and National Security Act of 2007, and the regulations at 31 CFR part 800 (collectively, “Exon-Florio”);

(e)	take all necessary action to ensure that it has sufficient funds to carry out its obligations under this Agreement, the Plan of Arrangement and the other elements of the transaction and to pay related fees and expenses and it shall, on or before the Effective Date, provide (i) the Depository with sufficient funds to pay in full the aggregate Consideration for all Company Shares and (ii) if requested by the Company, the Company with sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement; and

(f)	from and after the Effective Time: (i) honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any Employment Contract with current and former Employees; (ii) for a period of 6 months thereafter, honour and perform, or cause the Company to honour and perform, all of the obligations of the Company and any of its subsidiaries under any of the Company Plans (except that: (A) the treatment of Options, SARs, EAUs, RSUs and DSUs set out in Section 2.5 shall not be a breach of this provision, and (B) the Company is not required to make any awards of share-based compensation pursuant to any of the Company Plans; and (iii) where an Employee is terminated during the 6-month period after the Effective Date pursuant to an Involuntary Termination, provide severance and termination benefits to such Employee in an amount equal to the greater of (A) the severance and termination benefits and payments that would have been payable to such Employee under the applicable Company Plan in effect as of the Effective Time or (B) the severance and termination benefits and payments required under applicable Law. For the purposes of this Section 5.3(f), “Involuntary Termination” shall mean (1) a termination of an Employee by Purchaser or its subsidiaries other than for Cause or (2) a resignation by an Employee due to Constructive Dismissal. “Cause” shall mean (regardless of whether the applicable Employee is employed in Canada) any conduct which would constitute cause at Law in Canada and “Constructive Dismissal” shall mean a material adverse change in an Employee’s terms and conditions of employment or any reduction or modification which would constitute constructive termination under applicable Law in Canada. Clause (iii) of this Section 5.3(f) shall not apply with respect to Employees party to Employment Contracts.

5.4	Mutual Covenants

(1) Subject to the terms and conditions of this Agreement, the Parties shall use their commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement as soon as practicable, including:

(a)	preparing and filing: (i) as promptly as practicable, a request for an advance ruling certificate pursuant to Section 102 of the Competition Act, and if deemed advisable by Purchaser, acting reasonably, a pre-merger notification filing under the Competition Act; (ii) as promptly as practicable, an appropriate filing of a Notification and Report Form pursuant to the HSR Act, and preparing and filing as promptly as practicable, and in any event within such time as requested by the applicable Governmental Entity, all other necessary documents, registrations, statements, petitions, filings and applications for the Regulatory Approvals; and (iii) all other filings required by the competition Laws of other jurisdictions;

(b)	obtaining and maintaining all approvals, clearances, consents, registrations, permits, authorizations and other confirmations required to be obtained from any Governmental Entity or other third party that are necessary, proper or advisable to consummate the transactions contemplated by this Agreement, including the Regulatory Approvals;

(c)	taking appropriate action to oppose, lift or rescind any injunction or restraining or other order seeking to stop, or otherwise adversely affecting its ability to consummate, the Arrangement and to defend, or cause to be defended, any proceedings to which it is a party or brought against it or its directors or officers challenging this Agreement or the consummation of the transactions contemplated hereby; and

(d)	carrying out the terms of the Interim Order and Final Order applicable to it and using commercially reasonable efforts to comply promptly with all requirements which applicable Laws may impose on it or its subsidiaries with respect to the transactions contemplated hereby.

ARTICLE VI

CONDITIONS

6.1	Mutual Conditions Precedent

The obligations of the Parties to complete the transactions contemplated by this Agreement are subject to the fulfillment or waiver, on or before the Effective Time, of each of the following conditions precedent, each of which may only be waived with the mutual consent of the Parties:

(a)	the Arrangement Resolution shall have received the Requisite Approval at the Company Meeting in accordance with the Interim Order;

(b)	the Interim Order and the Final Order shall each have been obtained on terms consistent with the Agreement, and shall not have been set aside or modified in a manner unacceptable to the Company and Purchaser, acting reasonably, on appeal or otherwise;

(c)	Competition Act Clearance, HSR Act Clearance, China Clearance and ECMR Clearance shall have been obtained;

(d)	no statute, rule, regulation or order shall have been enacted or temporary or permanent restraining order or preliminary or permanent injunction or other order shall have been entered or issued, by any Government Authority in each case that has the effect of making the Arrangement illegal or otherwise preventing or prohibiting consummation of the Arrangement; and

(e)	this Agreement shall not have been terminated in accordance with its terms.

6.2	Additional Conditions Precedent to the Obligations of Purchaser

The obligations of Purchaser to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver of each of the following conditions precedent (each of which is for the exclusive benefit of Purchaser and may be waived by Purchaser):

(a)	all covenants of the Company under this Agreement to be performed on or before the Effective Time shall have been duly performed by the Company in all material respects and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date;

(b)

the representations and warranties of the Company set forth in this Agreement shall be true and correct in all respects without regard to any materiality or Material Adverse Effect qualifications contained in them, as of the Effective Time, as though made on and as of the Effective Time (except (i) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date, (ii) other than in the case of representations and warranties referred to in clause (iii) below of this Section 6.2(b), where the failure or failures of such representations and warranties to be so true and correct in all respects, individually or in the aggregate, would not have had or would not reasonably be expected to have a Material Adverse Effect and (iii) in the case of the representations and warranties set forth in the first paragraph of Section (e) of Schedule E hereto and in Section (f) of Schedule E hereto, such representations and warranties shall be true and correct in all respects); and Purchaser shall have received a certificate of the Company addressed to Purchaser and dated the Effective Date, signed on behalf of the Company by a senior executive officer of the Company (on the Company’s behalf and without personal liability), confirming the same as at the Effective Date; and

(c)	the Regulatory Approvals (other than those referred to in Section 6.1(c), above) shall have been obtained.

6.3	Additional Conditions Precedent to the Obligations of the Company

The obligations of the Company to complete the transactions contemplated by this Agreement shall also be subject to the fulfillment or waiver of the following conditions precedent (each of which is for the exclusive benefit of the Company and may be waived by the Company):

(a)	all covenants of Purchaser under this Agreement to be performed on or before the Effective Time shall have been duly performed by Purchaser in all material respects and the Company shall have received a certificate of Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of Purchaser (on behalf of Purchaser and without personal liability), confirming the same as at the Effective Date;

(b)	the representations and warranties of Purchaser set forth in this Agreement shall be true and correct in all material respects as of the Effective Time as though made on and as of the Effective Time, except (i) to the extent that such failure to be true and correct would not have a material adverse effect on the ability of Purchaser to consummate the Arrangement and perform its obligations hereunder, and (ii) for representations and warranties made as of a specified date, the accuracy of which shall be determined as of that specified date and the Company shall have received a certificate of Purchaser addressed to the Company and dated the Effective Date, signed on behalf of Purchaser by a senior executive officer of Purchaser (on behalf of Purchaser and without personal liability), confirming the same as at the Effective Date; and

(c)	Purchaser shall have deposited or caused to be deposited (i) with the Depository in escrow the funds required to effect payment in full of the Consideration to be paid for the Company Shares and (ii) if requested by the Company, with the Company sufficient funds in escrow to pay the Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement.

6.4	Satisfaction of Conditions

The conditions precedent set out in Sections 6.1, 6.2 and 6.3 shall be conclusively deemed to have been satisfied, waived or released when the Certificate of Arrangement is issued by the Director. For greater certainty, and notwithstanding the terms of any escrow arrangement entered into between Purchaser and the Depository, all funds held in escrow by the Depository pursuant to Section 2.9 hereof shall be deemed to be released from escrow when the Certificate of Arrangement is issued by the Director.

ARTICLE VII

ADDITIONAL AGREEMENTS

7.1	Notice and Cure Provisions

No Party may elect not to complete the transactions contemplated pursuant to the conditions set forth herein or any termination right arising therefrom and no payments are payable as a result of such election pursuant to Section 7.4 unless forthwith and in any event prior to the Effective Time, the Party intending to rely thereon has delivered a written notice to the other Parties specifying in reasonable detail all breaches of covenants, representations and warranties or other matters which the Party delivering such notice is asserting as the basis for the non-fulfillment of the applicable condition or termination right, as the case may be. If any such notice is delivered with respect to a breach of covenant, representation or warranty in this Agreement that is capable of being cured, provided that a Party is proceeding diligently to cure such matter, no Party may terminate this Agreement other than pursuant to Sections 8.2(1)(h) and 8.2(1)(k) until the expiration of a period ending the earlier of the following: (i) 10 days from such notice and (ii) the Outside Date if such matter has not been cured by such date.

7.2	Non-Solicitation

(1) Except as expressly provided in this Article VII, the Company shall not, directly or indirectly, through any person, and shall cause its subsidiaries not to: (i) solicit, assist, initiate, knowingly encourage or otherwise knowingly facilitate any inquiries or proposals, whether publicly or otherwise, regarding an Acquisition Proposal, (ii) enter into, continue or participate in any substantive discussions or negotiations with, furnish any information relating to the Company or any of its subsidiaries or offer or provide access to the business, properties, assets, books or records of the Company or any of its subsidiaries or otherwise knowingly cooperate in any way with, any proposals or offers or any other efforts or attempts that constitute, or may lead to, an Acquisition Proposal, (iii) withdraw, qualify or modify (or propose to do so), the approval of the Board of Directors of the Arrangement, (iv) approve or recommend, or propose publicly to approve or recommend, any Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than five business days shall be considered to be a violation of this Section 7.2) or (v) accept or enter into any agreement, understanding or arrangement in respect of an Acquisition Proposal; provided that nothing contained in this Agreement shall prevent the Board of Directors, during the period commencing on the date hereof and ending prior to obtaining the requisite approvals of the Arrangement Resolution by the Company Shareholders, from entering into an agreement (subject to compliance with Section 8.2(1)(e) and Section 7.4) or engaging in discussions or negotiations with or furnishing information to (subject to compliance with Section 7.2(4)) any person who has made a written Acquisition Proposal that the Board of Directors determines in good faith could reasonably be expected to lead to a Superior Proposal.

(2) The Company shall, and shall cause its subsidiaries and the officers, directors, employees, representatives and agents of the Company and its subsidiaries to, immediately terminate any existing discussions or negotiations with any parties (other than Purchaser) with respect to any proposal or matter that constitutes, or may reasonably be expected to lead to, an Acquisition Proposal. The Company agrees not to release (or waive or otherwise forbear in the enforcement of) any third party (other than Purchaser) from any existing or subsequent confidentiality agreement (including, for greater certainty, any standstill provisions except that the Board of Directors may permit such party to make an Acquisition Proposal if the Board of Directors, after consultation with its financial advisors and outside legal counsel, has determined in good faith that doing so could reasonably be expected to lead to a Superior Proposal), and shall not waive the application of the Company Rights Plan in favour of any third party. The Company represents and warrants that as of the date of this Agreement it has not waived any standstill provisions in effect as of the date of this Agreement, whether contained in a confidentiality agreement or otherwise, for any person, other than Purchaser. The Company shall promptly request the destruction of all information provided to any third party which, at any time since January 1, 2007, has entered into a confidentiality agreement with the Company relating to a potential Acquisition Proposal to the extent that such information has not previously been returned or destroyed, and shall use all commercially reasonable efforts to ensure that such requests are honoured in accordance with the terms of such agreement.

(3) The Company shall promptly (and in any event within 24 hours) notify Purchaser of (i) any Acquisition Proposal or inquiry that could reasonably be expected to lead to an Acquisition Proposal, in each case received after the date hereof, (ii) any material amendments to an Acquisition Proposal, (iii) any request for non-public information relating to the Company or any of its subsidiaries or the JV Entities in connection with an Acquisition Proposal or which request could reasonably be expected to lead to an Acquisition Proposal, and (iv) any request for access to the properties, books or records of the Company or any of its subsidiaries by any person that informs the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Any such notice shall include the identity of the person making the Acquisition Proposal or inquiry and a description of the material terms and conditions of any such Acquisition Proposal or amendment or inquiry (and a copy thereof, if in writing). The Company shall keep Purchaser reasonably informed of any material changes to the material terms of any such Acquisition Proposal (as amended, if applicable) and any material changes to the nature of any such inquiry.

(4) If at any time following the date of this Agreement and prior to obtaining the requisite approval of the Arrangement Resolution by the Company Shareholders, the Company receives a request for material non-public information from a person who proposes an Acquisition Proposal and the Board of Directors determines in good faith after consultation with its financial advisors and its outside counsel that such proposal could reasonably be expected to lead to a Superior Proposal, then, and only in such case, the Board of Directors may provide such person with access to information regarding the Company, subject to the execution by such person of a confidentiality agreement having confidentiality, standstill and other terms no more favourable to such person than the equivalent terms of the Confidentiality Agreement (provided that the Board of Directors may permit such person to make an Acquisition Proposal if the Board of Directors, after consultation with its financial advisors and outside legal counsel, has determined in good faith that doing so could reasonably be expected to lead to a Superior Proposal), provided that Purchaser is promptly provided with a list and copies of all information provided to such person not previously provided to Purchaser and is promptly provided with access to information similar to that which was provided to such person and is regularly provided with a reasonably detailed update on the status of the discussions with such person.

(5) The Company shall ensure that its officers and directors and those of its subsidiaries and any financial or other advisors or representatives retained by it are aware of the provisions of this Section 7.2, and it shall be responsible for any breach of this Section 7.2 by any such person or its advisors or representatives.

7.3	Right to Match

(1) Subject to Section 7.3(2), the Company covenants that it will not accept, approve, recommend (or change or withdraw its recommendation relating to the Agreement) or enter into any agreement, understanding or arrangement in respect of a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)) unless:

(a)	an Acquisition Proposal has been made that the Board of Directors determines in good faith constitutes a Superior Proposal;

(b)	the Company has complied with its obligations under Section 7.2 and the other provisions of this Article VII and has provided Purchaser with a copy of the Superior Proposal (together with a written notice regarding the value and financial terms that the Board of Directors has in consultation with its financial advisors ascribed to any non-cash consideration offered under the said Superior Proposal);

(c)	a period (the “Response Period”) of five business days shall have elapsed from the date on which Purchaser received written notice from the Board of Directors that the Board of Directors determined, subject only to compliance with this Section 7.3, to accept, approve, recommend or enter into a binding agreement to proceed with the Superior Proposal;

(d)	if Purchaser has proposed to amend the terms of this Agreement in accordance with Section 7.3(2), the Board of Directors shall have determined that the Acquisition Proposal continues to constitute a Superior Proposal after taking into account the amendments;

(e)	the Company shall have terminated, or shall concurrently terminate, this Agreement pursuant to Section 8.2(1)(e); and

(f)	the Company has previously, or concurrently will have, (i) paid to Purchaser (or as Purchaser may direct by notice in writing) the Termination Fee and (ii) repaid in full any amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder).

(2) During the Response Period, Purchaser will have the right, but not the obligation, to offer to amend the terms of this Agreement. The Board of Directors will review any such proposal by Purchaser to amend the terms of the Agreement, including an increase in, or modification of, the consideration to be received by the Company Shareholders, to determine whether the Acquisition Proposal to which Purchaser is responding would be a Superior Proposal when assessed against the Agreement as it is proposed by Purchaser to be amended. If the Board of Directors does not so determine, the Board of Directors will promptly, and, if requested by Purchaser to do so, publicly, reaffirm its recommendation of the transactions contemplated under this Agreement in the same manner as described in Section (a) of Schedule E hereto. If the Board of Directors does so determine, the Company may after the end of the Response Period approve, recommend, accept or enter into an agreement, understanding or arrangement to proceed with the Superior Proposal.

(3) Each successive amendment to any Acquisition Proposal that results in an increase in, or modification of, the consideration (or value of such consideration) to be received by the Company Shareholders shall constitute a new Acquisition Proposal for the purposes of this Section 7.3 and Purchaser shall be afforded a new Response Period in respect of each such Acquisition Proposal.

(4) If the Response Period would not terminate before the date fixed for the Company Meeting, the Company shall adjourn the Company Meeting to a date that is at least one business day after the expiration of the Response Period.

7.4	Agreement as to Damages

(1) Notwithstanding any other provision hereof relating to the payment of fees, including the payment of brokerage fees, if:

(a)

the Agreement is terminated either by the Company or Purchaser pursuant to Section 8.2(1)(a) in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Company Meeting in accordance with the Interim Order (as contemplated in Section 6.1(a)), but only if prior to the Company Meeting an Acquisition Proposal shall have been made to the Company Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal, and within twelve months of termination of this Agreement, any person or company either (a) acquires, directly or indirectly, more than 50% of the issued and outstanding Company Shares or consolidated assets of the Company or (b) enters into a definitive agreement to acquire, directly or indirectly, more than 50% of the issued and outstanding Company Shares or consolidated assets of the Company; or

(b)	Purchaser shall have terminated this Agreement pursuant to Section 8.2(1)(c) on the basis of any breach by the Company of Section 7.2; or

(c)	Purchaser shall have terminated this Agreement pursuant to Section 8.2(1)(d); or

(d)	the Company shall have terminated this Agreement pursuant to Section 8.2(1)(e);

then the Company shall pay, or cause to be paid, to Purchaser (or as Purchaser may direct by notice in writing), within two business days of the first to occur of the foregoing, the amount of US$15,000,000 (the “Termination Fee”) less any amounts actually paid by the Company to Purchaser pursuant to Section 7.4(2), if any, in immediately available funds to an account designated by Purchaser. Each Party acknowledges that the payment amount set out in this Section 7.4(1) is a payment of liquidated damages that is a genuine pre-estimate of the damages that the Party entitled to such damages will suffer or incur as a result of the event giving rise to such damages and the resultant termination of this Agreement and is not a penalty. The Company irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Subject to Sections 7.4(2), 7.5 and 7.6, the Parties agree that, payment of the amount determined pursuant to this Section 7.4(1) is the sole monetary remedy of Purchaser under this Agreement.

(2) If this Agreement has been terminated by Purchaser pursuant to:

(a)	Section 8.2(1)(a) in circumstances where the Arrangement Resolution did not receive the Requisite Approval at the Company Meeting in accordance with the Interim Order (as contemplated in Section 6.1(a)); or

(b)	Section 8.2(1)(c) (except in the circumstances set forth in Sections 7.4(1)(b)),

then the Company shall, within two business days following the termination of this Agreement, pay to Purchaser (or as Purchaser shall direct) up to a maximum of US$3,000,000 (the “Expense Reimbursement Fee”) on account of its reasonably incurred expenses in connection with this Agreement (the amount of such expenses to be confirmed by Purchaser in writing in reasonable detail).

7.5 Fees and Expenses; Other Payments

Subject to Section 7.4(2), Purchaser shall pay all filing fees payable in connection with the Regulatory Approvals. Subject to Section 7.4(2), each Party shall pay all other fees, costs and expenses incurred by such Party in connection with this Agreement and the Arrangement. Notwithstanding anything to the contrary in this Agreement, if this Agreement is terminated (or, prior to, or concurrent with such termination if the Agreement is terminated pursuant to Section 8.2(1)(e)), then in addition to any other amount payable hereunder to Purchaser (including pursuant to Section 7.4), the Company shall repay in full, or cause to be repaid in full, to Purchaser (or as Purchaser may direct by notice in writing) all amounts owing and/or outstanding under the $250 Million Backstop Credit Facility (including the payment in full of all amounts, fees and expenses payable thereunder) to the extent required in accordance with the terms of the $250 Million Backstop Facility.

7.6 Injunctive Relief and Specific Performance

(1) Upon termination of this Agreement under circumstances where Purchaser is entitled to the Termination Fee, and such fee has been paid in full, Purchaser shall, subject to Section 7.5, be precluded from any other remedy against the Company, at law or in equity or otherwise and Purchaser shall not seek to obtain any recovery, judgment or damages of any kind, including consequential, indirect or punitive damages, against the Company or any of its directors, officers, employees, partners, shareholders or affiliates in connection with this Agreement or the transactions contemplated hereby, other than the $250 Million Backstop Credit Facility and the transactions contemplated thereby; provided that payment by the Company and acceptance by Purchaser of the amounts required to be paid pursuant to Section 7.4 shall not be in lieu of any damages or any other payment or remedy available in the event of any willful or intentional breach by the Company of any of its obligations under this Agreement.

(2) Subject to Section 7.6(1), the Parties acknowledge and agree that an award of money damages would be inadequate for any breach of this Agreement by any Party and that such breach would cause the non-breaching party irreparable harm. The Parties agree that, in the event of any breach or threatened breach of this Agreement by one of the Parties, the non-breaching party will be entitled to obtain equitable relief, including injunctive relief and specific performance of any such covenants or agreements, without the necessity of posting bond or security in connection therewith, and the Parties shall not object to the granting of injunctive or other equitable relief on the basis that there exists an adequate remedy at law. Subject to Section 7.6(1), such remedies will not be the exclusive remedies for any breach of this Agreement, but will be in addition to all other remedies available at law or equity to each of the Parties.

7.7	Access to Information; Confidentiality Agreement

(1) Subject to the restrictions imposed by any applicable Laws, including the Competition Act, the HSR Act or other U.S. antitrust Laws and any applicable foreign antitrust Laws, from the date hereof until the earlier of the Effective Time and the termination of this Arrangement Agreement, (i) the Company shall, and shall cause its subsidiaries and their respective officers, directors, employees, independent auditors, accounting advisers and agents to, afford to Purchaser and the officers, employees, agents and representatives of Purchaser such access as they may reasonably require at all reasonable times for the purpose of facilitating integration business planning, to their officers, employees, agents, properties, books, records and Contracts, and (ii) the Company shall furnish Purchaser with all data and information as it may reasonably request for such purposes. The Parties acknowledge and agree that information furnished pursuant to this Section 7.7 shall be subject to the terms and conditions of the Confidentiality Agreement.

(2) Purchaser acknowledges that the provisions of the Confidentiality Agreement shall continue to apply notwithstanding the execution of this Agreement by the Parties or the announcement of the Agreement. The Company and its Board of Directors consents to, and waives, the provisions of Section 14 of the Confidentiality Agreement with respect to the consummation of the transactions contemplated herein.

7.8	Insurance and Indemnification

(1) From and after the Effective Time, Purchaser shall, and shall cause the Company to, indemnify and hold harmless, to the fullest extent permitted under applicable Law (and to also advance expenses as incurred to the fullest extent permitted under applicable Law), each present and former director, officer, trustee and employee of the Company and its subsidiaries (each, an “Indemnified Person”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, inquiry, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or related to such Indemnified Person’s service as a director, officer, trustee or employee of the Company and/or any of its subsidiaries or services performed by such persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including the approval or completion of this Agreement, the Arrangement or any of the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby. Neither Purchaser nor the Company shall settle, compromise or consent to the entry of any judgment in any claim, action, suit, proceeding or investigation or threatened claim, action, suit, proceeding or investigation involving or naming an Indemnified Person or arising out of or related to an Indemnified Person’s service as a director, officer, trustee or employee of the Company and/or any of its subsidiaries or services performed by such Persons at the request of the Company and/or any of its subsidiaries at or prior to or following the Effective Time without the prior written consent (not to be unreasonably withheld or delayed) of that Indemnified Person.

(2) Prior to the Effective Time, the Company shall and, if the Company is unable to Purchaser shall cause the Company as of the Effective Time to, obtain and fully pay the premium for the extension of the directors’, officers’ and employees’ insurance policies for a claims reporting or run-off and extended reporting period of at least six years from and after the Effective Time with respect to any claim related to any period or time at or prior to the Effective Time from an insurance carrier with the same or better credit rating as the Company’s current insurance carriers with respect to directors’, officers’ and employees’ liability insurance (“D&O Insurance”), and with terms, conditions, retentions and limits of liability that are no less advantageous to the Indemnified Persons than the coverage provided under the Company’s and its subsidiaries’ existing policies with respect to any actual or alleged error, misstatement, misleading statement, act, omission, neglect, breach of duty or any matter claimed against a director, officer or employee of the Company or any of its subsidiaries by reason of him or her serving in such capacity that existed or occurred at or prior to the Effective Time (including in connection with the approval or completion of this Agreement, the Arrangement or the other transactions contemplated by this Agreement or arising out of or related to this Agreement and the transactions contemplated hereby). If the Company for any reason fails to obtain such “run-off” insurance policies as of the Effective Time, the Company shall continue to maintain in effect for a period of at least six years from and after the Effective Time the D&O Insurance in place as of the date hereof with terms, conditions, retentions and limits of liability that are no less advantageous in the aggregate than the coverage provided under the Company’s and its subsidiaries’ existing policies as of the date hereof, or the Company shall purchase comparable D&O Insurance for such six-year period with terms, conditions, retentions and limits of liability that are at least as favourable to the Indemnified Persons as provided in the Company’s existing policies as of the date hereof. Notwithstanding any other provision of this Section 7.8, there shall be no obligation to purchase or maintain D&O Insurance to the extent that the premium therefor exceeds 300% of the premiums currently in effect.

(3) If the Company or Purchaser or any of their successors or assigns shall: (a) amalgamate, consolidate with or merge or wind-up into any other Person and, if applicable, shall not be the continuing or surviving corporation or entity; or (b) transfer all or substantially all of its properties and assets to any Person or Persons, then, and in each such case, proper provisions shall be made so that the successors, assigns and transferees of the Company or Purchaser, as the case may be, shall assume all of the obligations set forth in this Section 7.8.

(4) If any Indemnified Person makes any claim for indemnification or advancement of expenses under this Section 7.8 that is denied by the Company or Purchaser, and a court of competent jurisdiction determines that the Indemnified Person is entitled to such indemnification, then the Company and Purchaser shall pay such Indemnified Person’s costs and expenses, including reasonable legal fees and expenses, incurred in connection with pursuing such claim against the Company or Purchaser.

(5) The rights of the Indemnified Persons under this Section 7.8 shall be in addition to any rights such Indemnified Persons may have under the constating documents of the Company or any of its subsidiaries, or under any applicable Law or under any Contract of any Indemnified Person with the Company or any of its subsidiaries. All rights to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time and rights to advancement of expenses relating thereto in favour of any indemnified person as provided in the constating documents of the Company or any subsidiary of the Company or any Contract, the form of which is in the Data Room as at the date hereof, between such indemnified person and Company or any of its subsidiaries shall survive the Effective Time and shall not be amended, repealed or otherwise modified in any manner that would adversely affect any right thereunder of any such indemnified person.

(6) This Section 7.8 shall survive the consummation of the Arrangement and is intended to be for the benefit of, and shall be enforceable by, the Indemnified Persons and their respective heirs, executors, administrators and personal representatives and shall be binding on the Company and its successors and assigns, and, for such purpose, the Company hereby confirms that it is acting as agent on behalf of the Indemnified Persons.

7.9	Restructuring

(1) Each of the Company and its subsidiaries, as the case may be, shall, prior to the Effective Date, use reasonable efforts to co-operate with Purchaser in structuring, planning and implementing any reorganization of their respective capital, assets and structure as Purchaser may reasonably request, provided that (i) Purchaser shall provide written notice to the Company of any proposed reorganization at least ten days prior to the Effective Time; (ii) any such requested co-operation does not unreasonably interfere with the ongoing operations of the Company and its subsidiaries or delay, impair or prevent the completion of the Arrangement; (iii) the Company and its subsidiaries shall not be obligated to take any action that could result in any Taxes being imposed on, or any adverse Tax or other consequences to, any securityholder of the Company incrementally greater than the Taxes or other consequences to such party in connection with the consummation of the Arrangement in the absence of any such action; (iv) Purchaser shall pay and be responsible for the implementation costs and any direct or indirect costs and liabilities thereof, including employment costs, Taxes and liabilities, that may be incurred to unwind any such reorganization if the Arrangement is not completed, including out-of-pocket costs and expenses for filing fees and external counsel and auditors, which may be incurred; (v) such co-operation does not require the directors, officers, employees or agents of the Company and its subsidiaries to take any action in any capacity other than as a director, officer or employee, as the case may be; (vi) in no circumstances shall the Company or its subsidiaries be required to take any action if the Board of Directors, in its opinion determines that taking such action would be in breach of applicable Laws; and (vii) the effectiveness of any such reorganization shall occur not more than two days prior to the Effective Time; and provided further that it is agreed and understood that no such actions shall be considered to constitute a breach of the representations or warranties or covenants of the Company under this Agreement.

(2) The Company shall co-operate with Purchaser and provide support for any net operating loss, non-capital loss, net capital loss, adjusted cost base and other tax attributes of the Company and its subsidiaries that may be necessary in connection with the pre-closing reorganization, the Arrangement or otherwise, and the Company shall co-operate with Purchaser to determine the nature of any pre-closing reorganizations that might be undertaken and the manner in which they may most effectively be undertaken.

(3) The Company shall use reasonable efforts to refrain from, and to cause its subsidiaries to refrain from, taking any action or entering into any transaction, other than a transaction contemplated by this Agreement, that would reasonably be expected to have the effect of reducing, other than in the ordinary course of business, or eliminating the amount of the tax cost “bump” pursuant to paragraphs 88(1)(c) and (d) of the Tax Act otherwise available to Purchaser and its successors and assigns in respect of the non-depreciable capital properties owned by the Company and its subsidiaries as of the date of this Agreement or acquired by such entities subsequent to the date of this Agreement in accordance with the terms of this Agreement, without first consulting with Purchaser on same. The Company will use its reasonable efforts to address the reasonable concerns expressed by Purchaser in regards to such provisions prior to taking or allowing its subsidiary to take such action or transaction.

7.10	$250 Million Backstop Credit Facility and EDC Facility

Concurrently with the execution and delivery of this Agreement, Purchaser and Company shall enter into the $250 Million Backstop Credit Facility, and Purchaser shall make available to the Company the $250 Million Backstop Credit Facility in accordance with its terms. Concurrently with the execution and delivery of this Agreement, Company and EDC shall enter into the EDC Facility.

7.11	Withholding Rights

Notwithstanding anything in this Agreement or the Plan of Arrangement to the contrary (but subject to the last sentence of this Section 7.11), the Company, the Depository, Purchaser or one or more affiliates or subsidiaries of Purchaser, as the case may be, shall be entitled to deduct and withhold from any amount otherwise payable pursuant to this Agreement or the Plan of Arrangement to any Company Shareholder or holder of Options, SARs, EAUs, RSUs or DSUs, as the case may be, such amounts as are required to be deducted and withheld with respect to the making of such payment under the Tax Act, Taxes Act (United Kingdom), the Code, or any provision of applicable local, state, provincial or foreign Tax Law, in each case, as amended, or the administrative practice of the relevant Governmental Entity administering such Law. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement and the Plan of Arrangement as having been paid to the former holder of the Company Shares or Options, SARs, EAUs, RSUs or DSUs, as the case may be, in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority within the time required and in accordance with applicable Laws. Notwithstanding the above, in the event that any such deduction or withholding is required under the laws of the United Arab Emirates (other than any such deduction or withholding required as of the date hereof), Purchaser shall increase or shall cause to be increased the sum payable as necessary so that after all such United Arab Emirates deductions or withholdings each recipient of a payment receives an amount equal to the sum it would have received had no such deductions or withholdings been made.

7.12 JV Entities

Covenants given by the Company shall not extend to the JV Entities in which it does not directly or indirectly own a controlling interest; provided however, the Company shall use commercially reasonably efforts to comply with the covenants contained in this Agreement as though such covenant extended to the JV Entities if an issue relating to any of the JV entities arises, which issue would be the subject matter of any of the covenants contained in this Agreement but for the fact that the covenants do not extend to the JV Entities, and shall vote its voting interests in the relevant JV Entity in a manner which is consistent with its obligations under this Agreement and the Company shall also exercise any other proper influence in the relevant JV Entity to the extent possible such that the actions of the JV Entity do not result in a breach of any of its representations, warranties and covenants set forth in this Agreement.

ARTICLE VIII

TERM, TERMINATION, AMENDMENT AND WAIVER

8.1	Term

This Agreement shall be effective from the date hereof until the earlier of the Effective Time and the termination of this Agreement in accordance with its terms, provided that if the Effective Time occurs, the agreements in Sections 7.8 and 5.3(e) shall survive in accordance with their terms.

8.2	Termination

(1) This Agreement may:

(a)	subject to Section 7.1, be terminated either by the Company or Purchaser if any condition in Section 6.1 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such terminating Party;

(b)	subject to Section 7.1, be terminated by the Company if any condition in Section 6.3 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by the Company;

(c)	subject to Section 7.1, be terminated by Purchaser if any condition in Section 6.2 becomes incapable of being satisfied in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Purchaser;

(d)	be terminated by Purchaser if the Board of Directors shall have: (i) withdrawn or modified in a manner adverse to Purchaser its approval or recommendation of the Arrangement (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal for a period of more than five business days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)) or (iii) failed to publicly recommend or reaffirm its approval of the Arrangement, after an Acquisition Proposal shall have been made to the Company Shareholders or any person shall have publicly announced an intention to make an Acquisition Proposal, within five business days of any written request by Purchaser, acting reasonably (or in the event that the Company Meeting is scheduled to occur within such five business day period, prior to the date of such meeting);

(e)	be terminated by Company in order to enter into a binding written agreement with respect to a Superior Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4)), subject to compliance with Sections 7.2 and 7.3;

(f)	be terminated either by Purchaser or the Company if the Effective Time does not occur on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result of the breach of a representation, warranty or covenant by the Party terminating this Agreement;

(g)	be terminated by Purchaser if the Company Meeting is not convened and held on or before April 24, 2009;

(h)	be terminated either by Purchaser or the Company if the Arrangement Resolution shall have failed to receive the Requisite Approval at the Company Meeting in accordance with the Interim Order;

(i)	be terminated by the written agreement of the Parties;

(j)	be terminated by the Company if the lender under the $250 Million Backstop Credit Facility shall (i) fail to make any loan under the $250 Million Backstop Credit Facility in accordance with the terms thereof or (ii) fail to observe or perform any other term, covenant, condition or agreement contained in the $250 Million Backstop Credit Facility; or

(k)

be terminated by Purchaser if (i) an Event of Default (as such term is defined in the $250 Million Backstop Credit Facility) has occurred; (ii) if the Company shall fail to make any payment under the $250 Million Backstop Credit Facility after all applicable grace or cure periods under the $250 Million Backstop Credit Facility have expired; or (iii) if the Company shall fail to observe or perform any other term, covenant, condition or agreement contained in the $250 Million Backstop Credit Facility if the

effect of any failure referred to in this clause (ii) is to cause, or to permit the lender under the $250 Million Backstop Credit Facility to cause, the outstanding commitments under the $250 Million Backstop Credit Facility to be terminated or any outstanding Financial Indebtedness under the $250 Million Backstop Credit Facility to become due prior to its stated maturity or become subject to a mandatory prepayment thereof, in each case, prior to the Effective Time.

(2) If this Agreement is terminated in accordance with the foregoing provisions of this Section 8.2, this Agreement shall forthwith become void and of no further force or effect and no Party shall have any further obligations hereunder except as provided in Sections 7.4, 7.5, 7.6 and 7.7 and Article IX, and provided that neither the termination of this Agreement nor anything contained in this Section 8.2 shall relieve any Party from any liability for any willful breach by it of this Agreement.

8.3	Waiver

Any Party may (i) extend the time for the performance of any of the obligations or acts of the other Parties, (ii) waive compliance, except as provided herein, with any of the other Parties’ agreements or the fulfillment of any conditions to its own obligations contained herein, or (iii) waive inaccuracies in any of the other Parties’ representations or warranties contained herein or in any document delivered by the other Parties; provided, however, that any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of all Parties and, unless otherwise provided in the written waiver, will be limited to the specific breach or condition waived.

ARTICLE IX

GENERAL PROVISIONS

9.1	Notices

All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made as of the date delivered or sent if delivered personally or sent by facsimile transmission, or as of the following business day if sent by prepaid overnight courier, to the Parties at the following addresses (or at such other addresses as shall be specified by any Party by notice to the other Parties given in accordance with these provisions):

(a)	if to Purchaser:

International Petroleum Investment Company

PO Box 7528

Abu Dhabi

United Arab Emirates

Attention:    H.E. Khadem Al Qubaisi

Facsimile:

with a copy to:

Torys LLP

79 Wellington Street W.

Suite 3000

Toronto, Ontario M5K 1N2

Attention:    John Emanoilidis

Facsimile:    416 865 7380

(b)	if to the Company:

NOVA Chemicals Corporation

1550 Coraopolis Heights Road

Moon Township, PA 15108

Attention:     Jack Mustoe

Facsimile:

with a copy to:

Osler, Hoskin & Harcourt LLP

Suite 2500 TransCanada Tower

450 - 1st St. S.W.

Calgary, Alberta T2P 5H1

Attention:    Stan Magidson

Facsimile:    403 260 7024

with a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:    David A. Katz

Facsimile:    212 403 2000

9.2	Governing Law

This Agreement shall be governed, including as to validity, interpretation and effect, by the laws of the Province of Alberta and the laws of Canada applicable therein, and shall be construed and treated in all respects as an Alberta contract. Each Party hereby irrevocably attorns to the non-exclusive jurisdiction of the Courts of the Province of Alberta in respect of all matters arising under and in relation to this Agreement and the Arrangement.

9.3	Third Parties

Nothing contained in this Agreement, express or implied is intended to or shall confer on any other person, any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement other than as specifically provided in Sections 2.5, 5.3(f) and 7.8.

9.4	Time of Essence

Time shall be of the essence in this Agreement.

9.5	Entire Agreement, Binding Effect and Assignment

This Agreement shall be binding on and shall enure to the benefit of the Parties and their respective successors and permitted assigns.

This Agreement (including the exhibits and schedules hereto and the information specifically disclosed in writing in the Data Room), the Lock-Up Agreements, the Confidentiality Agreement and the $250 Million Backstop Credit Facility constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the Parties, or any of them, with respect to the subject matter hereof and thereof and this Agreement is not intended to and shall not confer upon any person other than the Parties any rights or remedies hereunder. Neither this Agreement nor any of the rights, interests or obligations hereunder may be assigned by any of the Parties without the prior written consent of all Parties; provided, however, that Purchaser in its sole discretion may (a) assign any or all of its rights, interests and/or obligations under this Agreement to any direct or indirect subsidiary or any affiliate and/or (b) designate one or more of its direct or indirect subsidiaries or affiliates as Purchaser for any or all purposes hereunder, provided that any such assignment shall not relieve Purchaser of any of its obligations hereunder and Purchaser shall guarantee the performance of this Agreement by any such assignee.

9.6	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any applicable rule or Law or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in an acceptable manner to the end that the transactions contemplated hereby are fulfilled to the fullest extent possible.

9.7	Counterparts, Execution

This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

9.8	Amendments

This Agreement and the Plan of Arrangement may, at any time and from time to time before or after the holding of the Company Meeting but not later than the Effective Time, be amended by mutual written agreement of the Parties, and any such amendment may, subject to the Interim Order and Final Order and applicable Laws, without limitation:

(a)	change the time for performance of any of the obligations or acts of the Parties;

(b)	modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	modify any of the covenants herein contained and waive or modify performance of any of the obligations of the Parties; and/or

(d)	modify any mutual conditions precedent herein contained.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

By:	(signed) “H.E. Khadem Al Qubaisi”
Name: H.E. Khadem Al Qubaisi
Title: Managing Director

NOVA CHEMICALS CORPORATION

By:	(signed) “Jeffrey M. Lipton”
Name: Jeffrey M. Lipton
Title: Chief Executive Officer

SCHEDULE A

To the Arrangement Agreement

Regulatory Approvals

Part A – Canada

•

“Competition Act Clearance” means that, on or before the Closing Date, the Commissioner of Competition appointed under the Competition Act (the “Commissioner”) (a) shall have issued an advance ruling certificate under section 102 of the Competition Act in respect of the transactions contemplated by this Agreement, or (b) the applicable waiting period under Part IX of the Competition Act shall have expired or been waived and the Commissioner shall have advised Purchaser in writing that she does not then have grounds on which to initiate proceedings before the Competition Tribunal under the merger provisions of the Competition Act for an order in respect of the transactions contemplated by this Agreement.

•

“Investment Canada Approval” means that the transactions contemplated by this Agreement shall have been reviewed under Part IV of the Investment Canada Act and the Minister responsible for the Investment Canada Act shall have provided written confirmation that he is satisfied or is deemed to be satisfied that the transactions contemplated by this Agreement are likely to be of net benefit to Canada.

Part B – United States

•

“HSR Act Clearance” means the expiration or early termination of all applicable waiting periods under the HSR Act and implementing regulations. Purchaser and the Company shall not extend, directly or indirectly, any waiting periods under the HSR Act or enter into any agreement with the U.S. Federal Trade Commission and/or the U.S. Department of Justice to delay or not to consummate the transactions contemplated hereby, except with the prior written consent of the other party to this Agreement.

•	Clearance from CFIUS under Exon-Florio (“CFIUS Clearance”).

Part C – European Union

•

“ECMR Clearance” means the European Commission issuing a decision under Articles 6(1)(b), 6(2) or 8(2) of the European Council Regulation (EC) 139/2004 (the “Regulation”), or being deemed to have done so under Article 10(6) of the Regulation, declaring the acquisition of the Company by Purchaser or any of its subsidiaries pursuant to the transactions contemplated by this Agreement compatible with the Common Market and, in the event that a request under Article 9(2) of the Regulation has been made by a Member State, the European Commission indicating that it has decided not to refer the transactions contemplated by this Agreement or any matter arising therefrom to a competent authority of a Member State in accordance with Article 9(1) of the Regulation.

Part D – China

•

“China Clearance” means the issuance of a decision or the expiration or early termination of all applicable waiting periods, whichever occurs earlier, under the Anti-Monopoly Law of the People Republic of China, as promulgated by the National People’s Congress on August 30, 2007, and implementing regulations.

Part E – Other/General

•

All other sanctions, rulings, consents, orders, clearances, exemptions, permits and approvals (including the lapse, without objection, of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of any Governmental Entities in any relevant jurisdiction under all applicable foreign antitrust, competition or fair trade laws (other than the Laws applicable to the clearances listed in Section 6.1(c ) of this Agreement) that, in the good faith judgment of Purchaser, are reasonably required to consummate the transactions contemplated by this Agreement.

SCHEDULE B

To the Arrangement Agreement

Arrangement Resolution

See Appendix “A” to the Management Proxy Circular of NOVA Chemicals Corporation.

SCHEDULE C

To the Arrangement Agreement

Plan of Arrangement

See Appendix “B” to the Management Proxy Circular of NOVA Chemicals Corporation.

SCHEDULE D

To the Arrangement Agreement

$250 Million Backstop Credit Facility

CREDIT AGREEMENT

BETWEEN:

NOVA CHEMICALS CORPORATION

AS BORROWER

-and-

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

AS LENDER

DATED AS OF FEBRUARY 23, 2009

(continued)

CREDIT AGREEMENT

THIS AGREEMENT dated as of February 23, 2009

BETWEEN:

NOVA CHEMICALS CORPORATION, a corporation subsisting under the federal laws of Canada, as Borrower

OF THE FIRST PART

- and -

INTERNATIONAL PETROLEUM INVESTMENT COMPANY, a corporation formed under the laws of the Emirate of Abu Dhabi, as Lender

OF THE SECOND PART

WHEREAS the Borrower has requested and the Lender has agreed to enter into this Agreement to establish a credit facility in favour of the Borrower on the terms and conditions set forth in this Agreement.

NOW THEREFORE, in consideration of the covenants and agreements herein contained, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, the following terms shall have the meanings set forth below (unless something in the subject matter or context is inconsistent therewith):

“2009 Notes” means the Borrower’s US$250,000,000 7.4% notes due 2009 issued pursuant to the Indenture dated as of January 14, 1999 between the Borrower and the Trustee.

“Advance” means the advance of the Loan to be made in accordance with Section 2.1.

“Affiliate” means, with respect to any Person, each other Person that directly or indirectly (through one or more intermediaries or otherwise) controls, is controlled by or is under common control with such Person; and a Person shall be deemed to be “controlled by” any other Person if such other Person possesses, directly or indirectly, (i) the power to vote greater than 50% of the securities (on a fully-diluted basis) having ordinary voting power for the election of directors or managing general partners, or (ii) the power to direct or cause the direction of the management and policies of such Person, whether by contract or otherwise.

“Agreement” means this credit agreement together with the Schedules (which form an integral part hereof) as originally executed by the Parties hereto, as the same may be amended, supplemented or replaced from time to time in accordance with the provisions hereof.

“Alternate Debt Issuance” means any issuance of any Debt or the entering into of any credit facility by the Borrower after the date hereof, but excluding the ¢¢¢¢¢.

“¢¢¢¢¢ Facility” means the proposed Cdn$10,000,000 unsecured loan facility from ¢¢¢¢¢¢¢¢¢¢ to the Borrower or any of its Subsidiaries under the ¢¢¢¢¢¢¢¢¢¢.

“Arrangement Agreement” means the Arrangement Agreement between the Lender and the Borrower dated February 23, 2009, as amended from time to time.

“Attributable Debt” means, in respect of any operating lease entered into by the Borrower or a Restricted Subsidiary as lessee with a present value in excess of U.S. $500,000, the present value (discounted at the rate of interest implicit in such transaction, determined in accordance with GAAP) of the net lease payments of the lessee, including all rent and payments to be made by the lessee in connection with the return of the leased property, during the remaining term of the lease (including any period for which such lease has been extended or may, at the option of the lessor, be extended) but excluding amounts required to be paid on account of insurance, taxes, assessments, utility, operating and labour costs and similar charges and also excluding real property leases entered into in the ordinary course of business.

“Banking Day” means a day, other than a Saturday or Sunday, on which banks are open for business in Calgary (Alberta), Toronto (Ontario), Abu Dhabi (United Arab Emirates) and New York (New York).

“Borrower” means NOVA Chemicals Corporation, a corporation subsisting under the federal laws of Canada.

“Borrower’s Counsel” means Osler, Hoskin & Harcourt LLP or any other counsel selected by the Borrower from time to time and acceptable to the Lender, acting reasonably.

“Cdn. Dollars” and “Cdn. $” mean lawful money of Canada for the payment of public and private debts.

“Commitment” means $250,000,000.

“Commodity Agreement” means any agreement for the physical purchase, sale or exchange of any commodity which is entered into by the Borrower or any Restricted Subsidiary.

“Compliance Certificate” means a certificate signed by an officer of the Borrower, in substantially the form attached as Schedule A.

“Consolidated Assets” means, at the end of any Fiscal Quarter, the consolidated assets of the Borrower, as determined in accordance with GAAP and by reference to the Financial Statements.

“Consolidated Available Liquidity” means, as of April 1, 2009 (but without giving effect to any Advance or the repayment of the 2009 Notes), the aggregate amount by which (A) (i) cash and short-term investments (other than asset-backed commercial paper) held by the Borrower and shown as cash on the consolidated balance sheet of the Borrower plus (ii) available and undrawn revolving loan commitments under the Credit Agreements (other than the Credit Facility and, to the extent it is no longer effective, the RBC Facility), any Alternate Debt Issuance and any other Debt facilities of the Borrower and its Subsidiaries (including, for greater certainty, undrawn amounts under any committed Permitted Securitization Program provided that the applicable Loan Party has eligible receivables that could be sold into such Permitted Securitization Program in order to obtain further sale proceeds) minus (iii) the face amount of all outstanding letters of credit of the Borrower and its Subsidiaries (except to the extent already deducted in the calculation under clause (ii) above) exceeds (B) US$175,000,000.

“Consolidated Cash Flow” means, for any period and as determined in accordance with GAAP on a consolidated basis in respect of the Borrower and without duplication, (i) net income, plus (ii) those amounts deducted in determining such net income for Consolidated Interest Expense, plus (iii) the provision for income taxes (including future income taxes), plus (iv) all non-cash expenses, and depreciation and amortization expense deducted in determining such net income, less (v) all non-cash items added in determining such net income; provided, however, that (A) each of the foregoing amounts shall exclude (without duplication) the amount or the effect of any extraordinary gains or losses for such period (including, without limitation, gains and losses resulting from sales of assets), (B) Consolidated Cash Flow shall exclude amounts which would otherwise be included therein and which are attributable to the income, expenses and other relevant amounts of any Unrestricted Subsidiary, except to the extent of cash which would represent that Unrestricted Subsidiary’s contribution to Consolidated Cash Flow and which is actually received, free and clear of any recourse or adverse claims of any creditors of such Unrestricted Subsidiary, by the Borrower or any Restricted Subsidiary, (C) Consolidated Cash Flow shall be reduced by an amount equal to the lesser of (y) any Unrestricted Subsidiary’s aggregate contribution to Consolidated

Cash Flow under (B) above since December 31, 2007 and (z) the aggregate amount of any equity investments or intercompany loans made to such Unrestricted Subsidiary since December 31, 2007 and (D) Consolidated Cash Flow shall be adjusted to include or exclude, as applicable, any Consolidated Cash Flow associated with any acquisition or disposition (the net proceeds of which exceed 5% of the Consolidated Assets as shown on the most recent Financial Statements) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (as determined in a manner satisfactory to the Lender, acting reasonably).

“Consolidated Interest Expense” means, in respect of any period and as determined in accordance with GAAP on a consolidated basis in respect of the Borrower and without duplication, (i) capitalized interest expense for such period, plus (ii) the aggregate cost of obtaining short-term and long-term advances of credit, reported as interest expense on the income statement for such period, including interest charges, the interest component of capital leases, discounts and stamping fees payable in respect of bankers’ acceptances and commitment or standby fees, plus (iii) dividends declared on preferred shares for such period (other than dividends payable to the Borrower or a Restricted Subsidiary), less (iv) interest income (excluding interest income earned by any Unrestricted Subsidiary); provided, however, that (A) Consolidated Interest Expense shall exclude any amounts which are attributable to the Debt of any Unrestricted Subsidiary and (B) Consolidated Interest Expense shall be adjusted to include or exclude, as applicable, any Consolidated Interest Expense associated with any Debt incurred or repaid in connection with any acquisition or disposition (the net proceeds of which exceed 5% of Consolidated Assets as shown on the most recent Financial Statements) made within the applicable period, as if that acquisition or disposition had been made at the beginning of such period (as determined in a manner satisfactory to the Lender, acting reasonably).

“Consolidated Shareholders’ Equity” means, at any time, the aggregate of (i) consolidated shareholders’ equity of the Borrower, as determined in accordance with GAAP and by reference to most recent Financial Statements and (ii) the Huntsman Preferred Stock to the extent shown as a liability on such Financial Statements.

“Contaminants” means those substances, pollutants, wastes and special wastes which are defined as contaminants, hazardous, toxic or a threat to public health or to the Environment under any applicable Environmental Law, including any radioactive materials, urea formaldehyde foam insulation, asbestos or polychlorinated biphenyls (PCB’s).

“Credit Agreements” means, collectively, (a) the Credit Agreement dated as of August 14, 2008 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (b) the TD Credit Agreement, (c) the Credit Agreement dated as of March 2, 2007 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (d) the Credit Agreement dated as of January 20, 2006 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto; as amended by the First Amending Agreement dated January 28, 2009 and the Second Amending Agreement dated January 28, 2009; (e) the EDC Facility, (f) agreements governing any Alternate Debt Issuances, (g) the RBC Facility and (h) ¢¢¢¢¢¢¢¢¢¢.

“Credit Facility” means the credit facility established pursuant to Section 2.1;

“Debt” means, with respect to any Person, the following determined on a consolidated basis and without duplication:

(i)	indebtedness for borrowed money;

(ii)	obligations arising pursuant to bankers’ acceptances (including payment and reimbursement obligations in respect thereof) or letters of credit and letters of guarantee (including reimbursement obligations and indemnities in respect thereof) supporting obligations which would constitute Debt within the meaning of this definition;

(iii)	obligations under guarantees, indemnities, assurances, legally binding comfort letters or other contingent obligations relating to the indebtedness for borrowed money of any other Person or the obligations of any other Person which would constitute Debt within the meaning of this definition and all other obligations incurred for the purpose of or having the effect of providing financial assistance to another Person in respect of indebtedness for borrowed money or such other Debt obligations, including, without limitation, endorsements of bills of exchange (other than for collection or deposit in the ordinary course of business);

(iv)	the capitalized amount of all obligations created or arising under: (A) any conditional sales agreement or other title retention agreement or (B) any capital lease;

(v)	the outstanding amount of any receivables securitization program including any Permitted Securitization Program; and

(vi)	Attributable Debt in excess of the maximum amount permitted by Section 6.2(f).

“Debt Rating” means the rating that has been most recently announced by each Designated Rating Agency for any class of non-credit enhanced long-term senior unsecured debt issued by the Borrower or any Restricted Subsidiary, as applicable.

“Debt to Cash Flow Ratio” means, at the end of any Fiscal Quarter, the ratio of Net Consolidated Debt to Consolidated Cash Flow, as at and for the preceding 12 month period; provided that, for the purposes of calculating the Debt to Cash Flow Ratio as at the end of the Fiscal Quarter ending March 31, 2009 (but only if the audited Financial Statements for the Fiscal Year ended December 31, 2008 are not qualified in any material respect by the Borrower’s auditors), the Consolidated Cash Flow shall include the Fiscal Quarter ending March 31, 2008 and shall exclude the Fiscal Quarter ending December 31, 2008.

“Default” means any event or condition which, with the giving of notice, lapse of time or upon a declaration or determination being made (or any combination thereof), would constitute an Event of Default.

“Designated Rating Agencies” means S&P and Moody’s, and “Designated Rating Agency” means either of them.

“Distribution” means:

(i)	any declaration or payment of dividends, partnership or trust distributions or other capital distributions by the Borrower or any Restricted Subsidiary other than in favour of the Borrower or another Restricted Subsidiary; or

(ii)	any redemption, retraction, purchase or other acquisition of shares, partnership interests or trust units, directly or indirectly, in the capital of the Borrower or any Restricted Subsidiary other than where the proceeds thereof are paid to the Borrower or another Restricted Subsidiary;

whether any of the foregoing is made, paid or satisfied in or for cash, property or both.

“Drawdown” means the drawing of the Advance.

“Drawdown Date” means April 1, 2009.

“EDC Facility” means the credit facility among Export Development Corporation and certain of the lenders under the TD Facility, as lender, and Nova Chemicals (Canada) Ltd., as borrower, dated February 22nd, 2008 which shall provide no less than U.S.$150,000,000 of available loan commitments as of such date;

“Effective Date” means the later of February 23, 2009 and the date on which all of the conditions precedent set forth in Section 7.1 have been satisfied (or waived in writing by the Lender in accordance with Section 7.3).

“Environment” means each and every component of the earth, including, without limitation, all layers of the atmosphere, air, land (including, without limitation, all underground spaces and cavities and all lands submerged under water), soil, water (including, without limitation, surface and underground water), organic and inorganic matter and living organisms, and the interacting natural systems that include the components referred to in this definition.

“Environmental Laws” means any Laws relating, in whole or in part, to the protection or enhancement of the Environment, including with respect to occupational safety, product liability, public health, public safety and transportation or handling of dangerous goods.

“Event of Default” means each of the events described in Section 8.1.

“Excluded Taxes” shall mean, with respect to the Lender, taxes imposed on or measured by its overall net income (however denominated), and franchise taxes imposed on it (in lieu of net income taxes), by a jurisdiction (or any political subdivision thereof) as a result of the recipient being organized or having its principal office in such jurisdiction.

“Existing Securitization Program” means the receivables purchase transactions effected pursuant to the following agreements and the documents executed in connection therewith:

(i)	the Second Amended and Restated Receivables Purchase Agreement dated as of May 7, 2007, as amended, among the Borrower and NOVA Chemicals (Canada) Ltd. as sellers, JPMorgan Chase Bank, NA, as agent, and various purchasers party thereto, having purchaser commitments of ¢¢¢¢¢ as at the date hereof;

(ii)	(A) the Second Amended and Restated Receivables Purchase Agreement dated as of November 8, 2006, as amended, among NOVA Chemicals Receivables Corporation, as seller, Citicorp North America, Inc., and The Bank of Nova Scotia as managing agents, JPMorgan Chase Bank, NA, as administrative agent and a managing agent, and various purchasers party thereto, having purchaser commitments of ¢¢¢¢¢ as at the date hereof, and “Related Security” and “Collections” related thereto (as such terms are defined in the agreements referred to above) and (B) the Receivables Sale Agreement dated as of October 29, 1999 among NOVA Chemicals Receivables Corporation, as buyer, and NOVA Chemicals Inc., as seller;

as amended, renewed or restated from time to time, provided that the property that is the subject matter of such purchases, with limited exceptions, continues to be, “Receivables” and all “Collections”, each “Collection Account”, all “Related Security” and all other rights and payments relating to such “Receivables” (as each such term is defined in the applicable agreement identified above), consisting generally of accounts receivable arising in connection with the sale of goods or the rendering of services.

“Financial Statements” means the financial statements of the Borrower (including the notes thereto) which shall be consolidated unless expressly provided otherwise and shall include a balance sheet, a statement of earnings (or loss) and a statement of cash flows, together with comparative figures in each case (where a comparative period on an earlier statement exists), all prepared, maintained and stated in accordance with GAAP.

“Fiscal Quarter” means a three month period ending on March 31, June 30, September 30 or December 31 of a Fiscal Year.

“Fiscal Year” means a twelve month period ending on December 31.

“GAAP” means generally accepted accounting principles which are in effect from time to time in Canada as recommended in the Handbook of the Canadian Institute of Chartered Accountants.

“Governmental Authority” means:

(i)	any government, parliament or legislature, any regulatory or administrative authority, agency, commission or board, judicial, administrative or arbitral court, authority, tribunal or commission and any other statute, rule or regulation making entity having jurisdiction, in each case under applicable Laws, in the relevant circumstances; and

(ii)	any person acting under the authority of any of the foregoing or under a statute, rule or regulation thereof.

“Governmental Authorization” means, in respect of any transaction, Person or event, any authorization, exemption, license, permit, franchise or approval from, or any filing or registration with, any Governmental

Authority applicable to such transaction, Person or event or to any of such Person’s business, undertaking or property, including those required under any Environmental Law, and “Governmental Authorizations” means any and all of the foregoing.

“Guarantor” means each of the Restricted Subsidiaries.

“Hedging Agreement” means:

(i)	any agreement providing for options, swaps, floors, caps, collars, forward sales or forward purchases involving interest rates, commodities or commodity prices, equities, currencies, bonds or indexes based on any of the foregoing;

(ii)	any option, futures or forward contract traded on an exchange; or

(iii)	any other derivative agreement or other similar agreement or arrangement.

“Indemnified Taxes” shall mean all Taxes other than Excluded Taxes.

“Huntsman Preferred Stock” means the Series A Preferred Stock of NOVA Chemicals Inc.

“Huntsman Preferred Stock Obligations” means the obligations of: (i) NOVA Chemicals Inc. (formerly, NOVA Chemicals (USA) Inc.) under the total return swap transaction entered into with The Bank of Nova Scotia as initially evidenced by way of a confirmation dated June 15, 2001 as such confirmation was amended and restated in its entirety by way of a confirmation dated October 11, 2002 and as further amended and restated in its entirety by way of a confirmation dated May 9, 2003 as amended by a first amendment thereto dated as of December 31, 2003, a second amendment thereto dated as of February 15, 2004, a third amendment thereto dated as of July 20, 2004 and a fourth amendment thereto dated as of April 26, 2005, a fifth amendment thereto dated September 15, 2005, and as further amended and restated in its entirety by way of a confirmation dated March 1, 2006, and as further amended and restated in its entirety by way of a confirmation dated February 28, 2007 as amended by a first amendment thereto dated October 11, 2007, as further amended and restated in its entirety by way of a confirmation dated December 5, 2008 and amended by an amendment dated December 5, 2008 and as further amended from time to time; and (ii) the Borrower under a guarantee dated June 15, 2001 granted by the Borrower in favour of The Bank of Nova Scotia in respect of the obligations of NOVA Chemicals Inc. under such total return swap transaction as amended from time to time.

“Increase Trigger Event” means the occurrence of any of the following events:

(i)	termination of the Arrangement Agreement by either the Borrower or Lender pursuant to Section 8.2(1)(a) of the Arrangement Agreement as a result of any condition in Section 6.1 of the Arrangement Agreement having become incapable of being satisfied in circumstances where the failure to satisfy any such condition was not the result, directly or indirectly, of a breach of the Arrangement Agreement by either the Borrower or Purchaser as the case may be; or

(ii)	termination of the Arrangement Agreement by either the Borrower or Lender pursuant to Section 8.2(1)(f) of the Arrangement Agreement as a result of the Effective Time having not occurred on or prior to the Outside Date, provided that the failure of the Effective Time to so occur is not the result, directly or indirectly, of the breach of a representation, warranty or covenant by either the Borrower or Purchaser as the case may be;

All capitalized terms used in this definition of “Increase Trigger Event” and not otherwise defined herein have the meaning ascribed thereto in the Arrangement Agreement.

“Interest Coverage Ratio” means, at the end of any Fiscal Quarter, for the preceding twelve month period, the ratio of Consolidated Cash Flow to Consolidated Interest Expense for such period as determined by reference to the Financial Statements; provided that, for the purposes of calculating the Interest Coverage Ratio as at the end of the Fiscal Quarter ending March 31, 2009 (but only if the audited Financial Statements for the Fiscal Year ended December 31, 2008 are not qualified in any material respect by the Borrower’s auditors), the Consolidated Cash Flow shall include the Fiscal Quarter ending March 31, 2008 and shall exclude the Fiscal Quarter ending December 31, 2008.

“Laws” means all constitutions, treaties, laws (including principles of common law and equity), statutes, codes, ordinances, orders, decrees, rules, regulations and municipal by-laws, whether domestic, foreign or international, any and all judgments, orders, writs, injunctions, decisions, rulings, decrees and awards of any Governmental Authority, and any policies, directives, voluntary restraints, practices or guidelines of any Governmental Authority having the force of law and binding on the Borrower or any Subsidiary or any of their property and assets.

“Lender” means International Petroleum Investment Company, a corporation formed under the laws of the Emirate of Abu Dhabi.

“Lien” means any mortgage, charge, pledge, lien, hypothec, assignment by way of security, conditional sale or title retention agreement (including, without limitation, a capital lease but excluding an operating lease), security created under the Bank Act (Canada) or any other encumbrance or security interest, howsoever created or arising, whether absolute or contingent, fixed or floating, legal or equitable, perfected or otherwise, and any other interest in property or assets that, in each case, secures payment or performance of an obligation, but does not include a right of set-off created in the ordinary course of business (other than a cash deposit intended to secure payment or performance of an obligation).

“Loan” shall have the meaning ascribed thereto in Section 2.1.

“Loan Documents” means this Agreement, all certificates and notices given by the Borrower hereunder and the Subordination Agreements and Restricted Subsidiary Guarantees given by each Restricted Subsidiary from time to time hereunder.

“Loan Indebtedness” means the aggregate, at any time, of:

(i)	the principal amount of the Loan then outstanding;

(ii)	all accrued and unpaid interest including interest on overdue and unpaid interest payable by the Borrower hereunder; and

(iii)	all fees, indemnities and other amounts payable by the Borrower hereunder or under the other Loan Documents.

“Loan Parties” means the Borrower and the Guarantors and “Loan Party” means any of them.

“Material Adverse Effect” means, collectively, (A) a Transaction Material Adverse Effect, or (B) any event(s), act(s) or condition(s) that individually or in the aggregate have or would reasonably be expected to have a material adverse effect upon:

(i)	the ability of the Loan Parties to perform their obligations under the Loan Documents; or

(ii)	the validity or enforceability of any of the Loan Documents or any rights or remedies under any thereof against the Loan Parties.

“Material Financial Indebtedness”, means any Debt with a principal amount (or a payment obligation on a marked-to-market basis) in excess of US$25,000,000;

“Maturity Date” means June 30, 2010.

“Maximum Borrowing Amount” means the difference, as of April 1, 2009, of (A) the lesser of (i) the Commitment and (ii) the amount of principal due and payable on April 1, 2009 under the 2009 Notes minus (B) Consolidated Available Liquidity.

“Moody’s” means Moody’s Investors Services, Inc. and its successors, or any replacement rating agency acceptable to the Lender.

“Net Cash Proceeds” means the cash proceeds of any Alternate Debt Issuance, net of any upfront fees or commissions, directly related thereto.

“Net Consolidated Debt” means, at the end of any Fiscal Quarter and as determined on a consolidated basis, all Debt of the Borrower, less (i) the aggregate amount of all cash and short-term investments (other than asset-backed commercial paper) held by the Borrower and shown as cash on the consolidated balance sheet of the Borrower; provided that such cash and short-term investments (or the applicable financial institutions) are rated at least A-1 (or A-2 in the case of commercial paper) by S&P or P-1 (or P-2 in the case of commercial paper) by Moody’s and are not encumbered by any Liens and (ii) the Huntsman Preferred Stock to the extent included in such Debt of the Borrower; and provided further that Net Consolidated Debt shall exclude the Debt, cash and short-term investments of any Unrestricted Subsidiaries, and shall also exclude any cash or short-term deposits which are not on deposit with or issued by a lender or an Affiliate of a Lender under the TD Facility.

“Non-Recourse Debt” means indebtedness (and all renewals, extensions and refinancings of such indebtedness) incurred by the Borrower or a Restricted Subsidiary to an arm’s length lender to finance the construction, development, improvement or acquisition of assets where the recourse of the lender of such indebtedness (or any agent, trustee, receiver or other person acting on behalf of the lender in respect of such indebtedness) against the Borrower or any Restricted Subsidiary, or any judgment in respect of such indebtedness, is limited, in all circumstances (other than in respect of false or misleading representations, warranties and covenants customary in limited recourse financing, in respect of which the lender’s recourse may be expanded to include recourse against the Borrower or such Restricted Subsidiary, as applicable, on an unsecured basis) to the assets constructed, developed, improved or acquired (including all personal property arising from or relating to such assets); provided that such indebtedness is incurred within 270 days after the relevant assets are constructed, developed, improved or acquired (although if a commitment in respect of such indebtedness is obtained prior to or within such 270 day period and the related security interest is created within 90 days after the expiration of the 270 day period, such indebtedness shall be deemed to comply with the requirements of this proviso).

“Noon Rate” means, in relation to the conversion of one currency into another currency, the rate of exchange for such conversion as quoted by the Bank of Canada (or, if not so quoted, the spot rate of exchange quoted for wholesale transactions by HSBC Bank Canada in Toronto, Ontario in accordance with its normal practice) at approximately 12:00 noon (Toronto, Ontario local time) on the Banking Day that such conversion is to be made, or if such conversion is to be made before 12:00 noon on the date immediately preceding the Banking Day of conversion.

“Notice of Drawdown” means a notice by the Borrower to the Lender substantially in the form of Schedule C.

“Organizational Documents” shall mean, with respect to any person, (i) in the case of any corporation, the certificate of incorporation and by-laws (or similar documents) of such person, (ii) in the case of any limited liability company, the certificate of formation and operating agreement (or similar documents) of such person, (iii) in the case of any limited partnership, the certificate of formation and limited partnership agreement (or similar documents) of such person, (iv) in the case of any general partnership, the partnership agreement (or similar document) of such person and (v) in any other case, the functional equivalent of the foregoing.

“Other Taxes” shall mean all present or future stamp, recording, documentary, excise, transfer, sales, property or similar taxes, charges or levies arising from any payment made hereunder or under any other Loan Document or from the execution, delivery or enforcement of, or otherwise with respect to, this Agreement or any other Loan Document.

“Other TD Credit Agreements” means the Credit Agreements referred to in clause (a), (c) and (d) of the definition thereof.

“Parties” means the Borrower and the Lender and their respective successors and permitted assigns, and “Party” means, as the context requires, any one of the Parties.

“Patriot Act” means the U.S. Federal Act entitled Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, Pub. L. 107-56, signed into U.S. law on October 26, 2001.

“Pembina Storage Lien” means the subordinated debenture dated June 24, 2003 in the principal amount of Cdn.$90,000,000 which encumbers the Fixed Charge Assets located in Alberta and was granted by the Borrower to Pembina Pipeline Corporation as collateral security for the Borrower’s obligations under the storage agreement dated May 13, 2003 between the Borrower, DOW Chemical Canada Inc. and Fort Saskatchewan Ethylene Storage Limited Partnership.

“Permitted Contest” means action taken by the Borrower or a Restricted Subsidiary in good faith by appropriate proceedings diligently pursued to contest any Taxes, claim or Lien; provided that:

(i)	the Borrower or such Restricted Subsidiary has established reasonable reserves therefor if and to the extent required by GAAP; and

(ii)	proceeding with such contest could not have a Material Adverse Effect.

“Permitted Debt” means (i) Debt owing to Borrower, (ii) Debt owing to any Restricted Subsidiary which is party to a Subordination Agreement, (iii) Debt owing under the TD Credit Agreement and the Secured Swap Obligations, (iv) Debt owing under the RBC Credit Agreement, (v) Debt owing under the TD Credit Agreements, (vi) Debt owing under this Agreement, (vii) Debt owing under the Public Indentures in existence on the Effective Date, (viii) Debt owing under the Existing Securitization Program, (ix) Debt owing under capital leases in existence on the Effective Date, (x) Debt owing under a Permitted New Financing and (xi) other Debt not to exceed the U.S. Equivalent of $10,000,000.

“Permitted Distributions” means Distributions made in the ordinary course of business in respect of or in connection with any stock option, equity appreciation, profit sharing or any other similar incentive based or compensation program in respect of the Borrower’s or any Subsidiary’s current or former officers, directors or employees.

“Permitted Hedging” means non-speculative (i) Hedging Agreements and Commodity Agreements in existence on the Effective Date and entered into in compliance with the TD Credit Agreement (including the Huntsman Preferred Stock Obligations), (ii) currency Hedging Agreements with a term not exceeding 60 days and (iii) Commodity Agreements for the purchase of natural gas and other feedstock.

“Permitted	Liens” means, with respect to the Borrower or any Restricted Subsidiary:

(i)	undetermined or inchoate Liens arising in the ordinary course of and incidental to construction or current operations of such Person (including, without limitation, liens of carriers, builders, warehousemen, mechanics, materialmen and landlords) which have not been filed pursuant to law against such Person or in respect of which no steps or proceedings to enforce such Lien have been initiated or which relate to obligations which are not due or delinquent or such Liens are subject to a Permitted Contest;

(ii)	Liens incurred or created in the ordinary course of business and in accordance with sound industry practice in respect of the joint operation of production or processing facilities as security in favour of any other person conducting the development or operation of the property to which such Liens relate for its portion of the costs and expenses of such development or operation, provided such costs or expenses are not due or delinquent or such Liens are subject to a Permitted Contest;

(iii)	easements, rights-of-way, covenants, oil and gas leases, production payments, mineral and royalty interests, servitudes, licenses, zoning or other similar rights or restrictions in respect of property owned, leased or otherwise held by such Person, whether or not recorded (including, without limitation, rights-of-way and servitudes for railways, sewers, drains, pipe lines, gas and water mains, electric light and power and telephone or telegraph or cable television conduits, poles, wires and cables) which, either alone or in the aggregate, do not materially detract from the value of such property or materially impair its use in the operation of the business of such Person;

(iv)	any Lien or trust arising in connection with workers’ compensation, unemployment insurance, pension and employment laws or regulations; provided that each such Lien or trust must only secure sums not overdue or sums subject to a Permitted Contest;

(v)	the right reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, easement, license, franchise, grant or permit acquired by such Person, or by any statutory provision to terminate any such lease, easement, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi)	Liens for Taxes, assessments or other governmental charges or levies which are not at the time delinquent or such Liens are subject to a Permitted Contest;

(vii)	all reservations in the original grant from the Crown of any lands and premises or any interests therein and all statutory exceptions, qualifications and reservations in respect of title;

(viii)	public and statutory Liens not yet due arising by operation of Law;

(ix)	Liens resulting from the deposit of cash as security when the Borrower or a Restricted Subsidiary is required to do so by a Governmental Authority or Liens (including, for certainty, the Pembina Storage Lien) granted in the ordinary course of business for the purpose of carrying on same in connection with licences, tenders or similar matters or contracts for the purchase, storage or transportation of consumable fuel, power or feedstock supplies (or to collateralize letters of credit issued in support of such contracts) or to secure surety or appeal bonds or to secure costs of litigation when required by law; provided that (A) each of the foregoing Liens must only secure sums not overdue or sums subject to a Permitted Contest and (B) in the case of any of the foregoing Liens (excluding the Pembina Storage Lien), no such Liens shall encumber all or substantially all of the assets of the grantor;

(x)	judgment Liens, but only for so long as enforcement thereof is stayed (whether by appeal and bonding, order of a court, agreement, or otherwise) or such Liens are subject to a Permitted Contest;

(xi)	the interest of any owner in goods delivered on consignment prior to the transfer of title to the Borrower or any Restricted Subsidiary;

(xii)	any Lien in favour of the Borrower or in favour of a Restricted Subsidiary which is party to an outstanding Restricted Subsidiary Guarantee and a Subordination Agreement;

(xiii)	imperfections in title and restrictions on any property existing at the time such property was acquired and not created in contemplation of such acquisition and in respect of which the Borrower or the applicable Restricted Subsidiary has provided to the Lender an undertaking to have such imperfection or restriction remedied or removed within 120 days of the date such property was acquired;

(xiv)	any Lien on any asset or undertaking of a Restricted Subsidiary which exists prior to the date on which it becomes a Restricted Subsidiary and which was not incurred in contemplation of such Person becoming a Restricted Subsidiary and in respect of which the applicable Restricted Subsidiary has provided to the Lender an undertaking to have such Lien discharged within 120 days of the date such Restricted Subsidiary became a Restricted Subsidiary;

(xv)	Liens incurred or created in the ordinary course of business in favour of partners, co-owners or joint venturers arising pursuant or in relation to partnership, co-ownership or joint venture agreements, provided the obligations secured by such Liens are not Debt and are not due or delinquent or such Liens are subject to a Permitted Contest;

(xvi)	leases or subleases of property granted by the Borrower or any Restricted Subsidiary in the ordinary course of business;

(xvii)	any Liens which secure Non-Recourse Debt permitted hereunder;

(xviii)	Liens created by any Permitted Securitization Program;

(xix)	Liens in the form of cash collateral which is posted as security for the Huntsman Preferred Stock Obligations (whether posted before or after January 29, 2009); provided that the aggregate principal amount of such cash collateral does not exceed ¢¢¢¢¢;

(xx)	Liens in the form of cash collateral which is wholly funded by an unsecured lender to collateralize any bankers’ acceptances or letters of credit which are outstanding under any unsecured credit facility established by such lender in favour of the Borrower or any Restricted Subsidiary; provided that such cash collateral may only be funded after the commencement of insolvency proceedings by or against the Borrower or such Restricted Subsidiary;

(xxi)	any lien in respect of paragraph (vi) in the definition of Permitted New Financing;

(xxii)	any other Liens not referred to in this definition of Permitted Liens but only if the aggregate amount secured by all such Liens does not exceed the greater of U.S.$35,000,000 and 5% of Consolidated Shareholders’ Equity (as determined at the time such Liens are incurred); and

(xxiii)	any extension, renewal, alteration, substitution or replacement, in whole or in part, of any Lien referred to in the foregoing clauses, provided the extension, renewal, alteration, substitution or replacement of such Lien is limited to all or any part of the same property that secured the Lien extended, renewed, altered, substituted or replaced and the principal amount of the indebtedness secured thereby is not thereby increased.

“Permitted Merger” means (i) any transaction or series of transactions whereby the Borrower or any Restricted Subsidiary amalgamates with the Borrower and/or any one or more Restricted Subsidiaries or whereby all or a significant part of the undertaking, property and assets of any Restricted Subsidiary would become the property of the Borrower or any other Restricted Subsidiary, whether by way of reconstruction, reorganization, recapitalization, consolidation, merger, transfer, sale or otherwise; provided that the Lender consent to each such transaction and (ii) any transaction or series of transactions whereby any Subsidiary which is inactive and has no material liabilities is dissolved, amalgamated or wound up into the Borrower, or any Restricted Subsidiary.

“Permitted New Financing” means (i) an increase in the EDC Facility pursuant to Section 2.11 thereof, (ii) any other unsecured Debt financing (not to exceed US$50,000,000 inclusive of item (i) above) upon terms and conditions satisfactory to the Lender, (iii) the ¢¢¢¢¢, (iv) any unsecured Debt financing that is subordinate to the Credit Facility and that is upon terms and conditions satisfactory to the Lender, (v) any unsecured Debt financing in addition to the foregoing that ranks pari passu with the Credit Facility and has been consented to by the Lender and (vi) any financing of the feedstock inventory of the Borrower or any Restricted Subsidiary that is wholly secured by such inventory and that is consented to by the Lender.

“Permitted Securitization Program” means (a) the Existing Securitization Program, and (b) a securitization program entered into by the Borrower and/or its Restricted Subsidiaries after the date hereof which meets all of the following criteria:

(i)	the assets to be securitized in such transaction, with limited exceptions, are generally accounts receivable arising in connection with the sale of goods or rendering of services;

(ii)	the transfer of such assets is structured as a non-recourse sale (other than certain limited exceptions which are consistent with those in the Existing Securitization Program); and

(iii)	such transaction is entered into with an arm’s length purchaser and on reasonable commercial terms;

“Permitted Subsidiary Debt” means (i) Debt owing to the Borrower, (ii) Debt owing to any other Restricted Subsidiary which is party to a Subordination Agreement, (iii) Debt owing under this Agreement, (iv) Debt owing under the TD Credit Agreement and the Secured Swap Obligations, (v) Debt owing under the capital leases in existence on the Effective Date, (vi) Debt owing under the Master Leasing Agreement dated September 30, 2005 between the Borrower and Citibank Canada in existence on the Effective Date and (vii) Debt owing under a Permitted New Financing.

“Person” means an individual, a partnership, a corporation, a limited liability company, a trust, an unincorporated organization, a union, a government or any department or agency thereof and the heirs, executors, administrators or other legal representatives of an individual, and words importing persons have a similar meaning.

“Public Indentures” means the trust indentures which govern any long term bonds or notes issued by any Loan Party from time to time including the trust indentures dated: (i) as of August 28, 2000 between the Borrower and CIBC Mellon Trust Company in respect of Cdn. $250,000,000 of 7.85% senior notes due August 30, 2010, (ii) as of September 21, 1995 between the Borrower (as successor to Novacor Chemicals Ltd.) and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $100,000,000 of 7 7/8% debentures due 2025, (iii) as of August 20, 1996 between the Borrower (as successor to NOVA Chemicals Ltd.) and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $125,000,000 of 7 1/4% debentures due 2028, (iv) as of January 14, 1999 between the Borrower and Bank One Trust Company, NA (as successor in interest to The First National Bank of Chicago), as trustee, in respect of U.S. $250,000,000 of medium term notes due 2009, (v) as of January 13, 2004 between the Borrower and U.S. Bank National Association, as trustee, in respect of U.S. $400,000,000 of 6 1 /2% Senior Notes due 2012, and (vi) as of October 31, 2005 between the Borrower and U.S. Bank National Association, as trustee, in respect of U.S$400,000,000 of Senior Floating Rate Notes due 2013.

“Purchaser” means the Purchaser under the Arrangement Agreement and its successors and assigns.

“RBC” means Royal Bank of Canada, a Canadian chartered bank and its successors and permitted assigns.

“RBC Facility” means the Restated Credit Agreement dated as of March 12, 2008 among the Borrower, as borrower, RBC, as Administration Agent, and the financial institutions party thereto from time to time, as lenders.

“Release” includes releasing, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, disposing or dumping into the Environment.

“Restricted Subsidiaries” means the Subsidiaries listed in Schedule H and any other Subsidiaries designated as such by written notice from the Borrower to the Agent in accordance with Section 2.5 provided that any “Restricted Subsidiary” other than the Borrower under and as defined in the Syndicated Credit Agreement shall also be a Restricted Subsidiary under this Agreement.

“Restricted Subsidiary Debt” means, without duplication, the aggregate amount of Debt in respect of which the Borrower or any Restricted Subsidiary is the principal obligor or a guarantor, including (i) any Attributable Debt incurred by the Borrower or any Restricted Subsidiary in excess of 7.5% of Consolidated Assets within the Restricted Subsidiaries and (ii) any indebtedness, liabilities or obligations (other than the Huntsman Preferred Stock Obligations) incurred by the Borrower or any Restricted Subsidiary which any Designated Rating Agency characterizes as indebtedness for borrowed money for the purposes of determining the Debt Rating of any Loan Party (as determined by the Agent acting reasonably).

“Restricted Subsidiary Guarantee” means a guarantee of the Loan Indebtedness given by a Restricted Subsidiary substantially in the form of Schedule B; provided that each Restricted Subsidiary Guarantee shall be subordinate to the Loan Indebtedness (as defined in the EDC Facility) on terms and conditions satisfactory to the Majority Lenders (as defined in the EDC Facility) and the Lender, acting reasonably.

“S&P” means Standard & Poor’s Rating Group, a division of McGraw Hill Companies Inc., and its successors, or any replacement rating agency acceptable to the Lender.

“Secured Hedging Agreement” means any Hedging Agreement or Commodity Agreement which creates Secured Swap Obligations.

“Senior Security” means the security documents and subordination agreements executed and delivered, or required to be executed and delivered, by the Borrower or any Restricted Subsidiary pursuant to the TD Credit Agreement.

“Secured Swap Limit” means U.S. $275,000,000.

“Secured Swap Obligations” means all direct or indirect indebtedness, obligations and liabilities of any Loan Party under any Permitted Hedging which are secured by the security under the TD Credit Agreement.

“Specified Event” means the occurrence of any of the following events:

(i)	the board of directors of the Borrower shall have: (i) withdrawn or modified in a manner adverse to the Lender its approval or recommendation of the Arrangement (as defined in the Arrangement Agreement) (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal (as defined in the Arrangement Agreement) for a period of more than five business days shall be considered an adverse modification), (ii) approved or recommended an Acquisition Proposal or entered into a binding written agreement in respect of an Acquisition Proposal (other than a confidentiality and standstill agreement permitted by Section 7.2(4) of the Arrangement Agreement) or (iii) failed to publicly recommend or reaffirm its approval of the Arrangement, after an Acquisition Proposal shall have been made to the Company Shareholders (as defined in the Arrangement Agreement) or any person shall have publicly announced an intention to make an Acquisition Proposal, within five business days of any written request by Purchaser, acting reasonably (or in the event that the Company Meeting (as defined in the Arrangement Agreement) is scheduled to occur within such five business day period, prior to the date of such meeting);

(ii)	the Borrower shall have terminated the Arrangement Agreement in order to enter into a binding written agreement with respect to a Superior Proposal (as defined in the Arrangement Agreement) (other than a confidentiality and standstill agreement permitted by Section 7.2(4) of the Arrangement Agreement);

(iii)	any circumstance in which a Person or Persons acting jointly or in concert with such Person (within the meaning of the Securities Act (Alberta), as amended), other than any Person or Persons who are affiliates of the Purchaser, acquires beneficial ownership of 50% or more of the issued and outstanding shares of the capital stock of the Borrower having in each case the right to vote for the election of directors of the Borrower;

(iv)	the Purchaser shall have terminated the Arrangement Agreement as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Borrower; or

(v)	the Company Meeting (as defined in the Arrangement Agreement) is not convened and held on or before April 24, 2009.

“Specified Real Property Assets” means the rights and interests held by the Borrower in the real property assets described in Schedule F hereto.

“Styrenics JV” means INEOS NOVA which is the styrenics joint venture formed between INEOS and the Borrower (or their respective Affiliates) which originally held their respective European styrene and polystyrene assets and has now been expanded to include INEOS’ (or its Affiliates’) North American styrene and polystyrene assets and the Borrower’s (or its Affiliates’) North American styrene assets and certain of its North American polystyrene assets.

“Subordination Agreement” means a subordination agreement entered into by each Restricted Subsidiary substantially in the form attached as schedule E, mutatis mutandis, as supplemented, amended and replaced from time to time.

“Subsidiary” means with respect to the Borrower (i) any corporation in which greater than 50% of its stock of any class or classes having by the terms thereof ordinary voting power to elect a majority of the directors of such corporation (excluding stock of any class or classes of such corporation which has or might have voting power by reason of the happening of any contingency unless such contingency has occurred and then only for so long as it continues) as of the time is owned by the Borrower directly or indirectly through Subsidiaries; and (ii) any partnership, limited liability company, association or other entity in which the

Borrower directly or indirectly through Subsidiaries is either a general partner or has a greater than 50% equity interest at the time.

“Taxes” shall mean all present or future taxes, levies, imposts, duties, deductions, withholdings, payroll, social security, employment and unemployment taxes, assessments, fees or other charges imposed by any Taxing Authority, including any interest, additions to tax or penalties applicable thereto.

“Taxing Authority” shall mean any Government Authority of any jurisdiction or political subdivision thereof with the authority to impose, assess, and collect Taxes and engage in activities of a similar nature with respect to such Taxing Authority.

“Tax Return” shall mean all tax and information returns, statements, filings, attachments and other documents or certifications required to be filed in respect of Taxes.

“Tax Planning Transactions” means equity investments or loans made to an Unrestricted Subsidiary for bona fide tax planning purposes: provided that (A) such Unrestricted Subsidiary (and any other Unrestricted Subsidiary included within the flow of funds) is solvent and in particular that such entity has the ability to pay its liabilities as they become due and that the aggregate value of its assets exceeds its aggregate liabilities, (B) the funding for such investments or loans is wholly returned to the Borrower or a Restricted Subsidiary in the form of Distributions or repayments of intercompany loans within 3 days after such investments or loans are made, (C) there are no contractual or statutory restrictions that could preclude the return of such investments or loans within such 3 day period, and (D) no Default or Event of Default has occurred and is continuing at the time of these transactions.

“TD” means The Toronto-Dominion Bank, a Canadian chartered bank and its successors and permitted assigns.

“TD Credit Agreement” means the Restated Credit Agreement dated as of March 12, 2008 among the Borrower, as Borrower, The Toronto-Dominion Bank, as Administrative Agent and the lenders from time to time party thereto, as amended by the TD First Amendment.

“TD First Amendment” has the meaning ascribed thereto in paragraph (k) of Section 8.1.

“Transaction Material Adverse Effect” means “Material Adverse Effect” as such term is defined in the Arrangement Agreement.

“Trustee” means The First National Bank of Chicago, in its capacity as trustee pursuant to the Indenture dated as of January 14, 1999 with the Borrower.

“Unrestricted Subsidiaries” means Subsidiaries that are not Restricted Subsidiaries and shall be deemed to include the Styrenics JV.

“U.S. Dollars” and “U.S. $” means lawful money of the United States of America for the payment of public and private debts.

“U.S. Equivalent” means:

(i)	with respect to any amount expressed or denominated in U.S. Dollars, such amount; and

(ii)	with respect to any amount expressed or denominated in any currency other than U.S. Dollars, the U.S. Dollar equivalent of such amount obtained by converting such amount into U.S. Dollars at the Noon Rate.

1.2	Interpretation and Headings

In this Agreement:

(a)	headings in this Agreement are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement;

(b)	words importing the singular number include the plural and vice versa, and words importing gender include masculine, feminine and neuter;

(c)	any reference to “this Agreement” shall be a reference to this credit agreement as it may from time to time be amended, supplemented or otherwise modified in accordance with the provisions hereof;

(d)	references to “herein”, “hereunder” and similar expressions shall be a reference to this Agreement and not to any particular section;

(e)	unless otherwise noted, all references to “Section” refer to a section, subsection or paragraph of this Agreement, as the case may be;

(f)	unless otherwise noted, all references to “Schedule” refer to a Schedule to this Agreement; and

(g)	words and terms denoting inclusiveness (such as “include”, “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.3	Governing Law

This Agreement and, unless expressly specified otherwise, each of the other Loan Documents shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated as Ontario contracts. The Parties irrevocably submit to the non-exclusive jurisdiction of the courts of the Province of Ontario, without prejudice to the rights of the Parties to take proceedings in any other jurisdictions.

1.4	Currency and Time References

(a)	Unless otherwise noted, all references to currency shall be deemed to refer to U.S. Dollars and, for the purposes of all monetary thresholds in Article 4 and Article 6, all references to an amount in U.S. Dollars shall be deemed to include an amount in any other currency that has a U.S. Equivalent of such amount in U.S. Dollars.

(b)	Unless otherwise noted, all references to time shall be deemed to refer to Calgary, Alberta local time.

(c)	Time is of the essence of each of the Loan Documents.

1.5	Law References

Any reference in the Loan Documents to all or any section or paragraph or any other subdivision of any Law will, unless otherwise expressly stated, be a reference to that Law or the relevant section or paragraph or other subdivision thereof, as amended, substituted, replaced or re-enacted from time to time.

1.6	Amendments and Waivers

(a)	No amendment or waiver will be effective unless it is contained in a written instrument duly executed by the applicable Parties. Any written waiver will affect only the matter specifically identified in the instrument granting the waiver and will not extend to any other matter, provision or breach.

(b)	The failure of a Party to take any steps in exercising any right in respect of the breach or nonfulfillment of any provision of any of the Loan Documents will not operate as a waiver of that right, breach or provision, nor will any single or partial exercise of any right preclude any other or future exercise of that right or the exercise of any other right, whether in Law or otherwise.

(c)	Acceptance of payment by a Party after a breach or nonfulfillment of any provision of any of the Loan Documents requiring a payment to such Party will constitute a waiver of such provision if cured by such payment, but will not constitute a waiver or cure of any other provision of any of the Loan Documents.

1.7	Severability

If the whole or any portion of the Loan Documents or the application thereof to any circumstance will be held invalid or unenforceable to an extent that does not affect the operation of the Loan Document in question in a fundamental way, the remainder of the provision in question, or its applicable to any circumstance other than that to which it has been held invalid or unenforceable, and the remainder of the Loan Document in question, will not be affected thereby and will be valid and enforceable to the fullest extent permitted by applicable Law.

1.8	Inconsistency

To the extent that there is any conflict, inconsistency or ambiguity between the provisions of this Agreement and any other Loan Document, the provisions of this Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

1.9	Accounting Terms and Principles

Except as otherwise expressly provided, all accounting terms, principles and calculations applicable to the Credit Facility will be interpreted, applied and calculated, as the case may be, in accordance with GAAP. The basis of accounting and all calculations set out in this Agreement will be applied and made on a consistent basis, unless otherwise required by GAAP, and will not be changed for the purposes of this Agreement without the prior written consent of the Lender.

1.10	Schedules

The following Schedules are attached to and form a part of this Agreement:

Schedule A	—	Compliance Certificate
Schedule B	—	Restricted Subsidiary Guarantee
Schedule C	—	Notice of Drawdown
Schedule D	—	Restricted Subsidiaries
Schedule E	—	Subordination Agreement
Schedule F	—	Specified Real Property Assets

ARTICLE 2

CREDIT FACILITY

2.1	Establishment of Credit Facility

(a)	Credit Facility. Subject to the terms and conditions of this Agreement, the Lender hereby agrees to make a non-revolving term loan (the “Loan”) to the Borrower in an amount not to exceed the Maximum Borrowing Amount. The Loan will be available by way of a single Advance on the Drawdown Date.

(b)	Non-Revolving Nature. Any reduction of the Loan as contemplated herein will be deemed to be a permanent reduction of the Loan. Any part of the Loan which is repaid or cancelled may not be re-borrowed nor reinstated and will constitute a permanent reduction of the Loan.

2.2	Purpose

The Loan shall be used for the sole purpose of assisting with the repayment of the Borrower’s obligations under the 2009 Notes.

2.3	Borrowing Procedure

To request the Advance, the Borrower shall deliver to the Lender, by hand delivery, telecopier or by an electronic communication, a Notice of Drawdown, not later than 11:00 a.m., Toronto time, on Friday March 27,

2009 (or such other time as may be agreed by the Lender). Such Notice of Drawdown shall specify (i) the amount of the Advance (which shall be in an amount not be greater than the Maximum Borrowing Amount), (ii) the location and number of the Trustee’s account to which funds are to be disbursed by the Lender for the purpose set out in Section 2.2, together with an irrevocable direction of the Borrower, and (iii) that the conditions set forth in Article 7 have been satisfied as of the date of the Notice of Drawdown. Any amount of the Commitment that is not borrowed by the Borrower on the Drawdown Date shall be cancelled and may not thereafter be borrowed.

2.4	Evidence of Debt

The Lender shall maintain an account or accounts evidencing the Loan Indebtedness of the Borrower to the Lender from time to time, including the amounts of principal and interest payable and paid to the Lender from time to time under this Agreement. The entries made in the accounts maintained pursuant to this paragraph shall be prima facie evidence of the existence and amounts of the obligations therein recorded; provided that the failure of the Lender to maintain such accounts or any error therein shall not in any manner affect the obligations of the Borrower to repay the Obligations in accordance with their terms.

2.5	Designation of Restricted and Unrestricted Subsidiaries

The Borrower shall from time to time, by notice in writing to the Lender, be entitled to designate that an Unrestricted Subsidiary shall become a Restricted Subsidiary.

Upon receipt of such written designation from the Borrower, the Lender shall promptly circulate a revised Schedule D to all Parties.

ARTICLE 3

INTEREST AND FEES

3.1	Interest on Loans

Subject to Section 3.2, interest shall accrue on the principal amount of the Loan at a rate of ¢% per annum from April 1, 2009 to, and including, the Maturity Date.

3.2	Default Interest Rate

Upon the occurrence and during the continuance of an Increase Trigger Event, interest shall accrue at the rate that would otherwise be applicable hereunder plus 2.00%.

Upon the occurrence and during the continuance of an Event of Default, interest shall accrue at the rate that would otherwise be applicable hereunder plus 2.00% (which rate shall increase by an additional 2.00% per annum on a cumulative basis for every 30 calendar day period that such Event of Default continues thereafter, without in any way derogating from the Borrower’s obligations to repay Loan Indebtedness pursuant to Section 8.2).

3.3	General Interest Provisions

(a)	All interest payable hereunder shall be paid in U.S. Dollars.

(b)	Interest on the outstanding principal amount of the Loan shall be compounded on a monthly basis.

(c)	Accrued interest on any such principal amount shall be payable upon the earlier of the Maturity Date or the termination of the Credit Facility, provided that if any principal, interest or other amount is not paid when due hereunder, then accrued interest on the Loan shall be payable on demand.

(d)	Interest on the outstanding principal amount of the Loan shall accrue from day to day, both before and after default, demand, maturity and judgment. All interest hereunder shall be computed on the basis of a year of 365 days (or 366 days in a leap year) and shall be payable for the actual number of days elapsed (including the first day but excluding the last day). Each determination by the Lender of the amount of interest, fees or other amounts due from the Borrower hereunder shall be prima facie evidence of the accuracy of such determination.

(e)	To the maximum extent permitted by Law, (i) the covenant of the Borrower to pay interest at the rates provided herein shall not merge in any judgment relating to any obligation of the Borrower to the Lender and (ii) the provisions of the Judgment Interest Act (Alberta) shall not apply to the Loan Documents and are hereby expressly waived by the Borrower.

(f)	Notwithstanding any provision herein to the contrary, in no event shall the aggregate “interest” (as defined in Section 347 of the Criminal Code (Canada)) payable under the Loan Documents exceed the maximum effective annual rate of interest on the “credit advanced” (as defined in that section) permitted under that section and, if any payment, collection or demand pursuant to this Agreement in respect of “interest” (as defined in that section) is determined to be contrary to the provisions of that section, such payment, collection or demand shall be deemed to have been made by mutual mistake of the Borrower and the Lender and the amount of such payment or collection shall be refunded to the Borrower.

(g)	For the purposes of the Interest Act (Canada):

(i)	the annual rate of interest which is equivalent to the interest rate for Advances hereunder shall be the determined rate multiplied by a fraction, the numerator of which is the total number of days in such year and the denominator of which is 365;

(ii)	the principle of deemed reinvestment of interest shall not apply to any interest calculation under this Agreement; and

(iii)	the rates of interest specified in this Agreement are intended to be nominal rates and not effective rates.

3.4	Upfront Fee

An upfront fee of 3.00% on the full amount of the Commitment shall be fully earned on the Effective Date and shall be payable in U.S. Dollars by the Borrower upon the earlier of the Maturity Date or termination of the Credit Facility.

3.5	Commitment Fee

The Borrower shall pay to the Lender a commitment fee in U.S. Dollars for the period commencing on the date hereof to and including the Drawdown Date (or such earlier date as the Commitment shall have been entirely terminated), computed at a rate equal to 1.00% per annum on the full amount of the Commitment. The accrued commitment fee shall be payable by the Borrower upon the earlier of the Maturity Date or termination of the Credit Facility. The commitment fee shall be computed on the basis of a year of 365 or 366 days, as the case may be, and shall be payable for the actual number of days elapsed (including the first day but excluding the last day) between the date hereof and the Drawdown Date.

ARTICLE 4

PAYMENTS

4.1	Repayment and Prepayment of Advances; Cancellation

(a)	Optional Prepayment. The Borrower may, at its option, prepay all or any part of the Loan together with accrued and unpaid interest but without premium, bonus or penalty; provided that:

(i)	the Borrower shall deliver a Notice of Repayment to the Lender not later than 11 a.m. Toronto time, one (1) Banking Day before the date of repayment, except in the case where the proceeds of such prepayment are derived from a Superior Proposal (as defined in the Arrangement Agreement), in which case no notice is required;

(ii)	each such prepayment shall be in a principal amount that is not less than U.S. $5,000,000 and in multiples of U.S. $1,000,000 thereof; and

(iii)	each Notice of Repayment shall be irrevocable.

(b)	Mandatory Prepayment—Alternate Debt Issuance

If the Borrower or any of its Subsidiaries obtains a commitment in respect of an Alternate Debt Issuance, if the Loan has been advanced, (A) the Borrower hereby covenants to draw down on the Debt thereunder as soon as practicable to the fullest extent possible (B) not later than one (1) Banking Day following the receipt by the Borrower or any Subsidiary of any Net Cash Proceeds of any such Alternate Debt Issuance, the Borrower shall prepay the Loan in an amount equal to 100% of such Net Cash Proceeds in accordance with Section 4.2.

(c)	Mandatory Repayment—Maturity Date. On the Maturity Date, the Borrower shall repay in full any and all Loan Indebtedness.

4.2	Payments—General

(a)	All payments and prepayments of principal, interest, fees and other amounts owing from time to time by the Borrower to the Lender pursuant to this Agreement shall be made in US Dollars (other than payment in respect of costs and expenses denominated in Cdn. Dollars, which shall be made in Cdn. Dollars) in immediately available funds.

(b)	All such funds shall be made to the account as designated by the Lender from time to time.

(c)	The Borrower shall make all payments required hereunder, whether by way of principal, interest or otherwise, without regard to any defence, counterclaim or right of set-off available to the Borrower.

(d)	Unless otherwise specifically provided for herein, if any payment required hereunder shall become due and payable on a day which is not a Banking Day, such payment shall be made on the next following Banking Day and any extension of time shall in such case be included in computing interest payable hereunder relating to such payment.

4.3	Application of Payments After Default

If an Event of Default occurs and is continuing, all payments made by the Borrower hereunder to the Lender shall be applied to such portion of the Loan Indebtedness as the Lender may select in its sole discretion or as otherwise required by Law.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES

5.1	Representations and Warranties

The Borrower represents and warrants to the Lender as follows on and as of the Effective Date:

(a)	Incorporation, Organization and Power. It and each Restricted Subsidiary has been incorporated or amalgamated under the laws of its governing jurisdiction and is duly registered to carry on business in each jurisdiction where the nature of any business carried on by it or the character of any properties owned or leased by it makes such registration necessary, except where the failure to have such registration would not have a Material Adverse Effect, and has full corporate power and capacity to enter into and perform its obligations under the Loan Documents to which it is a party, and to carry on its business as currently conducted.

(b)	Authorization and Status of Agreements. Each of the Loan Documents to which the Borrower or a Restricted Subsidiary is a party has been or will have been, when delivered by the Borrower or such Restricted Subsidiary, duly authorized, executed and delivered by the Borrower or Restricted Subsidiary, as applicable, and does not and will not in any material respect conflict with or contravene or constitute a default or create an encumbrance under:

(i)	the constating documents or by-laws or any resolutions of the Borrower or such Restricted Subsidiary, as applicable;

(ii)	the Public Indentures;

(iii)	the Credit Agreements;

(iv)	any other agreement or document to which the Borrower or such Restricted Subsidiary is a party, as applicable including, without limitation, any such agreements governing any Material Financial Indebtedness; or

(v)	any Law or Governmental Authorization applicable to the Borrower or such Restricted Subsidiary, as applicable,

which conflict or contravention, in the case of (iv) and (v) only, would have a Material Adverse Effect.

(c)	Enforceability. Each of the Loan Documents to which the Borrower or a Restricted Subsidiary, as applicable, is a party constitute valid and binding obligations of it and are enforceable against it in accordance with their respective terms, except to the extent that enforceability may be limited by applicable bankruptcy, insolvency or similar laws affecting the enforcement of creditors’ rights generally and by general principles of equity.

(d)	No Adverse Change. The audited and unaudited Financial Statements for the most recent Fiscal Quarter and Fiscal Year were prepared in accordance with GAAP and such audited and unaudited Financial Statements present fairly in all material respects the Borrower’s consolidated financial position as at the dates thereof and since each of those dates there has been no change in the consolidated financial position of the Borrower which would have a Material Adverse Effect.

(e)	Arrangement Agreement. Since January 1, 2007 there has not been any Transaction Material Adverse Effect.

(f)	Litigation. There are no actions, suits or proceedings at law or in equity or before or by any Governmental Authority existing, pending or, to the best of the Borrower’s knowledge, threatened, against or affecting the Borrower or any Restricted Subsidiary which, if adversely determined, would have a Material Adverse Effect.

(g)	No Breach of Laws. The Borrower and each of its Restricted Subsidiaries is not in breach of:

(i)	any Governmental Authorization of any Governmental Authority having jurisdiction in the matter; or

(ii)	any Laws,

which breach would have a Material Adverse Effect.

(h)	No Default. No Default or Event of Default has occurred and is continuing.

(i)	Regulatory Approvals. All Governmental Authorizations necessary for the Borrower and each of its Restricted Subsidiaries to carry on its business, as currently carried on, have been obtained and are in good standing except to the extent failure to so obtain such Governmental Authorizations or to maintain the same in good standing would not have a Material Adverse Effect, and all Governmental Authorizations necessary for it to enter into the Loan Documents to which it is party and perform its obligations hereunder and thereunder have been obtained and are in good standing.

(j)	Restricted Subsidiaries. All of the Restricted Subsidiaries of the Borrower, together with the Borrower’s ownership interests therein, are accurately described in Schedule D.

(k)	Environmental Laws. The Borrower and each of its Restricted Subsidiaries have obtained all Governmental Authorizations which are required under Environmental Laws and are in compliance with all Environmental Laws and with the terms and conditions of all such Governmental Authorizations, except to the extent that the failure to so obtain or comply would not have a Material Adverse Effect.

(l)	Environmental Condition of Property. The property and assets of the Borrower and each of its Restricted Subsidiaries is not, to the knowledge of the Borrower, subject to any outstanding claim, charge or order from any Governmental Authority alleging violation of Environmental Law which would have a Material Adverse Effect or, if subject to any such claim, charge or order, the Borrower has notified the Lender thereof and is taking or causing to be taken, with respect to itself and its Restricted Subsidiaries, all such remedial, corrective or other action required under the claim, charge or order or is diligently and in good faith contesting or causing it or its Restricted Subsidiaries, as applicable, to contest the validity thereof; and such property and assets complies, with respect to each of its use and operation, in all respects with Environmental Law and with the terms and conditions of all Governmental Authorizations which are required to be obtained by it under applicable Environmental Law, except to the extent that the failure to so comply would not have a Material Adverse Effect.

(m)	Title to Assets. The Borrower and each of its Restricted Subsidiaries have good, beneficial and valid title to their property and assets, subject only to Permitted Liens, except to the extent that the failure to have such title would not have a Material Adverse Effect.

(n)	Taxes. The Borrower and each of its Restricted Subsidiaries have filed all Tax Returns which were required to be filed and have paid or made provision for payment of any and all Taxes which are due and payable, except for the payment of any Taxes which are subject to a Permitted Contest.

(o)	Insurance. The Borrower and each of its Restricted Subsidiaries have obtained and maintain in effect all such insurance as is required by Section 6.1(i).

(p)	Full Disclosure. To the best of the knowledge of the Borrower, all information, materials and documents prepared by the Borrower and delivered to the Lender in connection with the negotiation of this Agreement are true and accurate in all material respects and do not omit any material fact which renders such information incomplete or misleading in any material respect, except to the extent that any inaccuracy or omission would not have a Material Adverse Effect.

5.2	Nature and Survival of Representations and Warranties

All statements contained in any certificate or other instrument delivered by or on behalf of the Borrower pursuant to or in connection with the Loan, and all representations, warranties, covenants, indemnities and agreements contained in the Loan Documents, shall survive the execution and delivery of the Loan Documents and the advance of the Loan.

ARTICLE 6

COVENANTS

6.1	Affirmative Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)	Punctual Payment. The Borrower shall pay or cause to be paid all principal, interest, fees and all other amounts payable hereunder under this Agreement when due, and shall perform or cause to be performed all of its other obligations under this Agreement when required to be performed.

(b)	Existence. Subject to a Permitted Merger, the Borrower shall do or shall cause to be done all things necessary to preserve and keep in full force and effect the Borrower’s and each Restricted Subsidiary’s corporate or partnership existence in good standing as a corporation or partnership under the Laws of its governing jurisdiction.

(c)	Maintenance and Operation. The Borrower shall do or cause to be done, and shall cause each Restricted Subsidiary to do or cause to be done, all things necessary or required to have all its properties, assets and operations owned, operated and maintained in accordance with prudent industry practices, Environmental Law and all other applicable Laws, except to the extent that the failure to do so would not have a Material Adverse Effect.

(d)	Books and Records. The Borrower shall keep proper records and books of account in which entries shall be made of its transactions, assets and businesses, and shall prepare the Financial Statements in accordance with GAAP.

(e)	Notice of Certain Events. The Borrower shall give prompt notice in writing to the Lender of (without duplication) (i) any event that has resulted or could reasonably be expected to result in (A) a default or event of default (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the Credit Agreements or the Public Indentures or in connection with any other Material Financial Indebtedness; (ii) any change in its Debt Rating by any Designated Rating Agency; (iii) any sale, exchange, lease, transfer or other disposition made by the Borrower or any Restricted Subsidiary of any of their respective property and assets for net proceeds in excess of U.S. $25,000,000, other than any such sale, exchange, lease, transfer or other disposition made in connection with any Permitted Securitization Program; (iv) any legal proceedings filed against or disputes or proceedings by or before any Governmental Authority, in any such case involving a claim, charge, penalty or obligation of or against the Borrower or a Restricted Subsidiary which, if adversely determined, would have a Material Adverse Effect; (v) any Default or Event of Default; or (vi) any other event, act or condition that has a Material Adverse Effect.

(f)	Reporting.

(i)	On or before the first Banking Day of each week, the Borrower shall deliver a detailed calculation of the Maximum Borrowing Amount as of such date and as projected on the Drawdown Date (including a detailed explanation of any reasons that commitments that were available under any Credit Agreement on the date hereof are no longer available to be drawn or expected to be available to be drawn on the Drawdown Date), and in each case a senior officer of the Borrower shall have certified to the same.

(ii)	The Borrower shall promptly report to the Lender on any events or developments that would reasonably be expected to result in a Default or an Event of Default under the Credit Agreement or otherwise result in the Borrower’s inability to draw down the commitments under the Credit Agreements.

(iii)	The Borrower shall provide to the Lender:

(A)	within 45 days after the end of each of the first three Fiscal Quarters during each Fiscal Year, the quarterly unaudited Financial Statements; and

(B)	within 90 days after the end of each Fiscal Year, the annual audited consolidated Financial Statements and the annual unaudited unconsolidated Financial Statements.

(iv)	As soon as available but in any event within 15 Banking Days after the end of each calendar month a monthly management report (in substantially the form provided under the TD Credit Agreement) which contains the consolidated income statements, the consolidated income statements by business, the consolidated balance sheets and the consolidated statements of cash flows for the Borrower for, or as at the end of, immediately preceding calendar month (including year-to-date actuals where applicable), or

(v)	Within 45 days after the end of each of the first three Fiscal Quarters during each Fiscal Year and within 90 days after the end of each Fiscal Year, the Borrower shall provide a Compliance Certificate to the Lender.

(vi)	Promptly after the filing thereof, the Borrower shall provide a copy to the Lender (with sufficient copies for each of the Lender) of any materials provided to its public shareholders and, upon request, any material change reports.

(vii)	Following termination of the Arrangement Agreement, the Borrower shall provide to the Lender such additional information regarding the business, affairs, operations or financial condition of the Borrower and its Subsidiaries as is reasonably requested by the Lender from time to time except for any such information that is price or commercially sensitive or which the Borrower is prohibited by contract or Law from so providing or which would, if so provided, require the Borrower to make a securities law filing or press release in order to comply with Canadian or U.S. securities disclosure rules as a result of such disclosure.

(g)	Operation of Properties. The Borrower shall, and shall cause each Restricted Subsidiary to, operate and maintain its property and assets or, if it is not the operator, to use reasonable efforts to ensure that its property and assets are operated and maintained, in a good and workmanlike manner in accordance with prudent industry practices, Environmental Law and all other applicable Laws, if and to the extent that the failure to do so would have a Material Adverse Effect.

(h)	Performance of Leases. The Borrower shall perform, and shall cause each Restricted Subsidiary to perform, all obligations under all leases and other documents of title relating to its or any of their property and assets, including payment of rentals, royalties, taxes or other charges in respect thereof which are necessary to maintain all such leases and other documents of title in good standing in all respects, except to the extent that the failure to so perform would not have a Material Adverse Effect.

(i)	Insurance. The Borrower shall maintain, and shall cause each Restricted Subsidiary to maintain, adequate insurance (including self-insurance) in such amounts, terms and coverage as is customary for similar companies in similar businesses and according to prudent industry standards and, if requested, provide the Lender with a certificate of the relevant insurers with respect to such coverage.

(j)	Material Adverse Claims. Except for Permitted Liens, the Borrower shall defend, and shall cause each Restricted Subsidiary to defend, its property and assets from all material adverse claims.

(k)	Notice of Environmental Damage. The Borrower shall, promptly upon acquiring knowledge thereof, notify the Lender of the discovery of any Contaminant or of any Release of a Contaminant into the

Environment from or upon the land or property owned, operated or controlled by the Borrower or any Restricted Subsidiary, or of any breach of any Environmental Law (including without limitation, any non-compliance with any permit issued thereunder) by the Borrower or a Restricted Subsidiary or of any other matter which could result in any liability of the Borrower or a Restricted Subsidiary under any Environmental Law, and which in any such case would have a Material Adverse Effect.

(l)	Proceeds. The Borrower shall use the proceeds of the Drawdown only for the purposes permitted by Section 2.2.

(m)	Payment of Taxes and Withholdings. The Borrower shall, and shall cause each Restricted Subsidiary to, from time to time pay or cause to be paid all Taxes and to make and remit all withholdings, lawfully levied, assessed or imposed upon the Borrower or such Restricted Subsidiary or any of the property and assets of the Borrower or such Restricted Subsidiary, as and when the same become due and payable, except when and for so long as the validity of any such Taxes or withholdings is subject to a Permitted Contest or when the failure to so pay would not have a Material Adverse Effect.

(n)	Restricted Subsidiary Guarantees. The Borrower shall cause each Restricted Subsidiary delivering a Restricted Subsidiary Guarantee to promptly deliver to the Lender certified copies of its constating documents, by-laws and the resolutions authorizing the Restricted Subsidiary Guarantee, a certificate as to the incumbency of the officers of such Restricted Subsidiary signing such guarantee and an opinion of legal counsel to such Restricted Subsidiary respecting those matters as are addressed with respect to the Borrower in the legal opinion referred to in Section 7.1 hereof and such other matters as may be reasonably required by the Lender, with all such certificates and opinions to be in form and substance satisfactory to the Lender, acting reasonably.

(o)	Consolidation of Assets. The Borrower shall ensure that it and the Restricted Subsidiaries directly own not less than 80% of Consolidated Assets and that it owns and controls, directly or indirectly, 100% of the voting rights associated with all of the outstanding capital stock or partnership interests of each of the Restricted Subsidiaries.

(p)	Permitted Mergers. The Borrower shall notify the Lender as soon as practicable following the completion of a Permitted Merger involving a Restricted Subsidiary and shall provide to the Lender such particulars thereof as it may reasonably request.

(q)	Rights of Access. Following termination of the Arrangement Agreement, the Borrower shall, at reasonable times and on reasonable notice, and, subject always to the confidentiality provisions of Section 12.1, allow or enable the Lender or its representatives to:

(i)	inspect and make extracts from and copies of all financial and accounting books and records of the Borrower or any Restricted Subsidiary; and

(ii)	discuss with officers of the Borrower or any Restricted Subsidiary, its business, operations, assets, liabilities, results of operations and business prospects.

(r)	Notice of New Restricted Subsidiaries. The Borrower shall (i) promptly notify the Lender of the acquisition, creation, designation or existence of each Subsidiary which becomes a Restricted Subsidiary after the date hereof, (ii) provide an updated Schedule D which provides the required particulars regarding each such Restricted Subsidiary and (iii) cause each such Restricted Subsidiary to promptly execute and deliver a Restricted Subsidiary Guarantee and a Subordination Agreement to the Lender.

(s)	Waivers to Permit Repayment of the 2009 Notes. The Borrower shall, and shall cause its Subsidiaries to, use its commercially reasonable efforts to timely obtain all waivers, if any, required under the Credit Agreements in order to borrow under such Credit Agreements on or prior to April 1, 2008 amounts in order to repay the 2009 Notes. The Borrower shall pay in full, when due, all amounts due and owing under the 2009 Notes.

(t)	Pari Passu Ranking. The Borrower and each Restricted Subsidiary shall ensure that the Loan Indebtedness ranks at least pari passu with all of its other senior unsecured Debt, subject, in the case of the Restricted Subsidiaries, to the terms of the subordination agreement to be entered into by the Lender with the agent under the EDC Facility.

(u)	TD Credit Agreement. The Borrower shall (i) promptly notify the Lender of any amendments or supplements to or replacement of any of the terms of the TD Credit Agreement or the Other TD Credit Agreements. and (ii) ensure that TD Credit Agreement and the Other TD Credit Agreements shall be and remain fully drawn (to the extent permitted by the negative pledge contained in the Public Indentures but excluding the swing line contained in the TD Credit Agreement) if and for so long as there is any principal outstanding under the Loan.

6.2	Negative Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)	Limitation on Liens. Except for Permitted Liens, the Borrower shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or permit to exist any Lien on any of its property or assets. Notwithstanding the foregoing provisions of this Section 6.2(a), the Borrower (but for certainty not any other Loan Party) may issue, incur, create, assume, permit to exist or guarantee Debt under the TD Credit Agreement which is secured by Liens permitted by the negative pledge in the Public Indentures.

(b)	Limitation on Dispositions. The Borrower shall not, and shall not permit any Restricted Subsidiary to, sell, exchange, lease, transfer or otherwise dispose of any of its property or assets if such disposition would have a Material Adverse Effect and the Borrower shall not sell, exchange, lease, transfer or otherwise dispose of the Specified Real Property Assets.

(c)	Limitation on Distributions. Except for Permitted Distributions, the Borrower shall not, and shall not permit any Restricted Subsidiary to, make any Distributions and the Borrower shall not, and shall not permit any Restricted Subsidiary to, redeem, retract, purchase or otherwise acquire any shares in the capital of the Borrower (other than the Huntsman Preferred Stock).

(d)	Limitation on Debt. (i) The Borrower shall not create, incur, assume or otherwise permit to exist any Debt (except Permitted Debt), and (ii) the Borrower shall not permit any Restricted Subsidiary to create, incur, assume or otherwise permit to exist any Restricted Subsidiary Debt (except Permitted Subsidiary Debt).

(e)	Limitation on Hedging. Except for Permitted Hedging, the Borrower shall not, and shall not permit any Restricted Subsidiary to, enter into any Hedging Agreements.

(f)	Limitation on Operating Leases. The Borrower shall not, and shall not permit any Restricted Subsidiary to, create, incur, assume or otherwise permit to exist any Attributable Debt in excess of 7.5% of Consolidated Assets, excluding any Attributable Debt that would be permitted by the Debt to Cash Flow Ratio if such Attributable Debt was included within Net Consolidated Debt.

(g)	Mergers, Amalgamation and Consolidations. Except for a Permitted Merger, the Borrower shall not, and shall not permit any Restricted Subsidiary to, amalgamate with any other Person or enter into any transaction whereby all or substantially all of its undertaking, property and assets would become the property of any other Person whether by way of reconstruction, reorganization, recapitalization, consolidation, merger, transfer, sale or otherwise.

(h)	No Change in Business. The Borrower shall not materially alter the nature or character of the business of the Borrower and its Subsidiaries taken as a whole from the nature or character such business on the Effective Date, but, for greater certainty, the sale, transfer or other disposition or the decommissioning or rationalization of the facilities, assets or business units relating to the production of a product shall not constitute a material alteration of the nature or character of the business so long as the majority of the assets of the Borrower and its Restricted Subsidiaries taken as a whole are associated with the manufacturing, upgrading and marketing of petrochemicals and plastics.

(i)	Financial Assistance. The Borrower shall not, and shall not permit any Restricted Subsidiary to, provide any financial assistance (whether by way of an investment or a loan, guarantee or other credit support arrangement of any nature whatsoever) to any Person except for financial assistance:

(i)	to or in favour of any Loan Party (subject to Section 6.2(d));

(ii)	in the form of equity investments or intercompany loans made to any Unrestricted Subsidiary on or before December 31, 2007 or Tax Planning Transactions whether completed before or after December 31, 2007; or

(i)	to or in favour of any Unrestricted Subsidiary or the Styrenics JV in an aggregate outstanding amount which does not exceed U.S. $75,000,000 at any time.

(j)	Limitations on Cancellation of Credit Facilities. The Borrower shall not (i) cancel all or any part of the availability under the TD Credit Agreement (except to the extent such availability is reduced by the negative pledge in the Public Indentures) or the TD Credit Agreements or (ii) shorten the maturity date(s) thereunder (except as a consequence of acceleration), in each case prior to the repayment and cancellation in full of the Credit Facility.

(k)	Limitations on Capital Expenditures. The Borrower shall not, and shall not permit any Restricted Subsidiary to, make or incur any capital expenditures in any Fiscal Quarter beyond 110% of the budgeted capital expenditures described in Schedule P; provided that the aggregate capital expenditures in any Fiscal Year shall not exceed the budgeted capital expenditures by greater than U.S. $10,000,000.

(l)	More Favourable Provisions. (A) The Borrower shall not, and shall not permit any Subsidiary to, amend, or modify, or permit the amendment or modification of any provision of the terms of any documents, agreements and instruments or supplements or replacements thereof in respect of existing Debt of the Borrower and its Subsidiaries (any such document, agreement, instrument, amendment or modification, a “Relevant Debt Instrument”) if the same includes, and (B) the EDC Facility shall not include any, covenants (whether affirmative or negative, and whether maintenance or incurrence), redemption or repurchase conditions or requirements, pricing terms or defaults or events of default that are more restrictive than those contained in this Agreement or are not provided for in this Agreement (each such covenant, condition, requirement, term and default or event of default therein referred to as “More Favorable Provision”), unless such More Favorable Provision is also incorporated by reference in this Agreement as if set forth fully herein, mutatis mutandis, effective as of the date when such More Favorable Provisions became effective under such other Relevant Debt Instrument. Notwithstanding the foregoing, no Relevant Debt Instrument shall be permitted to contain any provision which precludes the repayment or prepayment of the Loan, or trigger a default (however defined) thereunder as a result of any such repayment or prepayment.

6.3	Financial Covenants

So long as any Loan Indebtedness is outstanding or the Loan is available hereunder, the Borrower covenants and agrees with the Lender that, unless the Lender otherwise consents in writing:

(a)	Debt to Cash Flow Ratio. The Borrower shall maintain a Debt to Cash Flow Ratio which does not exceed 5.0 to 1.0 at the end of each Fiscal Quarter.

(b)	Interest Coverage Ratio. The Borrower shall maintain an Interest Coverage Ratio of not less than 2.0 to 1.0 at the end of each Fiscal Quarter.

ARTICLE 7

CONDITIONS

7.1	Conditions Precedent to Effectiveness

The Borrower shall satisfy the following conditions precedent on the Effective Date:

(a)	the Lender shall have received: an executed copy of this Agreement;

(b)	each of the representations and warranties in Section 5.1 hereof shall be true and correct as though made on or as of such date, and a senior officer of the Borrower shall have certified to the same;

(c)	all Governmental Authorizations and material authorizations by third parties (including lenders in respect of Material Financial Indebtedness) necessary for the entering into and performance by the Loan Parties of the Loan Documents shall be obtained and shall be in full force and effect; and

(d)	there shall not have occurred any default or event of default that is continuing (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the Arrangement Agreement (except as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Lender), the Credit Agreements or the Public Indentures or any other Material Financial Indebtedness of the Borrower or any of its subsidiaries, both before and after giving effect to the proposed Drawdown, and a senior officer of the Borrower shall have certified to the same.

7.2	Conditions Precedent to Drawdown

The obligation of the Lender to make the advance of the Loan shall be subject to satisfaction of the following conditions precedent on or before the Drawdown Date or on the date specified below:

(a)	the Lender shall have received a Notice of Drawdown in respect of the Drawdown in accordance with Section 2.3;

(b)	on the Drawdown Date, (A) each of the representations and warranties in Section 3.1 of the Arrangement Agreement shall be true and correct as though made on or as of such date, and (B) each of the representations and warranties in Section 5.1 hereof shall be true and correct as though made on or as of such date provided that in clauses (d), (i), (f), (g), (h), (k), (l), (m) and (p) thereof, the reference to “Material Adverse Effect” shall be deemed to be a reference to “Transaction Material Adverse Effect” for the purposes hereof, and a senior officer of the Borrower shall have certified to the same;

(c)	on the Drawdown Date, no Default or Event of Default shall have occurred and be continuing and no Default or Event of Default shall occur as a result of the making of the Drawdown;

(d)	the Lender shall have received a detailed calculation of the Maximum Borrowing Amount as of the date of the Drawdown Date, a certificate of the treasurer or assistant treasurer (where applicable) of the Borrower certifying (i) the same, and (ii) that the amount of the Advance, together with all other funds transmitted by the Borrower to the Trustee on April 1, 2009 for repayment of the amounts due under the 2009 Notes on their maturity are sufficient to satisfy all obligations payable under the 2009 Notes on such date;

(e)	there shall not have occurred any event, change or circumstance since the date of the Arrangement Agreement, that has had, or could reasonably be expected to have, a Transaction Material Adverse Effect, and a senior officer of the Borrower shall have certified to the same;

(f)	the Lender shall be satisfied, acting reasonably, with any subordination terms required by the lenders under EDC Facility;

(g)

there shall not have occurred any default or event of default that is continuing (or an event which would result in a right of termination, cancellation or acceleration of any obligation) under any of the

Arrangement Agreement (except as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Purchaser), the Credit Agreements or the Public Indentures or any other Material Financial Indebtedness, both before and after giving effect to the proposed Drawdown, and a senior officer of the Borrower shall have certified to the same;

(h)	the Lender shall have received a confirmation (in the form of the certification referred to below) from the Borrower (i) of the aggregate amount of undrawn commitments under the Credit Agreements as of the date hereof are available to be drawn to repay the 2009 Notes upon their maturity and (ii) that all conditions precedent to the borrowing of such funds have been satisfied in full as of such date, and in each case a senior officer of the Borrower shall have certified to the same;

(i)	the maturity date of the Huntsman Preferred Stock Obligations shall have been extended to at least June 30, 2010 for an amount of not less than U.S. ¢¢¢¢¢; and

(j)	the TD Credit Agreement shall be fully drawn (to the extent permitted by the negative pledge contained in the Public Indentures provided that least U.S.$300,000,000 of outstandings under the TD Credit Agreement are permitted by the Public Indentures) but excluding the swing line contained in the TD Credit Agreement and subject to a 5% variance on Cdn. Dollar borrowings to allow for currency fluctuations and (ii) the Other TD Credit Agreements shall be fully drawn (subject to a 5% variance on Cdn. Dollar borrowings to allow for currency fluctuations).

7.3	Conditions Subsequent

The continued effectiveness of this Agreement is also conditioned upon the following conditions subsequent being met on or before the applicable dates set forth below (as such dates may be extended in writing by the Lender):

(a)	the Lender shall have received, within two Banking Days of the date hereof,

(i)	certified copies of resolutions (the “Resolutions”) duly adopted by the board of directors of the Borrower and each Guarantor authorizing the execution, delivery and performance of the Loan Documents to which it is a party and the borrowings or guarantees hereunder, as applicable;

(ii)	a certificate of the secretary or assistant secretary (where applicable) of the Borrower and each Guarantor certifying (A) that attached thereto is a true and complete copy of each Organizational Document of the Borrower and each such Guarantor, and (B) as to the incumbency and specimen signature of each officer executing any Loan Document or any other document delivered in connection herewith on behalf of the Borrower and each such Guarantor;

(iii)	confirmation from the Borrower (in the form of the certification referred to below) (i) of the aggregate amount of undrawn commitments under the Credit Agreements as of the date hereof, (ii) that such amounts are available to be drawn to repay the 2009 Notes upon their maturity and (iii) that all conditions precedent to the borrowing of such funds have been, or are capable of being, satisfied in full as of such date, and in each case a senior officer of the Borrower shall have certified to the same; and

(vi)	a certificate as to the good standing of the Borrower and each Guarantor as of a recent date, if applicable; and

(b)	the Lender shall have received an executed copy of (i) a Restricted Subsidiary Guarantee from each Restricted Subsidiary and (iii) a Subordination Agreement from each Restricted Subsidiary within one (1) Banking Day of the Lender agreeing to the terms of its subordination agreement with the agent under the EDC Facility, which the Lender agrees to use commercially reasonable efforts to enter into no later than three (3) Business Days from the date hereof;

(c)	the Lender shall have received, within three Banking Days of the date hereof, a favourable opinion addressed to the Lender relating to the Borrower and each Guarantor of (A) the Senior Vice-President,

Chief Legal Officer and Corporate Secretary of the Borrower with respect to corporate matters and (B) Borrower’s Counsel with respect to enforceability of this Agreement and the other Loan Documents and such other matters as may be reasonably requested by the Lender or its counsel including, without limitation, no conflict with the Credit Agreements;

7.4	Waiver of Conditions

The conditions set out in Sections 7.1, 7.2 and 7.3 are inserted for the sole benefit of the Lender and may be waived only by the Lender, in whole or in part and with or without terms or conditions, in respect of all or any portion of the Drawdown.

7.5	Form and Substance of Documents

All Loan Documents, certificates, reports, opinions and other documentation which the Lender is entitled to receive hereunder from time to time shall be in form and substance satisfactory to the Lender and its counsel, acting reasonably.

ARTICLE 8

EVENTS OF DEFAULT

8.1	Events of Default

Subject to Section 12.8, each of the following events shall constitute an “Event of Default”:

(a)	Failure to Pay Principal. If the Borrower defaults in the due and punctual payment of any principal of the Loan when the same becomes due and payable hereunder, and such default continues for a period of 1 Banking Day after notice is given to the Borrower by the Lender specifying such default and requiring it to be remedied.

(b)	Failure to Pay Interest. If the Borrower defaults in the due and punctual payment of any Loan Indebtedness (other than principal) as and when the same becomes due and payable hereunder, and such default continues for a period of 1 Banking Day after notice is given to the Borrower by the Lender specifying such default and requiring it to be remedied.

(c)	Breach of Covenants. Except for an Event of Default set out in paragraphs (a) or (b) above, if the Borrower or any Restricted Subsidiary defaults in the performance or observance of any covenant, obligation or condition to be observed or performed by it pursuant to this Agreement or any other Loan Document, and the Borrower or such Restricted Subsidiary fails to remedy such default within a period of 30 days after such default; provided that in the case of Sections 6.1(e), 6.1(n), 6.1(r), 6.1(t) and 6.2, the cure period shall be reduced to 10 days after the occurrence of such default (and no cure period shall apply in the case of Section 8.3 or any other default which is not capable of being remedied).

(d)	Incorrect Representations. If any representation or warranty made by the Borrower or any Restricted Subsidiary in this Agreement or any other Loan Document is incorrect in any material respect when made and (if capable of being remedied) such inaccuracy continues for a period of 10 days after the making of such representation or warranty).

(e)

Insolvency. If any proceeding is commenced or any judgment, decree or order of a court of competent jurisdiction is entered against the Borrower or any Restricted Subsidiary other than as otherwise permitted hereunder (i) seeking to adjudge or adjudging the Borrower or such Restricted Subsidiary bankrupt or insolvent, seeking or approving a petition seeking reorganization, liquidation, dissolution or winding-up or an arrangement or other relief with respect to its or its debts of the Borrower or such Restricted Subsidiary under its governing legislation of its jurisdiction of constitution or the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any

other bankruptcy, insolvency or analogous law, or (ii) seeking to appoint or appointing a receiver, trustee, liquidator, or other person with like powers over all, or substantially all, of the property of the Borrower or such Restricted Subsidiary, or (iii) seeking to order or ordering the involuntary winding up or liquidation of the affairs of the Borrower or such Restricted Subsidiary, unless such proceeding, judgment, decree, order or appointment is stayed within 30 days after the entry thereof and thereafter continues to be stayed or of no effect against the Borrower or such Restricted Subsidiary or any of their respective property and assets.

(f)	Voluntary Insolvency. If (i) an order or a resolution is passed with the consent of the Borrower or any Restricted Subsidiary or their shareholders for the dissolution, winding-up, reorganization or liquidation of the Borrower or such Restricted Subsidiary (other than a Permitted Merger), or (ii) if the Borrower or any Restricted Subsidiary institutes proceedings seeking an arrangement or other relief with respect to it or its debts or to be adjudicated bankrupt or insolvent, or consents to the institution of bankruptcy or insolvency proceedings against it under the Bankruptcy and Insolvency Act (Canada), the Companies’ Creditors Arrangement Act (Canada) or any other bankruptcy, insolvency or analogous law, or (iii) the Borrower or any Restricted Subsidiary consents to the filing of any petition under any such law or to the appointment of a receiver, or other person with like powers, over all, or substantially all, of the property of the Borrower or such Restricted Subsidiary, or (iv) the Borrower or any Restricted Subsidiary makes a general assignment for the benefit of creditors, or becomes unable to pay its debts generally as they become due, or (v) the Borrower or any Restricted Subsidiary takes any corporate action in furtherance of any of the aforesaid purposes.

(g)	Cross Default. If a default, event of default or other similar condition or event (however described) in respect of the Borrower or any Restricted Subsidiary occurs or exists under any indentures, credit agreements, agreements or other instruments evidencing or relating to any Debt (other than Non-Recourse Debt or the Loan Indebtedness) of the Borrower or any Restricted Subsidiary (individually or collectively) in an aggregate amount in excess of U.S.$25,000,000 (or the Equivalent Amount thereof in Cdn. Dollars or the equivalent thereof in any other currency) and after the lapse of any applicable cure periods such default, event or condition has resulted in such Debt or Secured Swap Obligations becoming, or becoming capable at such time of being declared, due and payable thereunder before it would otherwise have been due and payable.

(h)	Other Enforcement Proceedings. If property and assets of the Borrower or any Restricted Subsidiary (other than assets which secure Non-Recourse Debt) having an aggregate fair market value in excess of U.S. $25,000,000 is subject to enforcement, seizure or attachment by any Person pursuant to any Lien, legal process or other means, including, without limitation, distress, execution or any other step or proceeding with similar effect and such enforcement or other proceeding shall continue in effect and not be released, discharged or stayed for a period of 30 days.

(i)	Judgments. If one or more judgments, decrees or orders (other than in respect of Non-Recourse Debt) shall be rendered against the Borrower or any Restricted Subsidiary for the payment of money in excess of U.S. $25,000,000 and any of such judgments, decrees or orders shall continue unsatisfied and in effect for a period of 30 days without being vacated, discharged, satisfied or stayed pending appeal.

(j)	Invalid Loan Documents. If, for a period of 15 days after notice thereof to the Borrower, any of the Loan Documents or any material provision thereof ceases, becomes and continues to be invalid or unenforceable and is not cured to the satisfaction of the Lender acting reasonably.

(k)

Confirmations. Failure to provide the Lender (i) on or before February 28, 2009 with confirmation from The Toronto-Dominion Bank, as Agent under the TD Credit Agreement confirming that, after giving effect to the EDC Agreement, the conditions subsequent set forth in Section 4(c), (e) and (f) of the First Amending Agreement to the TD Credit Agreement dated as of January 28, 2009 between the Borrower and The Toronto-Dominion Bank, as Agent (the “TD First Amendment”) have been satisfied in full, and (ii) on or before February 28, 2009 with confirmation from the Majority Lenders under the EDC Facility that the terms of this Agreement are acceptable to the Majority Lenders thereunder, provided that it shall not be an Event of Default hereunder if such confirmation is not provided solely as a result of the Lender failing to use commercially reasonable efforts to enter into its subordination agreement with the agent under the EDC Facility.

(l)	Specified Event. The occurrence of any Specified Event.

(m)	Increase Trigger Event. An Increase Trigger Event shall have occurred and shall continue unremedied for a period of thirty (30) calendar days.

(n)	Arrangement Agreement. The termination of the Arrangement Agreement by any party thereto, except (i) as a result, directly or indirectly, of any breach of the terms of the Arrangement Agreement by the Purchaser, (ii) as a result of an Increase Trigger Event or (iii) as a result of a Specified Event.

(o)	Other Debt and Secured Swap Obligations. The Borrower or any Affiliate defaults in the making of any payment of (i) any Debt owing under the TD Credit Agreement, any of the Other TD Credit Agreements or the RBC Credit Agreement and such default continues after all applicable grace or cure periods have expired, or (ii) any Secured Swap Obligations and such default continues for a period of 3 Banking Days after all applicable grace or cure periods have expired.

8.2	Effect of Events of Default

If an Event of Default occurs and is continuing, the Lender may, by notice in writing to the Borrower, cancel the availability of all or any part of the Loan and/or declare all or any part of the principal amount of the Loan, together with all accrued and unpaid interest thereon and all other Loan Indebtedness, to be immediately due and payable, whereupon:

(a)	all such amounts shall become immediately due and payable, without protest, presentment, demand or further notice of any kind, all of which are expressly waived by the Borrower and the Borrower hereby unconditionally promises and agrees to immediately pay such amounts to the Lender;

(b)	such notice shall constitute due demand for payment under any notes issued pursuant to the Loan Documents;

(c)	a demand for payment of all such amounts may be given to any Restricted Subsidiary under any Restricted Subsidiary Guarantee;

(d)	the Lender shall be entitled to exercise all rights and remedies available to it under any of the Loan Documents, at Law.

In addition to the foregoing remedies available to the Lender if any Event of Default occurs and is continuing, upon the occurrence of a Specified Event, (i) if the Loan has been advanced, a specified event fee equal to 2.50% of the aggregate outstanding principal amount of the Loan shall immediately become due and payable by the Borrower and (ii) if the Loan has not been advanced, a specified event fee equal to US$5,000,0000 shall immediately become due and payable by the Borrower.

8.3	Right of Set-Off

Upon the occurrence and during the continuation of an Event of Default, the Lender is hereby authorized at any time and from time to time thereafter, without notice to the Borrower (any such notice being expressly waived by the Borrower) and to the fullest extent permitted by law, to set-off and apply all indebtedness at any time owing, by the Lender to or for the credit or the account of the Borrower against any or all of the Loan Indebtedness. The Lender agrees to promptly notify the Borrower after any such set-off and application and to provide particulars of such set-off and application; provided, however, that the failure to give such notice shall not affect the validity of such set-off and application. This set-off may occur notwithstanding that such indebtedness is expressed in different currencies and the Lender is hereby authorized to effect any necessary currency conversions at the Noon Rate.

ARTICLE 9

ILLEGALITY AND TAXES

9.1	Illegality

Notwithstanding anything to the contrary herein contained, if on any date the Lender determines in good faith, which determination shall be conclusive and binding on the Parties, that its ability to maintain or continue to offer the Commitment or fund or hold the Loan has become unlawful or impossible because:

(a)	of any change in applicable Laws, or in the interpretation or administration thereof by any Governmental Authority having jurisdiction in the matter; or

(b)	the imposition of any condition, restriction or limitation upon such Lender which is outside of its control,

then the Lender shall give prompt written notice thereof to the Borrower, and the Borrower shall forthwith (or at the end of such period as is permitted under the applicable Law) repay to the Lender all principal amounts affected thereby, together with all unpaid interest accrued thereon to the date of repayment and all other expenses incurred in connection with the termination of the Loan.

9.2	Application of Sections 9.1 and 9.3

If the Lender exercises its rights under this Article 9, then concurrently with a written notice from the Lender to the Borrower requiring compliance with the applicable provision, the Lender shall provide the Borrower with a certificate in reasonable detail outlining the particulars giving rise to such notice.

9.3	Taxes

(a)	Payments Free of Taxes. Any and all payments by or on account of any obligation of the Loan Parties hereunder or under any other Loan Document shall be made free and clear of and without reduction or withholding for any Indemnified Taxes or Other Taxes; provided that if any Loan Parties shall be required by applicable Law to deduct any Indemnified Taxes (including any Other Taxes) from such payments, then (i) such Lender shall increase the sum payable as necessary so that after all required deductions and withholdings (including deductions and withholdings applicable to additional sums payable under this Section 9.3) the Lender receives an amount equal to the sum it would have received had no such deductions been made, (ii) the applicable Loan Parties shall make such deductions and (iii) the applicable Loan Parties shall timely pay the full amount deducted to the relevant Taxing Authority in accordance with applicable Law.

(b)	Payment of Other Taxes by Loan Parties. Without limiting the provisions of paragraph (a) above, the Loan Parties shall timely pay any Other Taxes to the relevant Taxing Authority in accordance with applicable Law.

(c)	Indemnification by Borrower. Each Loan Party shall indemnify the Lender within ten (10) Banking Days after demand therefor, for the full amount of any Indemnified Taxes or Other Taxes (including Indemnified Taxes or Other Taxes imposed or asserted on or attributable to amounts payable under this Section 9.3) paid by the Lender and any penalties, interest and reasonable expenses arising therefrom or with respect thereto, whether or not such Indemnified Taxes or Other Taxes were correctly or legally imposed or asserted by the relevant Taxing Authority. A certificate as to the amount of such payment or liability delivered to the Borrower by the Lender shall be conclusive absent manifest error.

(d)	Evidence of Payments. As soon as practicable after any payment of Indemnified Taxes or Other Taxes by any Loan Party to a Taxing Authority, the relevant Loan Party shall deliver to the Lender the original or a certified copy of a receipt issued by such Taxing Authority evidencing such payment, a copy of the return reporting such payment or other evidence of such payment reasonably satisfactory to the Lender.

ARTICLE 10

COSTS, EXPENSES AND INDEMNIFICATION

10.1	Costs and Expenses

The Borrower shall, promptly upon demand by the Lender, pay all reasonable costs and expenses of the Lender in connection with the amendment and enforcement of, and the waiver or preservation of any of the Lender’s and the Lender’ rights under this Agreement and all other Loan Documents (including in either case the reasonable fees and expenses of Lenders’ counsel on a solicitor and his own client basis). The Lender shall within a reasonable time give notice to the Borrower of any amounts payable by the Borrower under this Section 10.1 and such amounts shall be paid within 30 days thereafter. Any amounts not so paid will bear interest at the rate set out in Section 3.2 from the date such cost or expense should have been paid until the Lender has been paid in full.

10.2	General Indemnity

In addition to any liability of the Borrower to the Lender under any other provision hereof, the Borrower shall indemnify the Lender and its Affiliates, directors, officers, agents and employees (collectively, in this Section the “Indemnified Parties”) and hold each Indemnified Party harmless against any losses, claims, costs, damages or liabilities (including, without limitation, any expense or cost incurred in the liquidation and re-deployment of funds acquired to fund or maintain any portion of an Advance and reasonable out-of-pocket expenses and reasonable legal fees on a solicitor and his own client basis) incurred by the same as a result of or in connection with the Loan or the Loan Documents, including, without limitation, as a result of or in connection with:

(a)	any cost or expense incurred by reason of the liquidation or re-deployment in whole or in part of deposits or other funds required by the Lender to fund or maintain any Advance as a result of the Borrower’s failure to complete a Drawdown or to make any payment, repayment or prepayment on the date required hereunder or specified by it in any notice given hereunder;

(b)	the Borrower’s failure to pay any other amount, including without limitation any interest or fees, due hereunder on its due date after the expiration of any applicable grace or notice periods (subject, however, to the interest obligations of the Borrower hereunder for overdue amounts);

(c)	the Borrower’s failure to give any notice required to be given by it to the Lender or the Lender hereunder;

(d)	the failure of the Borrower to make any other payment due hereunder;

(e)	any inaccuracy or incompleteness of the Borrower’s representations and warranties contained in Article 5;

(f)	any failure of the Borrower to observe or fulfil its covenants under Article 6; or

(g)	the occurrence of any Default or Event of Default;

provided that this Section shall not apply to any losses, claims, costs, damages or liabilities that arise by reason of the gross negligence or wilful misconduct of the Indemnified Party claiming indemnity hereunder. The provisions of this Section shall survive repayment of the Loan Indebtedness.

10.3	Currency Indemnity

Any payment made to or for the account of the Lender in respect of any amount payable by the Borrower in a currency (the “Tendered Currency”) other than the currency in which such payment is due (the “Required Currency”), whether pursuant to any judgment or order of a court or tribunal or otherwise, shall constitute a discharge of the Borrower only to the extent of the amount of the Required Currency which may be purchased with such Tendered Currency at the time of payment at the Noon Rate at such time. The Borrower covenants and agrees to and in favour of each Lender that it shall, as a separate and independent obligation which shall not be merged in any such judgment or order, pay or cause to be paid the amount not so discharged in accordance with the foregoing and indemnify and hold harmless each Lender against any loss or damage arising as a result of any such amount being paid in such Tendered Currency. A certificate of the Lender as to any such loss or damage shall be prima facie evidence of the amount thereof in the absence of manifest error.

ARTICLE 11

ASSIGNMENT

11.1	Successors and Assigns

Neither the Borrower nor any Subsidiary may assign any of its rights or benefits under this Agreement without the prior written consent of the Lender. The Lender may assign or grant participations in all or part of its rights in respect of the Loan Indebtedness and have its corresponding obligations hereunder assumed by any such assignee (provided that, prior to the advance of the Loan, any such assignment shall be accompanied by a guarantee by the Lender of the assignee’s obligation hereunder in form and substance satisfactory to the Borrower). Any assignment by the Lender hereunder will become effective when the Borrower has been notified thereof by the Lender and has received from the assignee an undertaking to be bound by this Agreement and to perform the obligations assumed by it. Any assignee of the Lender will be treated as a party to this Agreement for all purposes of this Agreement and will be entitled to the full benefit hereof and will be subject to the obligations of the Lender to the same extent as if it were an original party in respect of the rights assigned to it and obligations assumed by it and the assigning Lender will (except as noted above) be released and discharged accordingly and to the same extent upon such assignment.

ARTICLE 12

GENERAL PROVISIONS

12.1	Exchange and Confidentiality of Information

Each Party agrees to comply with the terms and conditions of the confidentiality agreement dated as of February 7, 2009 between the Lender and the Borrower in connection with the Arrangement Agreement and certain other parties thereto. In the event that such confidentiality agreement is terminated or otherwise no longer effective, the foregoing covenant shall nevertheless survive and continue to be effective until all Loan Indebtedness has been repaid and the Lender’s Commitment has been terminated pursuant to the terms hereof.

12.2	Further Assurances

Each Party hereto shall, at the request of the other (but at the expense of the Borrower), perform all such further acts and execute and deliver all such further documents as may, in the reasonable opinion of the other, be necessary or desirable in order to fully perform and carry out the purpose and intent of the Loan Documents.

12.3	Notice

Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if faxed during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number provided as follows:

(a)	In the case of the Borrower:

NOVA Chemicals Corporation

1550 Coraopolis Heights Road

Moon Township PA 15108

Attention:        Jack Mustoe

Facsimile:

(b)	In the case of the Lender:

International Petroleum Investment Company

P. O. Box 7528

Abu Dhabi

United Arab Emirates

Attention:        H.E. Khadem Al Qubaisi

Facsimile:

Any Party may change its address or fax number from time to time in a notice similarly given.

12.4	Patriot Act Notice

The Lender hereby agrees to notify the Borrower if, pursuant to the requirements of the Patriot Act, it is or becomes required to obtain, verify and record information that identifies the Borrower and each Restricted Subsidiary, which information includes the name and address of the Borrower and each Restricted Subsidiary and other information that will allow the Lender to identify the Borrower and each Restricted Subsidiary in accordance with the Patriot Act. The Borrower shall, and shall cause each of the Restricted Subsidiaries to, provide to the extent commercially reasonable, such information and take such actions as are reasonably requested by the Lender in order to assist the Lender in maintaining compliance with the Patriot Act.

12.5	Non-Performance of Covenants

If the Borrower fails to perform any of its covenants or agreements hereunder, and has failed to cure same within applicable cure periods, the Lender may itself, but shall not be obliged to, perform or cause to be performed the same upon five (5) Banking Days’ prior written notice to the Borrower and all reasonable expenses incurred or payments made by the Lender in so doing shall be paid by the Borrower to the Lender forthwith upon demand. Any such expenses or payments remaining unpaid within 30 days after demand shall bear interest at the rate set forth in Section 3.2 from the date such expense or payment was incurred or made by the Lender until paid.

12.6	Counterparts

The Loan Documents may be executed in any number of counterparts and by different Parties in separate counterparts, each of which when so executed will be deemed to be an original and all of which taken together will constitute one and the same instrument. Counterparts may be executed either in original or faxed form and the Parties adopt any signatures received by a receiving fax machine as original signatures of the Parties, provided however, that any Party providing its signature in such manner will promptly forward to the other Party an original of the signed copy of this Agreement.

12.7	Whole Agreement

This Agreement constitutes the whole and entire agreement between the Lender on one hand and the Borrower on the other hand, and cancels and supersedes any prior agreements, undertakings, declarations, representations and warranties, written or verbal among all such Parties in respect of the subject matter of this Agreement.

12.8	Credit Agreement Governs

In the event of any conflict or inconsistency between the provisions of this Agreement and the provisions of the other Loan Documents, the provisions of this Agreement, to the extent of the conflict or inconsistency, shall govern and prevail.

12.9	EDC Facility

Notwithstanding any term or condition herein contained, if the Majority Lenders (as defined in the EDC Facility) have provided their consent, waiver, approval or forbearance with respect to any event, circumstance or condition that would otherwise result in or constitute a Default or Event of Default under the EDC Facility but for such consent, waiver, approval or forbearance, the Lender shall be deemed to have provided a consent, waiver, approval or forbearance on like terms in respect of any Default or Event of Default that would otherwise exist under this Agreement in respect only of any corresponding provision of this agreement (but not, for greater certainty, under the Arrangement Agreement and, in addition, excluding any such consent, waiver, approval or forbearance (A) relating to clauses (a), (b), (l), (r) and (s) of Section 6.1, clauses (g) or (j) of Section 6.2 or any Event of Default under Section 8.1 resulting from a breach thereof, (B) relates to Article 2, Article 3, Article 4, Section 8.1(a), (b), (e), (f) , (j), (k), (l), (m) or (n), Article 9 and Article 10, (C) that would result, directly or indirectly, in any decrease in the calculation of Consolidated Available Liquidity or increase in the calculation of Maximum Borrowing Amount, in each case, as of April 1, 2009 or (D) that would result, directly or indirectly, in any adverse change in the priority of the Lender relative to those of any other creditor of the Borrower (including without limitation the lenders under the EDC Facility), or (D) would provide additional collateral or guarantees to any creditors under any Credit Agreement. Upon the termination of the Arrangement Agreement (other than as a result, directly or indirectly, of a breach of the Arrangement Agreement by the Purchaser), this Section 12.9 shall have no further force or effect; provided that, if such termination of the Arrangement Agreement occurs as result of the occurrence of an Increase Trigger Event, this Section 12.9 shall continue to be effective until an Event of Default has occurred under Section 8.1(m).

IN WITNESS WHEREOF the Parties hereto have executed this Agreement as of the date first above written.

BORROWER:

NOVA CHEMICALS CORPORATION

Per:	(signed) “Jeffrey Lipton”
Name:
Title:

Per:
Name:
Title:

LENDER:

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

Per:	(signed) “H.E. Khadem Al Qubaisi”
Name:
Title:

SCHEDULE A

TO THE CREDIT AGREEMENT

COMPLIANCE CERTIFICATE

TO:	INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

Re:	Credit Agreement dated as of February 23, 2009 among NOVA Chemicals Corporation as borrower, International Petroleum Investment Company, as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.	This Compliance Certificate is given pursuant to Section 6.1(f)(ii) of the Credit Agreement. Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

2.	I am the duly appointed [■] of the Borrower and hereby certify in such capacity for and on behalf of the Borrower and not in my personal capacity and without assuming any personal liability whatsoever, after making due inquiry:

(a)	the Borrower is in compliance with all of its covenants in the Credit Agreement [except as described in Schedule ■ hereto];

(b)	no Default or Event of Default has occurred and is continuing [except as described in Schedule ■ hereto];

(c)	for the purposes of Section 6.3, that as at the end of the Fiscal Quarter ended ■:

(i)	the Debt to Cash Flow Ratio was ■; and

(ii)	the Interest Coverage Ratio was ■;

and attached hereto are detailed particulars of the manner in which these financial covenants were calculated;

(d)	the Debt Rating of the Borrower is ■ by S&P and ■• by Moody’s on the date hereof and [these Debt Ratings have not changed since the date of the last Compliance Certificate given to the Lender] or [insert particulars of any changes including the date thereof]; and

(e)	attached hereto are detailed summaries or particulars of the following financing and derivative arrangements which are subsisting on [insert last day of relevant Fiscal Quarter] and are not disclosed in the most recent Financial Statements delivered to the Lender:

(i)	all operating leases entered into by the Borrower or any Restricted Subsidiary with an aggregate Attributable Debt in excess of U.S.$25,000,000;

(ii)	any receivables securitization program including any Permitted Securitization Program entered into by the Borrower or any Restricted Subsidiary;

(iii)	any Hedging Agreements and Commodity Agreements entered into by the Borrower or any Restricted Subsidiary (including the mark to market position or credit exposure thereunder and whether or not they are Secured Hedging Agreements, and whether or not Secured Swap Obligations exceed the Secured Swap Limit (and if so, what actions the Borrower is taking pursuant to Section 6.1(s) in respect thereof));

(iv)	any Debt in excess of U.S.$25,000,000 incurred by any Person in which the Borrower or any Restricted Subsidiary owns a minority interest in excess of 10% of the aggregate voting or equity interests in such Person;

(v)	any Financial Assistance provided pursuant to Section 6.2(i) including the aggregate amount thereof and particulars of any particular type of Financial Assistance which individually or cumulatively exceeds U.S.$5,000,000; and

(vi)	(A) the basket amount which equals 10% of “Consolidated Net Tangible Assets” as contemplated in the negative pledges contained within the Public Indentures and (B) the aggregate “Debt” secured by “Liens” which are included within such basket amount, as these terms are defined in the Public Indentures.

DATED this              day of                                 , 200    .

NOVA CHEMICALS CORPORATION

By:
Name:
Title:

SCHEDULE B

TO THE CREDIT AGREEMENT

RESTRICTED SUBSIDIARY GUARANTEE

TO:	INTERNATIONAL PETROLEUM INVESTMENT COMPANY

P. O. Box 7528

Abu Dhabi

United Arab Emirates

PREAMBLE:

A.	Credit Agreement dated as of February 23, 2009 among NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B.	The Borrower has designated ■ (the “Guarantor”) as a Restricted Subsidiary under the Credit Agreement.

C.	In order to permit Debt incurred by the Guarantor to be excluded from Restricted Subsidiary Debt, the Guarantor has agreed to execute and deliver this Guarantee to and in favour of the Lender as collateral security for the payment and performance of the Obligations (as hereinafter defined).

AGREEMENT:

For valuable consideration, the receipt and sufficiency of which are hereby conclusively acknowledged by the Guarantor, the Guarantor hereby agrees in favour of the Lender, for its own benefit and for the benefit of the Lender, as follows:

1.	Defined Terms. In this Guarantee, capitalized terms which are not defined herein shall have the meanings given to such terms in the Credit Agreement.

2.	Guarantee. The Guarantor hereby unconditionally and irrevocably guarantees the prompt payment and performance to the Lender, forthwith upon demand by the Lender, of all Loan Indebtedness which the Borrower has from time to time incurred or may hereafter incur to the Lender under, in connection with or with respect to the Credit Agreement or the other Loan Documents (collectively, the “Obligations”).

All amounts payable by the Guarantor hereunder will be paid to the Lender at the address of the Lender shown above or as otherwise directed in writing by the Lender. Any amounts payable by the Guarantor under this Guarantee which are not paid forthwith upon demand therefor by the Lender will bear interest from the date of such demand at the rate or rates applicable to the corresponding Obligations pursuant to the Credit Agreement.

3.	Absolute Obligations. All of the Guarantor’s obligations under this Guarantee are unconditional, shall remain in force until terminated in accordance with Section 10, and shall not be affected, modified, impaired, released or discharged upon the happening from time to time of any event, including without limitation any of the following:

(a)	any waiver of the Borrower’s performance of any Obligation, or the Borrower’s default under any of the Loan Documents;

(b)	any extension of time for payment or performance of any Obligation or the amendment, extension or renewal of any Loan Documents or any Obligation;

(c)	any delay or failure by the Lender in exercising any right or remedy under any of the Loan Documents;

(d)	any transfer, assignment or mortgaging by the Borrower or the Lender of any interest in any of the Loan Documents or this Guarantee;

(e)	the release or discharge of the Borrower from the performance or observance of any Obligation (other than by performance or by consent of or release by the Lender) unless the Guarantor would have been released from such Obligation if it had been a party to the relevant Loan Documents in the place of the Borrower;

(f)	the voluntary or involuntary liquidation, dissolution, sale or other disposition of all or substantially all of the assets and liabilities or the voluntary or involuntary receivership, insolvency, bankruptcy, assignment for the benefit of creditors, reorganization, composition or other similar proceeding affecting the Borrower or the disaffirmance of any of the Loan Documents in any such proceeding;

(g)	any merger, amalgamation, arrangement, consolidation or other reorganization to which the Borrower, the Guarantor or any related entity is a party, or any direct or indirect sale or disposition of the Guarantor’s assets or the Borrower’s ownership interest in the Guarantor; or

(h)	the release, acceptance or disposal of any collateral held by the Lender as security for any of the Obligations,

and notwithstanding any defense which the Borrower may have against the Lender or any other Person entitled by the terms of any of the Loan Documents to enforce any of the Loan Documents.

4.	Amendment to the Loan Documents. The Guarantor is aware of and consents to the terms of the Loan Documents and agrees that the Loan Documents (other than this Guarantee) may be modified, amended or restated from time to time without notice to or consent of the Guarantor, and that Guarantor’s obligations hereunder shall continue in force with respect to the Loan Documents as so modified, amended or restated.

5.	Waivers by Guarantor. The Guarantor waives notice of the acceptance of this Guarantee, demand or presentment for payment to the Borrower or the making of any protest, notice of the amount of the Obligations outstanding at any time, notice of non-payment or failure to perform on the part of the Borrower, notice of any amendment, modification or waiver of or under any of the Loan Documents, and all other notices or demands not specifically required hereunder.

6.	No Requirement to Exhaust Remedies. The Lender shall not be required to make demand on or file suit against the Borrower or any other party to attempt to collect payment or enforce performance of any Obligation from the Borrower or any other party, to foreclose against any security now or hereafter existing for the Obligations or to exercise or exhaust any other right or remedy to which the Lender or any Lender may be entitled prior to enforcing this Guarantee.

7.	Subrogation. During the term of this Guarantee, the Guarantor agrees not to exercise any rights which it may acquire by way of subrogation or indemnity in respect of this Guarantee until all of the Obligations have been unconditionally and irrevocably paid and satisfied in full. The Guarantor agrees that in any bankruptcy or insolvency of the Borrower or any assignment to or composition, reorganization or other similar proceeding made with the Borrower’s creditors, the Lender shall have the right to rank in priority to the Guarantor for the full amount of the Lender’s claims in respect of the Obligations.

8.	Postponement of Claims. Following the occurrence and during the continuance of an Event of Default, (a) all indebtedness, obligations and liabilities, present and future, direct or indirect, of the Borrower to the Guarantor (the “Intercorporate Debt”), together with each and every security therefor, shall be and is hereby subordinated and postponed to the prior payment in full of all of the Obligations, and (b) all monies received by the Guarantor on account of the principal amount of any Intercorporate Debt, and all monies received by the Guarantor on account of interest or other amounts paid or payable in respect of any Intercorporate Debt at any time shall be received and held by the Guarantor in trust for the Lender, and forthwith upon demand by the Lender shall be paid over to the Lender and applied to the Obligations until the Obligations are finally paid and satisfied in full, all without prejudice to, and without in any way limiting or lessening, the liability of the Guarantor to the Lender under this Guarantee.

9.	Representations and Warranties. The Guarantor hereby represents and warrants to the Lender that all of the representations and warranties in Section 5.1 of the Credit Agreement which relate to the Restricted Subsidiaries are true and correct with respect to the Guarantor as if made on the date hereof.

10.	Term. This Guarantee shall remain in effect for so long as any Loan Indebtedness is outstanding or the Loan is available under the Credit Agreement, provided that if the Guarantor shall ever cease to be a Restricted Subsidiary in accordance with Section 2.9 of the Credit Agreement, this Guarantee shall thereafter be of no force or effect.

11.	Assignment. This Guarantee shall bind and benefit the successors and permitted assigns of the Guarantor and the Lender; provided however that the Guarantor shall not assign its obligations hereunder without the prior written consent of the Lender.

12.	Notices. Any notice or other communication hereunder shall be in writing and, if delivered, it shall be considered received on the day it is given to an officer of the recipient, or if faxed during normal business hours on a Banking Day, it shall be considered received on the same day as the transmission thereof was successfully completed to the number provided as follows:

In the case of the Guarantor:

[Guarantor]

Attention:	■
Fax No.:	■

In the case of the Lender:

International Petroleum Investment Company

Box 7528

Abu Dhabi

United Arab Emirates

Attention:	H.E. Khadem Al Qubaisi
Facsimile:

Any party may change its address or fax number from time to time in a notice similarly given.

13.	Miscellaneous.

(a)	No provision of this Guarantee may be amended or waived except by a written instrument executed by Guarantor and Lender.

(b)	The Guarantor shall be liable for all reasonable legal fees and other costs and expenses incurred by the Lender in enforcing this Guarantee.

(c)	This Guarantee shall be governed by the laws of the Province of Ontario. The courts of the Province of Ontario shall have non-exclusive jurisdiction with respect to all matters relating to or arising out of this Guarantee.

(d)	To the extent that there is any conflict, inconsistency or ambiguity between the provisions of this Guarantee and the Credit Agreement, the provisions of the Credit Agreement will govern to the extent necessary to eliminate such inconsistency or ambiguity.

IN WITNESS WHEREOF, the Guarantor has executed this Guarantee as of the              day of                     , 200        .

[GUARANTOR]

By:
Name:
Title:

By:
Name:
Title:

SCHEDULE C

TO THE CREDIT AGREEMENT

NOTICE OF DRAWDOWN

TO:	INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

Re:	Credit Agreement dated as of February 23, 2009 between NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

1.	The Drawdown Date is the 1st day of April, 2009.

2.	Pursuant to Section 2.4 of the Credit Agreement, the undersigned hereby irrevocably requests that a Drawdown be made available in the principal amount of US$ .

3.	The undersigned certifies to the Lender and to the Lender that:

(a)	on the date hereof, no Default or Event of Default has occurred and is continuing and no Default or Event of Default shall occur as a result of the making of the Drawdown(s) contemplated herein; and

(b)	since the date of the most recent Financial Statements delivered to the Lender, no event, act or condition has occurred that would have a Material Adverse Effect.

4.	Special instructions (if any):

5.	This Notice is irrevocable.

6.	Capitalized terms used herein and not otherwise defined herein have the meanings given to them by the Credit Agreement.

DATED this             day of             , 200 , at             a.m., Calgary, Alberta time.

NOVA CHEMICALS CORPORATION

By:
Name:
Title:

SCHEDULE D

TO THE CREDIT AGREEMENT

RESTRICTED SUBSIDIARIES

Ownership (direct or indirect) of Borrower
NOVA Chemicals (Canada) Ltd.	100%

NOVA Petrochemicals Ltd.	100%

NOVA Chemicals Inc.	100%

NOVA Chemicals (International) S.A.	100%

SCHEDULE E

TO THE CREDIT AGREEMENT

SUBORDINATION AGREEMENT

This Agreement dated as of —.

AMONG:

[NAME OF RESTRICTED SUBSIDIARY] (the “Subordinated Creditor”)

- and -

NOVA CHEMICALS CORPORATION, a corporation subsisting under the federal laws of Canada, as Borrower (the “Borrower”)

- and -

INTERNATIONAL PETROLEUM INVESTMENT COMPANY, as Lender

PREAMBLE:

Re:	The Borrower and the Lender entered into a Credit Agreement dated as of February 23, 2009 between NOVA Chemicals Corporation as borrower, International Petroleum Investment Company as lender (the “Lender”) (such Credit Agreement, as it may be amended, supplemented or otherwise modified or restated from time to time, referred to as the “Credit Agreement”).

B.	The Borrower has designated the Subordinated Creditor as a Restricted Subsidiary under the Credit Agreement.

C.	Pursuant to the Credit Agreement, the Subordinated Creditor is required to execute and deliver this Agreement to and in favour of the Lender.

NOW THEREFORE, for good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged by the parties hereto), the parties hereto agree as follows:

ARTICLE 1

INTERPRETATION

1.1	Definitions

In this Agreement, including the recitals, capitalized terms which are not defined herein shall have the meanings given to such terms in the Credit Agreement. In addition, the following terms shall have the following meanings:

(a)	“Event of Default” means an Event of Default under the Credit Agreement.

(b)	“Senior Creditor” means the Lender;

(c)	“Senior Indebtedness” means all Loan Indebtedness; and

(d)	“Subordinated Indebtedness” means all indebtedness, obligations and liabilities of the Borrower to the Subordinated Creditor, whether present or future, direct or indirect, absolute or contingent, matured or not, extended or renewed; in any case wheresoever and howsoever incurred and any ultimate unpaid balance thereof and whether the same is from time to time reduced and thereafter increased or entirely extinguished and thereafter incurred again and whether the Borrower be bound alone or with another or others and whether as principal or surety.

1.2	Headings

The division of this Agreement into articles, sections, paragraphs and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation hereof.

1.3	Interpretation

In this Agreement:

(a)	the terms “this Agreement”, “hereof”, “herein”, “hereunder” and similar expressions refer, unless otherwise specified, to this Subordination Agreement taken as a whole and not to any particular section, subsection or paragraph;

(b)	words importing the singular number or masculine gender shall include the plural number or the feminine or neuter genders, and vice versa;

(c)	all references to Sections refer, unless otherwise specified, to sections, subsections or paragraphs of this Agreement, as the case may be; and

(d)	words and terms denoting inclusiveness (such as “include” or “includes” or “including”), whether or not so stated, are not limited by their context or by the words or phrases which precede or succeed them.

1.4	Governing Law

This Agreement shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein and shall be treated in all respects as an Ontario contract. The Subordinated Creditor irrevocably submits to the non-exclusive jurisdiction of the courts of the Province of Ontario, without prejudice to the rights of the Senior Creditor to take proceedings in any other jurisdiction.

1.5	Severability

If any provision of this Agreement shall be invalid, illegal or unenforceable in any respect in any jurisdiction, it shall not affect the validity, legality or enforceability of such provision in any other jurisdiction or the validity, legality or enforceability of any other provision of this Agreement.

1.6	Time of the Essence

Time shall be of the essence in this Agreement.

ARTICLE 2

POSTPONEMENT AND SUBORDINATION OF SUBORDINATED INDEBTEDNESS

2.1	General Postponement and Subordination

Except for payments expressly permitted by Article 3, the Subordinated Indebtedness shall be and are hereby expressly fully postponed and made subordinate in right of payment to the prior payment in full of the Senior Indebtedness and the Subordinated Creditor shall not accept any repayment, prepayment or other satisfaction of or with respect to all or any portion of the Subordinated Indebtedness (in each case, whether in cash, property or securities) prior to the payment in full of the Senior Indebtedness; and

The postponement and subordination of the Subordinated Indebtedness set out in this Agreement shall apply in all events and circumstances. Without limiting the generality of the foregoing, the rights and priority of the

Senior Creditor and the subordination of the Subordinated Indebtedness pursuant hereto shall not be affected by (i) the time, sequence or order of creating, granting, executing, delivering of, or registering or failing to register any statement or other notice in respect of the Subordinated Indebtedness; (ii) subject to Article 3, the date of any payments made to the Subordinated Creditor under or in respect of the Subordinated Indebtedness; (iii) the time or order of giving any notice or the making of any demand under the Senior Indebtedness or the Subordinated Indebtedness, (iv) the taking of any collection or enforcement proceedings in respect of the Subordinated Indebtedness; (v) the date of obtaining of any judgment or the order of any bankruptcy court or any court administering bankruptcy, insolvency or similar proceedings as to the entitlement of either the Senior Creditor or the Subordinated Creditor to any money or property of the Borrower; (vi) the giving or failure to give any notice, or the order of giving any notice, to the Borrower; (vii) any priority that would (but for this Agreement) be granted to the Subordinated Creditor or the Subordinated Indebtedness by any applicable principle of law or equity.

2.2	Priority of Senior Indebtedness or Insolvency

(a)	In the event of any dissolution, winding up, liquidation, readjustment, reorganization, bankruptcy, insolvency, receivership, creditor enforcement or realization or other similar proceedings relating to the Borrower, or any of its property (whether voluntary or involuntary, partial or complete), or any other marshalling of the assets and liabilities of the Borrower, or any sale of all or substantially all of the assets of the Borrower, the Senior Indebtedness shall first be paid in full before the Subordinated Creditor shall be entitled to receive or retain any payment or distribution in respect of the Subordinated Indebtedness. In order to implement the foregoing, all payments and distributions of any kind or character in respect of the Subordinated Indebtedness to which the Subordinated Creditor would be entitled if the Subordinated Indebtedness were not subordinated pursuant to this Agreement shall be made directly to the Lender.

2.3	Receipt of Payments, Proceeds and Assets in Trust

If any payment, proceeds or distribution of assets from the Borrower is received by the Subordinated Creditor in respect of the Subordinated Indebtedness prior to the payment in full of the Senior Indebtedness then, except as expressly permitted by Article 3, such payment, proceeds or assets shall be received and held in trust by the Subordinated Creditor for the exclusive benefit of the Senior Creditor and shall be forthwith paid or delivered to the Senior Creditor.

ARTICLE 3

PERMITTED PAYMENTS

3.1	Permitted Payments

Prior to the occurrence of an Event of Default which is continuing, the Subordinated Creditor shall, subject to Section 2.2, be entitled to receive any payments on account of the Subordinated Indebtedness.

ARTICLE 4

RESTRICTION ON SUBROGATION

4.1	Restriction on Subrogation

The Subordinated Creditor shall not exercise any rights which it may acquire by way of subrogation or contribution under this Agreement, as a result of any payment made hereunder or otherwise until this Agreement has ceased to be effective in accordance with Section 7.1(a). If any amount is paid to the Subordinated Creditor on account of such subrogation or contribution rights at any time before this Agreement has ceased to be effective in accordance with Section 7.1(a), such amount shall be held in trust by the Subordinated Creditor for the benefit of the Senior Creditor and shall be forthwith paid to the Senior Creditor.

ARTICLE 5

DEALINGS WITH DEBTORS

5.1	Restricted Dealings by Subordinated Creditor

Except with the prior written consent of the Senior Creditor, the Subordinated Creditor shall not:

(a)	take any collateral security for all or any portion of the Subordinated Indebtedness unless such security is a Permitted Lien; or

(b)	assign all or any portion of the Subordinated Indebtedness unless the assignee agrees to assume the Subordinated Creditor’s obligations under this Agreement pursuant to an assumption agreement in a form satisfactory to the Lender.

5.2	Senior Creditor Not Bound by Restrictions

Each of the Borrower and the Subordinated Creditor hereby acknowledge, covenant and agree that the liabilities and obligations of the Borrower to the Senior Creditor under the Senior Indebtedness shall not be impaired, affected, reduced or limited by a failure by the Borrower to comply with any restrictions on borrowing or granting security under the terms of any Subordinated Indebtedness, regardless of any knowledge thereof which the Senior Creditor may have or be deemed to have or with which the Senior Creditor may be charged. Nothing contained in this Agreement or any agreement or instrument relating to the Subordinated Indebtedness is intended to or shall prevent the Senior Creditor from exercising at any time and from time to time all their rights and remedies under or in respect of the Senior Indebtedness.

5.3	Dealings by Senior Creditors

Notwithstanding anything in this Agreement, the Subordinated Creditor acknowledges that the Senior Creditor shall be entitled to:

(a)	lend monies or otherwise extend credit or accommodations to the Borrower as part of the Senior Indebtedness;

(b)	agree to any change in, amendment to, waiver of, or departure from, any term of the Credit Agreement including, without limitation, any amendment, renewal, restatement or extension of any such agreement, or increase in the payment obligations of the Borrower under any such documents;

(c)	take any additional security from the Borrower or any other Person;

(d)	grant time, renewals, extensions, releases, discharges or other indulgences or forbearances to the Borrower in respect of the Senior Indebtedness;

(e)	waive timely and strict compliance with or refrain from exercising any rights under or relating to the Senior Indebtedness;

(f)	accept or make any compositions, arrangements, plans of reorganization or compromises with the Borrower as the Senior Creditor may deem appropriate in connection with the Senior Indebtedness;

(g)

acquire, give up, vary, exchange, release, discharge or otherwise deal with or fail to deal with any security interests relating to any Senior Indebtedness, or allow the Borrower or any other Person to deal with the property which is subject to such security interests, all as the Senior Creditor may deem appropriate; and/or

(h)	abstain from taking, protecting, securing, registering, filing, recording, renewing, perfecting, insuring or realizing upon any security interests for any Senior Indebtedness; and no loss in respect of any of the security interests received or held for and on behalf of the Senior Creditor, whether occasioned by fault, omission or negligence of any kind, whether of the Senior Creditor or otherwise, shall in any way limit or impair the liability of the Subordinated Creditor or the rights of the Senior Creditor under this Agreement;

all of which may be done without notice to or consent of the Subordinated Creditor and without impairing, releasing or otherwise affecting any rights or obligations of the Subordinated Creditor hereunder or any rights of the Senior Creditor hereunder.

5.4	Enforcement of Subordinated Indebtedness

If the Subordinated Creditor shall become entitled to enforce any rights or remedies against the Borrower or any of its assets by reason of any default under any agreement or instrument relating to the Subordinated Indebtedness, the Subordinated Creditor shall promptly provide the Senior Creditor with written notice of any such default together with reasonable particulars thereof; provided that the Subordinated Creditor shall not accelerate any Subordinated Indebtedness or exercise any rights or remedies it may have under any agreement or instrument relating to the Subordinated Indebtedness without the prior written consent of the Senior Creditor.

ARTICLE 6

REPRESENTATIONS AND WARRANTIES

6.1	Representations and Warranties

Each of the Subordinated Creditor and the Borrower hereby represents and warrants to the Senior Creditor that:

(a)	it has all necessary power and authority to enter into this Agreement; and

(b)	this Agreement constitutes a valid and legally binding obligation of it, enforceable against the it in accordance with its terms, subject however, to limitations with respect to enforcement imposed by law in connection with bankruptcy, insolvency, reorganization or other laws affecting creditors’ rights generally and to the qualification that equitable remedies such as specific performance and injunction are only available in the discretion of the court from which they are sought and general equitable principles.

ARTICLE 7

CONTINUING SUBORDINATION

7.1	Continuing Subordination

This Agreement shall create a continuing subordination and shall:

(a)	remain in full force and effect until the Senior Creditor has received payment in cash of the full amount of the Senior Indebtedness;

(b)	be binding upon the Subordinated Creditor, the Borrower and their respective successors and assigns; and

(c)	enure, together with the rights and remedies of the Senior Creditor hereunder, to the benefit of and be enforceable by the Senior Creditor and their respective successors and assigns.

7.2	Acknowledgement of Documentation

The Subordinated Creditor hereby acknowledges that it has received a copy of the terms of the Credit Agreement entered into prior to the date hereof. The Subordinated Creditor hereby waives any entitlement it may have to receive copies of all amendments, modifications or supplements to any of the aforementioned documents and of any other documents, instruments or agreements which are executed in the future pursuant to which Senior Indebtedness may arise. The Senior Creditor shall have no obligation to ensure such receipt nor shall lack of receipt in any way affect the absolute and unconditional nature of the Subordinated Creditor’s obligations hereunder in respect of the Senior Indebtedness thereby created or arising.

7.3	Other Rights Not Affected

The postponement and subordination provided for in this Agreement is in addition to and not in substitution for or limitation of any other agreement, right or other security by whomsoever given or at any time held by or for the benefit of any of the Senior Creditor in respect of the Senior Indebtedness, and nothing in this Agreement shall limit or prejudice any of the contractual, common law or other rights of the Senior Creditor or the contractual, common law or other priority of the Senior Indebtedness insofar as such rights or priority arises or exists outside of this Agreement.

ARTICLE 8

ADDITIONAL COVENANTS

8.1	Borrower Not to Participate in Violation

The Borrower hereby acknowledges the subordination and postponement of the Subordinated Indebtedness to the Senior Indebtedness herein provided, and agrees that it shall not participate in any violation of this Agreement.

8.2	Agreement Not to Challenge Etc.

The Subordinated Creditor shall not at any time challenge, dispute or contest the validity or enforceability of the Senior Indebtedness, nor shall the Subordinated Creditor at any time challenge, dispute or contest the validity or enforceability of the subordination and postponement provided for herein or take any action whereby the subordination and postponement contemplated hereby may be prejudiced.

ARTICLE 9

GENERAL PROVISIONS

9.1	Notices

(a)	Whether or not so stipulated herein, all notices, communications and statements (herein called “notices”) required or permitted hereunder shall be in writing. Notices may be served:

(i)	by delivering them to the recipient on which they are to be served at the recipient’s address for notices hereunder, provided such delivery shall be during normal business hours of the addressee. Such notices shall be deemed received by the recipient when actually delivered as aforesaid; or

(ii)	by telecopier (or by any other like method by which a written and recorded message may be sent) directed to the recipient on which they are to be served at the recipient’s telecopy number for notices hereunder. Such notices shall be deemed received by the recipient thereof (A) when actually received by it if sent within the normal working hours of a business day of the recipient, or (B) otherwise at the commencement of the next ensuing business day following transmission thereof, whichever is earlier.

(b)	The address for service for telecopy numbers and notices hereunder of the Senior Creditor, the Subordinated Creditor and the Borrower shall be as follows:

(i)	If to the Senior Creditor:

International Petroleum Investment Company

Box 7528

Abu Dhabi

United Arab Emirates

Attention:	H.E. Khadem Al Qubaisi
Facsimile:

(ii)	If to the Subordinated Creditor:

—

Attention:	—
Telecopy:	—

(iii)	If to the Borrower:

NOVA Chemicals Corporation

1550 Coraopolis Heights Road

Moon Township PA 15108

Attention:	Jack Mustoe
Facsimile:

(c)	A recipient may change its said address or telecopy number for notices hereunder by notice to the other recipient.

9.2	Amendments and Waivers

(a)	No provision of this Agreement may be amended, waived, discharged or terminated orally nor may any breach of any of the provisions of this Agreement be waived or discharged orally, and any such amendment, waiver, discharge or termination may only be made in writing signed by the Lender on behalf of the Senior Creditor, the Subordinated Creditor and the Borrower.

(b)	No failure on the part of the Senior Creditor to exercise, and no delay in exercising, any right, power or privilege hereunder shall operate as a waiver thereof unless specifically waived in writing, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

(c)	Any waiver of any provision of this Agreement or consent to any departure by any party therefrom shall be effective only in the specific instance and for the specific purpose for which given and shall not in any way be or be construed as a waiver of any future requirement.

9.3	Assignment by Lender

Each of the Subordinated Creditor and the Borrower acknowledges and agrees that the Senior Creditor shall have the right to assign, sell, participate or otherwise transfer all or any portion of their respective rights and benefits under this Agreement as permitted in the Credit Agreement . Without limitation to the foregoing, this Agreement shall be binding upon the respective successors and assigns of the Subordinated Creditor and the Borrower.

9.4	Assignment by Subordinated Creditor or Debtor

The Subordinated Creditor and the Borrower shall not assign all or any portion of their obligations under this Agreement except as permitted in the Credit Agreement.

9.5	Further Assurances

Each of the Subordinated Creditor and the Borrower shall, at the request of the Lender but at the expense of the Borrower, do all such further acts and things and execute and deliver all such further documents as the Lender on behalf of the Senior Creditor may reasonably require in order to fully perform and carry out the terms of this Agreement.

9.6	Counterparts

This Agreement may be executed in any number of counterparts.

IN WITNESS WHEREOF the parties hereto have caused this Agreement to be executed by its duly authorized representative(s).

SUBORDINATED CREDITOR		NOVA CHEMICALS CORPORATION

By:		By:
	Name:		Name:
	Title:		Title:

By:		By:
	Name:		Name:
	Title:		Title:

INTERNATIONAL PETROLEUM INVESTMENT COMPANY

By:
Name:
Title:

SCHEDULE F TO THE CREDIT AGREEMENT

SPECIFIED REAL PROPERTY ASSETS

[SEE ATTACHED]

ALBERTA LANDS

E2:

1.	PLAN 8222264
BLOCK ONE (1)
LOT TWO (2) (IN TWO PARTS)
CONTAINING 26.1 HECTARES (64.49 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 8621645	SUBDIVISION	8.764	21.66
B) PLAN 9925469	SUBDIVISION	10.35	25.58
EXCEPTING THEREOUT ALL MINES AND MINERALS

2.	PLAN 8222264
BLOCK ONE (1)
LOT THREE (3) (IN TWO PARTS)
CONTAINING 41.6 HECTARES (102.80 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	3.33	8.23
B) PLAN 9925469	SUBDIVISION	1.11	2.74
C) PLAN 9926794	SUBDIVISION	0.300	0.74
EXCEPTING THEREOUT ALL MINES AND MINERALS

3.	PLAN 8621645
BLOCK 1
LOT 4
CONTAINING 8 HECTARES (19.77 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9925469	SUBDIVISION	3.48	8.60
EXCEPTING THEREOUT ALL MINES AND MINERALS

E3:

1.	PLAN 9925469
LOT 1
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 3.48 HECTARES (8.6 ACRES) MORE OR LESS

2.	PLAN 9925469
LOT 2
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 9.48 HECTARES (23.43 ACRES) MORE OR LESS

3.	PLAN 9925469
LOT 3
EXCEPTING THEREOUT ALL MINES AND MINERALS
AREA: 2.15 HECTARES (5.31 ACRES) MORE OR LESS

HOG:

1.	PLAN 8621645
BLOCK 1
LOT 4
CONTAINING 8 HECTARES (19.77 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9925469	SUBDIVISION	3.48	8.60
EXCEPTING THEREOUT ALL MINES AND MINERALS

PE 2:

1.	PLAN 8222264
BLOCK ONE (1)
LOT TWO (2) (IN TWO PARTS)
CONTAINING 26.1 HECTARES (64.49 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 8621645	SUBDIVISION	8.764	21.66
B) PLAN 9925469	SUBDIVISION	10.35	25.58
EXCEPTING THEREOUT ALL MINES AND MINERALS

2.	PLAN 8222264
BLOCK ONE (1)
LOT THREE (3) (IN TWO PARTS)
CONTAINING 41.6 HECTARES (102.80 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	3.33	8.23
B) PLAN 9925469	SUBDIVISION	1.11	2.74
C) PLAN 9926794	SUBDIVISION	0.300	0.74
EXCEPTING THEREOUT ALL MINES AND MINERALS

3.	PLAN 8621645
BLOCK 1
LOT 5
CONTAINING 97.8 HECTARES (241.64 ACRES) MORE OR LESS
EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9925939	ROAD	0.198	0.49
B) PLAN 9926794	SUBDIVISION	0.997	2.46
EXCEPTING THEREOUT ALL MINES AND MINERALS

4.	THE NORTH EAST QUARTER OF SECTION THIRTY ONE (31)
TOWNSHIP THIRTY EIGHT (38)
RANGE TWENTY FIVE (25)
WEST OF THE FOURTH MERIDIAN
AS SHOWN ON A PLAN OR SURVEY OF THE SAID TOWNSHIP
SIGNED AT OTTAWA ON THE 9TH DAY OF MARCH A.D. 1894,
CONTAINING 63.9 HECTARES (158 ACRES) MORE OR LESS

EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 7820554	RAILWAY	2.43	6.0
B) PLAN 8121808	ROAD	0.085	0.21
C) PLAN 8222264	SUBDIVISION	47.60	117.62
D) PLAN 8621645	SUBDIVISION	0.104	0.26 (FOR ROAD ONLY)
E) PLAN 9925939	ROAD	0.100	0.25
EXCEPTING THEREOUT ALL MINES AND MINERALS

E1:

PLAN 8122525

PARCEL A-1

CONTAINING 122 HECTARES (301.74 ACRES) MORE OR LESS EXCEPTING THEREOUT:

		HECTARES	(ACRES) MORE OR LESS
A) PLAN 9920346	SUBDIVISION	13.69	33.83
B) PLAN 9923835	SUBDIVISION	2.67	6.60
C) PLAN 9926794	SUBDIVISION	29.48	72.85
EXCEPTING THEREOUT ALL MINES AND MINERALS

ONTARIO LANDS

ST. CLAIR PE:

FIRSTLY: Part of Lot 64, Front Concession and Part of Water Lot in Front of Lot 64, Front Concession, (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1,2,3,4,5,6,7,8 and 9 on Plan 25R-6676.

SECONDLY: Part of Lots 63 and 64, Front Concession, (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13 and 14 on Plan 25R-6677.

THIRDLY: Part of Lots 63 and 64, Front Concession (Geographic Township of Moore), Township of St. Clair, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12, 13, 14, 15 and 16 on Plan 25R-6681.

FOURTHLY: Part of Lots 26 and 27, Concession 11 (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5 and 6 on Plan 25R-6683.

FIFTHLY: Part of Lots 26 and 27, Concession 11 (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 15, 16, 17, 18 and 19 on Plan 25R-6684.

SIXTHLY: Part of Lots 64, 65 and 66, Front Concession (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 4, 5, 6 and 7 on Plan 25R-6685.

SEVENTHLY: Part of Lots 67 and 68, Front Concession and Part of Lot 27, Concession 12 (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9, 10 and 11 on Plan 25R-6686.

EIGHTHLY: Part of Lots 64 and 65, Front Concession, (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 1, 2, 3, 4, 5, 6, 7, 8, 9 and 10 on Plan 25R-6682.

NINTHLY: Part of Lots 64 and 65, Front Concession (Geographic Township of Moore), Township of St. Clair, County of Lambton, designated as Parts 60, 61, 70, 71, 72, 73, 74, 75, 78, 86, 87, 88, 89, 90, 91, 92, 98, 99 and 100 on Plan 25R-6679.

TENTHLY: Part of Lots 64 and 65, Front Concession, Township of St. Clair, County of Lambton, designated as Parts 1, 17, 27, 36, 38, and 50 on Plan 25R-6679.

SCHEDULE E

To the Arrangement Agreement

Representations and Warranties of the Company

For the purposes of the representations and warranties set forth in this Schedule E, the term “subsidiaries” shall be hereby deemed to include the JV Entities, provided that solely with respect to such representations and warranties in respect of the JV Entities (for greater certainty, except with respect to representations and warranties of the Company and any of its subsidiaries set forth in Section (g) of this Schedule E relating to the ownership of the JV Entities) such representations and warranties in respect of the JV Entities shall be qualified to be to the actual knowledge, without having made due inquiry, of the Senior Officers in their capacity as officers of the Company and its subsidiaries and not in their personal capacity.

The Company hereby represents and warrants to and in favour of Purchaser as follows and acknowledges that Purchaser is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

(a)	Board Approval. As of the date hereof, the Board of Directors, after consultation with its outside legal and financial advisors, has unanimously determined that the Consideration is fair to the Company Shareholders and the Arrangement is in the best interests of the Company and has unanimously resolved to approve the transactions contemplated herein and the execution and performance of this Agreement and to unanimously recommend to the Company Shareholders that they vote their Company Shares in favour of the Arrangement at the Company Meeting and that such determinations and resolutions are effective and unamended as of the date hereof. The Board of Directors has received the Fairness Opinion and such opinion has not been withdrawn, amended, modified or rescinded.

(b)	Organization and Qualification. The Company and each of its subsidiaries is a corporation duly incorporated or an entity duly created and each of the Company and its subsidiaries is validly existing under the laws of its jurisdiction of incorporation, amalgamation, continuance or creation and has the requisite corporate or other power and authority to own its assets as now owned and to carry on its business as it is now being conducted. The Company and each of its subsidiaries is duly registered or otherwise authorized to do business and each is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration or authorization necessary, except where the failure to be so registered or authorized or in good standing would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries is subject to any liquidation, administrative, bankruptcy or similar proceedings and neither the Company nor any of its subsidiaries has entered into any composition or arrangement, within the meaning of applicable Laws, with creditors.

(c)	Authority Relative to this Agreement. The Company has the requisite corporate power and authority to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement has been duly authorized by the Board of Directors, and no other corporate proceedings on the part of the Company are necessary to authorize the consummation of the transactions contemplated hereby other than the approval by the Board of Directors of the Company Circular and the approval by the Company Shareholders in the manner required by the Interim Order and applicable Laws and approval by the Court of the Interim Order and the Final Order. This Agreement has been duly executed and delivered by the Company and constitutes a legal, valid and binding obligation of the Company enforceable against the Company in accordance with its terms, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(d)	No Violations. Except as specifically disclosed in writing in the Data Room, and/or in connection with any change of control provision under the EDC Facility or any other credit facility which supplements or replaces such facility, neither the execution and delivery of this Agreement by the Company nor the completion of the transactions contemplated hereby, nor compliance by the Company with any of the provisions hereof will: (i) violate, conflict with, or result in a breach of any provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) or result in a right of termination, cancellation or acceleration of any obligation or loss of a benefit under, give rise to any rights of first refusal or trigger any change in control provisions or any restriction or limitation under, or result in the creation of any Encumbrance upon any of the properties or assets of the Company or any of its subsidiaries under, give rise to any increased, additional, accelerated or guaranteed rights or entitlements under (including any right of a holder of a security of the Company or any of its subsidiaries to require the Company or any of its subsidiaries to acquire such security), or cause any indebtedness to come due before its stated maturity or cause any credit commitment to cease to be available or cause any payment or other obligation to be imposed on the Company or any of its subsidiaries under any of the terms, conditions or provisions of (A) their respective charters or by-laws or other comparable organizational documents or (B) any note, bond, mortgage, indenture, loan agreement, deed of trust, Encumbrance, contract, agreement, arrangement, lease, undertaking or commitment, other than Material Financial Indebtedness, to which the Company or any of its subsidiaries is a party or to which any of them, or any of their respective properties or assets, may be subject or by which the Company or any of its subsidiaries is bound except in the case of this clause (B), which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect or (C) any Material Financial Indebtedness of the Company or any of its subsidiaries; or (ii) subject to obtaining the Regulatory Approvals and compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA (A) violate any Law applicable to the Company or any of its subsidiaries or any of their respective properties or assets; or (B) cause the suspension or revocation of any material Permit currently in effect which individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect. The conduct of the businesses of the Company and its subsidiaries as currently conducted and as currently proposed by the Company to be conducted does not materially violate or conflict with any obligation of confidentiality to any other person. Subject to obtaining the Regulatory Approvals and assuming compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA, no material authorization, consent, approval, license, permit, order, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by the Company or its subsidiaries in connection with the performance of the Company’s obligations and the consummation of the transactions contemplated hereunder, which, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(e)

Capitalization. The authorized share capital of the Company consists of an unlimited number of Company Shares and first preferred shares and second preferred shares. As of the close of business on February 20, 2009, there were issued and outstanding 83,160,889 Company Shares, and there are outstanding no other shares of any class or series in the capital of the Company. A maximum of 13,000,000 Company Shares are reserved for issuance under the Stock Option Plan. As of the date hereof, the current entitlements under (i) the Company Plans, including the number of Options/SARs granted under the Stock Option Plan, and (ii) all EAUs, RSUs, and DSUs outstanding and, as applicable, the exercise price, grant date, vesting schedules, expiry date and the date of expiry of applicable restrictions with respect to such Options/SARs, EAUs, RSUs and DSUs are specifically disclosed in writing in the Data Room. Except as specifically disclosed in writing in the Data Room, there are no options, warrants, convertible securities or other rights, shareholder rights plans, agreements or commitments of any character whatsoever requiring or which may require the issuance, sale or transfer by the Company of any shares of the Company or any of its subsidiaries (including Company Shares) or any securities convertible into, or exchangeable or exercisable for, or otherwise evidencing a right to acquire, any shares of or other equity or voting interests in the Company or any of its subsidiaries (including Company Shares).

All outstanding Company Shares have been duly authorized and validly issued, are fully paid and non-assessable. With respect to the Options/SARs, EAUs, RSUs and DSUs, (i) each grant of an Option/SAR, EAU, RSU or DSU was duly authorized no later than the date on which the grant of such Option/SARs, EAU, RSU or DSU was by its terms to be effective (the “Grant Date”) by all necessary corporate action, including, as applicable, approval by the Board (or a duly constituted and authorized committee thereof) and any required shareholder approval by the necessary number of votes or written consents, and the award agreement governing such grant (if any) was duly executed and delivered by each party thereto, (ii) each such grant was made in all material respects in accordance with the applicable Company Plan, and all applicable Laws and regulatory rules or requirements, including the applicable rules of the TSX, (iii) the per share exercise price of each Option/SAR or EAU was not less than the fair market value of a Company Share on the applicable Grant Date, and (iv) each such grant was properly accounted for in all material respects in accordance with GAAP in the Company Financial Statements (including the related notes) and disclosed in material compliance with applicable Securities Laws. Except as specifically disclosed in writing in the Data Room, since January 1, 2007, there has not been any (A) except in respect of any wholly-owned subsidiary, split, combination or reclassification of any shares in the capital of, or equity or other voting interests in, the Company or any of its subsidiaries or any issuance or the authorization of any issuance of any other securities in respect of, in lieu of or in substitution for shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries, or (B) grant or amendment of any incentive award (including Options/SARs, EAUs, RSUs, and DSUs) or the removal or modification of any restrictions in any such award (including the acceleration thereof). Except as specifically disclosed in writing in the Data Room, there are no outstanding contractual or other obligations of the Company or any subsidiary to repurchase, redeem or otherwise acquire any of its securities. Other than the Company Shares, there are no securities or other instruments or obligations of the Company or any of its subsidiaries that carry (or which is convertible into, or exchangeable for, securities having) the right to vote generally with the Company Shareholders on any matter. Neither the Company nor any of its subsidiaries is a party to any voting agreements with respect to any shares in the capital of or other equity or voting interests in the Company or any of its subsidiaries and, to the knowledge of the Company, as of the date of this Agreement, other than the Lock-Up Agreements executed and delivered contemporaneously with this Agreement, there are no irrevocable proxies and no voting agreements with respect to any shares in the capital of, or other equity or voting interests in, the Company or any of its subsidiaries. Other than the Notes, indebtedness under the Credit Agreements or as disclosed in the Company’s most recent publicly-disclosed consolidated financial statements or as specifically disclosed in writing in the Data Room, there are no outstanding bonds, debentures or other evidences of Material Financial Indebtedness of the Company or any of its subsidiaries excluding any inter-company indebtedness solely among the Company and its subsidiaries. All outstanding Notes have been duly authorized and validly issued and, as of the date hereof, the Indentures and the Credit Agreements are in full force and effect, the Company is in compliance in all material respects with the terms and conditions of the Indentures, the Credit Agreements, and any other evidence of Material Financial Indebtedness of the Company or any of its subsidiaries, has not received any notice of default or breach of, or termination under, and, to the knowledge of the Company, there exists no state of facts which after notice or lapse of time or both would constitute a default or breach of any of the Indentures, the Credit Agreements or any other instruments governing Material Financial Indebtedness of the Company or any of its subsidiaries, except for such defaults or breaches which, individually or in the aggregate, would not have or reasonably be expected to have a Material Adverse Effect.

(f)

No Material Adverse Effect. (i) Except as specifically disclosed in writing in the Data Room, since January 1, 2007 through the date of this Agreement, (A) there has not been any Material Adverse Effect and (B) the business of the Company and its subsidiaries has been carried on, in all material respects, in the ordinary course consistent with past practice, and (ii) since the date of this Agreement, there has not been any Material Adverse Effect.

(g)	Ownership of Subsidiaries and the JV Entities. A true and complete list of all subsidiaries owned, directly or indirectly, by the Company, each of which is wholly-owned except as otherwise noted in such list, is specifically disclosed in writing in the Data Room. All of the outstanding shares and other ownership interests in the Company’s subsidiaries and the Company’s shares in the JV Entities are duly authorized, validly issued, fully paid and non-assessable, and all such shares and other ownership interests held directly or indirectly by the Company are, except pursuant to restrictions on transfer contained in constituting documents of such subsidiaries and JV Entities, owned free and clear of all Encumbrances, other than Permitted Encumbrances, and except as specifically disclosed in writing in the Data Room there are no outstanding options, rights, entitlements, understandings or commitments (contingent or otherwise) regarding the right of any person to acquire any such shares or other ownership interests in or material assets or properties of any of the Company’s subsidiaries or any of the JV Entities. Except as specifically disclosed in writing and except for the shares in, or other equity or voting interests in, its subsidiaries and the JV Entities, the Company does not own, directly or indirectly, any shares in the capital of, or other equity or voting interests in, any person.

(h)	Reporting Status and Securities Laws Matters.

(i)	The Company is a “reporting issuer”, or the equivalent thereof, and not on the list of reporting issuers in default under the applicable Canadian provincial and territorial Securities Laws and the Company has complied in all material respects with applicable Law, including any requirements of any Securities Laws. The Company Shares are listed for trading on the TSX and the NYSE and the Company is in compliance in all material respects with all of the listing and other requirements of such exchanges. None of the subsidiaries of the Company are subject to continuous or periodic, or other disclosure requirements under any Securities Laws. No delisting, suspension of trading in or cease trading order with respect to any securities of the Company and, to the knowledge of the Company, except as specifically disclosed in writing in the Data Room, no inquiry or investigation (formal or informal) of any Securities Authority or the TSX or the NYSE, is in effect or ongoing or, to the knowledge of the Company, expected to be implemented or undertaken. Since January 1, 2007, the Company has furnished to the SEC all information required under Rule 12g3-2b under the Exchange Act and, the Company is in compliance in all material respects with the terms and conditions of Rule 12g3-2b. The Company is a “foreign private issuer” as defined in Regulation S under the United States Securities Act of 1933, as amended and Rule 3b-4 under the Exchange Act. As of their respective dates, the Company’s Public Disclosure Record did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company has not filed any confidential material change report or other document with any applicable Securities Authorities or any other applicable Governmental Entities which remains confidential as of the date of this Agreement.

(ii)	The management of the Company has implemented disclosure controls and procedures to ensure that material information relating to the Company, including its subsidiaries, is made known to the management of the Company by others within those entities, which disclosure controls and procedures are, given the size of the Company and the nature of its business, effective at the reasonable assurance level in timely alerting the Company’s principal executive officer and its principal financial officer, or other persons performing similar functions, to material information required to be included in the Company’s Public Disclosure Record.

(i)

Foreign Corrupt Practices. To the knowledge of the Company, none of the Company nor any of its subsidiaries nor any director, officer, agent, employee or other person acting on behalf of the Company or, any of its subsidiaries, has violated or is in violation of the U.S. Foreign Corrupt Practices Act of 1977 or similar Laws in any applicable jurisdiction or any anti-money laundering Laws in any applicable jurisdiction, or made any bribe, rebate, payoff, influence payment, kickback or unlawful payment to any foreign or domestic Governmental Entity or political party, official, employee, appointee or candidate.

(j)	Company Financial Statements. The Company’s audited financial statements as at and for the fiscal years ended December 31, 2007, 2006 and 2005 (including the notes thereto and related management’s discussion and analysis (“MD&A”)) and the Company’s unaudited financial statements as at and for the nine months ended September 30, 2008 (including the notes thereto and related MD&A) (collectively, the “Company Financial Statements”) and all financial statements of the Company and its subsidiaries included or incorporated by reference in information circulars, forms, reports, statements, prospectuses and other documents filed under Securities Laws since January 1, 2007 were prepared in accordance with GAAP consistently applied (except (i) as otherwise indicated in such financial statements and the notes thereto or, in the case of audited statements, in the related report of the Company’s independent auditors, or (ii) in the case of unaudited interim statements, are subject to normal period-end adjustments and may omit notes which are not required by applicable Laws in the unaudited statements) and fairly present in all material respects the consolidated financial position, results of operations and cashflows and surplus or deficit and changes in financial position of the Company and its subsidiaries, as applicable, as of the dates thereof and for the periods indicated therein (subject, in the case of any unaudited interim financial statements, to normal period-end adjustments) and reflect reserves required by GAAP in respect of all material contingent liabilities, if any, of the Company and its subsidiaries on a consolidated basis. Since January 1, 2007, there has been no material change in the Company’s or its subsidiaries’ financial accounting policies, methods or practices except as described in the notes to the Company Financial Statements. Except as specifically disclosed in writing in the Data Room, since January 1, 2007, there has not been any write-down by the Company or any of its subsidiaries of any of the assets of the Company or any of its subsidiaries.

(k)	No Undisclosed Liabilities. There are no liabilities or obligations of the Company or any of its subsidiaries, whether accrued, absolute, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet of the Company as of the date of this Agreement other than (i) liabilities and obligations disclosed or reflected in its most recent publicly disclosed consolidated financial statements or any public disclosure documents of the Company made available to the public on SEDAR since the date of such financial statements; (ii) liabilities or obligations incurred in the ordinary course of business consistent with past practice; (iii) liabilities or obligations incurred in connection with the transactions contemplated hereby; and (iv) liabilities or obligations that would not be reasonably expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company nor any of its subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off balance sheet partnership or any similar agreement (including any agreement or arrangement relating to any transaction or relationship between or among the Company or any of its subsidiaries, on the one hand, and any unconsolidated entity, including any structured finance, special purpose, or limited purpose entity or person, on the other hand) or any “off balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K of the SEC and Section 1.8 and the instructions thereto of Form 51-102F1 of National Instrument 51-102 – Continuous Disclosure Obligations) where the result, purpose or effect of such agreement or arrangement is to avoid disclosure, of any material transaction involving, or material liabilities of, the Company or any of its subsidiaries in the Company’s or such subsidiary’s financial statements or any other documents filed by the Company under applicable Securities Laws.

(l)

Books and Records. The financial books, records and accounts of the Company and its subsidiaries fairly disclose in all material respects the financial position of the Company and its subsidiaries and all material transactions relating to the businesses carried on by the Company and its subsidiaries have been accurately recorded in all material respects. The corporate records and minute books of the Company and its subsidiaries have been maintained in compliance with applicable Laws and are true and complete in all material respects. The Company maintains a system of internal accounting controls sufficient to provide reasonable assurances that (i) transactions are executed in accordance with management’s general or specific authorization and (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for assets, and that access to assets is permitted only in accordance with management’s general or specific authorization. The management of the Company has disclosed, based on its most recent evaluation, to the Company’s outside auditors and the audit committee of the Board of Directors (i) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial data and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal control over financial reporting.

(m)	Litigation. Except as specifically disclosed in writing, there are no claims, actions, suits, arbitrations, inquiries, investigations or proceedings or, to the knowledge of the Company, pending or threatened against or relating to the Company or any of its subsidiaries before any court or Governmental Authority or body that, if adversely determined, would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, prevent or materially delay consummation of the transactions contemplated by this Agreement, nor, to the knowledge of the Company, are there any facts or circumstances that could form the basis for any such claim, action, suit, arbitration, inquiry, proceeding or investigation. None of the Company or any of its subsidiaries is subject to any outstanding judgment, order, writ, injunction or decree that would reasonably be expected to have a Material Adverse Effect or prevent or materially delay consummation of the transactions contemplated by this Agreement. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has commenced or is subject to any proceedings or litigation (other than any proceedings or litigation, on an individual basis, that is comprised solely of monetary claims of less than US$250,000, immaterial internal investigations, and actions for non-payment in the ordinary course of business consistent with past practice that have been settled).

(n)	Taxes. Except as specifically disclosed in writing in the Data Room, or as would not reasonably be expected to have individually or in the aggregate, a Material Adverse Effect:

(i)	the Company and each of its subsidiaries has duly and timely filed all Returns required to be filed by it prior to the date hereof, other than those which have been administratively waived, and all such Returns are true and complete. Each of the Company and its subsidiaries has paid, or has duly collected, withheld and remitted, on a timely basis all Taxes which are due and payable, all assessments and reassessments, and all other Taxes due and payable by it, whether or not shown on any Return, on or before the date hereof (including all installments on account of Taxes for the current year), other than those which are being contested in good faith or in respect of which appropriate reserves have been provided in the most recently publicly-disclosed Company Financial Statements;

(ii)	each of the Company and its subsidiaries has duly and timely withheld all Taxes required by Law to be withheld by it (including Taxes required to be withheld by it in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account of any person, including any Employees, officers or directors and any non-resident person) and has duly and timely remitted to the appropriate Tax authority such Taxes required by Law to be remitted by it;

(iii)	the Company Financial Statements reflect an appropriate reserve, in accordance with GAAP for amounts at least equal to the amount of all material Taxes payable by the Company and its subsidiaries that are not yet due and payable whether or not assessed and whether or not shown as being due on any Return and that relate to periods ending on or prior to the date of such financial statements, and the Company and its subsidiaries have made adequate provisions in accordance with GAAP in their books and records for any Taxes accruing in respect of any period which has ended subsequent to the period covered by such financial statements;

(iv)	each of the Company and its subsidiaries has conducted all aspects of its business in accordance with the terms and conditions of all tax rulings and tax concessions currently in effect that were provided by any relevant taxing authority;

(v)	no material deficiencies, litigation, proposed adjustments or matters in controversy have been asserted in writing with respect to Taxes of the Company or any of its subsidiaries, and there is no material claim, audit, proceeding or investigation now pending with respect to Taxes against the Company or its subsidiaries or to the knowledge of the Company, threatened against the Company or any of its subsidiaries or any of their respective assets in respect of which a Governmental Entity has indicated it will result in a proposed adjustment of Taxes;

(vi)	there are no Encumbrances for Taxes against the assets of the Company, or any of its subsidiaries other than Permitted Encumbrances;

(vii)	there are no currently effective material elections, agreements or waivers extending the statutory period or providing for an extension of time with respect to the assessment, reassessment or collection of any Taxes, or of the filing of any Return or any payment of Taxes, by the Company or any of its subsidiaries;

(viii)	since January 1, 2008, there has not been any settlement or compromise of any Canadian federal or United States federal income tax liability, and between January 1, 2008 and the date that the Canadian federal or United States federal, as the case may be, income tax returns of the Company or a subsidiary for the 2008 taxation year have been provided to Purchaser, there has not been any Canadian federal or United States federal tax election or change in any Canadian federal or United States federal tax election related to the Company or any such subsidiary;

(ix)	neither the Company nor any of its subsidiaries has acquired property from a non-arm’s length person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act;

(x)	each of the Company and its Canadian subsidiaries is a “taxable Canadian corporation” as defined in the Tax Act;

(xi)	neither the Company nor any of its subsidiaries is a party to, bound by or currently has any liability under any tax sharing, allocation, indemnity or similar agreement or arrangement with a person other than the Company or any of its subsidiaries;

(xii)	neither the Company nor any of its subsidiaries (A) is or has been a member of an affiliated group (as defined in Section 1504 of the Code) filing a consolidated federal income tax return (other than any such group the common parent of which is a subsidiary of the Company), or (B) has any liability for the Taxes of any person (other than the Company or any of its subsidiaries) under Treasury Regulation §1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise as a transferee or successor, by contract or otherwise, or (C) has entered into any transaction that would, to the knowledge of the Company, result in a liability for Taxes or an adjustment resulting in a liability for Taxes to the Company or such subsidiaries pursuant to a transfer pricing or similar provision of any applicable Law of any jurisdiction that requires the value of the consideration paid or received for the acquisition, sale, transfer or other disposition of property (including intangibles) or services (including financial transactions) to be the fair value of such property or services in the case of transactions with (1) in the case of Tax Act, persons not resident in Canada dealing at non-arm’s length; (2) in the case of the Code, related persons; or (3) in any case, persons who have a relationship similar to (1) or (2) based on the criteria imposed by applicable Law;

(xiii)

neither the Company nor any of its subsidiaries organized in the United States or a political subdivision thereof is a “distributing corporation” or a “controlled corporation” within the meaning of Section 355(a)(1)(A) of the Code in a distribution (other than a distribution by a subsidiary of the Company to one or more of the Company or a subsidiary thereof) qualifying for tax free treatment under Section 355 in the two years prior to the date of this Agreement;

(xiv)	neither the Company nor any of its subsidiaries has made any payments, is obligated to make any payments or is a party to any agreement that, individually or collectively, would obligate it to make any payments in connection with the transactions contemplated hereby that would not be deductible under Section 280G of the Code;

(xv)	none of the Company, any of its subsidiaries, or any other person on behalf of the Company or its subsidiaries (A) has agreed to or is required to make any adjustments pursuant to Section 481(a) of the Code (or any predecessor provision) or any similar provision of state, provincial, territorial, local or foreign law by reason of a change in accounting methods initiated by the Company or any of its Subsidiaries, or has any knowledge that the Internal Revenue Service or any other taxing authority has proposed any such adjustment or change in accounting methods in writing, or has any application pending with any taxing authority requesting permission for any changes in accounting methods that relate to the business or operations of the Company or any of its subsidiaries, (B) has executed or entered into a closing agreement pursuant to Section 7121 of the Code or any predecessor provision thereof or any similar provision of state, provincial, territorial, local or foreign law with respect to the Company or any of its subsidiaries, or (C) has taxable income that will be reportable in a taxable period beginning after the Effective Date that is attributable as an installment sale that occurred prior to such date;

(xvi)	neither the Company nor any of its subsidiaries has engaged in any listed transaction as described in 1.6011-4(b)(2) or identified as such in applicable Internal Revenue Service published guidance; and

(xvii)	the Company has made available to Purchaser true and complete copies of (A) all material Canadian federal and provincial, United States federal and Swiss federal income and franchise Returns of the Company and its subsidiaries for the preceding three taxable years, (B) all currently-effective tax rulings (including private letter rulings), pending ruling requests, and transfer pricing studies received from or submitted to a taxation authority by, or agreed to, by or on behalf of the Company and/or its subsidiaries, and (C) any audit report issued within the last three years (or otherwise with respect to any audit or proceeding in progress) relating to income and franchise and any other material Taxes of the Company or any of its subsidiaries.

(o)	Real Property.

(i)	All Owned Real Property has been specifically disclosed in writing in the Data Room. Except as specifically disclosed in writing in the Data Room, the Company and each of its subsidiaries has (A) good and sufficient fee simple or freehold title to its Owned Real Property free and clear of all Encumbrances other than Permitted Encumbrances and (B) good and sufficient leases, licenses, easements, rights of way, and permits permitting the use by the Company and its subsidiaries of lands or premises owned by third parties that are material and necessary to permit the operation by the Company and its subsidiaries of their businesses, as they are currently being conducted, each of which, to the knowledge of the Company, is in full force and effect and, to the knowledge of the Company, neither the Company nor its subsidiaries is in breach or default in any material respect thereunder. Except as specifically disclosed in writing in the Data Room, no person has any option or right of first refusal to purchase, lease or rent any part of the Owned Real Property. Neither the Company nor its subsidiaries is a party to any Contract to sell, transfer or otherwise dispose of any material Owned Real Property or interest therein or, other than the Real Property Leases, to acquire or lease any material real property or interest therein.

(ii)

All material Real Property Leases have been specifically disclosed in writing in the Data Room. True and complete copies of all material Real Property Leases have been provided in the Data Room. Each of the Real Property Leases is in full force and effect in accordance with its terms and constitutes a valid and binding obligation of the Company and its subsidiaries that are a party thereto, and to the knowledge of the Company, each other party thereto, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered. All rents and other material sums and charges payable by the Company or its subsidiaries under the Real Property Leases are current and neither the Company nor any of its subsidiaries is in breach or default in any material respect (in each case, with or without notice or lapse of time or both) under any Real Property Lease. To the knowledge of the Company, no counterparty to a Real Property Lease is in material breach or default under any Real Property Lease. The leasehold interest of the Company or its subsidiaries in each parcel of real property subject to the material Real Property Leases is free and clear of all Encumbrances, other than Permitted Encumbrances and Encumbrances affecting the freehold interest in any such real property having priority to the applicable Real Property Lease.

(iii)	All real property and material tangible personal property of the Company and each of its subsidiaries necessary for the conduct of the business currently carried on by the Company and its subsidiaries is in good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement, except for such property whose failure to be in such condition would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(iv)	Except as specifically disclosed in writing in the Data Room, the transactions contemplated by this Agreement do not require the consent of the landlord or any other parties under any Real Property Leases.

(v)	To the knowledge of the Company, there are no expropriation, condemnation, eminent domain or similar proceedings pending or threatened affecting any portion of the Owned Real Property or the real property subject to the Real Property Leases.

(vi)	The buildings and other structures located on the Owned Real Property and on the real property subject to the Real Property Leases and the operation and maintenance thereof, as now operated and maintained, comply in all material respects with all applicable Laws, except where the non-compliance with which would not have a Material Adverse Effect. Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has received written notice of any material breach or violation of any Laws relating to their use, occupation, operation or maintenance of any of the Owned Real Property or the real property subject to Real Property Leases.

(p)	Permits. Except as specifically disclosed in writing in the Data Room, the Company and each of its subsidiaries has obtained all Permits required by applicable Laws necessary to conduct their businesses, as currently conducted, other than where the absence of such Permits would not, reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Permits are valid and subsisting and in good standing, the Company and its subsidiaries are in material compliance with the terms of such Permits. Neither the Company nor its subsidiaries have received any notice of proceedings relating to the revocation or modification of any such Permit which, if the subject of an unfavourable decision, ruling or finding would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, and there has not occurred any event which would reasonably be expected to result in the revocation, cancellation, non-renewal or adverse modification of any such Permit.

(q)

Material Contracts. True and complete, in all material respects, copies of all Material Contracts are included in the Data Room (including all amendments thereto) and except as specifically disclosed in writing in the Data Room no such Contract has been modified, rescinded or terminated since the date such Contract was made available to Purchaser. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, neither the Company nor any of its subsidiaries is in breach or violation of or default (in each case, with or without notice or lapse of time or both) under the terms of any Material Contract except as specifically disclosed in writing in the Data Room. As of the date hereof, to the knowledge of the Company, no other party to any Material Contract is in material breach of, or default under the terms of, or has threatened to terminate, any such Material Contract. To the knowledge of the Company, each Material Contract is a valid and binding obligation of the Company or its subsidiaries that are a party thereto (subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other Laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered) and is in full force and effect in accordance with its terms. To the knowledge of the Company, there are no circumstances that are reasonably likely to adversely affect the ability of the Company or any of its subsidiaries to perform its material obligations under any Material Contract except as specifically disclosed in writing in the Data Room. Specifically disclosed in writing in the Data Room is a true and complete list of the following Contracts as of the date hereof:

(i)	each Material Contract to which the Company or any of its subsidiaries is a party for any material joint venture (whether in partnership, limited liability company or other organizational form) or material alliance or similar arrangement; and

(ii)	each Material Contract to which the Company or any of its subsidiaries is a party entered into in the last five years in connection with the settlement or other resolution of any litigation that has any material continuing obligations, liabilities or restrictions.

(r)	Restrictions on Conduct of Business. Except as specifically disclosed in writing in the Data Room, neither the Company nor its subsidiaries is a party to or bound by any non-competition agreement, any non-solicitation agreement, or any other agreement, obligation, judgment, injunction, order or decree which purports to (i) limit in any material respect the manner or the localities in which all or any material portion of the business of the Company or its subsidiaries are conducted, (ii) limit any business practice of the Company or any of its subsidiaries in any material respect, or (iii) restrict any acquisition or disposition of any property by the Company or its subsidiaries in any material respect. Except as specifically disclosed in writing in the Data Room, none of the Company or any of its subsidiaries or any of their respective properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict, the right or ability of the Company or any of its subsidiaries to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement.

(s)	Compliance with Laws. Except as specifically disclosed in writing in the Data Room, the Company and its subsidiaries have complied with and are not in violation of any applicable Laws, other than non-compliance or violations which would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(t)	Customer and Supplier Relations. As of the date hereof, neither the Company nor its subsidiaries has received any written notice that any customer, supplier, distributor or sales representative intends to cancel, terminate or otherwise modify or not renew its relationship with the Company or its subsidiaries that would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect. As of the date of hereof, no customer of the Company that represented 1% or more of the Company’s consolidated revenues in the fiscal year ended December 31, 2008, has, to the knowledge of the Company, provided notice to the Company that it will stop, or materially decrease the rate of, buying materials, products or services from the Company.

(u)	Environmental Matters.

(i)	Except as specifically disclosed in writing in the Data Room:

(A)	no notice, order, claim, request for information, complaint, demand, administrative inquiry, “citizens suit”, or penalty has been received by the Company or any of its subsidiaries alleging a material violation by or liability of the Company or any of its subsidiaries or any person that the Company or its subsidiaries are responsible for at Law pursuant to any Environmental Law (including due to a Release of Hazardous Materials), and there are no material judicial, administrative or other actions, suits, claims, investigations or proceedings (including prosecutions) pending or, to the knowledge of the Company, threatened which allege a material violation by or liability of the Company or any of its subsidiaries pursuant to any Environmental Laws (including due to a Release of, and exposure to, Hazardous Materials);

(B)	the Company and each of its subsidiaries (and all their respective operations) have obtained all material environmental Permits required under all applicable Environmental Laws for their operations, are and have been for the last five (5) years in material compliance with the terms of such Permits and have timely applied for renewals of all environmental Permits required under all applicable Environmental Laws or under the terms of their existing environmental Permits and have no knowledge of any material impediment to the environmental Permit being issued;

(C)	the Company has provided Purchaser with copies of all material environmental (including greenhouse gas emissions) and/or health and safety reports, analyses, records and documents that are in the possession or under the control of the Company, its subsidiaries or any other person and that relate to the Company or its subsidiaries or their respective properties, assets, operations or businesses in the last five (5) years; and

(D)	the Company and its subsidiaries (and their respective businesses and operations) are and have been in material compliance for the last five (5) years with all applicable Environmental Laws, and have not received written notice and are not aware of any requirement or practice that is proposed for adoption or implementation under any Environmental Law that would be applicable to the operations of the Company, any of its subsidiaries and which may require an expenditure that would reasonably be expected to have a Material Adverse Effect on the Company.

(ii)	Except as specifically disclosed in writing in the Data Room, no material Release of Hazardous Materials has occurred, nor are any Hazardous Materials present in material quantities, at, from, in, to, on, or under (A) any property currently owned, operated, controlled, managed or leased by the Company or any of its subsidiaries or (B) any property formerly owned, operated, controlled, managed or leased by the Company or any of its subsidiaries to the extent any such Release or presence of Hazardous Materials arose out of their operations or during the ownership, operation control, management or lease of any property by the Company or any of its subsidiaries at such properties at levels that require investigation, remediation, monitoring or other response or remedial actions under Environmental Laws (including obtaining any Permit) or at levels that pose a material liability to the Company. Neither the Company nor any of its subsidiaries has transported or arranged for the treatment, storage, handling, disposal of any Hazardous Materials to any off-site location that has or could reasonably be expected to result in a claim under or relating to any Environmental Laws against the Company or any of its subsidiaries, except for claims which, if adversely decided, would not be material to the Company. To the knowledge of the Company, no facts, circumstances or conditions exist, that would reasonably be expected to result in a Material Adverse Effect.

Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Materials at any location that is the subject of enforcement action by any Governmental Entity that can reasonably be expected to result in any proceeding, action, or other claim against the Company or any of the its subsidiaries that would reasonably be expected to have a material effect on the Company.

Except for Section (k) of this Schedule E, it is agreed and understood that the representations or warranties made by the Company in this Section (u) are the only representations and warranties being made with respect to compliance with or liability under Environmental Laws or with respect to any environmental matter, including natural resources, related in any way to the Company and its subsidiaries and no other representation contained in this Agreement shall apply to any such matters and no other representation or warranty, express or implied is being made with respect thereto.

For purposes of this Section (u) of this Schedule E, Mark Lesky shall be deemed to be a “Senior Officer” solely for the purposes of references to “the knowledge of the Company” (as provided for in Section 1.7) set forth in this Section (u) of this Schedule E.

(v)	Pension and Employee Benefits.

(i)	The Company and each of its subsidiaries has complied, in all material respects, with the terms of all Company Plans and with all applicable Laws relating thereto.

(ii)	Specifically disclosed in writing in the Data Room is a true and complete list of all material Company Plans. Current and complete copies of all such written Company Plans or, where oral, written summaries of the material terms thereof, have been provided or made available to Purchaser together with current and complete copies of all material documents relating to the Company Plans.

(iii)	Except as specifically disclosed in writing in the Data Room, all of the Company Plans are registered, qualified, invested, funded, operated and administered, in all material respects, in accordance with all applicable Laws and any Collective Agreements, if applicable, and in accordance with their terms. Neither the Company nor its subsidiaries has received, in the last three years, any notice from any person questioning or challenging such compliance, and the Company has no knowledge of any such notice beyond the last three years. All material reports, returns and similar documents with respect to all Company Plans required to be filed with any Governmental Entity or distributed to any Company Plan participant have been duly and timely filed or distributed.

(iv)	Except as would not individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (A) all obligations of the Company or any of its subsidiaries regarding the Company Plans have been satisfied and no Taxes are owing or exigible under any of the Company Plans; and (B) all contributions or premiums required to be made to any Statutory Plans or under the terms of each Company Plan or by applicable Laws have been made in a timely fashion in accordance with applicable Laws and the terms of the Company Plans.

(v)	Except as specifically disclosed in writing in the Data Room, no unfunded liability, solvency deficiency, going concern deficiency or wind up deficiency exists with respect to any Pension Plan.

(vi)	Except as specifically disclosed in writing in the Data Room, there is no investigation (including governmental audits or investigations), examination or other proceeding, action or claim that has been asserted or initiated, or to the knowledge of the Company, threatened with respect to any of the Company Plans, the assets of the trusts under such plans or the plan sponsor or the plan administrator, or against any fiduciary of any of the Company Plans with respect to the terms or operation of such plans (other than routine claims for benefits), and there exists no state of facts which after notice or lapse of time or both could reasonably be expected to give rise to any such investigation, examination or other proceeding, action or claim or to affect the registration or qualification of any Company Plan required to be registered or qualified.

(vii)

Except as specifically disclosed in writing in the Data Room, there has been no partial wind-up of any registered Company Plan and, to the knowledge of the Company, no event has occurred respecting any registered Company Plan which would result in the revocation of the registration of such company Plan (where applicable) or entitle the person or entity (without the consent of the

Company or any of its subsidiaries) to wind-up or terminate any Company Plan in whole or in part or which could otherwise reasonably be expected to adversely affect the tax status of any such Company Plan.

(viii)	Neither the Company nor its subsidiaries has any formal plan or has made any promise or commitment, whether legally binding or not, to create any additional Company Plan or to improve the benefits provided under any Company Plan.

(ix)	Except as specifically disclosed in writing in the Data Room, there are no agreements, or undertakings, written or oral, by the Company or any of its subsidiaries other than those set forth in the written Company Plans that would result in any material liability to the Company or its subsidiaries on or at any time after the Effective Date on amendment or termination of any Company Plan (including any Company Plan covering retirees or other former employees)

(x)	No Company Plan promises or provides retiree health benefits or retiree life insurance benefits or any other non-pension post-retirement benefits to any person except as specifically disclosed in writing in the Data Room.

(xi)	Each Company Plan which covers current or former employees of the Company or any of its subsidiaries in respect of employment in the United States of America (the “US Company Plans”), is an “employee pension benefit plan” within the meaning of Section 3(2) of ERISA, and which is intended to meet the qualification requirements of Section 401(a) of the Code has received a determination letter from the Internal Revenue Service to the effect that such plan is qualified and exempt from federal income Taxes under Sections 401(a) and 501(a), respectively, of the Code.

(xii)	Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, none of the U.S. Company Plans or any trusts created thereunder, or the Company or any of its subsidiaries, or any employee of the foregoing, or, to the knowledge of the Company, any trustee, administrator or other fiduciary in respect of such U.S. Company Plans, has engaged in a “prohibited transaction” (as such term is defined in section 4975 of the Code or section 406 of ERISA).

(xiii)	Except as specifically disclosed in writing in the Data Room, there are no Company Plans to which the Company or its subsidiaries are required to contribute which are not maintained or administered by the Company or its subsidiaries.

(xiv)	Except as would not individually or in the aggregate reasonably be expected to have a Material Adverse Effect, none of the Company Plans require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Company Plan relating thereto.

(xv)	The Company represents that the NOVA Corporation Executive Termination Benefits Trust Fund Agreement has been wound-up and terminated and that there are no remaining obligations secured under the NOVA Corporation Canadian Executive Termination Benefits Trust Fund.

(xvi)	Except as specifically disclosed in writing in the Data Room, there are no: (A) bonus, golden parachute, retirement, retention, change of control, termination, severance, unemployment compensation, or other benefit or enhanced benefit arrangements, (B) material increases in benefits otherwise payable under any Company Plan or (C) acceleration of the time of payment or vesting of any benefits otherwise payable under any Company Plan, in each case resulting from the execution and delivery of this Agreement, the performance of the Company’s or any of its subsidiaries’ obligations under this Agreement or the consummation of any of the transactions contemplated in this Agreement, whether alone or together with the occurrence or existence of any other event, fact or circumstance.

(w)	Employees.

(i)	All Employment Contracts with total annual compensation in excess of US$250,000 are specifically disclosed in writing in the Data Room, and full and complete copies of such Employment Contracts have been provided to the parties. Except for the Employment Contracts specifically disclosed in writing in the Data Room, there are no agreements, promises or commitments providing for cash or other compensation or benefits upon the consummation of the transactions contemplated by this Agreement. The Company and its subsidiaries are in material compliance with all Employment Contracts and have not received any written notice from any Employee or Consultant that any term of a Contract has been breached.

(ii)	Except as specifically disclosed in writing in the Data Room, neither the Company nor any of its subsidiaries is: (A) a party to any Collective Agreement, or (B) subject to any current, pending or threatened labour slow down, work stoppage, strike or lockout.

(iii)	Except as specifically disclosed in writing in the Data Room, there are no outstanding or, to the knowledge of the Company, threatened unfair labour practices, complaints or applications of any kind, nor has any trade union, council of trade unions, employee bargaining agency, affiliated bargaining agent or employee association applied or threatened to apply for certification as bargaining agent for Employees, nor is there a threatened or apparent union organizing campaign for Employees not covered under a collective bargaining agreement.

(iv)	The Company and its subsidiaries have been and are being operated in compliance in all material respects with all applicable Laws relating to Employees. There are no current, pending or, to the knowledge of the Company, threatened, material complaints, charges, orders, investigations, prosecutions, litigation, proceedings or claims against the Company or any of its subsidiaries with any Governmental Entity or arbitrator. To the knowledge of the Company, each individual in a Consultant or independent contractor relationship with the Company or any of its subsidiaries is in fact a Consultant or independent contractor and is not an Employee.

(v)	There are no material notices of assessment, provisional assessment, reassessment, supplementary assessment, penalty assessment or increased assessment or any other written communications related thereto which the Company or any of its subsidiaries has received from any workers’ compensation or workplace safety and insurance board or similar authorities in any jurisdictions where the business is carried on which are unpaid on the date hereof or which will be unpaid at the Effective Time and, to the knowledge of the Company, there are no facts or circumstances which may result in a material increase in liability from any applicable workers’ compensation or workplace safety and insurance legislation, regulations or rules after the Effective Time. The accident cost experience of the Company and any of its subsidiaries is such that there are no such material pending or possible assessments and there are no claims or potential claims which may materially affect the accident cost experience of the Company or any of its subsidiaries.

(vi)	All vacation pay, bonuses and commissions relating to the business of the Company and any of its subsidiaries and the Employees are accurately reflected in all material respects and have been accrued in the books and records of the Company or any of its subsidiaries.

(vii)	To the knowledge of the Company, all Employee data necessary to administer each Company Plan is in the possession of the Company, its subsidiaries or their agents and is in a form which is sufficient for the proper administration of the Company Plan in accordance with its terms and all Laws and, to the knowledge of the company, such date is true and complete.

(viii)	To the knowledge of the Company, none of the Employees, Consultants or agents of the Company or any of its subsidiaries is or during the last two years has been under administrative, civil or criminal investigation or indictment by any Governmental Entity in connection with their employment at the company or any of its subsidiaries.

(x)	Non-Arm’s Length Transactions. Except as specifically disclosed in writing in the Data Room, there are no Contracts (other than the Employment Contracts) existing between, among or involving the Company or any of its subsidiaries, on the one hand, and any of their respective directors, officers or shareholders or any of their Employees, Consultants, or directors, officers or shareholders thereof, or any of their respective affiliates or their associates, on the other hand (including in respect of purchasing or obtaining any product or service or in respect of any Financial Indebtedness or guarantee thereof). No director, officer or shareholder of the Company or any of its subsidiaries, or Employee or Consultant or director, officer or shareholder thereof, or any of their respective affiliates or associates has any direct or indirect ownership interest in any person in which the Company or any of its subsidiaries has any direct or indirect ownership interest. Except as specifically disclosed in writing in the Data Room, there are no current contracts, commitments, agreements, arrangements or other transactions between the Company or any of its subsidiaries on the one hand, and any director, officer, Employee or Consultant of the Company or any of its subsidiaries or any associate of any director, officer, Employee or Consultant, on the other hand, other than Company Plans and Employment Contracts.

(y)	Insurance. The Company and each of its subsidiaries maintains policies of insurance in force as at the date hereof that adequately cover all those risks reasonably and prudently foreseeable in the current operation and conduct of their respective businesses which, having regard to the nature of such risk and the relative costs of obtaining insurance, it is reasonable to seek rather than to provide for self-insurance. The Company and its subsidiaries are in compliance in all material respects with all requirements with respect to their insurance policies, and no notice of cancellation or termination has been received with respect to any such policy which has not been replaced on substantially similar terms prior to the date of such cancellation. There is no material claim pending under any insurance policies of the Company or its subsidiaries as to which coverage has been questioned, denied or disputed. Copies of all material insurance policies have been made available to Purchaser.

(z)	Auditors. The auditors of the Company are independent public accountants as required by applicable Laws and there is not now, and there has never been, any reportable event (as defined in National Instrument 51-102 — Continuous Disclosure Obligations) with the present or any former auditors of the Company.

(aa)	Indebtedness. Except as specifically disclosed in writing in the Data Room, and except as disclosed in its most recently publicly-disclosed consolidated financial statements:

(i)	neither the Company nor its subsidiaries is indebted to any of its directors or officers or any of their associates or to any securityholder of the Company;

(ii)	none of the directors or officers of the Company or any of their associates or Company Shareholders is indebted or under material obligation to the Company or any of its subsidiaries on any account whatsoever (other than pursuant to an employment contract entered into in the ordinary course of business); and

(iii)	neither the Company nor its subsidiaries has guaranteed or agreed to guarantee any debt, liability or other obligation of any kind whatsoever of any person other than of a subsidiary;

(bb)	Intellectual Property.

(i)	The Company and its subsidiaries own or have valid licenses to use (and are not in material breach of such licenses) all Business Intellectual Property that is material to the conduct of the business, as presently conducted, of the Company or its subsidiaries.

(ii)

A complete and accurate, in all material respects, list of all registrations of, and applications for registration of, Owned Intellectual Property is specifically disclosed in writing in the Data Room. Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect (A) the Owned Intellectual Property has been duly registered or applications to register the same have been filed such applications or registrations are in good standing, and

(B) the Company or its subsidiaries holds the entire right, title and interest in and to all of the Owned Intellectual Property, and has the exclusive and unfettered right to use the Owned Intellectual Property, except to the extent the Company or its subsidiaries has licensed others to use the Owned Intellectual Property.

(iii)	All of the material Licensed Intellectual Property, other than Shrink Wrap Software, is specifically disclosed in writing in the Data Room. Neither the Company nor its subsidiaries is a party to any material contract or commitment to pay any royalty or other fee to use Licensed Intellectual Property except pursuant to the agreements specifically disclosed in writing in the Data Room.

(iv)	To the knowledge of the Company, the Owned Intellectual Property and the Licensed Intellectual Property, is valid and enforceable. The Owned Intellectual Property and to the knowledge of the Company, the Licensed Intellectual Property, are free and clear of all Encumbrances other than (A) those arising under any of the IP Agreements, (B) non-exclusive licenses granted in the ordinary course of business as specifically disclosed in all material respects in writing in the Data Room or (C) those associated with pending litigation as specifically disclosed in writing in the Data Room.

(v)	Except as specifically disclosed in writing in the Data Room, none of the Company or any of its subsidiaries or, to the knowledge of the Company, any third party, to any IP Agreement, is in breach thereof and the IP Agreements are binding and are in full force and effect.

(vi)	To the knowledge of the Company, the use of the Owned Intellectual Property and conduct of the business, as conducted in the past and as presently conducted, by the Company and its subsidiaries does not infringe in any material way upon any third party Intellectual Property Rights.

(vii)	Except for the Dow patent litigation and the Sekisui’s counterclaim alleging breach of contract as specifically disclosed in all material respects in writing in the Data Room, there is no proceeding initiated by any third party for which notice has been provided to the Company or its subsidiaries or which to the knowledge of the Company has been threatened, with respect to any alleged infringement, misappropriation or other violation in any material respect by the Company or any of its subsidiaries of any third party Intellectual Property Rights.

(viii)	To the knowledge of the Company, no third party is infringing upon any of the Owned Intellectual Property and, except for patent rights scheduled for abandonment in the ordinary course of business in accordance with the Company’s annual maintenance review, no Owned Intellectual Property has been lost, abandoned or cancelled or is in jeopardy of being lost, abandoned or cancelled through failure to act by the Company or its subsidiaries.

(ix)	Except for the Dow patent litigation and the Sekisui’s counterclaim alleging breach of contract as specifically disclosed in all material respects in writing in the Data Room, there is no pending or threatened claim for which notice has been provided to the Company or its subsidiaries, challenging the validity or enforceability of, or contesting the Company’s or any of its subsidiaries’ rights in the Business Intellectual Property or their rights under the IP Agreements.

(x)	Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (A) all hardware, software and firmware, technology infrastructure and other computer systems used in connection with the conduct of the business, as presently conducted, of the Company and its subsidiaries, taken as a whole (collectively, the “Technology”), are sufficient for conducting the business, as presently conducted, of the Company and its subsidiaries, taken as a whole; and (B) the Company and its subsidiaries own or have valid licenses to use (and are not in material breach of such licenses) such Technology and have security measures in place in relation to such Technology that meet or exceed the industry standard.

(xi)	To the extent that any Business Intellectual Property is confidential, the Company and its subsidiaries have taken commercially reasonable efforts to ensure that their employees,

consultants and contractors are subject to enforceable legal obligations to maintain the confidentiality of such Business Intellectual Property.

(xii)	The Company and its subsidiaries have taken commercially reasonable steps (in accordance with industry standards) to protect the Owned Intellectual Property, including commercially reasonable steps to prevent unauthorized use or disclosure of any trade secrets, confidential information and know how possessed by the Company and its subsidiaries.

(cc)	Shareholder Rights Plan. The Company (i) has taken all action required for it to perform its obligations under Sections 5.2(g) and 5.2(h), and (ii) has taken all necessary action so that neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will: (A) cause the Rights (as defined in the Company Rights Plan) to become exercisable, (B) cause any person to become an Acquiring Person (as defined in the Company Rights Plan) or (C) give rise to a Separation Time or Flip-in Event (each as defined in the Company Rights Plan).

(dd)	Vote Required. Except as may otherwise be provided for in the Interim Order, the only vote of holders of securities necessary to approve the Arrangement Resolution is the approval set forth in Section 2.2(b).

(ee)	No “Collateral Benefit”. To the knowledge of the Company, no “related party” of the Company (within the meaning of CSA Multilateral Instrument 61-101 – Protection of Minority Holders in Special Transactions (“MI 61-101”)) will receive a “collateral benefit” (within the meaning of MI 61-101) as a consequence of the transactions contemplated by this Agreement.

(ff)	Insolvency. Neither the Company nor any of its subsidiaries: (i) is insolvent or bankrupt under or pursuant to any corporate, insolvency, winding-up, restructuring, reorganization, administration or other laws applicable to it; (ii) except as specifically disclosed in writing in the Data Room, has commenced, approved, authorized or taken any action in furtherance of proceedings in respect of such Company or subsidiary under any applicable bankruptcy, insolvency, restructuring, reorganization, administration, winding up, liquidation, dissolution, or similar Law; or (iii) is or has been subject to any actions taken or proceedings commenced by creditors or other persons for or in respect of the bankruptcy, receivership, insolvency, restructuring, reorganization, administration, winding-up, liquidation or dissolution of such Company or subsidiary, or any material property or assets of such Company or subsidiary.

(gg)	Fees. The Company represents and warrants that, except for the Financial Advisors, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission from, or to the reimbursement of any of its expenses by, the Company in connection with this Agreement or the Arrangement (and the transactions contemplated herein and therein). The Company has made full disclosure in writing to Purchaser of all fees to be paid to the Financial Advisors under the terms of the agreements with the Financial Advisors relating to any arrangements between the Company or any of its subsidiaries and each of UBS Investment Bank and RBC Capital Markets that are in effect at the date hereof and the Company shall not amend or otherwise modify such agreements without the prior written consent of Purchaser. Specifically disclosed in writing in the Data Room is the aggregate amounts of all advisory fees, success fees, brokerage commissions, finder’s fees or other like payments payable by the Company or any of its subsidiaries in connection with the Arrangement and such fees, commissions or like payments do not exceed US$38,000,000 and there are no such amounts payable by the Company or any of its subsidiaries other than those discussed in writing to Purchaser. Neither the Company nor any of its subsidiaries has paid or agreed to pay any fee, commission or expense incurred by any Company Shareholder (including the fees, commissions or expenses of any accountant, auditor, broker, financial advisor, consultant or legal counsel retained by or on behalf of any Company Shareholder) arising from or in connection with this Agreement or the transactions contemplated hereby.

SCHEDULE F

To the Arrangement Agreement

Representations and Warranties of Purchaser

Purchaser hereby represents and warrants to and in favour of the Company as follows and acknowledges that the Company is relying upon such representations and warranties in connection with entering into this Agreement and consummating the transactions contemplated hereby:

(a)	Organization and Qualification. Purchaser is a corporation formed and validly existing under the laws of its jurisdiction of incorporation and has the requisite corporate power and authority to own its assets as now owned and to carry on its business as it is now being conducted. Purchaser is duly registered or otherwise authorized to do business and is in good standing in each jurisdiction in which the character of its properties, owned, leased, licensed or otherwise held, or the nature of its activities makes such registration necessary, except where the failure to be so registered or in good standing would not, materially impair or delay the ability of Purchaser to consummate the transactions contemplated by this Agreement.

(b)	Authority Relative to this Agreement. Purchaser has the requisite corporate power and capacity to enter into this Agreement and to carry out its obligations hereunder. The execution and delivery of this Agreement by Purchaser and performance of this Agreement by it of its obligations hereunder have been duly authorized by its board of directors, and no other corporate proceedings on its part are necessary to authorize the consummation of the transactions contemplated hereunder or completion of the Arrangement. This Agreement has been duly executed and delivered by Purchaser and constitutes a legal, valid and binding obligation of Purchaser enforceable against it in accordance with the terms of this Agreement, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium or other laws of general application relating to or affecting rights of creditors and that equitable remedies, including specific performance, are discretionary and may not be ordered.

(c)	No Violations.

(i)	Neither the execution and delivery of this Agreement by Purchaser nor the completion of the transactions contemplated hereby, nor compliance by Purchaser with any of the provisions hereof will violate, conflict with, or result in a breach of any material provision of, require any consent, approval or notice under, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under (A) the constating documents governing Purchaser; (B) any material contract or other instrument or obligation to which Purchaser or any of its subsidiaries is a party, or to which Purchaser or any of its respective properties or assets may be subject, or by which Purchaser or any of its respective subsidiaries is bound; or (C) violate any Law applicable to Purchaser or any of its subsidiaries or any of its properties or assets (except, in the case of clauses (B) and (C) above, as would not reasonably be expected to materially impair or delay the ability of Purchaser to consummate the transactions contemplated in this Agreement).

(ii)	Subject to obtaining the Regulatory Approvals and assuming compliance with the Interim Order and any approvals required thereunder, the Final Order, filings with the Director under the CBCA and compliance with applicable Securities Laws, no material authorization, approval, license, permit, order, consent, authorization of, or registration, declaration or filing with, any third party or Governmental Entity is required to be obtained or made by Purchaser in connection with the performance of its obligations and the consummation of the transactions contemplated hereunder.

(iii)	Sufficient Funds Available. Purchaser has, and will have at the Effective Time, sufficient cash on hand to consummate the transactions and assume the obligations contemplated by this Agreement, including for the payment of (A) its and the Company’s fees and expenses, including the fees and expenses of its and the Company’s advisors, (B) the aggregate Consideration for all of the Company Shares to be acquired pursuant to the Arrangement, (C) the aggregate Consideration for all of the RSUs and DSUs to be cancelled pursuant to the Arrangement, and (D) the $250 Million Backstop Credit Facility.

APPENDIX “D”

RBC CAPITAL MARKETS FAIRNESS OPINION

RBC Dominion Securities Inc. P.O. Box 50 Royal Bank Plaza Toronto, Ontario M5J 2W7 Telephone: (416) 842-2000

February 22, 2009

The Board of Directors

NOVA Chemicals Corporation

1550 Coraopolis Heights Road

Moon Township, PA 15108

To the Board of Directors:

RBC Dominion Securities Inc. (“RBC”), a member company of RBC Capital Markets, understands that NOVA Chemicals Corporation (the “Company”) and International Petroleum Investment Company (“IPIC”) propose to enter into an agreement to be dated February 23, 2009 (the “Arrangement Agreement”) which will provide, among other things, for the acquisition of all of the outstanding common shares of the Company (the “Shares”) by IPIC pursuant to a plan of arrangement effected under the Canada Business Corporation Act (the “Arrangement”) at a price of US$6.00 in cash per Share. The terms of the Arrangement will be more fully described in a management information circular (the “Circular”), which will be mailed to holders of Shares (the “Shareholders”) in connection with the Arrangement.

RBC understands that, in connection with the Arrangement and in order to provide the Company with sufficient liquidity, IPIC has agreed to provide a US$250 million credit backstop facility (the “Credit Facility”). The Credit Facility is required to be repaid in full if the board of directors of the Company (the “Board”) at any time withdraws its recommendation in favour of the Arrangement.

The board of directors (the “Board”) of the Company has retained RBC to provide advice and assistance to the Board in evaluating the Arrangement, including the preparation and delivery to the Board of RBC’s opinion as to the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders (the “Fairness Opinion”). RBC has not prepared a valuation of the Company or any of its securities or assets and the Fairness Opinion should not be construed as such.

Engagement

RBC was formally engaged by the Board through an agreement between the Company and RBC (the “Engagement Agreement”) dated February 17, 2009. The terms of the Engagement Agreement provide that RBC is to be paid a fee for its services as financial advisor, including fees that are contingent on a change of control of the Company or certain other events. In addition, RBC is to be reimbursed for its reasonable out-of-pocket expenses and to be indemnified by the Company in certain circumstances. RBC consents to the inclusion of the Fairness Opinion in its entirety and a summary thereof in the Circular and to the filing thereof, as necessary, by the Company with the securities commissions or similar regulatory authorities in each province of Canada.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement.

Relationship With Interested Parties

Neither RBC, nor any of its affiliates is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of the Company, IPIC or any of their respective associates or affiliates. RBC has not been engaged to provide any financial advisory services nor has it participated in any financing involving the Company, IPIC or any of their respective associates or affiliates, within the past two years, other than the services provided under the Engagement Agreement and as disclosed herein. RBC provided financial advisory services to the Company relating to potential strategic alternatives in 2007 and 2008 and also advised on the INEOS NOVA joint venture in 2007. There are no understandings, agreements or commitments between RBC and the Company, IPIC or any of their respective associates or affiliates with respect to any future business dealings. RBC may, in the future, in the ordinary course of its business, perform financial advisory or investment banking services for the Company, IPIC or any of their respective associates or affiliates. Royal Bank of Canada, controlling shareholder of RBC, provides banking services to the Company in the normal course of business.

RBC acts as a trader and dealer, both as principal and agent, in major financial markets and, as such, may have had and may in the future have positions in the securities of the Company, or any of its associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients for which it received or may receive compensation. As an investment dealer, RBC conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to the Company or the Arrangement.

Credentials of RBC Capital Markets

RBC is one of Canada’s largest investment banking firms, with operations in all facets of corporate and government finance, corporate banking, mergers and acquisitions, equity and fixed income sales and trading and investment research. RBC Capital Markets also has significant operations in the United States and internationally. The Fairness Opinion expressed herein represents the opinion of RBC and the form and content herein have been approved for release by a committee of its directors, each of whom is experienced in merger, acquisition, divestiture and fairness opinion matters.

Scope of Review

In connection with our Fairness Opinion, we have reviewed and relied upon or carried out, among other things, the following:

1.	the most recent draft, dated February 21, 2009, of the Arrangement Agreement;

2.	the most recent draft, dated February 22, 2009, of the Credit Facility;

3.	audited financial statements of the Company for each of the three years ended December 31, 2007 and draft unaudited financial statements for the year ended December 31, 2008;

4.	the unaudited interim reports of the Company for the quarters ended March 31, 2008, June 30, 2008, September 30, 2008 and December 31, 2008;

RBC CAPITAL MARKETS

5.	annual reports of the Company for each of the two years ended December 31, 2007 and the most recent draft annual report for the year ended December 31, 2008;

6.	the Notice of Annual and Special Meeting and Management Proxy Circular of the Company for the year ended December 31, 2006 and the Notice of Annual Meeting and Management Proxy Circular for the year ended December 31, 2007;

7.	annual information forms of the Company for each of the two years ended December 31, 2007;

8.	historical segmented financial statements of the Company by business unit for each of the five years ended December 31, 2007 and draft unaudited segmented financial statements for the year ended December 31, 2008;

9.	internal management forecasts of the Company on a consolidated basis and segmented by business unit for the four quarters ending December 31, 2009;

10.	unaudited projected financial statements for the Company on a consolidated basis and segmented by business unit prepared by management of the Company for the years ending December 31, 2009 through December 31, 2013;

11.	analyses of the Company’s debt maturities, other obligations and liquidity alternatives prepared by management of the Company;

12.	discussions with senior management of the Company;

13.	discussions with the Company’s legal counsel;

14.	site visits to certain of the Company’s facilities;

15.	public information relating to the business, operations, financial performance and stock trading history of the Company and other selected public companies considered by us to be relevant;

16.	public information with respect to other transactions of a comparable nature considered by us to be relevant;

17.	public information regarding the chemical industry;

18.	representations contained in certificates addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which the Fairness Opinion is based; and

19.	such other corporate, industry and financial market information, investigations and analyses as RBC considered necessary or appropriate in the circumstances.

RBC has not, to the best of its knowledge, been denied access by the Company to any information requested by RBC. As the auditors of the Company declined to permit RBC to rely upon information provided by them as part of a due diligence review, RBC did not meet with the auditors and has assumed the accuracy and fair presentation of and relied upon the consolidated financial statements of the Company and the reports of the auditors thereon.

Assumptions and Limitations

With the Board’s approval and as provided for in the Engagement Agreement, RBC has relied upon the completeness, accuracy and fair presentation of all of the financial and other information, data, advice, opinions or representations obtained by it from public sources, senior management of the

RBC CAPITAL MARKETS

Company, and their consultants and advisors (collectively, the “Information”). The Fairness Opinion is conditional upon such completeness, accuracy and fair presentation of such Information. Subject to the exercise of professional judgment and except as expressly described herein, we have not attempted to verify independently the completeness, accuracy or fair presentation of any of the Information.

Senior officers of the Company have represented to RBC in a certificate delivered as of the date hereof, among other things, that (i) the Information (as defined above) provided orally by, or in the presence of, an officer or employee of the Company or in writing by the Company or any of its subsidiaries or their respective agents to RBC for the purpose of preparing the Fairness Opinion was, at the date the Information was provided to RBC, and is complete, true and correct in all material respects, and did not and does not contain any untrue statement of a material fact in respect of the Company, its subsidiaries or the Arrangement and did not and does not omit to state a material fact in respect of the Company, its subsidiaries or the Arrangement necessary to make the Information or any statement contained therein not misleading in light of the circumstances under which the Information was provided or any statement was made; and that (ii) since the dates on which the Information was provided to RBC, except as disclosed in writing to RBC, there has been no material change, financial or otherwise, in the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company or any of its subsidiaries and no material change has occurred in the Information or any part thereof which would have or which would reasonably be expected to have a material effect on the Fairness Opinion.

In preparing the Fairness Opinion, RBC has made several assumptions, including that all of the conditions required to implement the Arrangement will be met.

The Fairness Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the condition and prospects, financial and otherwise, of the Company, and its subsidiaries and affiliates, as they were reflected in the Information and as they have been represented to RBC in discussions with management of the Company. In its analyses and in preparing the Fairness Opinion, RBC made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of RBC or any party involved in the Arrangement.

The Fairness Opinion has been provided for the use of the Board and may not be used by any other person or relied upon by any other person other than the Board without the express prior written consent of RBC. The Fairness Opinion is given as of the date hereof and RBC disclaims any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to RBC’s attention after the date hereof. Without limiting the foregoing, in the event that there is any material change in any fact or matter affecting the Fairness Opinion after the date hereof, RBC reserves the right to change, modify or withdraw the Fairness Opinion.

RBC believes that its analyses must be considered as a whole and that selecting portions of the analyses or the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying the Fairness Opinion. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Any attempt to do so could lead to undue emphasis on any particular factor or analysis. The Fairness Opinion is not to be construed as a recommendation to any Shareholder as to whether to vote in favour of the Arrangement.

RBC CAPITAL MARKETS

Approach to Fairness

In considering the fairness of the consideration under the Arrangement from a financial point of view to the Shareholders, RBC considered and relied upon the following: (i) a comparison of the consideration under the Arrangement to the results of a discounted cash flow analysis of the Company; (ii) a comparison of the multiples implied by the consideration under the Arrangement to multiples paid in selected precedent transactions; (iii) a comparison of the consideration under the Arrangement to the recent market trading prices of the Shares; and (iv) a consideration of alternatives available to the Company given its current liquidity situation.

RBC also reviewed and compared selected public company multiples for North American chemical companies whose securities are publicly traded. Given that public company values generally reflect minority discount values rather than “en bloc” values, RBC did not rely on this methodology.

Fairness Conclusion

Based upon and subject to the foregoing, RBC is of the opinion that, as of the date hereof, the consideration under the Arrangement is fair from a financial point of view to the Shareholders.

Yours very truly,

RBC DOMINION SECURITIES INC.

RBC CAPITAL MARKETS

APPENDIX “E”

UBS SECURITIES LLC FAIRNESS OPINION

UBS Investment Bank

UBS Securities LLC
299 Park Avenue
New York, NY 10171

www.ubs.com

PRIVILEGED & CONFIDENTIAL

February 22, 2009

The Board of Directors
NOVA Chemicals Corporation
U.S. Operating Center
1550 Coraopolis Heights Road
Moon Township, Pennsylvania 15108

Dear Members of the Board:

We understand that NOVA Chemicals Corporation, a corporation existing under the laws of Canada (the "Company"), is considering a transaction (the "Transaction") whereby International Petroleum Investment Company, a corporation existing under the laws of the United Arab Emirates ("IPIC"), will acquire all of the common shares in the capital of the Company (the "Company Shares"). Pursuant to the terms of the Arrangement Agreement, dated February 22, 2009 (the "Agreement"), between IPIC and the Company, IPIC will purchase each Company Share for US$6.00 in cash per share (the "Consideration"). The terms and conditions of the Transaction are more fully set forth in the Agreement. We also understand that, concurrently with the execution and delivery of the Agreement, IPIC and the Company entered into a term loan credit agreement to provide the Company with up to US$250 million of borrowing availability (the "Backstop Credit Facility").

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the Company Shares of the Consideration to be received by such holders in the Transaction.

UBS Securities LLC ("UBS") has acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for its services, a portion of which is payable in connection with this opinion and a significant portion of which is contingent upon consummation of the Transaction. In the past, UBS and its affiliates have provided investment banking services to the Company unrelated to the proposed Transaction, for which UBS and its affiliates received compensation, including having acted as financial advisor to the Company in connection with the consideration of strategic alternatives and the divestiture of certain assets. In addition, UBS AG, an affiliate of UBS, was a participant in a credit facility of the Company for which UBS AG received fees. In the ordinary course of business, UBS and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of the Company and, accordingly, may at any time hold a long or short position in such securities. The issuance of this opinion was approved by an authorized committee of UBS.

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

UBS Investment Bank

The Board of Directors
NOVA Chemicals Corporation
February 22, 2009
Page 2

Our opinion does not address the relative merits of the Transaction or any related transaction as compared to other business strategies or transactions that might be available with respect to the Company or the Company's underlying business decision to effect the Transaction or any related transaction. Our opinion does not constitute a recommendation to any shareholder as to how such shareholder should vote or act with respect to the Transaction or any related transaction. At your direction, we have not been asked to, nor do we, offer any opinion as to the terms, other than the Consideration to the extent expressly specified herein, of the Agreement or any related documents, the Backstop Credit Facility or any related documents, or the form of the Transaction or any related transaction. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. In rendering this opinion, we have assumed, with your consent, that (i) IPIC and the Company will comply with all material terms of the Agreement, and (ii) the Transaction will be consummated in accordance with the terms of the Agreement without any adverse waiver or amendment of any material term or condition thereof. We have also assumed that all governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any material adverse effect on the Company or the Transaction.

In arriving at our opinion, we have, among other things: (i) reviewed certain publicly available business and financial information relating to the Company; (ii) reviewed certain internal financial information and other data relating to the business and financial prospects of the Company that were provided to us by the management of the Company and not publicly available, including financial forecasts and estimates prepared by the management of the Company that you have directed us to utilize for purposes of our analysis, which forecasts and estimates reflect certain assumptions of the management of the Company with respect to a potential equity financing expected to be undertaken by the Company (the "Assumed Equity Financing") in the absence of a sale of the Company, that you have directed us to utilize for purposes of our analysis; (iii) conducted discussions with members of the senior management of the Company concerning the business and financial prospects of the Company; (iv) reviewed publicly available financial and stock market data with respect to certain other companies we believe to be generally relevant; (v) compared the financial terms of the Transaction with the publicly available financial terms of certain other transactions we believe to be generally relevant; (vi) reviewed current and historical market prices of the Company Shares; (vii) reviewed the Agreement; (viii) reviewed and relied upon representations contained in a certificate addressed to us, dated as of the date hereof, from senior officers of the Company as to the completeness and accuracy of the information upon which this opinion is based; and (ix) conducted such other financial studies, analyses and investigations, and considered such other information, as we deemed necessary or appropriate. At your request, we have contacted third parties to so-

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

UBS Investment Bank

The Board of Directors
NOVA Chemicals Corporation
February 22, 2009
Page 3

licit indications of interest in a possible transaction with the Company and held discussions with certain of these parties prior to the date hereof.

In connection with our review, with your consent, we have assumed and relied upon, without independent verification, the accuracy and completeness in all material respects of the information provided to or reviewed by us for the purpose of this opinion. In addition, with your consent, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal. With respect to the financial forecasts, estimates, and assumptions referred to above, we have assumed, at your direction, that they have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company. We also have relied, at your direction, without independent verification, upon the assessments of the management of the Company as to the liquidity needs of, and capital resources expected to be available to, the Company and the ability of the Company to fund its operations internally and through the Assumed Equity Financing in the absence of a sale of the Company. Our opinion is necessarily based on economic, monetary, market and other conditions as in effect on, and the information available to us as of, the date hereof.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Consideration to be received by holders of the Company Shares in the Transaction is fair, from a financial point of view, to such holders.

Very truly yours,

UBS SECURITIES LLC

UBS Securities LLC

UBS Investment Bank is a business group of UBS AG.
UBS Securities LLC is a subsidiary of UBS AG.

APPENDIX “F”

SECTION 190 OF THE CBCA

Right to dissent — s. 190(1)

(1)	Subject to sections 191 and 241, a holder of shares of any class of a corporation may dissent if the corporation is subject to an order under paragraph 192(4)(d) that affects the holder or if the corporation resolves to

(a)	amend its articles under section 173 or 174 to add, change or remove any provisions restricting or constraining the issue, transfer or ownership of shares of that class;

(b)	amend its articles under section 173 to add, change or remove any restriction on the business or businesses that the corporation may carry on;

(c)	amalgamate otherwise than under section 184;

(d)	be continued under section 188;

(e)	sell, lease or exchange all or substantially all its property under subsection 189(3); or

(f)	carry out a going-private transaction or a squeeze-out transaction.

Further right — s. 190(2)

(2)	A holder of shares of any class or series of shares entitled to vote under section 176 may dissent if the corporation resolves to amend its articles in a manner described in that section.

If one class of shares — s. 190(2.1)

(2.1)	The right to dissent described in subsection (2) applies even if there is only one class of shares.

Payment for shares — s. 190(3)

(3)	In addition to any other right the shareholder may have, but subject to subsection (26), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents or an order made under subsection 192(4) becomes effective, to be paid by the corporation the fair value of the shares in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted or the order was made.

No partial dissent — s. 190(4)

(4)	A dissenting shareholder may only claim under this section with respect to all the shares of a class held on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.

Objection — s. 190(5)

(5)	A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting and of their right to dissent.

Notice of resolution — s. 190(6)

(6)	The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (5) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn their objection.

Demand for payment — s. 190(7)

(7)	A dissenting shareholder shall, within twenty days after receiving a notice under subsection (6) or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing

(a)	the shareholder’s name and address;

(b)	the number and class of shares in respect of which the shareholder dissents; and

(c)	a demand for payment of the fair value of such shares.

Share certificate — s. 190(8)

(8)	A dissenting shareholder shall, within thirty days after sending a notice under subsection (7), send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.

Forfeiture — s. 190(9)

(9)	A dissenting shareholder who fails to comply with subsection (8) has no right to make a claim under this section.

Endorsing certificate — s. 190(10)

(10)	A corporation or its transfer agent shall endorse on any share certificate received under subsection (8) a notice that the holder is a dissenting shareholder under this section and shall forthwith return the share certificates to the dissenting shareholder.

Suspension of rights — s. 190(11)

(11)	On sending a notice under subsection (7), a dissenting shareholder ceases to have any rights as a shareholder other than to be paid the fair value of their shares as determined under this section except where

(a)	the shareholder withdraws that notice before the corporation makes an offer under subsection (12),

(b)	the corporation fails to make an offer in accordance with subsection (12) and the shareholder withdraws the notice, or

(c)	the directors revoke a resolution to amend the articles under subsection 173(2) or 174(5), terminate an amalgamation agreement under subsection 183(6) or an application for continuance under subsection 188(6), or abandon a sale, lease or exchange under subsection 189(9), in which case the shareholder’s rights are reinstated as of the date the notice was sent.

Offer to pay — s. 190(12)

(12)	A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (7), send to each dissenting shareholder who has sent such notice

(a)	a written offer to pay for their shares in an amount considered by the directors of the corporation to be the fair value, accompanied by a statement showing how the fair value was determined; or

(b)	if subsection (26) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.

Same terms — s. 190(13)

(13)	Every offer made under subsection (12) for shares of the same class or series shall be on the same terms.

Payment — s. 190(14)

(14)	Subject to subsection (26), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (12) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.

Corporation may apply to court — s. 190(15)

(15)	Where a corporation fails to make an offer under subsection (12), or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as a court may allow, apply to a court to fix a fair value for the shares of any dissenting shareholder.

Shareholder application to court — s. 190(16)

(16)	If a corporation fails to apply to a court under subsection (15), a dissenting shareholder may apply to a court for the same purpose within a further period of twenty days or within such further period as a court may allow.

Venue — s. 190(17)

(17)	An application under subsection (15) or (16) shall be made to a court having jurisdiction in the place where the corporation has its registered office or in the province where the dissenting shareholder resides if the corporation carries on business in that province.

No security for costs — s. 190(18)

(18)	A dissenting shareholder is not required to give security for costs in an application made under subsection (15) or (16).

Parties — s. 190(19)

(19)	On an application to a court under subsection (15) or (16),

(a)	all dissenting shareholders whose shares have not been purchased by the corporation shall be joined as parties and are bound by the decision of the court; and

(b)	the corporation shall notify each affected dissenting shareholder of the date, place and consequences of the application and of their right to appear and be heard in person or by counsel.

Powers of court — s. 190(20)

(20)	On an application to a court under subsection (15) or (16), the court may determine whether any other Person is a dissenting shareholder who should be joined as a party, and the court shall then fix a fair value for the shares of all dissenting shareholders.

Appraisers — s. 190(21)

(21)	A court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.

Final order — s. 190(22)

(22)	The final order of a court shall be rendered against the corporation in favour of each dissenting shareholder and for the amount of the shares as fixed by the court.

Interest — s. 190(23)

(23)	A court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.

Notice that subsection (26) applies — s. 190(24)

(24)	If subsection (26) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (22), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.

Effect where subsection (26) applies — s. 190(25)

(25)	If subsection (26) applies, a dissenting shareholder, by written notice delivered to the corporation within thirty days after receiving a notice under subsection (24), may

(a)	withdraw their notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder is reinstated to their full rights as a shareholder; or

(b)	retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.

Limitation — s. 190(26)

(26)	A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that

(a)	the corporation is or would after the payment be unable to pay its liabilities as they become due; or the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.

APPENDIX “G”

INTERIM ORDER

Action No. 0901-03759

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE SECURITYHOLDERS OF NOVA CHEMICALS CORPORATION, INTERNATIONAL PETROLEUM INVESTMENT COMPANY AND NOVA CHEMICALS CORPORATION

BEFORE THE HONOURABLE JUSTICE N.C. WITTMANN IN CHAMBERS	}	AT THE COURT HOUSE AT CALGARY, ALBERTA, ON TUESDAY, THE 17th DAY OF MARCH, 2009

INTERIM ORDER

UPON the application of NOVA Chemicals Corporation (“NOVA Chemicals”), the Petitioner herein; AND UPON hearing counsel for the Petitioner; AND UPON hearing counsel for International Petroleum Investment Company (“IPIC”); AND UPON no one appearing for the Director appointed under the Canada Business Corporations Act, R.S.C. 1985, c. C-44 (the “CBCA”), as amended (the “Director”), although notified of this application; AND UPON reading the Affidavit of Jeffrey M. Lipton sworn March 16, 2009 and filed herein (the “Lipton Affidavit”); AND WHEREAS capitalized terms used herein but not defined have the respective meanings ascribed thereto in the Management Information Circular of NOVA Chemicals dated March 13, 2009 (the “Circular”);

IT IS HEREBY ORDERED THAT:

The Meeting

1.	NOVA Chemicals may call, hold and conduct an annual and special meeting (the annual and special meeting and any adjournment or postponement thereof is hereafter referred to as the “Meeting”) of the registered holders (the “Shareholders”) of common shares (“Common Shares”) of NOVA Chemicals, to be held at 1555 Coraopolis Heights Road, Moon Township, Pennsylvania, United States at 2:30 p.m. (Eastern time) on April 14, 2009 to, among other things:

(a)	Consider and, if deemed advisable, pass a special resolution (the “Arrangement Resolution”) to:

(i)	pass, with or without variation, a special resolution of Shareholders to approve an arrangement (the “Arrangement”) under Section 192 of the CBCA involving, among other things, the acquisition, directly or indirectly, by IPIC of all of the issued and outstanding Common Shares for US$6.00 in cash (“Consideration”) for each Common Share; and

(ii)	consider such other business as may properly come before the Meeting.

2.	The Meeting shall be called, held and conducted in accordance with the Notice of Annual and Special Meeting (the “Notice of Meeting”), which forms part of Exhibit “A” to the Lipton Affidavit, the CBCA, the terms of this Interim Order, any further order of this Court and the rulings and directions of the Chair of the Meeting (the “Chair”).

3.	The Shareholders entitled to receive the Notice of Meeting, the Notice of Petition, the Circular, the Plan of Arrangement, and the form of proxy prepared in connection with the Meeting (collectively, the “Meeting Materials”) shall be those shown on the books and records maintained by or on behalf of NOVA Chemicals at the close of business (Calgary time) on March 13, 2009 (the “Record Date”).

4.	The Meeting Materials, with such amendments or additional documents as counsel for the Petitioner may advise are necessary or desirable and are not inconsistent with the terms of this Interim Order, shall be sent to:

(a)	registered Shareholders of record at the close of business (Calgary time) on the Record Date, at least 21 days prior to the date of the Meeting by prepaid ordinary mail, by expedited parcel post, by courier or by delivery in person, addressed to each such Shareholder at his, her or its address, as shown on the books or records of NOVA Chemicals on the Record Date;

(b)	non-registered Shareholders, by providing multiple copies of the Meeting Materials to intermediaries and registered nominees in accordance with procedures and timing requirements prescribed by National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”);

(c)	holders of Options/SARs, EAUs, DSUs and RSUs (“Other Securities”) by electronic delivery or prepaid ordinary mail at least 21 days prior to the date of the Meeting;

(d)	NOVA Chemicals’ auditors (the “Auditors”) and the Director by mailing the Meeting Materials by prepaid ordinary mail to such persons at least 21 days prior to the date of the Meeting; and

(e)	the provincial and territorial securities commissions in Canada, the United States Securities and Exchange Commission, the Toronto Stock Exchange (the “TSX”) and the New York Stock Exchange (the “NYSE”), by electronically filing the Meeting Materials via the System for Electronic Document Analysis and Retrieval in Canada and the Electronic Data Gathering, Analysis, and Retrieval System in the United States at least 21 days prior to the date of the Meeting;

and substantial compliance with this paragraph shall constitute good and sufficient notice of the Meeting.

5.	The only persons entitled to attend the Meeting shall be:

(a)	Shareholders or their proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting or such other proper form of proxy prepared for use at the Meeting which is acceptable to the transfer agent of NOVA Chemicals (an “Alternative Form of Proxy”);

(b)	directors and officers of affiliates of NOVA Chemicals, directors and officers of NOVA Chemicals, the Auditors and the professional advisors to NOVA Chemicals and its affiliated entities;

(c)	the Director;

(d)	IPIC, through its duly appointed representatives and professional advisors; and

(e)	other persons with the permission of the Chair.

6.	Those persons entitled to vote at the Meeting shall be Shareholders of record as at the close of business (Calgary time) on the Record Date, or their respective proxies as evidenced by a validly completed form of proxy prepared specifically for use at the Meeting or as evidenced by an Alternative Form of Proxy. Shareholders who acquire their Common Shares after the Record Date will not be entitled to vote such securities at the Meeting.

7.	The accidental failure or omission to give notice of the Meeting or to distribute the Meeting Materials to any one or more Shareholders or other persons entitled to receive notice of the Meeting as aforesaid, or any failure or omission to give notice as a result of events beyond the reasonable control of NOVA Chemicals (including, without limitation, any inability to utilize postal services) or the non-receipt of such notice or materials, shall not constitute a breach of this Interim Order or a defect in the calling of the Meeting and shall not invalidate any resolution passed or proceedings taken at the Meeting including but not limited to, the Arrangement Resolution.

8.	Any amendments, updates or supplements to any of the information provided in the Meeting Materials may be communicated to Shareholders and holders of Other Securities by press release, by posting such amendments, updates or supplements on the website of NOVA Chemicals, by newspaper advertisement or by notice to Shareholders and holders of Other Securities by prepaid ordinary mail to persons specified in paragraphs 4(a), 4(b) and 4(c) herein, or by such other means as are determined to be the most appropriate method of communication by NOVA Chemicals in the circumstances. Any amendments, updates or supplements to any of the Meeting Materials, and any notice of any adjournment or postponement of the meeting, will be deemed to have been received by Shareholders and holders of Other Securities within the time provided in paragraph 13 below.

9.	The quorum for the transaction of business at the Meeting shall be one or more persons present at the opening of the Meeting, being Shareholders or persons representing Shareholders by proxy who hold in the aggregate not less than 10% of the votes attached to all outstanding Common Shares. If no quorum is present within 30 minutes after the time fixed for the Meeting, the Meeting shall be adjourned to such place and time as may be appointed by the Chair, in the Chair’s sole discretion, and at such reconvened meeting, those Shareholders present in person or by proxy at such meeting will constitute a quorum for the reconvened meeting and any business may be brought before or dealt with at such reconvened meeting which might have been brought before or dealt with at the Meeting in accordance with the Notice of Meeting.

10.

The votes shall be taken at the Meeting on the basis of one vote per Common Share. The vote required to pass the Arrangement Resolution shall be at least 66 2/3 percent of the votes cast on the Arrangement Resolution by Shareholders present in person at the Meeting or represented by proxy and entitled to vote at the Meeting. The vote of Shareholders cast in respect of the Arrangement Resolution will be counted for the purposes of determining whether the minority approval requirements of Multilateral Instrument 61-101 have been met, by excluding the votes cast in respect of Common Shares beneficially owned or over which control or direction is exercised by Mr. J. M. Lipton, Chief Executive Officer of NOVA Chemicals.

11.	For this purpose any spoiled votes, illegible votes, defective votes and abstentions shall be deemed not to be votes cast. Proxies that are properly signed and dated but which do not contain voting instructions shall be voted in favour of the Arrangement Resolution.

12.	NOVA Chemicals, if deemed advisable and subject to the provisions of the Arrangement Agreement, may adjourn or postpone the Meeting on one or more occasions, without the necessity of first convening the Meeting or first obtaining any vote of Shareholders respecting the adjournment or postponement and notice of any such adjournment or postponement shall be given by press release, newspaper advertisement, or by notice to the Shareholders and holders of Other Securities by prepaid ordinary mail to the persons specified in paragraphs 4(a), 4(b) and 4(c) herein, or by such other means as determined to be the most appropriate method of communication by NOVA Chemicals in the circumstances.

13.	The Meeting Materials shall be deemed for the purposes of this Interim Order to have been received,

(a)	in the case of mailing, three days after delivery thereof to the post office;

(b)	in the case of delivery in person, upon receipt thereof at the intended recipient’s address;

(c)	in the case of delivery by courier or by inter-office mail, one Business Day after receipt by the courier or inter-office system;

(d)	in the case of distribution of facsimile transmission, upon obtaining a delivery receipt confirming the transmission thereof;

(e)	in the case of distribution by electronic transmission, upon the sending thereof;

(f)	in the case of press release, at the time of dissemination of the press release;

(g)	in the case of newspaper advertisement, at the time of publication of the newspaper advertisement;

(h)	in the case of posting on the website of NOVA Chemicals, at the time of posting thereof; and

(i)	in all such cases leave is granted for service outside Ontario and Alberta to the extent such leave is required.

14.	In accordance with the Plan of Arrangement and the Arrangement Resolution, NOVA Chemicals may make such amendments, modifications, revisions or supplements to the Plan of Arrangement prior to the Effective Time as are permitted under its terms and under the terms of the Arrangement Agreement and, subject to compliance with the foregoing, as NOVA Chemicals, in its sole discretion, determine to be appropriate, without any additional notice to the Shareholders and holders of Other Securities, unless this Honourable Court shall direct otherwise.

15.	The scrutineer for the Meeting shall be CIBC Mellon Trust Company (“CIBC Mellon”) (acting through its representatives for that purpose) and its duties shall include:

(a)	invigilating and reporting to the Chair on the deposit and the validity of the proxies;

(b)	reporting to the Chair on the quorum of the Meeting;

(c)	reporting to the Chair on the polls taken or ballots cast at the Meeting; and

(d)	providing to NOVA Chemicals and to the Chair written reports on matters related to their duties.

16.	The only proxies to be counted at the Meeting shall be those on completed forms of proxy prepared at the direction of NOVA Chemicals for purposes of the Meeting, or proxies on an Alternative Form of Proxy, and Shareholders shall be entitled to complete such proxies. NOVA Chemicals is hereby authorized to use the form of proxy for Shareholders in substantially the same form as is attached as part of Exhibit “A” to the Lipton Affidavit. Subject to the provisions of the Arrangement Agreement, NOVA Chemicals is hereby authorized, at its expense, to solicit proxies, directly or through its officers, directors and employees (and employees of its affiliates), and through such agents or representatives as it may retain for that purpose, by mail, telephone or such other forms of personal or electronic communication as it may determine.

17.	The procedure for the use of proxies at the Meeting, the communication of voting instructions by Shareholders to their intermediaries or NOVA Chemicals and the revocation of such proxies and voting instructions shall be as set out in the Meeting Materials or as the Chair shall determine.

18.	NOVA Chemicals may waive generally any time limits for the deposit of proxies or communication of voting instructions by the Shareholders, if the Chair in the exercise of his discretion deems it advisable to do so.

19.	IPIC is authorized, at its expense, to solicit proxies, directly and through its officers, directors and employees and through such agents or representatives as it may retain for that purpose, and by mail or such other forms of personal or electronic communications as it may determine.

The Arrangement

20.	The Arrangement is an “arrangement” under subsection 192(1) of the CBCA, and it is impracticable to effect the result contemplated by the Arrangement under any provision of the CBCA other than Section 192.

Dissent Rights

21.	Registered Shareholders shall be afforded rights of dissent (“Dissent Rights”) with respect to their Common Shares in connection with the Arrangement, substantially as provided in Section 190 of the CBCA, as modified by the terms of the Plan of Arrangement and this Interim Order, including without limitation that:

(a)

notwithstanding Section 190(5) of the CBCA, a Dissent Notice is received by NOVA Chemicals (c/o Osler, Hoskin & Harcourt LLP at Suite 2500, TransCanada Tower, 450 – 1st Street S.W., Calgary, Alberta, Attention: Colin Feasby) on or prior to 5:00 p.m. (Calgary time) on April 9, 2009, or, if the Meeting is adjourned or postponed, 5:00 p.m. (Calgary time) on the Business Day which is two Business Days preceding the date of such adjourned or postponed Meeting;

(b)	notwithstanding Section 190(3) of the CBCA, IPIC shall be required to offer and pay the fair value for the Common Shares held by a Shareholder who duly exercised Dissent Rights (“Dissenting Shareholder”) and to pay the amount to which such holder is entitled;

(c)	Dissenting Shareholders shall be deemed to have transferred their Common Shares, without any further act or formality on their part, free and clear of all Encumbrances (as defined in the Plan of Arrangement), to IPIC as provided in Section 2.2(2) of the Plan of Arrangement, and such Shareholders who:

(i)	are ultimately determined to be entitled to be paid fair value for their Common Shares shall be entitled to a payment of cash equal to such fair value, and will not be entitled to any other payment or consideration, including any payment that would be payable under the Arrangement in respect of such Common Shares had such Shareholders not exercised their Dissent Rights; or

(ii)	are ultimately determined not to be entitled, for any reason, to be paid fair value for their Common Shares shall have participated and shall be deemed to have participated in the Arrangement, as at the Effective Time, on the same basis as a non-dissenting Shareholder in accordance with Section 2.2(5) of the Plan of Arrangement, and shall receive the Consideration in respect of their Common Shares equal to the aggregate Consideration a Shareholder holding such number of Common Shares would be entitled to under Section 2.2(5) of the Plan of Arrangement.

(d)	In addition to any other restrictions under Section 190 of the CBCA, none of the following shall be entitled to exercise Dissent Rights:

(i)	holders of Other Securities; and

(ii)	Shareholders who vote in favour of the Arrangement Resolution.

(e)	A Dissenting Shareholder shall not be recognized as a Shareholder after the Effective Time, and the name of each Dissenting Shareholder shall be deleted from the registers of Shareholders as at the Effective Time as provided in Article 2 of the Plan of Arrangement.

Service of Court Materials

22.	For the purposes of this Interim Order, service of the Petition herein and the Lipton Affidavit only on the Director is hereby confirmed as good and sufficient service, and service on any other person except as provided in this Interim Order is hereby dispensed with.

23.

NOVA Chemicals shall include in the Meeting Materials a copy of the form of this Interim Order and the Petition (collectively, the “Court Materials”), and the Court Materials shall be deemed to have been received by the Shareholders and holders of Other Securities at the times specified in accordance with paragraph 4 herein, whether those persons reside within Canada or within another jurisdiction.

24.	The sending of the Court Materials to the persons indicated in paragraph 23, by the means described in paragraph 4, shall constitute good and sufficient service of the within proceedings upon all persons who are entitled to receive notice of the matters described herein and no other form of service need be made and no other material need be served on such persons in respect of these proceedings.

25.	Any materials to be filed by NOVA Chemicals in support of the written application for the Final Order may be filed up to one day prior to the hearing of the application without further order of this Honourable Court.

Application for Final Order

26.	Upon approval by the Shareholders of the Arrangement, in the manner set forth in this Interim Order, the Petitioner may apply to this Court for an order approving the Arrangement (the “Final Order”), which application shall be heard at the Courthouse on April 17, 2009 at 1:00 p.m. (Calgary time), or so soon thereafter as counsel may be heard.

27.

Any person desiring to appear at the hearing of the application for the Final Order shall on or before 5:00 p.m. (Calgary time) on April 10, 2009, file with the Court and serve on NOVA Chemicals (c/o Osler, Hoskin & Harcourt LLP at Suite 2500, TransCanada Tower, 450-1st Street S.W., Calgary, Alberta, T2P 5H1, Attention: Colin Feasby) a Notice of Intention to Appear together with a copy of any evidence or material which is to be presented to the Court at the hearing of the application for the Final Order. In the event that the application for the Final Order is adjourned, only those parties serving a Notice of Intention to Appear in accordance with this paragraph 27 of this Interim Order shall have or be entitled to Notice of the adjourned date.

Variation of Interim Order

28.	The Petitioner shall be entitled, at any time, to seek leave to vary this Interim Order upon such terms and upon the giving of such notice as this Court may direct.

(signed) “N.C. Wittmann”
J.C.C.Q.B.A.

ENTERED this 17th day of March, 2009

(signed) “V.A. Brant”
CLERK OF THE COURT

Action No: 0901-03759

IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL CENTRE OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE SECURITYHOLDERS OF NOVA CHEMICALS CORPORATION, INTERNATIONAL PETROLEUM INVESTMENT COMPANY AND NOVA CHEMICALS CORPORATION

INTERIM ORDER

Osler, Hoskin & Harcourt LLP

Barristers and Solicitors

Suite 2500, 450 – 1st Street S.W.

Calgary, Alberta, Canada T2P 5H1

Solicitors: Tristram J. Mallett / Colin Feasby /

Thomas D. Gelbman

Telephone: (403) 260-7041/7067/7073

Facsimile: (403) 260-7024

Matter Number: 1113247

APPENDIX “H”

PETITION FOR INTERIM ORDER AND FINAL ORDER

Action No. 0901-03759

IN THE COURT OF QUEEN’S BENCH OF ALBERTA

JUDICIAL DISTRICT OF CALGARY

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, as amended

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE SECURITYHOLDERS OF NOVA CHEMICALS CORPORATION, INTERNATIONAL PETROLEUM INVESTMENT COMPANY AND NOVA CHEMICALS CORPORATION

PETITION

TO:    The Court of Queen’s Bench of Alberta

The Petitioner, NOVA Chemicals Corporation (“NOVA Chemicals”) states that:

1.	NOVA Chemicals is a corporation continued under the Canada Business Corporations Act, R.S.C., 1985, c. C-44, as amended (the “CBCA”).

2.	The registered office and Canadian operating centre of NOVA Chemicals is in Calgary, Alberta.

3.	NOVA Chemicals seeks approval of this Honourable Court pursuant to Section 192 of the CBCA for a plan of arrangement (the “Arrangement”), which is proposed pursuant to the terms of an agreement (the “Arrangement Agreement”) dated February 23, 2009 between NOVA Chemicals and International Petroleum Investment Company.

4.	It is impracticable to effect the result contemplated by the Arrangement under any provision of the CBCA other than Section 192.

5.	Notice of this Application has been given to the Director appointed pursuant to Section 260 of the CBCA, as required by Section 190(5) of the CBCA.

WHEREFORE NOVA CHEMICALS SEEKS the following relief:

(a)	an Interim Order and directions for the calling and holding of a meeting of the shareholders of NOVA Chemicals (the “Shareholders”) to, among other things, consider and vote upon the proposed Arrangement, for the giving of notice of such meeting and for the return of this Petition, for the manner of conducting the vote in respect of such meeting, and for such other matters as may be required for the proper consideration of the Arrangement (the “Interim Order”);

(b)	a declaration that only the registered Shareholders shall have the right to dissent in respect of the Arrangement in a manner consistent with the provisions of Section 190 of the CBCA, as modified by the Arrangement and the Interim Order;

(c)	a declaration that the terms and conditions of the Arrangement, and the procedures relating thereto, are fair to Shareholders and other affected parties, both from a substantive and procedural point of view; and

(d)	an Order approving the Arrangement pursuant to Section 192 of the CBCA and pursuant to the terms and conditions of the Arrangement Agreement as described in the Affidavit of Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals, sworn March 16, 2009, and filed herein;

(e)	a declaration that the Arrangement will, upon the filing of Articles of Arrangement under the CBCA and the issuance of the Certificate of Arrangement under the CBCA, be effective under the CBCA in accordance with its terms; and

(f)	such further and other orders, declarations and directions as this Honourable Court may deem just.

DATED at Calgary, Alberta, on March 17, 2009; AND DELIVERED by Osler, Hoskin & Harcourt LLP, 2500, 450 – 1st Street S.W., Calgary, Alberta, T2P 5H1, Solicitors for NOVA Chemicals, whose address for service is in care of the said Solicitors.

ISSUED out of the Office of the Clerk of Court of Queen’s Bench of Alberta, Judicial District of Calgary, on March 17, 2009.

(signed) “V. A. Brant”
Clerk of the Court

NOTICE	Action No: 0901-03759

TO: THE DIRECTOR APPOINTED UNDER THE CANADA BUSINESS CORPORATIONS ACT	IN THE COURT OF QUEEN’S BENCH OF ALBERTA JUDICIAL DISTRICT OF CALGARY

TAKE NOTICE that NOVA Chemicals Corporation intends to present this Petition to the presiding Justice in Chambers at the Court House, Calgary, Alberta, on March 17, 2009, at 1:00 p.m., or so soon thereafter as counsel may be heard.

You are entitled to appear at the above noted time and place and make representation.

AND FURTHER TAKE NOTICE that in support of this Petition will be read the Affidavit of Jeffrey M. Lipton, Chief Executive Officer of NOVA Chemicals Corporation, and such further and other material as counsel may advise.

IN THE MATTER OF SECTION 192 OF THE CANADA BUSINESS CORPORATIONS ACT, R.S.C. 1985, c. C-44, AS AMENDED

AND IN THE MATTER OF A PROPOSED ARRANGEMENT INVOLVING THE SECURITYHOLDERS OF NOVA CHEMICALS CORPORATION, INTERNATIONAL PETROLEUM INVESTMENT COMPANY AND NOVA CHEMICALS CORPORATION

PETITION

Osler, Hoskin & Harcourt LLP

Barristers and Solicitors

Suite 2500, TransCanada Tower

450 – 1st Street S.W.

Calgary, Alberta

T2P 5H1

Attention:

Tristram J. Mallett / Colin Feasby / Thomas D. Gelbman

Telephone: (403) 260-7041/7067/7073

Facsimile: (403) 260-7024

Matter Number: 1113247

APPENDIX “I”

ADDITIONAL INFORMATION REGARDING

NOVA CHEMICALS

ADDITIONAL INFORMATION REGARDING THE NOMINEES FOR ELECTION AS DIRECTOR	I-1

CORPORATE GOVERNANCE	I-13

DESCRIPTION OF BOARD COMMITTEES	I-13

COMPENSATION OF DIRECTORS	I-15
Director Share Purchase Plan	I-16
Director Deferred Share Unit Plans	I-16
Non-Employee Director Equity Based Awards	I-18
Non-Employee Director Shareholding Guidelines	I-21

EXECUTIVE COMPENSATION	I-22
Human Resources Committee Information	I-22
Compensation Discussion and Analysis	I-22
Summary Compensation Table	I-34
Equity Based Long-Term Incentive Awards and Exercises	I-36
Securities Authorized for Issuance Under Equity Compensation Plan	I-38
Retirement Plans	I-38
NEO Agreements	I-43

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE	I-48

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE	I-48

SCHEDULE 1 DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES	I-50

ANNEX A—BOARD OF DIRECTORS MANDATE	I-56

ANNEX B—AUDIT, FINANCE AND RISK COMMITTEE MANDATE	I-64

I-i

ADDITIONAL INFORMATION REGARDING THE NOMINEES FOR ELECTION AS DIRECTOR

The following tables sets forth, in alphabetical order, for each of the 11 nominees for election as director: whether or not the nominee is independent of NOVA Chemicals; age; municipality of residence; the year from which each has continually served as a director of NOVA Chemicals; all positions and offices held with NOVA Chemicals, if any; a brief biography, including present principal occupation and principal occupation held in the past five years; education; certain other directorships held by each nominee, including any publicly traded company board memberships; the committees of the Board of Directors of NOVA Chemicals (“Board of Directors” or “Board”) on which each of the directors serve, including their attendance at Board and committee meetings; the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised as of March 5, 2009; the number of outstanding deferred share units (“DSUs”) held by each nominee as of March 5, 2009; the number of options to acquire Common Shares (“Options”) held by each nominee as of March 5, 2009; and the shareholding guidelines (see “Compensation of Directors – Non-Employee Director Shareholding Guidelines” and “Executive Compensation – NEOs and Other Executives Shareholding Guidelines” below for information relating to these guidelines). The information given with respect to each nominee is based upon information furnished to NOVA Chemicals by the nominee.

Jerald Allen Blumberg					Independent
Age: 69		Colorado, United States				Director Since(1): 2000

Mr. Blumberg is a corporate director. He served as President and CEO of Ambar, Inc.(2), a privately held oilfield services company, from January 1998 to June 2000. Prior to January 1998, Mr. Blumberg held various international and management positions during a 37 year career with E.I. du Pont de Nemours and Company, a science company, most recently as an Executive Vice President and member of the Office of the Chief Executive.

Mr. Blumberg received a B.S. in chemical engineering from Michigan Technological University.

Mr. Blumberg serves on the boards of The Lubrizol Corporation and iServiceX, Inc. Mr. Blumberg is a member of the National Society of Professional Engineers.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Corporate Governance Committee Human Resources Committee (Chair)				8 of 9 (89%) 2 of 2 (100%) 3 of 3 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	10,901	3,961	18,850	14,862	US$	269,150	US$	270,000

Dr. Frank Peter Boer					Independent
Age: 68		Florida, United States				Director Since(1): 1991

Dr. Boer is the President and Chief Executive Officer of Tiger Scientific Inc., a firm specializing in science and technology, consulting and investments. Before founding Tiger Scientific Inc., from 1982 to December 1995, Dr. Boer served in a variety of positions with W.R. Grace & Co., a global specialty chemicals and materials business, most recently as Executive Vice President and Chief Technical Officer, with responsibilities for research and development, engineering, business development, environment, health, and safety. He also served with The Dow Chemical Company in a variety of research and development and management positions over a period of 13 years.

Dr. Boer holds an A.B. degree in Physics from Princeton University, and a Ph.D. in Chemical Physics from Harvard University.

Dr. Boer serves on the boards of Rhodes Technologies, ENSCO, Inc. and Purdue Pharma L.P. Dr. Boer also serves on the finance and budget committee of the National Academy of Engineering.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Human Resources Committee Public Policy and Responsible Care Committee (Chair)				9 of 9 (100%) 3 of 3 (100%) 4 of 4 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	11,321	29,387	24,500	40,708	US$	737,220	US$	270,000

Jacques Bougie, O.C.					Independent
Age: 61		Québec, Canada			Director Since(1): 2001

Mr. Bougie is a corporate director. He retired as President and Chief Executive Officer of Alcan Inc., an international aluminum company, in January 2001 after serving in that role since 1993.

Mr. Bougie is a graduate in Law at the Université de Montréal and in Business Administration at the École des Hautes Études Commerciales of the Université de Montréal. Mr. Bougie received an honorary doctorate from the Unversité de Montréal in 2001. Mr. Bougie was named an Officer of the Order of Canada in 1994.

Mr. Bougie serves on the boards of AbitibiBowater Inc., McCain Foods Ltd. and CSL Group Inc.(9)

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Audit, Finance and Risk Committee Public Policy and Responsible Care Committee(10)				9 of 9 (100%) 8 of 8 (100%) 4 of 4 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)	Minimum Required Under Shareholding Guidelines
2008	—	24,933	7,000	24,933	US$451,540	US$	259,500

Laurie Brlas					Independent
Age: 51		Ohio, United States			Director Since(1): 2008

Ms. Brlas has been the Executive Vice President and Chief Financial Officer of Cliffs Natural Resources Inc., an international mining company, since March 2008. Ms. Brlas joined Cliffs Natural Resources Inc. in December 2006 as Senior Vice President, Chief Financial Officer and Treasurer. Prior to that, Ms. Brlas served as Senior Vice President and Chief Financial Officer of STERIS Corporation, a leading provider of infection prevention and surgical products and services, from April 2000 to December 2006.

Ms. Brlas earned her bachelor’s degree in accounting from Youngstown State University and is a Certified Public Accountant.

Ms. Brlas serves on the board of Perrigo Company.

Board/Committee Membership(11)				Attendance at Meetings during Fiscal 2008
Board of Directors Audit, Finance and Risk Committee Public Policy and Responsible Care Committee				1 of 1 (100%) 2 of 2 (100%) 1 of 1 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)	Minimum Required Under Shareholding Guidelines(11)
2008	—	—	—	—	—	US$	259,500

Dr. Joanne Vanish Creighton					Independent
Age: 67		Massachusetts, United States				Director Since(1): 2001

Dr. Creighton has been President and Professor of English, Mount Holyoke College since 1996.

Dr. Creighton graduated Phi Beta Kappa from the University of Wisconsin-Madison. She has a Master of Arts in Teaching from the Harvard Graduate School of Education, and a Ph.D. in English literature from the University of Michigan, Ann Arbor.

Dr. Creighton serves on the boards of Five Colleges, Inc., Women’s College Coalition and the Economic Development Council of Western Massachusetts.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Human Resources Committee Public Policy and Responsible Care Committee				9 of 9 (100%) 3 of 3 (100%) 4 of 4 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	6,431	8,646	10,000	15,077	US$	273,050	US$	240,000

Robert Emmet Dineen, Jr.					Independent
Age: 68		New York, United States				Director Since(1): 1998

Mr. Dineen is an attorney-at-law. From January 2006 until December 2008, Mr. Dineen was of counsel to Shearman & Sterling LLP, a leading international law firm headquartered in New York, where he was a partner from 1974 until his retirement in December 2005. Mr. Dineen has extensive experience in public finance transactions and specialized in U.S. and international private banking and financial transactions.

Mr. Dineen graduated cum laude from Syracuse University with an LL.B. and from Brown University with a B.A.

Mr. Dineen serves on the board of Manulife Financial Corporation and the Board of Advisors of Syracuse University College of Law. Mr. Dineen is a Trustee of Syracuse University.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Audit, Finance and Risk Committee Corporate Governance Committee				9 of 9 (100%) 8 of 8 (100%) 2 of 2 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	19,951	0	19,800	19,951	US$	361,310	US$	259,500

Charles Wayne Fischer					Independent
Age: 58		Alberta, Canada			Director Since(1): 2008

Mr. Fischer is a corporate director. He retired as President and Chief Executive Officer of Nexen Inc., a Canadian-based global energy company, at the end of 2008 after serving in that role since June 2001. Formerly, he was Executive Vice President and Chief Operating Officer of Nexen responsible for conventional oil and gas business in Western Canada, the U.S. Gulf Coast and all international locations, as well as oil sands, marketing and information systems activities worldwide. He joined Nexen in 1994 following service with Dome Petroleum Ltd., Hudson’s Bay Oil & Gas Ltd., Bow Valley Industries Ltd., Sproule Associates Ltd. and Encor Energy Ltd.

Mr. Fischer graduated from the University of Calgary (“U of C”) with a Bachelor of Science degree in Chemical Engineering in 1971 and a Masters Degree in Business Administration, Finance, in 1982. He has an Honorary Doctorate of Law degree from the U of C and an Honorary Bachelor of Applied Technology degree from Southern Alberta Institute of Technology.

Mr. Fischer is co-chair of Alberta Climate Change Central, a member of the board of the Alberta Energy Research Institute, and a member of the board of governors of the U of C.

Board/Committee Membership(12)				Attendance at Meetings during Fiscal 2008
Board of Directors				1 of 1 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)	Minimum Required Under Shareholding Guidelines(12)
2008	—	—	—	—	—	US$	240,000

Kerry Lloyd Hawkins					Independent
Age: 68		Manitoba, Canada				Director Since(1): 1998

Mr. Hawkins is a corporate director. He retired as President of Cargill Limited and Chief Executive Officer of Canadian operations of Cargill Limited, a company involved in grain handling, transportation and processing of agricultural products, in December 2005. Mr. Hawkins has worked in the marketing and agriculture industries since 1964 and, prior to becoming its President in 1982, held senior executive positions at Cargill in North America and Europe.

Mr. Hawkins has a Bachelor of Arts in Business Economics from North Dakota State University.

Mr. Hawkins is the chairman of CentrePort Canada Inc. and serves on the boards of TransCanada Corporation, TransCanada Pipelines Limited, National Leasing Group Inc., Prince Rupert Port Authority and Winnipeg Airport Authority.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Audit, Finance and Risk Committee (Chair) Human Resources Committee				6 of 9 (67%)* 8 of 8 (100%) 3 of 3 (100%)
* The Company held three Board meetings over three consecutive days in 2008, which Mr. Hawkins was unable to attend.

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	6,076	27,173	30,100	33,249	US$	602,140	US$	277,500

Arnold Martin Ludwick					Independent
Age: 71		Québec, Canada				Director Since(1): 2000

Mr. Ludwick is a corporate director. He served as Deputy Chairman of Claridge Inc., an investment holding company, from January 1999 to his retirement in December 2002. Prior to January 1999, he was President and Chief Executive Officer of Claridge Inc. and a Vice President of The Seagram Company Ltd.

Mr. Ludwick graduated from the University of Manitoba with a B.A. and earned his M.B.A. from the Harvard University Graduate School of Business Administration.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors Audit, Finance and Risk Committee Public Policy and Responsible Care Committee				9 of 9 (100%) 7 of 8 (88%) 4 of 4 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	41,850	28,810	24,000	70,660	US$	1,279,650	US$	259,500

Christopher Daniel Pappas					Non-Independent(12)
Age: 53		Pennsylvania, United States				Director Since(1): 2007

Mr. Pappas is the President and Chief Operating Officer of NOVA Chemicals and will become President and Chief Executive Officer effective May 1, 2009. Mr. Pappas has served in his current role since January 2008. Prior to that, he was Senior Vice President and Chief Operating Officer of NOVA Chemicals from September 2006 until December 2007. Mr. Pappas joined NOVA Chemicals as Senior Vice President and President, Styrenics in July 2000. Prior to joining NOVA Chemicals, Mr. Pappas was President and Chief Executive Officer of Paint and Coatings.com from January 2000 to July 2000. From 1996 through 1999, Mr. Pappas led the ethylene elastomers business of DuPont Dow Elastomers L.L.C., the former 50/50 joint venture of E.I. du Pont de Nemours and Company and The Dow Chemical Company, as Vice President, and was later named Commercial Vice President. He began his career with The Dow Chemical Company in 1978, where he held a variety of sales and managerial positions through 1995.

Mr. Pappas has a Bachelor of Science degree in Civil Engineering from The Georgia Institute of Technology and an M.B.A. from The Wharton School of The University of Pennsylvania.

Mr. Pappas serves on the board of Allegheny Energy, Inc. and the Board of Trustees of Sewickley Academy.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors(14)				9 of 9 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)			Minimum Required Under Shareholding Guidelines
2008	51,208	27,142	10,400	78,350	US$	1,418,920	(15)	US$	2,400,000

James Mark Stanford, O.C.					Independent
Age: 71		Alberta, Canada				Director Since(1): 1999

Mr. Stanford is the Chairman of NOVA Chemicals and the President of Stanford Resource Management Inc., an investment management firm. Mr. Stanford is the retired President, Chief Executive Officer and a director of Petro-Canada, having held those positions from 1993 to 2000. Mr. Stanford served as the President, Chief Operating Officer and a director of Petro-Canada from 1990 to 1993. Prior to joining Petro-Canada in 1978, Mr. Stanford worked with Mobil Oil Canada Ltd. for 19 years in numerous engineering and managerial positions.

Mr. Stanford holds an LL.D. (Honors) and a B.Sc. in petroleum engineering from the University of Alberta and an LL.D. (Honors) and a B.Sc. in mining from Concordia University. In 2004, he was appointed an Officer of the Order of Canada.

Mr. Stanford is the chairman of the board of directors of C-Free Power Corp. and OPTI Canada Inc. and serves on the board of EnCana Corporation. Mr. Stanford also serves on a variety of other industry and community organizations.

Board/Committee Membership				Attendance at Meetings during Fiscal 2008(3)
Board of Directors(16) Corporate Governance Committee (Chair)				9 of 9 (100%) 2 of 2 (100%)

Equities Held

Year	Common Shares(4)	DSUs(5)	Options(6)	Total of Common Shares and DSUs(7)	Total Value of Common Shares and DSUs for Purposes of Shareholding Guidelines(8)		Minimum Required Under Shareholding Guidelines
2008	3,000	24,555	33,950	27,555	US$	499,020	US$	570,000	(17)

Notes:

(1)	Where disclosing the year from which each nominee has continuously served as a director of NOVA Chemicals, “NOVA Chemicals” means NOVA Chemicals since July 2, 1998, NOVA Corporation between April 28, 1994 and July 2, 1998 and NOVA Corporation of Alberta prior thereto. As part of a Plan of Arrangement between NOVA Corporation (“NOVA”) and TransCanada PipeLines Limited completed on July 2, 1998, NOVA was split off as a separate corporation to carry on the chemicals business formerly carried on by NOVA. On December 31, 1998, NOVA Chemicals Ltd., a subsidiary of NOVA, changed its name to NOVA Chemicals Corporation. Effective January 1, 1999, NOVA Chemicals Corporation amalgamated with NOVA, and the resulting corporation adopted the name NOVA Chemicals Corporation. On April 14, 2004, NOVA Chemicals was continued under the Canada Business Corporations Act.

(2)	Mr. Blumberg resigned in June 2000 as President and Chief Executive Officer of Ambar, Inc., which declared bankruptcy under Chapter 7 of the U.S. Bankruptcy Code in 2001. Mr. Blumberg was formerly a director of Burlington Industries, Inc., which declared bankruptcy under Chapter 11 of the U.S. Bankruptcy Code in 2001.

(3)	During the 2008 fiscal year, there were nine Board meetings (seven regularly scheduled and two special); eight regularly scheduled Audit, Finance and Risk Committee meetings; two regularly scheduled Corporate Governance Committee meetings; three regularly scheduled Human Resources Committee meetings; and four regularly scheduled Public Policy and Responsible Care Committee meetings.

(4)	Unless noted otherwise, all Common Shares are subject to the sole voting and investment power of their beneficial owners. The trust funds associated with NOVA Chemicals’ retirement plans are administered by the Audit, Finance and Risk Committee; the information regarding the beneficial ownership of Common Shares does not include any Common Shares held by the trustee for such retirement plans and over which the Audit, Finance and Risk Committee has assumed no voting or investment control.

All directors standing for election and NOVA Chemicals’ Executive Leadership Team (which includes in addition to Mr. Pappas, Messrs. Lipton, MacDonald and Mustoe, and Ms. Horner) as a group (15 persons) hold 1,552,562 Common Shares, including Options exercisable within 60 days of March 5, 2009. For more information on the Executive Leadership Team and their shareholdings, see “Executive Compensation-NEOs and Other Executives Shareholding Guidelines”. Each director’s holdings represent less than 1% of the outstanding Common Shares, other than Mr. Lipton who holds approximately 1.2%. Mr. Lipton is not standing for re-election at the Meeting. All directors standing for election, as a group, hold approximately 0.40% of the outstanding Common Shares.

(5)	DSUs are not voting securities but are included in the tables for informational purposes. Non-employee directors may elect to receive all or a portion of their retainer fees as DSUs, which are economically equivalent to Common Shares in value. DSUs are not Common Shares and do not carry rights of Common Shares. For further information, see “Compensation of Directors-Director Deferred Share Unit Plans”.

(6)	Options are not voting securities but are included in the tables for informational purposes. Directors are eligible to receive, in their capacity as a non-employee director or as a key employee, long term incentive awards in the form of Options, Equity Appreciation Units or Restricted Stock Units (see “Compensation of Directors – Non-Employee Equity Based Awards” and “Executive Compensation – Equity Based Long-Term Incentive Plans”).

(7)	NOVA Chemicals has established minimum shareholding guidelines for the members of its Board and management. Holdings considered for these guidelines include Common Shares and DSUs. For information relating to these guidelines see “Compensation of Directors – Non-Employee Director Shareholding Guidelines” and “Executive Compensation – NEOs and Other Executives Shareholding Guidelines”.

(8)	For the purposes of determining the value of holdings for the shareholding guidelines, NOVA Chemicals uses a 12 month average daily share price. These values were calculated using a 12 month average daily share price of US$18.11. On March 5, 2009 the closing price on the NYSE was US$5.65.

(9)	Mr. Bougie served as a director of Novelis Inc. (“Novelis”) during 2005 and for a portion of 2006. During 2006, Mr. Bougie did not stand for re-election as a director of Novelis. In his capacity as a director of Novelis, Mr. Bougie was subject to management cease trade orders issued by certain of the Canadian provincial securities administrators against the directors and officers of Novelis by reason of Novelis’ default in filing its interim unaudited financial statements for the period ended September 30, 2005. The cease trade orders were issued in December 2005 and precluded Mr. Bougie from trading in securities of Novelis until the conditions in the orders were met. The conditions in the orders were met after the first quarter of 2006.

(10)	Mr. Bougie was a member of the Public Policy and Responsible Care Committee from January 1, 2008 until November 13, 2008. He was appointed to the Corporate Governance Committee on November 13, 2008. The Corporate Governance Committee did not meet in 2008 subsequent to Mr. Bougie’s appointment.

(11)	Ms. Brlas joined the Board and was appointed as a member of the Audit, Finance and Risk Committee and the Public Policy and Responsible Care Committee on September 24, 2008. Under the shareholding guidelines, Ms. Brlas is expected to achieve minimum shareholdings on or before September 23, 2011.

(12)	Mr. Fischer joined the Board and was appointed as a member of the Human Resources Committee and the Public Policy and Responsible Care Committee on November 13, 2008. Neither of those committees of the Board met in 2008 subsequent to Mr. Fischer’s appointment. Under the shareholding guidelines, Mr. Fischer is expected to achieve minimum shareholdings on or before November 12, 2011.

(13)	As the President and Chief Operating Officer of NOVA Chemicals, Mr. Pappas is not considered to be independent. The Board has appointed Mr. Pappas as President and Chief Executive Officer, effective May 1, 2009.

(14)	Mr. Pappas, as an executive of NOVA Chemicals and a non-independent director, is not a member of any Board committees, but is invited to attend all committee meetings.

(15)	Mr. Pappas was appointed President of NOVA Chemicals on January 1, 2008 and has until January 2010 to meet these shareholding guidelines.

(16)	Mr. Stanford is the Chair of the Corporate Governance Committee and is invited to and may attend other Board committee meetings in his role as Chairman of the Board.

(17)	Mr. Stanford was appointed Chairman of the Board on April 12, 2007 and is expected to achieve the minimum shareholding guidelines for the Chairman of the Board by April 11, 2009.

CORPORATE GOVERNANCE

NOVA Chemicals has in place a broad-reaching plan for corporate governance. With the globalization of the plastics and chemical business and the evolution of corporate governance practices generally, the Company’s directors and management have responded to the need to establish forward-looking governance policies and to constantly evaluate and modify them to ensure their continuing effectiveness. NOVA Chemicals is currently subject to a variety of corporate governance guidelines and requirements mandated by the Canadian securities administrators (“CSA”), the New York Stock Exchange (the “NYSE”), and the United States Securities and Exchange Commission (the “SEC”) under its rules and those mandated under the United States Sarbanes-Oxley Act of 2002 (“SOX”). NOVA Chemicals’ corporate governance practices comply in all material respects with applicable CSA, SEC and SOX requirements as well as with the NYSE rules applicable to it as a foreign private issuer.

NOVA Chemicals’ Disclosure of Corporate Governance Practices, which is based primarily on the disclosure rules of the CSA, as set out in National Instrument 58-101, Disclosure of Corporate Governance Practices and National Policy 58-201, Corporate Governance Guidelines, is attached as Schedule 1 to this Appendix “I”. The Disclosure of Corporate Governance Practices was prepared by the Corporate Governance Committee of the Board and was approved by the Board.

DESCRIPTION OF BOARD COMMITTEES

The Board has established four standing committees (the “Committees”) and has delegated certain of its responsibilities to each of the Committees. In this regard, each Committee has been mandated to perform certain advisory functions, and to make recommendations and report to the Board. The four standing committees of the Board are: the Audit, Finance and Risk Committee, the Corporate Governance Committee, the Human Resources Committee and the Public Policy and Responsible Care Committee.

Each of the Committees has the authority to retain outside advisors to assist in the discharge of its respective responsibilities. Each of the Committees reviews its respective mandate at least annually and, as required, recommends changes to the Corporate Governance Committee and to the Board. Each of the Committees also reviews its respective performance annually. Each of the Committees has a mandate; the Committee mandates are published on NOVA Chemicals’ website at www.novachemicals.com. A brief summary of the Committee mandates follows, together with current membership.

Audit, Finance and Risk Committee

Chairman:	K.L. Hawkins

Members:	J. Bougie, L. Brlas, R. E. Dineen, A.M. Ludwick

The Audit, Finance and Risk Committee of the Board reviews and inquires into matters affecting the financial reporting of NOVA Chemicals, its system of internal accounting and financial controls and procedures and NOVA Chemicals’ financial audit procedures and plans; recommends the approval of the issuance of debt and equity securities; oversees the policies and practices of NOVA Chemicals relating to corporate compliance and risk management strategies; recommends to the Board the appointment and remuneration of the external auditors and approves the mandate and appointment of internal auditors; oversees the funding, administration and investment of the trust funds associated with NOVA Chemicals’ savings and profit sharing plans and pension plans; and reviews with management and reports to the Board on the financing plans and objectives of NOVA Chemicals.

The Board approves, on the recommendation of the Audit, Finance and Risk Committee, all fees paid to the external auditors in respect of audit services. In addition, in accordance with applicable rules regarding audit committees, the Audit, Finance and Risk Committee reviews and approves (in advance) the scope and related fees for all non-audit services that are to be provided by the external auditors. In doing so, the Audit, Finance and Risk Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor.

The Audit, Finance and Risk Committee is and will be composed entirely of independent directors. All members of the Audit, Finance and Risk Committee are financially literate, and Messrs. Hawkins and Ludwick and Ms. Brlas are audit committee financial experts as defined by SEC rules.

For more information on the Audit, Finance and Risk Committee, see “Report of the Audit, Finance and Risk Committee”, and the mandate of this Committee that is attached as Annex B to this Appendix “I” and which can also be accessed at www.novachemicals.com.

Corporate Governance Committee

Chairman:	J.M. Stanford

Members:	J.A. Blumberg, J. Bougie, R.E. Dineen, L.Y. Fortier

The Corporate Governance Committee of the Board is responsible for the composition, compensation and governance of the Board, and recommends to the Board nominees for election or appointment to the Board. The Corporate Governance Committee reviews and recommends to the Board corporate governance initiatives that assist the Board in developing and implementing its corporate governance policies and practices. In addition, the Corporate Governance Committee identifies issues to be discussed at Board and Committee meetings to enable the Board to make informed and timely decisions.

The Corporate Governance Committee assesses the effectiveness of the Board, its Committees and individual directors. In doing so, the Corporate Governance Committee surveys the directors regarding the effectiveness of the Board and Committee operations, and the quality and adequacy of information provided to the Board on strategic and significant issues. A Board and Committee effectiveness questionnaire is completed by each director annually, and the results are reported to the Corporate Governance Committee and then to the full Board.

The Corporate Governance Committee is also responsible for determining the compensation of NOVA Chemicals’ directors. For additional information relating to compensation of NOVA Chemicals’ directors, see “Compensation of Directors”.

The Corporate Governance Committee is and will be composed entirely of independent directors. Mr. Fortier is retiring from the Board after the Meeting.

Human Resources Committee

Chairman:	J.A. Blumberg
Members:	F.P. Boer, J.V. Creighton, C.W. Fischer, K.L. Hawkins

The Human Resources Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals with respect to its human resources. In this regard, the Human Resources Committee reviews recommendations for the appointment of persons to senior executive positions, and considers terms of employment including succession planning and matters of compensation. This Committee recommends to the Board the goals and objectives used to determine executive leadership compensation, evaluates the Executive Leadership Team’s performance and makes recommendations to the Board with respect to awards under the

Incentive Compensation Plan, the Employee Incentive Stock Option Plan, the Equity Appreciation Plan and the Restricted Stock Unit Plan. For additional information relating to the compensation of NOVA Chemicals’ executives, see “Executive Compensation”. In addition, the Human Resources Committee is responsible for the proper and orderly administration of NOVA Chemicals’ savings and profit sharing plans and pension plans, other than matters relating to the funding and investment of the plans’ trust funds.

The Human Resources Committee is and will be composed entirely of independent directors.

Public Policy and Responsible Care Committee

Chairman:	F.P. Boer
Members:	L. Brlas, J.V. Creighton, C.W. Fischer, L.Y. Fortier, A.M. Ludwick

The Public Policy and Responsible Care Committee of the Board is responsible for overseeing the policies and practices of NOVA Chemicals relating to its Responsible Care® audit and the environment, occupational health and safety, communications, corporate contributions, security, public policy matters and NOVA Chemicals’ relationship with all of its stakeholders.

The Public Policy and Responsible Care Committee is and will be composed entirely of independent directors. Mr. Fortier is retiring from the Board after the Meeting.

The Technology Advisory Committee

NOVA Chemicals created a Technology Advisory Committee in December 1996 to advise the Company on its research strategy. While not officially a Committee of the Board, the Technology Advisory Committee consists of three directors of NOVA Chemicals, Mr. Blumberg and Dr. Boer (Co-chairs); and Mr. Pappas, director and President and Chief Operating Officer of NOVA Chemicals. The remainder of Technology Advisory Committee consists of four executives of NOVA Chemicals, Mr. Eric Kelusky, Vice President, Technology; Mr. John Hotz, Vice President, Polyethylene; Mr. Antonio Torres, Vice President, Building and Construction of NOVA Chemicals’ subsidiary, NOVA Chemicals Inc.; and Mr. William Mitchell, Vice President, Legal; and three world-class research scientists, Dr. Musa Kamal, Professor, McGill University; Dr. Kurt Zilm, Professor, Yale University; and Dr. Robert Waymouth, Professor, Stanford University.

COMPENSATION OF DIRECTORS

Directors who are not full time employees of NOVA Chemicals receive compensation for their service as directors. NOVA Chemicals compensates directors according to the same philosophy used to compensate senior management (See “Executive Compensation-Compensation Discussion and Analysis”). An annual survey is conducted to determine the median compensation for directors in similar companies in the North American chemical industry and NOVA Chemicals’ total compensation for directors is targeted at the median value of those companies’ total compensation. Total compensation is delivered in approximately equal proportions between cash and equity based awards.

The total compensation for non-employee directors includes an annual retainer; an additional retainer for Committee chairs and Audit, Finance and Risk (“AFR”) Committee members; and equity based awards. Non-employee directors may elect to receive their equity based awards as Options, equity appreciation units (“EAUs”) or restricted stock units (“RSUs”). Options entitle the non-employee director to purchase Common Shares at a price equal to the closing trading price for Common Shares on the Toronto Stock Exchange (the “TSX”) or the New York Stock Exchange (the “NYSE”) on the day on which the Options were granted. EAUs and RSUs allow non-employee directors to benefit from appreciation in the price of Common Shares. Upon redemption of an EAU, a non-employee director is paid, in cash, the difference between the closing prices of the Common Shares on the NYSE on the date of redemption and the date of grant, less applicable withholdings. RSUs are paid by the end of the year in which they vest, in cash or Common Shares purchased on the open market, less applicable withholdings (See “Executive Compensation-Equity Based Long-Term Incentive Plans” for additional information on equity based awards).

Non-employee directors received the following compensation and equity based awards during 2008:

	Fees Earned			Equity Based Awards		All Other Compensation(1) (US$)		Total (US$)
Name	Annual Retainer (US$)	Committee Chair Retainer(US$)	AFR Additional Retainer(US$)	Options (US$)	RSUs (US$)
J.A. Blumberg	80,000	10,000			80,000	17,276	(2)	187,276
F.P. Boer	80,000	10,000		40,000	40,000	24,224	(2)	194,224
J. Bougie	80,000		6,500		80,000	9,251		175,751
L. Brlas(3)	28,833		2,167		26,667	94		57,761
J.V. Creighton	80,000				80,000	4,296		164,296
R.E. Dineen	80,000		6,500		80,000	2,158		168,658
C.W. Fischer(4)	13,333				N/A	N/A		13,333
L.Y. Fortier(5)	80,000				80,000	10,308		170,308
K.L. Hawkins	80,000	12,500		80,000		8,497		180,997
A.M. Ludwick	80,000		6,500		80,000	9,688		176,188
J.M. Stanford(6)	190,000				110,000	39,174	(7)	339,174

Notes:

(1)	Includes RSU and DSU dividend equivalents.
(2)	Mr. Blumberg and Dr. Boer are members of the Technical Advisory Committee (“TAC”) and are paid a fee of US$7,000 for each meeting attended. In 2008, two TAC meetings were held. Mr. Blumberg and Dr. Boer attended both meetings.
(3)	Ms. Brlas joined the Board on September 24, 2008. Her annual retainer and equity based awards were pro-rated based on the number of months in 2008 she was a director.
(4)	Mr. Fischer joined the Board on November 13, 2008. His annual retainer was pro-rated based on the number of months in 2008 he was a director. Mr. Fischer was not granted an equity based award in 2008.
(5)	Mr. Fortier is retiring from the Board and not standing for re-election at the Meeting.
(6)	Mr. Stanford is Chairman of the Board. Mr. Stanford was not paid an additional retainer fee for chairing the Corporate Governance Committee during 2008.
(7)	Mr. Stanford was reimbursed US$31,916 for the cost of office and support services attributed to NOVA Chemicals.

Director Share Purchase Plan

The non-employee directors are eligible to participate in the Director Share Purchase Plan under which each participating director may elect to have some or all of his or her director fees paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director.

Director Deferred Share Unit Plans

The non-employee directors are also eligible to participate in the Director Deferred Share Unit Plans (the “Director DSUPs”). Under the Director DSUPs, non-employee directors may elect, on an annual basis, to receive all or a portion of director fees for the upcoming year in DSUs economically equivalent to Common Share value. The amount of the fees that a director elects to defer into a Director DSUP is converted to an equivalent number of DSUs based on the market value of Common Shares at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the end of each fiscal quarter in which the fees are earned). When a dividend is declared on Common Shares, the value of the dividend is added, as full or part units, to a director’s DSU account. DSUs are not Common Shares and do not carry rights of Common Shares.

A non-employee director must hold the DSUs until he or she is no longer a director or employee of NOVA Chemicals. For DSUs earned under the original Director DSUP, at any time prior to the end of the year following the year in which a director separates from NOVA Chemicals, the director can elect to receive payment of his or her director DSU account. At such time, NOVA Chemicals will pay the director the value of the DSUs in the director DSU account less applicable withholdings. DSUs earned by U.S. directors after January 1, 2005 are held in the Section 409A of the Internal Revenue Code of 1986 (“IRC”) compliant Director DSUP (the “409A Director DSUP”). DSUs held in the 409A Director DSUP are valued as of the date of a director’s separation from NOVA Chemicals and paid, less applicable withholdings, as soon as practicable thereafter.

Non-Employee Director Equity Based Awards

The table below shows as of December 31, 2008, the number of Common Shares available for acquisition under Options and EAUs available for redemption, both vested and unvested, and the dollar value of “in-the-money” unexercised Options and EAUs not yet redeemed, both vested and unvested; and the number and value of unvested RSUs.

	Option / EAU Awards							RSU Awards
Name	Date Granted		Number of Securities Underlying Unexercised Options	Number of Unredeemed EAUs	Option Exercise Price/EAU Redemption Price(1)	Option/EAU Expiration Date	Value of In-the-Money Unexercised Options/ Not Redeemed EAUs(2)(3)	Number of Unvested RSUs (including dividend equivalents)(4)	Market Value of Unvested RSUs(5)
J.A. Blumberg	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04			5,500	US$27.90	11-Feb-14	$0
	15-Feb-06		6,000		US$33.95	14-Feb-16	$0
	08-Feb-07							2,484	US$11,847
	07-Feb-08							2,914	US$13,900
Total			18,850	5,500			$0	5,398	US$25,747

F.P. Boer	04-Mar-99	(7)	3,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04			2,750	US$27.90	11-Feb-14	$0
	16-Feb-05		2,000		US$47.00	15-Feb-15	$0
	15-Feb-06		3,000		US$33.95	14-Feb-16	$0	1,149	US$5,480
	08-Feb-07		2,850		US$31.05	07-Feb-17	$0	1,242	US$5,923
	07-Feb-08		3,800		US$27.89	06-Feb-18	$0	1,458	US$6,952
Total			27,500	2,750			$0	3,849	US$18,355

J. Bougie	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	15-Feb-06							2,297	US$10,959
	08-Feb-07							2,483	US$11,845
	07-Feb-08							2,914	US$13,899
Total			7,000				$0	7,694	US$36,703

L. Brlas(6)	24-Sep-08							1,155	US$ 5,508
Total								1,155	US$ 5,508

J.V. Creighton	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	15-Feb-06		3,000		US$33.95	14-Feb-16	$0	1,149	US$5,480
	08-Feb-07							2,484	US$11,847
	07-Feb-08							2,914	US$13,900
Total			10,000				$0	6,547	US$31,227

	Option / EAU Awards							RSU Awards
Name	Date Granted		Number of Securities Underlying Unexercised Options	Number of Unredeemed EAUs	Option Exercise Price/EAU Redemption Price(1)	Option/EAU Expiration Date	Value of In-the-Money Unexercised Options/ Not Redeemed EAUs(2)(3)	Number of Unvested RSUs (including dividend equivalents)(4)	Market Value of Unvested RSUs(5)

R.E. Dineen	04-Mar-99	(7)	3,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04			2,750	US$27.90	11-Feb-14	$0
	16-Feb-05		3,950		US$47.00	15-Feb-15	$0
	15-Feb-06		3,000		US$33.95	14-Feb-16	$0	1,149	US$5,480
	08-Feb-07							2,484	US$11,847
	07-Feb-08							2,914	US$13,900
Total			22,800	2,750			$0	6,547	US$31,227
L.Y. Fortier	04-Mar-99	(7)	3,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	15-Feb-06							2,297	US$10,959
	08-Feb-07							2,483	US$11,845
	07-Feb-08							2,914	US$13,899
Total			15,850				$0	7,694	US$36,703

K.L. Hawkins	04-Mar-99	(7)	3,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04		2,750		Cdn$36.55	11-Feb-14	$0
	16-Feb-05		3,950		Cdn$58.24	15-Feb-15	$0
	15-Feb-06		3,000		Cdn$39.22	14-Feb-16	$0
	15-Feb-06							1,149	US$5,479
	08-Feb-07							2,483	US$11,845
	07-Feb-08		7,550		Cdn$28.20	06-Feb-18	$0
Total			33,100				$0	3,632	US$17,324

A.M. Ludwick	16-Feb-00		3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02		2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03		4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04		5,500		Cdn$36.55	11-Feb-14	$0
	15-Feb-06							2,297	US$10,959
	08-Feb-07		5,650		Cdn$36.69	07-Feb-17	$0
	07-Feb-08							2,914	US$13,899
Total			24,000				$0	5,211	US$24,858

	Option / EAU Awards						RSU Awards
Name	Date Granted	Number of Securities Underlying Unexercised Options	Number of Unredeemed EAUs	Option Exercise Price/EAU Redemption Price(1)	Option/EAU Expiration Date	Value of In-the-Money Unexercised Options/ Not Redeemed EAUs(2)(3)	Number of Unvested RSUs (including dividend equivalents)(4)	Market Value of Unvested RSUs(5)

J.M. Stanford	16-Feb-00	3,100		Cdn$26.25	15-Feb-10	$0
	20-Feb-01	2,750		Cdn$28.05	19-Feb-11	$0
	07-Mar-02	2,100		Cdn$34.32	06-Mar-12	$0
	04-Mar-03	4,900		Cdn$25.78	03-Mar-13	$0
	12-Feb-04	5,500		Cdn$36.55	11-Feb-14	$0
	16-Feb-05	3,950		Cdn$58.24	15-Feb-15	$0
	15-Feb-06	6,000		Cdn$39.22	14-Feb-16	$0
	08-Feb-07	5,650		Cdn$36.69	07-Feb-17	$0
	07-Feb-08						4,007	US$	19,112
Total		33,950				$0	4,007	US$	19,112

Notes:

(1)	The exercise price of Options granted prior to 2005 is the closing price of Common Shares on the TSX on the date of grant. The exercise price of Options granted during or after 2005 is the closing price of the Common Shares on the NYSE on the date of grant. The redemption value of EAUs is the closing price of the Common Shares on the NYSE on the date of grant.

(2)	The value of unexercised Options granted prior to 2005 is calculated as the difference between the closing price of Common Shares on the TSX on December 31, 2008 (Cdn$5.85) and the exercise price of the related Option. The value of unexercised Options granted in 2005, 2006, 2007 and 2008 and unredeemed EAUs is calculated as the difference between the closing price of Common Shares on the NYSE on December 31, 2008 (US$4.77) and the exercise price/redemption value of the related Option or EAU.

(3)	“In-the-money” means that the market value of the Common Shares underlying the Option or EAU on that date exceeds the Option exercise price or the EAU redemption price.

(4)	RSUs include dividend equivalents that have been converted to additional RSUs.

(5)	RSUs are valued using the NYSE closing price (US$4.77) on December 31, 2008.

(6)	Ms. Brlas joined the Board on September 24, 2008 and was granted a pro-rata award at that time.

(7)	Includes 3,000 Options for each of Dr. Boer and Messrs. Dineen, Fortier and Hawkins that expired unexercised and were cancelled on March 3, 2009.

(8)	Mr. Fischer joined the Board on November 12, 2008. He was not granted an equity based award in 2008.

In February 2009, other than Messrs. Fischer and Stanford, each Non-employee director was granted 14,210 RSUs as part of their 2009 compensation. Mr. Fischer was granted 16,578 RSUs, as part of his pro rata 2008 and 2009 compensation and Mr. Stanford was granted 19,539 RSUs as part of his compensation as Chairman of the Board.

The table below shows for 2008, (a) the number and value of Options that vested in 2008; (b) the number and value of Common Shares acquired on exercise of Options and the number and value of EAU redemptions; and (c) the value of RSUs that vested and were paid in 2008.

	Options/EAUs Vested		Options / EAUs Exercised / Redeemed		RSUs Vested and Paid
Name	Number of Options Vested	Value of Vested Options	Number of Options Exercised / EAUs Redeemed	Aggregate Value Realized	Number of Vested RSUs	Aggregate Value Paid(1)
J.A. Blumberg	0	$0	0	$0	1,540	US$45,202
F.P. Boer	3,800	$0	0	$0	770	US$22,601
J. Bougie	0	$0	0	$0	1,540	Cdn$45,308
L. Brlas	0	$0	0	$0	0	$0
J.V. Creighton	0	$0	0	$0	1,540	US$45,202
R.E. Dineen	0	$0	0	$0	0	$0
C. Fischer	0	$0	0	$0	0	$0
L.Y. Fortier	0	$0	0	$0	1,540	Cdn$45,308
K.L. Hawkins	7,550	$0	0	$0	0	$0
A.M. Ludwick	0	$0	0	$0	1,540	Cdn$45,308
J.M. Stanford	0	$0	0	$0	0	$0

Notes:

(1)	RSUs granted in 2005 vested on February 16, 2008. RSUs for directors that are Canadian taxpayers were valued using the closing price on the TSX on the vesting date (Cdn$29.42), and RSUs for directors that are U.S. taxpayers were valued using the closing price on the NYSE on the vesting date (US$29.35).

Non-Employee Director Shareholding Guidelines

In July 1998, NOVA Chemicals established minimum shareholding guidelines for the members of its Board. The guidelines were adopted to encourage directors to align their interests closely with those of other shareholders. Holdings considered for these guidelines include Common Shares and DSUs. Options, EAUs and RSUs do not count toward meeting the shareholding guidelines. DSUs are not Common Shares, but are equal in value to Common Shares (see “Compensation of Directors—Director Deferred Share Unit Plans” and “Executive Compensation – Deferred Share Unit Plans”). In November 2008, to align with competitive practice, the Board amended the guidelines to use a trailing 12 month average daily share price to determine the value of a director’s holdings. No financial assistance is provided by NOVA Chemicals in achieving these guidelines.

NOVA Chemicals expects its non-employees directors to hold at least three times their annual retainer (including any additional retainer fees paid to Committee chairs or AFR Committee members) in Common Shares or DSUs. Non-employee directors are expected to achieve minimum shareholdings within three years from the date of appointment to the Board. For further details on directors’ shareholdings, see “Additional Information Regarding the Nominees for Election as Director”.

EXECUTIVE COMPENSATION

Human Resources Committee Information

Composition of the Human Resources Committee

The Human Resources Committee (“HR Committee”) is responsible for overseeing key compensation and human resources policies including the overall executive compensation strategy of NOVA Chemicals and the on-going monitoring of the strategy’s implementation. The HR Committee is currently composed of Messrs. Blumberg (Chairman), Fischer and Hawkins, and Drs. Boer and Creighton. HR Committee members are knowledgeable about NOVA Chemicals’ compensation philosophy and programs. None of the members of the HR Committee is or was formerly an executive or employee of NOVA Chemicals and there are no interlocking relationships between the members of the HR Committee or between any HR Committee member and any of NOVA Chemicals’ executives.

Governance

The HR Committee recognizes the importance of maintaining sound governance practices for the development and administration of executive compensation and compensation programs, and has instituted processes that enhance the HR Committee’s ability to effectively carry out its responsibilities. Examples include:

•	hold in camera sessions without management present prior to and following every regularly scheduled HR Committee meeting;

•	retain external consultants that attend all HR Committee meetings in which compensation matters are addressed;

•	annually engage an independent external compensation consultant to conduct a detailed compensation survey for the Named Executive Officers and other executives;

•	grant equity based long-term incentive awards once per year and only grant outside of that process under extenuating circumstances for specific recruitment or retention purposes; and

•	annually review organizational capacity and executive succession planning.

The HR Committee directs management to gather information and provide initial analyses and commentary. The HR Committee reviews this material along with other information received from external consultants in its deliberations when making executive compensation and other decisions. All matters considered, approved or recommended by the HR Committee are reported to the full Board.

External Advice

The HR Committee Chairman has direct access to an independent external compensation consultant, Towers Perrin, on executive compensation and human resources matters. Towers Perrin provides objective and expert analysis, advice and information on executive compensation trends, regulatory changes and evolving best practices. They also provide advice on compensation program design and compensation recommendations to assist the HR Committee in making informed, fair and reasonable decisions. During 2008, Towers Perrin attended all HR Committee meetings at which compensation matters were addressed. Towers Perrin also provides actuarial services for the Company’s North American defined benefit pension plans, and retirement and benefits consulting services, as required.

Compensation Discussion and Analysis

The following is the Compensation Discussion and Analysis which outlines and explains all significant elements of compensation awarded to, earned by, or paid to NOVA Chemicals’ Chief Executive Officer (“CEO”), Chief Financial Officer (“CFO”) and each of NOVA Chemicals’ three most highly compensated executives, other than its CEO and CFO, who were serving as executives at the end of the 2008 fiscal year (collectively, the “Named Executive Officers” or “NEOs”).

Compensation Philosophy

NOVA Chemicals’ executive compensation policies and programs are designed to attract, retain and motivate key executives through competitive and cost effective approaches that reinforce executive accountability and reward the achievement of business results. Executive compensation consists of four main elements: (a) base salary, (b) annual incentive compensation awarded under NOVA Chemicals’ Incentive Compensation Plan, (c) equity based long-term incentive compensation through NOVA Chemicals’ Stock Option, Equity Appreciation or Restricted Stock Unit plans, and (d) retirement, benefit and perquisite programs. The relative weighting of each element is aligned with the Company’s philosophy of linking pay to performance. A substantial percentage of executives’ compensation is provided in the form of performance-based variable compensation with a greater emphasis on variable components for NOVA Chemicals’ senior executives. Actual incentive compensation awards are directly linked to corporate and business unit results and many of the performance measures are aligned with shareholder and other key stakeholders interests, including financial and non-financial goals (see “Incentive Compensation Plan” and “Equity Based Long-Term Incentive Plans”). Executive retirement and benefits programs are generally consistent with broader employee programs in the same country. Where certain programs, such as perquisites, are only provided to executives or senior management, they reflect competitive practice and particular business needs and objectives.

The compensation level for all executives, including the NEOs, is reviewed annually by the HR Committee. A benchmarking process that assesses the policy or target levels of base salary, annual incentive compensation and equity based long-term incentive compensation is conducted each year by Towers Perrin (see “Benchmark Review”). In addition, the HR Committee seeks and obtains input from the CEO on base salary, and targeted annual incentive compensation and equity based long-term incentive compensation, for executives other than the CEO. The overall objective in setting executive compensation is to ensure that the total targeted value and mix of compensation for each executive compares at the median (50th percentile) of the comparator group (see “Benchmark Review”) for the same or similar role. In setting target total compensation, the HR Committee does not consider compensation previously awarded to an individual. The HR Committee does consider other factors such as each individual’s experience and expertise before approving adjustments to compensation. In the case of the CEO, the HR Committee determines the value and mix of compensation with input from Towers Perrin and makes a recommendation to the Board for approval.

Benefits, retirement programs and perquisites are reviewed periodically by the HR Committee to ensure these programs continue to offer competitive benefits that are cost effective and valued by the organization.

Benchmark Review

The HR Committee annually monitors comparative total compensation information, using data prepared by Towers Perrin, to ensure that target levels of overall compensation are competitive with similar North American chemical companies. Comparator group information is also used in determining base salary ranges, annual incentive compensation target awards and assessing the competitiveness of NOVA Chemicals’ equity based long-term incentive compensation awards for all executives, including the NEOs.

NOVA Chemicals benchmarks against North American chemical companies with whom it competes for talent. Many positions are similar across the industry, and the comparator group effectively represents competitive pay levels for comparable positions. In certain cases, the comparator group is expanded to include a broader chemical company comparator group or general industry to ensure sufficient data is considered and to reflect the broader market for staff positions.

The HR Committee reviews the composition of the comparator group periodically for continued relevance. In September 2007, Towers Perrin conducted a review of the comparator group. This review was initiated due to the consolidation of the companies in the comparator group and the desire to ensure that the comparator group continued to be representative of those companies with which NOVA Chemicals competes for talent. As a result of this review, four additional companies were added to the comparator group. For determining 2008 and 2009 compensation, NOVA Chemicals’ comparator group included 16 North American chemical companies:

Air Products and Chemicals, Inc.	Georgia Gulf Corporation
Ashland Inc.(1)	Hercules Incorporated(1)
Cabot Corporation	The Lubrizol Corporation
Chemtura Corporation	Lyondell Chemical Company(1)
The Dow Chemical Company	Methanex Corporation
E.I. du Pont de Nemours and Company	PPG Industries, Inc.
Eastman Chemical Company	Praxair, Inc.
FMC Corporation	Rohm and Haas Company

(1)	2008 compensation was approved in November 2007, and since that time, Ashland Inc. acquired Hercules Incorporated, and Lyondell Chemical Company merged with Basell Polyolefins and is now a wholly owned subsidiary of LyondellBasell Industries.

Key Elements of Compensation

The major elements of the executive compensation program are base salary, annual incentive compensation awards, and equity based long-term incentive compensation through Options/EAUs and/or RSUs. In addition, the NEOs are eligible to and participate in group benefit and retirement plans. In any particular year, NOVA Chemicals’ NEOs and other executives may be paid more or less than executives at comparable chemical companies depending on corporate and individual performance, as well as their relative experience.

The following table summarizes each component of the total direct compensation(1) for the NEOs and other executives:

Base Salary	Incentive Compensation Plan	Equity Based Long-Term Incentive Plans
Long-term variable compensation where grants are awarded to align the interests of management with those of NOVA Chemicals’ shareholders. Subject to Board discretion, NEOs and other eligible employees can choose between Options/EAUs and/or RSUs depending on their risk preferences and expected time horizons
The fixed portion of compensation tied to market competitiveness, level of responsibility and demonstrated experience	Annual variable compensation which provides awards contingent on achievement of financial and non-financial metrics that support NOVA Chemicals’ corporate and individual performance	Options/EAUs	RSUs
		Link the interests of executives and shareholders by rewarding executives for increasing share price over a period of up to 10 years	Links the interests of executives and shareholders by providing executives with share price related pay

(1)	NOVA Chemicals does not consider retirement benefits, benefits programs and perquisites direct compensation.

The targeted mix of base salary, annual incentive compensation and expected value of equity based long-term incentive compensation, and dollar value of total direct compensation (“TDC”) for 2008 for each Named Executive Officer is as follows:

As a result of current solid competitive positions for NEO compensation, no increases were made to the NEOs’ TDC for 2009.

Base Salaries

Base salaries for all executives, including the NEOs, are paid within salary ranges established for each position on the basis of the level of responsibility relative to other positions in NOVA Chemicals. The salary range for each position is determined through an annual comparative salary survey of NOVA Chemicals’ North American chemical companies comparator group.

Base salary is targeted at the median (50th percentile) of the comparator group for each executive, except Mr. Lipton whose base salary is targeted at the 75th percentile. Individual salaries within each range are determined by each executive’s experience, expertise and contribution to NOVA Chemicals.

In 2008, based on the benchmark analysis, base salaries for the NEOs were increased as follows:

Name	Percent Increase	Comments
J.M. Lipton	4.2%
C.D. Pappas	33.3%	Mr. Pappas was appointed President and Chief Operating Officer on January 1, 2008. His salary was adjusted to reflect these added responsibilities.
L.A. MacDonald	6.8%
J.S. Mustoe	3.75%
M.N. Horner	9.5%	Ms. Horner was appointed Senior Vice President and Chief Human Resources Officer on September 24, 2008. Her salary was increased at that time to reflect these added responsibilities.

Incentive Compensation Plan

Annual incentive compensation is awarded to executives, including the NEOs, senior managers and other leaders under the Incentive Compensation Plan, which is designed to align incentive compensation awards to actual business results, address uncontrollable elements and motivate participants. This plan provides cash awards based on corporate and business/functional/individual performance, measured against objectives which are determined prior to the beginning of each performance period. As an executive’s responsibility level increases, incentive compensation represents an increasing portion of total cash compensation. The Incentive Compensation Plan constitutes a significant part of total cash compensation for the NEOs.

The Incentive Compensation Plan awards are based on two categories:

(a)	corporate performance — based on the achievement of earnings from operations before income tax, depreciation and amortization excluding extraordinary items (“EBITDA”), cash flow cycle time (“CFCT”) and Responsible Care targets; and

(b)	business/functional/individual performance — based on the achievement of business or functional related objectives such as financial targets, operating performance or other specific team or individual objectives.

The 2008 targeted awards for the NEOs were weighted 50% on corporate performance and 50% on business/functional/individual performance. For all other Incentive Compensation Plan participants, the weightings were 30% on corporate performance and 70% on business/functional/individual performance.

Objectives under corporate performance and business/functional/individual performance are set prior to the performance period by the HR Committee. For 2008, the HR Committee evaluated corporate performance based on three corporate objectives that NOVA Chemicals believes are important to successfully drive the annual operating plan. The HR Committee determined the significance of the objectives and weighted each accordingly as follows:

Weighting	Performance Objective	Reason for Objective

65%	EBITDA – based on the business plan, as approved by the Board for the relevant year

•     Measures the profitability in the context of operating performance and market conditions. NOVA Chemicals’ emphasis is on delivering strong, recurring profits relative to the industry, and defining and delivering a clear path for EBITDA growth that is stronger than the industry. Extraordinary items are excluded to provide meaningful year to year comparison and better reflect normal operations.

25%	CFCT • (Inventory + Accounts Receivable – Accounts Payable) ÷ Average Sales	• Measures how well the Company manages its cash flow. NOVA Chemicals consistently aims to manage its working capital efficiently and demonstrate prudent cash management.

10%	Responsible Care includes two objectives, each weighted equally:	• Measures NOVA Chemicals’ commitment to providing a safe working environment

	• Total Recordable Case Rate	• Measures the number of recordable employee injuries or illnesses

	• Process fires	• Measures any fire or evidence of a flame - reducing process fires reduces the risk of serious injury, or major equipment or environmental damage

Business/functional/individual performance is measured using financial, operational and strategic objectives specific to each NEO’s role. These objectives are a mix of quantitative and qualitative measures and may relate to:

•	financial objectives – business unit profitability, fixed and variable costs reductions;

•	sales volumes;

•	introduction of new technology and market penetration;

•	effective relationships with external parties;

•	human resources related objectives such as retention, diversity and effective leadership; and

•	quality and cost controls.

The HR Committee sets minimum, target and maximum thresholds for all objectives. The target threshold is meant to be challenging yet achievable and, if met, the payout for that objective is 100%. If minimum thresholds are not achieved, no payout is awarded. Maximum thresholds are meant to be stretch objectives resulting in exceptional results. If maximum thresholds are met or exceeded, the payout is 250% of target for that objective.

The actual incentive compensation award paid each year, if any, is determined with reference to achievement of the various objectives in the performance categories described above. Following the performance period, actual performance is assessed against target for each objective. The performance rating by which the incentive compensation award is calculated is pro-rated between the minimum, target and maximum award depending on actual performance under each of the objectives.

The corporate EBITDA performance objective is based on the Company’s business plan using industry consultant forecasts for polyethylene and ethylene chain margins and other expected business results for the relevant performance period. EBITDA performance is assessed in light of current business circumstances, including key initiatives critical to NOVA Chemicals’ success, and in light of the Company’s external environment relative to the industry. The HR Committee may, in its discretion, vary the EBITDA performance rating if NOVA Chemicals’ EBITDA performance was better than or lagged industry’s performance in a particular performance period.

The Incentive Compensation Plan provides that an award modifier may be applied to increase or decrease overall awards to address affordability in any particular performance period. Provision is also made in the Incentive Compensation Plan to pay incentive compensation awards in excess of the target award, to a maximum established by the HR Committee, if performance in a performance period is exceptional.

For 2008, corporate objectives were 40% of target. In accordance with the terms of the Incentive Compensation Plan, the HR Committee adjusted the corporate component of the awards downward to 31% based on NOVA Chemicals’ EBITDA relative to the industry. The HR Committee did not apply an award modifier in 2008. In accordance with a letter agreement entered into with Mr. Lipton in December 2008 in connection with his retirement (see “NEO Agreements – Employment Contracts”), the 2008 incentive compensation award for Mr. Lipton was $2,900,000. For each NEO, other than Mr. Lipton, overall performance was rated at target.

Members of NOVA Chemicals’ Executive Leadership Team (“ELT”) and, effective January 1, 2008, Canadian residents who are members of NOVA Chemicals’ Leadership Team, which consists of executives and senior leaders of the Company (“NLT”), may elect to receive their incentive compensation awards as cash or defer all or a portion of the award to a DSUP (see “Deferred Share Unit Plans”). In addition, U.S. executives including the NEOs may defer up to 50 percent of their incentive compensation awards to the Restoration Plan (see “Defined Contribution Programs – Canadian Defined Contribution SERP and Restoration Plan”).

Equity Based Long-Term Incentive Plans

NOVA Chemicals sponsors several equity based long-term incentive plans to provide long-term incentives and compensation to key employees at a competitive level with other comparable North American chemical organizations and to align the interests of management more closely with those of shareholders. A significant portion of an executive’s compensation is awarded as equity based long-term incentives. This supports the compensation objective of linking pay to long term corporate performance by putting compensation at risk and subject to changes in NOVA Chemicals’ share price.

Annual reviews are conducted to ensure that NOVA Chemicals’ equity based long-term incentive plans provide comparable expected value to similar North American chemical companies. The NEOs and other eligible employees can elect to receive, subject to the discretion of the Board, equity based long-term incentive awards as Options/EAUs and/or RSUs. The objective of offering a choice between Options/EAUs and RSUs is to allow the NEOs and other eligible employees to align the expected value of the equity based long-term incentive compensation with their individual risk preferences and time horizons, while maintaining focus on the long-term success of the Company.

Equity based long-term incentive grants awarded to the NEOs and other executives and key employees are determined by the Board on the recommendation of the HR Committee. The HR Committee’s recommendation for the NEOs’ grants is based on information from Towers Perrin’s annual comparator group analysis of the value and mix of total direct compensation, including base salary, incentive compensation and equity based long-term incentives. Based on this analysis, the HR Committee examines the long-term incentive practices of the Company’s comparator group to determine the 50th percentile (75th percentile for Mr. Lipton) equity based long-term incentive award for each executive position. In determining the number of Options/EAUs or RSUs to recommend to the Board, the HR Committee also considers the NEO’s election with respect to Options/EAUs and/or RSUs. In determining equity based long-term incentive compensation awards, the Board does not consider the number or the terms of outstanding awards.

Equity based long-term incentive awards are typically only granted each year in conjunction with other compensation awards. From time to time, the Board may grant equity based long-term incentive awards for specific recruitment or retention purposes.

A brief description of each of the equity based long-term incentive plans follows.

A. Option Plan

The Employee Incentive Stock Option Plan (the “Option Plan”) was adopted in 1982. The Option Plan rewards executives for creating shareholder value. The exercise price of Options granted is equal to the closing price of the Common Shares on the TSX or the NYSE on the date of grant. Each Option may be exercised over a 10 year period. Any Option that is scheduled to expire or terminate during, or within 10 business days following, a trading black-out period can be exercised within 10 business days following such trading black-out period. Options generally vest as to one-quarter at the date of grant and an additional one-quarter per year for the next three years. The Board may, in its discretion, modify the vesting period.

The Option Plan provides that all Options include share appreciation rights (“SARs”) so that each Option may be exercised by the holder as a SAR rather than as an Option. SARs entitle the optionholder to receive a number of Common Shares determined on the basis of the appreciation value of the Options from the date of grant to the exercise date. The appreciation value is calculated as the difference between the closing price of the Common Shares on the TSX or the NYSE, as applicable, on the date of grant and the closing price of the Common Shares on the TSX or the NYSE, as applicable, on the date before the employee exercises the SAR. In addition, the Board may, in its discretion, require an optionholder to receive cash in lieu of Common Shares on the exercise of a SAR. The exercise of a SAR results in the cancellation of any related Option.

Options may not be assigned. Adjustments will be made by the Board to the number of Common Shares available for Options and the number of Common Shares delivered to an optionholder upon exercise of an Option in certain circumstances, including a stock dividend, consolidation, reclassification, amalgamation or merger to prevent substantial dilution or enlargement of the rights granted to optionholders.

The Board has the power and authority, subject to certain exceptions, to amend, suspend or terminate the Option Plan or any Option agreement, to establish the rules and regulations relating the Option Plan and to make all other determinations necessary or advisable for administration, provided, however, that such amendment, suspension or termination will not adversely affect any of the rights an optionholder has under any Option agreement unless the optionholder consents. The types of amendments required to be approved by shareholders are specified in the Option Plan and do not become effective until such approval is received.

B. Equity Appreciation Plan

In February 2000, NOVA Chemicals adopted the Equity Appreciation Plan (“EAP”). The EAP has similar terms with respect to valuation, vesting and expiry dates as the Option Plan. The redemption price of an EAU is equal to the closing price of the Common Shares on the TSX or NYSE on the date of grant. EAUs may be redeemed for cash over a 10 year period and generally vest as to 25% on the date of grant and an additional 25% per year for the next three years. Alternate vesting, up to full vesting at the date of grant, may be determined at the Board’s discretion.

C. Restricted Stock Unit Plan

The Restricted Stock Unit Plan (“RSUP”) was adopted in September 2003 to complement the Option and Equity Appreciation Plans.

Generally, each RSU vests on the third anniversary of the grant date and is valued using the closing price on the TSX or NYSE on that date. RSUs are paid in cash or Common Shares purchased in the open market, at NOVA Chemicals’ discretion, before the end of the calendar year in which they vest. During the restricted period, dividend equivalents are credited to each RSU account based on the number of RSUs in the account on the dividend record date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date. RSUs are not Common Shares and do not carry rights of Common Shares.

Summary of Equity Based Long-Term Incentive Awards

The following table provides a summary of the provisions of the Equity Based Long-Term Incentive awards:

	Vesting(1)	Normal Expiry Date	Expiry on Retirement	Expiry on Death	Expiry if Termination without Cause	Expiry if Other Termination (including Resignation)
Options/EAUs	25% on date of grant and additional 25% per year for next 3 years	10 years	Continue to vest in accordance with vesting schedule and are exercisable for remaining 10 year term	Vest immediately and are exercisable for remaining 10 year term	Continue to vest in accordance with vesting schedule and are exercisable until end of severance period(2) Options/EAUs that do not vest by end of severance period are forfeited on termination date

Continue to vest in accordance with vesting schedule and are exercisable for 30 days following termination date

Options/EAUs that do not vest within 30 days of termination date are forfeited on termination date

RSUs	100% on third anniversary of grant date	3 years	Continue to vest in accordance with vesting schedule	Vest immediately	RSUs that vest prior to end of severance period are payable upon vesting RSUs that do not vest by end of severance period are forfeited on termination date	RSUs that vest within 30 days following termination date are payable upon vesting RSUs that do not vest within 30 days of termination date are forfeited on termination date

(1)	The Board has the discretion to determine vesting schedules.
(2)	The HR Committee may waive the early termination period provided that it does not extend beyond 10 years from the date of grant.

Retirement Plans

The NEOs and other executives participate, on a contributory and non-contributory basis, in the retirement plans offered to NOVA Chemicals’ salaried employees. Canadian employees hired prior to January 1, 2000 participate in a registered plan that offers either defined contribution or defined benefit provisions. Canadian employees hired on or after January 1, 2000 participate only in the defined contribution component of the Canadian plans. U.S. salaried employees who were hired prior to January 1, 2008 have accrued pension benefits under NOVA Chemicals’ U.S. salaried defined benefit plan and participate in the U.S. salaried defined contribution plan. U.S. salaried employees hired on or after January 1, 2008 participate only in the U.S. defined contribution plan.

NOVA Chemicals’ salaried employees, including the NEOs, may also participate in supplemental executive retirement plans (“SERPs”) which are non-registered, unfunded supplemental retirement plans. The primary purpose of the SERPs is to provide retirement benefits that cannot be paid from registered plans due to tax limits. The SERPs also provide retirement benefits to NEOs and other key employees who have cross-border or special pension arrangements. In addition, U.S. executives may participate in the Restoration Plan, the purpose of which is to continue defined contributions for executives who exceed legislated maximums.

For a detailed discussion of the Named Executive Officers’ pension arrangements, see “Retirement Plans” at page I-38.

Benefits and Perquisites

Non-cash compensation includes employee benefits and perquisites. NOVA Chemicals’ non-cash compensation programs are designed to approximate the median of North American chemical companies and are periodically benchmarked against NOVA Chemicals’ comparator group. NEOs do not receive any non-cash compensation that is different from that received by other executives, other than certain retirement benefits as described under “Supplemental Executive Retirement Plans and Supplemental Pension Agreements”, annual financial and tax planning services, annual perquisite allowance, club memberships and limited personal, annual use of the corporate aircraft as described under “Employment Contracts”.

Deferred Share Unit Plans

NOVA Chemicals implemented a Key Employee Deferred Share Unit Plan (“Original DSUP”) in 1999 as a means to further link the interest of key employees, specifically members of its ELT (currently the ELT consists of the NEOs) and directors, see “Compensation of Directors-Director Deferred Share Unit Plans”, to the interests of shareholders. In 2005, NOVA Chemicals adopted a new Deferred Share Unit Plan for key employees who are United States taxpayers to comply with the requirements of Section 409A of the IRC (“409A DSUP” and collectively with the Original DSUP, “DSUPs”).

Under the DSUPs, key employees may elect on an annual basis to receive all or a portion of their award under the Incentive Compensation Plan in DSUs economically equivalent to NOVA Chemicals’ Common Shares. The amount of the incentive compensation award that a key employee elects to allocate to the DSUPs is converted to an equivalent number of DSUs based on the market value of NOVA Chemicals’ Common Shares as at a specified time (the average of the closing price for the Common Shares over five consecutive trading days preceding the year end prior to the performance period). When a dividend is declared on Common Shares, dividend equivalents are credited to each DSU account based on the number of DSUs in the account on the dividend date, the dividend payment paid to shareholders per Common Share and the closing price of Common Shares on the dividend payment date. DSUs are not Common Shares and do not carry rights of Common Shares.

Under the Original DSUP, individuals must hold DSUs until they are no longer an employee or director of NOVA Chemicals. A key employee can elect to receive the value of his or her DSU account up to the end of the year following his or her separation from service. At such time, NOVA Chemicals will pay the key employee the value of the DSUs in the key employee’s DSU account less applicable withholding taxes (at ordinary income tax rates). Under the 409A DSUP, the value of the DSU account for a U.S. key employee for performance years 2005 and later is determined as of the key employee’s separation date and paid no earlier than six months following the key employee’s separation from service.

NEOs and Other Executives Shareholding Guidelines

To ensure the continued alignment of executive and shareholder interests, in July 1998, NOVA Chemicals established minimum shareholding guidelines for members of the ELT and NLT. The minimum shareholding requirements reflect the executive’s responsibilities and general market practice, and may be satisfied through holdings of Common Shares and DSUs. Options, EAUs and RSUs do not count toward shareholding guidelines and no financial assistance is provided by NOVA Chemicals in achieving these guidelines. In November 2008, to align with competitiveness practice, the Board amended the guidelines to use a 12 month average daily share price to determine the value of an executive’s holdings.

The shareholding guidelines and each NEO’s current holdings are as follows:

			EQUITY HOLDINGS AT MARCH 5, 2009
Position	Shareholding Guidelines	Time Period to Meet Guidelines(1)	Name	Target Holdings (US$)	Common Shares	DSUs		Total Value of Holdings for the Purposes of Shareholding Guidelines (US$)(2)
CEO	5 x annual base salary	March 1, 2009	J. M. Lipton	6,250,000	287,551	422,101		12,851,800
Other ELT	3 x annual base salary	March 1, 2009 Promotion – expected to meet guidelines within 2 years of event Newly hired – expected to meet guidelines within 4 years of hire date	C. D. Pappas	2,400,000	51,208	27,142		1,418,920	(3)
			L. A. MacDonald	1,560,000	23,643	76,166		1,807,540
			J. S. Mustoe	1,245,000	28,496	80,514		1,974,170
			M.N. Horner(4)	1,020,000	25,684	0	(4)	465,140	(5)
NLT	1-2 x annual base salary(6)	March 1, 2009 Promotion within NLT – expected to meet guidelines within 2 years of event Newly appointed or hired to NLT – expected to meet guidelines within 4 years of appointment or hire date

Notes:

(1)	In 2007, the Company conducted a review of its shareholding guidelines using independent market data. Based on this review, NOVA Chemicals increased the shareholding guidelines for the ELT and the NLT, effective March 1, 2007. Individuals who were ELT or NLT members on March 1, 2007 are expected to meet the new shareholding guideline by March 1, 2009.

(2)	These values were calculated using a 12 month average daily share price of US$18.11. On March 5, 2009 the closing price on the NYSE was US$5.65.

(3)	Mr. Pappas was appointed President of NOVA Chemicals on January 1, 2008, and has until January 1, 2010 to meet these shareholding guidelines. In December 2008, NOVA Chemicals announced Mr. Lipton’s retirement and the appointment of Mr. Pappas to President and CEO effective May 1, 2009. His shareholding guidelines will be revised at that time to reflect his new role.

(4)	Ms. Horner became an ELT member on September 24, 2008 when she was appointed Senior Vice President and Chief Human Resources Officer. She was not eligible to participate in the DSUP before her appointment to the ELT (see “Compensation Discussion and Analysis – Deferred Share Unit Plan”).

(5)	Ms. Horner was appointed Senior Vice President and Chief Human Resources Officer on September 24, 2008 and has until September 24, 2010 to meet these shareholding guidelines.

(6)	Depending on level of responsibility.

Total Return Performance

The following graph demonstrates a five calendar year comparison of cumulative total return (assuming reinvestment of dividends) performance based upon an initial investment of Cdn$100 invested on December 31, 2003 in Common Shares as compared with the S&P/TSX Composite Index.

Note:

(1)	The closing price for NOVA Chemicals Common Shares on the TSX on December 31, 2008 was Cdn$5.85 and on March 5, 2009 was Cdn$7.15.

The Human Resources Committee is satisfied that NOVA Chemicals’ current compensation programs reflect competitive market practices and that the philosophy of the programs remains sound. Targeted compensation has trended upward consistent with this philosophy. However because a significant portion of a NEO’s compensation is composed of equity based long-term incentive awards, the level of actual, as compared to targeted, compensation delivered to the NEOs has declined with the decline of NOVA Chemicals’ share price. For information, see “Equity Based Long-Term Incentive Awards and Exercises”. The HR Committee will continue to monitor market conditions and modify NOVA Chemicals’ executive compensation programs, if required, to ensure the programs remain competitive and aligned with NOVA Chemicals’ compensation philosophy.

Summary Compensation Table

The following table sets forth the compensation the Named Executive Officers earned in the fiscal year ended December 31, 2008.

				Equity/Share Based Long-Term Incentive Compensation(2)		Incentive Compensation Awards (Non-Equity) (5)(6)	Compensatory Changes to Pension Value(7)
Name and Principal Position	Year	Salary(1) (US$)		Options(3) (US$)	RSUs(4) (US$)	Cash (US$)	DB Value (US$)	DC Employer Contributions(8) (US$)	All Other Compensation(9)(10) (US$)	Total Compensation (US$)
J.M. Lipton Chief Executive Officer	2008	1,250,000		N/A	6,000,000	2,900,000	7,230,000	704,090	445,910	18,530,000
C.D. Pappas President and Chief Operating Officer	2008	800,000		N/A	2,440,000	720,000	11,000	201,671	109,288	4,281,959
L.A. MacDonald Senior Vice President and Chief Financial Officer	2008	520,000		N/A	1,040,000	338,000	(93,000)	139,194	148,935	2,093,129
J.S. Mustoe Senior Vice President, Chief Legal Officer, and Corporate Secretary	2008	415,000		N/A	767,750	249,000	(14,000)	136,473	92,123	1,646,346
M.N. Horner Senior Vice President and Chief Human Resources Officer	2008	319,000	(11)	N/A	312,000	206,830	58,000	84,141	69,327	1,049,298

Notes:

(1)	See “Compensation Discussion and Analysis — Base Salaries”.

(2)	The Board believes it is appropriate to provide key employees the opportunity to elect to receive their equity based long-term incentive compensation as Options/EAUs and/or RSUs. The NEO’s 2008 elections were as follows:

	2008
	Options	RSUs
J. M. Lipton	0%	100%
C. D. Pappas	0%	100%
L. A. MacDonald	0%	100%
J. S. Mustoe	0%	100%
M. N. Horner	0%	100%

(3)	None of the NEOs elected to receive or were awarded Options in 2008.

(4)	This column discloses the value of RSUs as of the date of grant. The number of RSUs granted is calculated by dividing the expected RSU value by the Common Share price on the date of grant. When a dividend is declared on the Common Shares, the value of the dividend is added as full or partial units to the RSU accounts. For further information, see “Compensation Discussion and Analysis — Equity Based Long-Term Incentive Plans — C. Restricted Stock Unit Plan”. The number and dollar value of RSUs granted in 2008 based on the closing NYSE Common Share price of US$4.77 on December 31, 2008 were as follows:

	2008
	RSUs	US$
J. M. Lipton	215,131	$1,026,175
C. D. Pappas	87,487	$417,313
L. A. MacDonald	37,290	$177,873
J. S. Mustoe	27,528	$131,309
M. N. Horner	11,187	$53,362

RSUs granted in 2008 vest on February 7, 2011. RSUs are subject to forfeiture if the recipient terminates employment prior to the vesting date, see “Compensation Discussion and Analysis — Summary of Equity Based Long-Term Incentive Compensation Plans”.

(5)	Awards under the Incentive Compensation Plan are earned in the year reported and paid prior to March 15 the following year unless the NEO elected to defer all or a portion of the award to the DSUP or the Restoration Plan. For further information, see “Compensation Discussion and Analysis — Deferred Share Unit Plans” and “Canadian Defined Contribution SERP and Restoration Plan”. The elections of the NEOs are listed below:

	DSUP	Restoration Plan
J. M. Lipton	0%	6%
C. D. Pappas	0%	25%
L. A. MacDonald	0%	6%
J. S. Mustoe	0%	6%
M. N. Horner	N/A	8%

Ms. Horner was not eligible to participate in the DSUP in 2008.

Where an election has been made to defer all or a portion of an incentive compensation award to the DSUP or the Restoration Plan, the dollar value reported in this column represents the pre-tax value of the incentive compensation award at the time of the award.

For further details on 2008 Incentive Compensation Plan objectives, see “Compensation Discussion and Analysis – Incentive Compensation Plan”.

(6)	NOVA Chemicals does not sponsor non-equity based long-term compensation plans.

(7)	For further details on Pension Values, see “Defined Benefit Pension Obligations” and “Defined Contribution Accounts”.

(8)	Includes NOVA Chemicals’ basic, transition and matching contributions made to the U.S. Savings and Profit Sharing Plan and the U.S. Restoration Plan (see “Executive Compensation — Defined Contribution Programs”).

(9)	Each NEO receives benefits and perquisites in addition to base salary and annual incentive compensation awards. The value of these benefits and perquisites for each NEO, other than Mr. Lipton and Ms. Horner, does not exceed the lesser of Cdn$50,000 or 10% of the total annual salary.

For Mr. Lipton, the amount of all other compensation includes US$102,848 for his personal use of the Company’s aircraft, US$131,343 for RSU dividend equivalents, and US$136,209 for DSU dividend equivalents. Ms. Horner’s perquisites include a golf course initiation fee in the amount of US$38,000.

(10)	This column also includes the dollar value of insurance premiums paid by NOVA Chemicals with respect to term life insurance for the benefit of the NEO, the value of the dividend equivalents earned under the DSUPs and the RSUP, and currency exchange related payments, where applicable.

(11)	On September 24, 2008, Ms. Horner was appointed Senior Vice President, Chief Human Resources Officer. Her annual salary was increased to $340,000 at that time.

Equity Based Long-Term Incentive Awards and Exercises

The table below shows the total number of Common Shares available for acquisition under Options and EAUs available for redemption, both vested and unvested, and the dollar value of “in-the-money” unexercised Options and EAUs not yet redeemed, both vested and unvested; and the number and value of unvested RSUs as of December 31, 2008.

	Option / EAU Awards							RSU Awards
Name	Date Granted		Number of Securities Underlying Unexercised Options	Number of Unredeemed EAUs	Option Exercise Price/EAU Redemption Price(1)	Option/ EAU Expiration Date	Value of In-the-Money Unexercised Options/ Not Redeemed EAUs(2)	Number of Unvested RSUs(3)	Market Value of Unvested RSUs(4)
J.M. Lipton	04-Mar-99	(5)	279,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00			288,000	US$18.25	15-Feb-10	$0
	20-Feb-01			345,500	US$18.24	19-Feb-11	$0
	07-Mar-02			375,000	US$21.72	06-Mar-12	$0
	12-Feb-04			456,400	US$27.90	11-Feb-14	$0
	16-Feb-05		295,700		US$47.00	15-Feb-15	$0
	15-Feb-06		439,500		US$33.95	14-Feb-16	$0
	08-Feb-07							190,698	US$909,631
	07-Feb-08							218,505	US$1,042,269
Total			1,014,200	1,464,900			$0	409,203	US$1,951,900
C.D. Pappas	12-Feb-04			47,900	US$27.90	11-Feb-14	$0
	16-Feb-05		10,400		US$47.00	15-Feb-15	$0
	15-Feb-06							23,228	US$110,797
	08-Feb-07							39,729	US$189,509
	07-Feb-08							88,859	US$423,858
Total			10,400	47,900			$0	151,816	US$724,164
L.A. MacDonald	04-Mar-99	(5)	28,000		Cdn$25.10	03-Mar-09	$0
	16-Feb-00		34,500		Cdn$26.25	15-Feb-10	$0
	20-Feb-01		37,000		Cdn$28.05	19-Feb-11	$0
	15-Feb-06							21,812	US$104,042
	08-Feb-07							32,247	US$153,817
	07-Feb-08							37,875	US$180,663
Total			99,500				$0	91,934	US$438,522
J.S. Mustoe	07-Mar-02			48,350	US$21.72	06-Mar-12	$0
	04-Mar-03			44,100	US$17.42	03-Mar-13	$0
	12-Feb-04			14,900	US$27.90	11-Feb-14	$0
	15-Feb-06		28,400		US$33.95	14-Feb-16	$0	10,906	US$52,021
	08-Feb-07							24,500	US$116,864
	07-Feb-08							27,960	US$133,368
Total			28,400	107,350			$0	63,366	US$302,253
M.N. Horner	16-Feb-00		9,000		Cdn$26.25	15-Feb-10	$0
	04-Mar-03			3,550	US$17.42	03-Mar-13	$0
	15-Feb-06		13,750		US$33.95	14-Feb-16	$0
	08-Feb-07							9,436	US$45,009
	07-Feb-08							11,362	US$54,199
Total			22,750	3,550			$0	20,798	US$99,208

Notes:

(1)	The exercise price of Options granted prior to 2005 is the closing price of the Common Shares on the TSX on the date of grant. The exercise price of Options granted in 2005 and after is the closing price of the Common Shares on the NYSE on the date of grant. The redemption price of EAUs is the closing price of the Common Shares on the NYSE on the date of grant.

(2)	“In-the-money” means that the market value of the Common Shares underlying the Option or EAU on that date exceeds the Option exercise price or the EAU redemption price. The value of unexercised Options granted prior to 2005 is calculated as the difference between the closing price of the Common Shares on the TSX on December 31, 2008 (Cdn$5.85) and the exercise price of the related Option. The value of unexercised Options granted in 2005, 2006, 2007 and 2008 and unredeemed EAUs is calculated as the difference between the closing price of the Common Shares on the NYSE on December 31, 2008 (US$4.77) and the exercise price of the related Option or redemption price of the EAU.

(3)	RSUs include dividend equivalents that have been converted to additional RSUs.

(4)	RSUs are valued using the NYSE closing price (US$4.77) on December 31, 2008.

(5)	Includes 279,000 Options held by Mr. Lipton and 28,000 Options held by Mr. MacDonald that expired unexercised and were cancelled on March 3, 2009.

In February 2009, the Board decided that notwithstanding the elections made by employees, it was appropriate to award the 2009 equity based long-term incentives as RSUs. The following grants were made to the NEOs:

	RSU AWARD
Name	Number of Unvested RSUs	Expected Value on Grant Date
J.M. Lipton	1,065,720	US$6,000,000
C.D. Pappas	433,393	US$2,440,000
L.A. MacDonald	184,725	US$1,040,000
J.S. Mustoe	136,368	US$767,750
M.N. Horner	93,606	US$527,000

The table below shows for 2008, (a) the number and value of Options that vested in 2008; (b) the number and value of Common Shares acquired on exercise of Options and the number and value of EAU redemptions; and (c) the value of RSUs that vested and were paid in 2008.

	Options Vested		Options / EAUs Exercised / Redeemed		RSUs Vested and Paid
Name	Number of Options/EAUs Vested	Value of Vested Options/ EAUs(1)	Number of Options Exercised or EAUs Redeemed	Aggregate Value Realized(2)(3)	Number of Vested RSUs	Aggregate Value Paid(4)
J. M. Lipton	183,800	$0	0	$0	0	$0
C. D. Pappas	2,600	$0	0	$0	12,206	US$358,248
L. A. MacDonald	0	$0	10,594	US$34,705	15,257	US$447,801
J. S. Mustoe	7,100	$0	0	$0	15,257	US$447,801
M. N. Horner	3,437	$0	908	US$1,947	2,171	US$63,707

Notes:

(1)	Value of vested Options/EAUs has been determined using NOVA Chemicals’ closing price on NYSE on the relevant vesting date.

(2)	Aggregate value realized has been converted to US dollars using the exchange rate used at the time of payment.

(3)	The value of exercised Options is determined using the market price of the Common Shares on the date of exercise. The value of exercised Options settled as SARs is determined using the closing price of the Common Shares on the last trading day preceding the date of exercise. The value of redeemed EAUs is determined using the closing price of the Common Shares on the redemption date.

(4)	RSUs granted in 2005 vested on February 16, 2008. RSUs are valued using the closing price on the NYSE (US$29.35) on the vesting date.

Securities Authorized for Issuance Under Equity Compensation Plan

The only equity compensation plan maintained by NOVA Chemicals pursuant to which equity securities are authorized for issuance is the Option Plan. The Option Plan has been adopted with the approval of holders of Common Shares and authorizes a maximum of 13,000,000 Common Shares to be issued. The maximum number of Common Shares that may be (i) issued to insiders within any one-year period, or (ii) reserved for issuance to insiders at any time, under the Option Plan and any other security based compensation arrangement, is limited to 10% of the issued and outstanding Common Shares. The total number of Common Shares that may be issued to any one individual under the Option Plan is limited to a maximum of 5% of the issued and outstanding Common Shares. As at December 31, 2008, the following table sets forth the Common Shares approved under the Option Plan, the Common Shares issued and reserved for issuance, as well as the outstanding and remaining Options.

Common Shares to be Issued Under Option Plan	Common Shares Issued		Common Shares Reserved for Issuance		Options Outstanding	Options Remaining
	Number	Percent of Outstanding Common Shares	Number	Percent of Outstanding Common Shares
13,000,000	6,611,620	7.95%	7,078,735	8.51%	3,841,359	2,547,021

The following table sets forth information as at December 31, 2008 relating to the Option Plan.

Plan Category	Number of securities to be issued upon exercise of outstanding Options, warrants and rights		Weighted-average exercise price of outstanding Options, warrants and rights		Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in first column)
Equity compensation plans approved by securityholders	2,544,533 1,296,826	(1) (2)	Cdn$ US$	30.58 37.47	2,547,021
Equity compensation plans not approved by securityholders	—			—	—
Total	3,841,359		Cdn$ US$	30.58 37.47	2,547,021

Notes:

(1)	Outstanding Options priced in Canadian dollars.

(2)	Outstanding Options priced in US dollars.

Retirement Plans

Defined Benefit Programs

NOVA Chemicals sponsors defined benefit programs in Canada and the United States both of which have been redesigned and are not available to new hires. The NEOs, all of whom were hired prior to the redesign and meet the eligibility requirements for transition benefits in the United States, continue to accrue benefits under the applicable programs.

Canadian Defined Benefit Program

The Canadian defined benefit pension component under NOVA Chemicals’ Canadian pension plans for salaried employees provides retirement income based on the employee’s years of service and the average base salary of the highest 36 consecutive months of the employee’s final 10 years of service (“Highest Average Earnings”) adjusted to reflect benefits payable under government sponsored plans.

NOVA Chemicals’ Canadian defined benefit pension component provides a benefit formula that is integrated with the Canada Pension Plan. The non-contributory annual benefit is equal to the sum of (a) plus (b) where:

(a)	is 1.0% of credited service multiplied by the lesser of:

(i)	Highest Average Earnings; or
(ii)	Average Maximum Pensionable Earnings (defined below); and

(b)	is 1.6% of credited service multiplied by the amount, if any, by which the Highest Average Earnings exceeds the Average Maximum Pensionable Earnings.

Average Maximum Pensionable Earnings is the three year average of the year’s maximum pensionable earnings as determined in accordance with the Canada Pension Plan Act.

Married retirees receive a 60% joint and survivor pension benefit, and single retirees receive an annuity for life guaranteed for five years after the pension benefits commence. Pension benefits are indexed, as applicable, after retirement based on a formula of 75% of the increase in the national Canadian consumer price index minus 1% up to a maximum of 5%.

Normal retirement age under the defined benefit pension component is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between ages 55 and 62.

On December 31, 1999, NOVA Chemicals introduced a defined contribution pension component to its Canadian pension plans for salaried employees. Employees were permitted to make a one-time irrevocable election to convert their defined benefits to the defined contribution pension or remain with their defined benefit pension. Messrs. MacDonald and Mustoe, and Ms. Horner were residents of Canada at that time and elected to remain in the defined benefit pension component. All Canadian employees who joined NOVA Chemicals after December 31, 1999, are members of the defined contribution pension component of the Canadian pension plans for salaried employees (see “Executive Compensation-Defined Contribution Programs”).

U.S. Defined Benefit Program

All U.S. salaried employees hired prior to December 31, 2007 participate in a defined benefit pension plan. Effective December 31, 2007, NOVA Chemicals froze this defined benefit plan and amended the defined contribution plan (see “Defined Contribution Programs”) to provide certain enhancements. Employees who had attained the age of 50 with at least one year of service as of December 31, 2007 (“Transition Employees”) qualify for transition benefits, including earnings escalation for purposes of calculating defined benefits, for up to five years. All of the NEOs are eligible for these transition benefits.

The benefit formula for the U.S. defined benefit plan is 1.2% of the Final Average Earnings multiplied by credited service. Final Average Earnings, other than for senior U.S. executives, is the average of the highest 36 consecutive months of base salary in the 10 years prior to December 31, 2007 or for Transition Employees, the earlier of December 31, 2012 and the Transition Employee’s termination date. The pension benefit for a single retiree is a whole life benefit while a married retiree’s benefit is a 100% joint and survivor benefit. Such benefit is provided by reducing the whole life benefit during the life of the retiree in order to provide 100% of that reduced benefit to the surviving spouse.

Normal retirement age under the U.S. defined benefit plan is 65, however, a member can retire with full benefits at age 62. Members may also elect early retirement and receive a reduced pension if they are between the ages of 55 and 62 and have at least five years service.

Supplemental Executive Retirement Plans and Supplemental Pension Agreements

NOVA Chemicals’ defined benefit pension programs are subject to the Income Tax Act or the Internal Revenue Code (“IRC”) maximum annual benefit accrual limits. NOVA Chemicals has adopted Supplemental

Executive Retirement Plans (“SERPs”) to provide supplementary pension payments, computed with reference to the earned pension under NOVA Chemicals’ defined benefit pension programs. These supplementary payments are above the maximum annual benefit accrual permitted by the Income Tax Act or the IRC and, therefore, are not deductible for income tax purposes by NOVA Chemicals until paid to the respective executive or employee. The aggregate supplementary pension benefits are generally equivalent to the benefit which would be earned under NOVA Chemicals’ pension plans without the maximum annual benefit accrual limit described above. For senior U.S. executives, including the NEOs, Final Average Earnings are calculated using base salary plus incentive compensation awards under the U.S. SERP. Consistent with the redesign of the U.S. defined benefit pension plan, the U.S. SERP was frozen as of December 31, 2007 other than for transition benefits, and relocation and special pension arrangements as detailed below.

The SERPs also provide supplementary pension payments to executives who have relocation or special pension arrangements. Messrs. MacDonald and Mustoe, and Ms. Horner relocated from Canada to the U.S. and are entitled to the relocation pension arrangement. Under this arrangement, executives receive the greater of the total of their accrued benefits under each defined benefit program in which they have participated and the accrued benefit under the defined benefit program from which they retire assuming credited service under that plan recognizes all of the executive’s service with the Company.

Mr. Lipton’s employment contract provided that NOVA Chemicals make up any short-fall should the value of retirement benefits provided through NOVA Chemicals and Mr. Lipton’s previous employer be less than the value of pension benefits that Mr. Lipton would have received had he remained with his previous employer until retirement. In addition, Mr. Lipton’s employment contract provided that he receive two years’ pensionable service for every year that he serves as CEO of NOVA Chemicals. In December 2008, Mr. Lipton announced his retirement effective May 1, 2009 and in connection with this announcement, the Company entered into a letter agreement with Mr. Lipton (for further details, see “NEO Agreements – Employment Contracts”). Pursuant to this agreement, Mr. Lipton’s pensionable service and earnings were frozen as of December 31, 2008, and Mr. Lipton elected to receive his pension as a lump sum payment.

Mr. Pappas’ employment contract provides that NOVA Chemicals will recognize his 22 years of industry service prior to joining NOVA Chemicals for purposes of calculating his pension benefits.

Defined Benefit Pension Obligations

The following table summarizes the defined benefit pensions for each NEO as of December 31, 2008:

	Years of Credited Service					Accrued Annual Pension Benefit				Estimated Annual Pension Benefit at Age 65(2)(3)(4)
Name	Under the U.S. Defined Benefit Pension Plan (#)		Under the Canadian Defined Benefit Component (#)	Final Average Earnings		U.S. Defined Benefit Pension Plan (US$)	Canadian Defined Benefit Component (1) (US$)	U.S. SERP (US$)	Canadian SERP (US$)	U.S. Defined Benefit Pension Plan (US$)		Canadian Defined Benefit Pension Plan (US$)	U.S. SERP (US$)		Canadian SERP (US$)
				U.S. (US$)	Canada (US$)(1)
J.M. Lipton	54.5	(4)	N/A	3,821,200	N/A	22,100	N/A	3,113,300	N/A	22,100	(5)	N/A	3,113,300	(5)	N/A
C.D. Pappas	29.5	(6)	N/A	1,091,600	N/A	20,300	N/A	366,200	N/A	20,300		N/A	366,200		N/A
L.A. MacDonald(7)	3.2		24.8	850,800	542,700	8,600	54,400	29,000	158,900	8,600		54,400	29,000		158,900
J.S. Mustoe(7)	6.3		13.3	744,200	498,600	17,100	29,100	39,500	76,600	17,100		29,100	39,500		76,600
M.N. Horner(7)	7.8		14.2	453,300	274,400	21,200	31,100	21,500	28,600	21,200		31,100	21,500		28,600

Notes:

(1)	Canadian values have been converted to US dollars using the 2008 average exchange rate (Cdn$1.00 = US$0.9397).

(2)	Age 62 is the earliest age an individual can receive full retirement benefits.

(3)	Other than Mr. Lipton, assuming each NEO remains with NOVA Chemicals until his normal retirement date.

(4)	Mr. Lipton’s pension benefit is based on service with his previous employer plus two years of service for every year he is CEO; and is offset by his pension from his previous employer and his Restoration Plan transition benefits (see “Defined Contribution Programs – Canadian Defined Contribution SERP and Restoration Plan”).

(5)	In December, 2008, NOVA Chemicals announced that Mr. Lipton will retire on May 1, 2009. These values represent the annual pension benefit Mr. Lipton is entitled to receive upon retirement.

(6)	Mr. Pappas is credited with 22 years of additional service.

(7)	Messrs. MacDonald and Mustoe, and Ms. Horner are entitled to receive the greater of: the sum of their Canadian and U.S. pension benefits, and their U.S. pension benefit assuming all of their service was in the U.S.

The change in each NEO’s defined benefit pension for 2008 is as follows:

Name	Number of Years Credited Service(1)	Annual Benefits Payable (US$)		Accrued Obligation at Dec. 31, 2007 (US$)	Compensatory Changes Related to Current Service Cost and Earnings Increases (US$)		Non-Compensatory Changes Related to Financing Costs and Non-Compensation Assumption Changes (US$)(3)		Change in Obligation since Dec. 31, 2007 (US$)	Accrued Obligation at Dec. 31, 2008 (US$)
		At Year End(2)	At Age 65(2)
J.M. Lipton	54.5	3,135,400	3,135,400	27,855,000	7,230,000		1,755,000		8,985,000	36,840,000	(4)
C.D. Pappas	29.5	386,500	386,500	3,465,000	11,000		771,000		782,000	4,247,000
L.A. MacDonald(5)	28.0	250,900	250,900	3,126,000	(93,000	)(6)	(49,000	)(7)	(142,000)	2,984,000
J.S. Mustoe(5)	19.6	162,300	162,300	2,097,000	(14,000	)(6)	(69,000	)(7)	(83,000)	2,014,000
M.N. Horner(5)	22.0	102,400	102,400	798,000	58,000		(32,000	)(7)	26,000	824,000

Notes:

(1)	Years of credited service is the service used to calculate the defined pension. Service under the U.S. Defined Benefit Pension Plan was frozen as of December 31, 2008 for Mr. Lipton and December 31, 2007 for the other NEOs. Years of credited service under the Canadian Defined Benefit Option represents credited service as of date of transfer to the U.S.

(2)	Represents the estimated annual pension, excluding any employee paid ancillary benefits, that would be received by the Named Executive Officer upon retirement at age 65 based on actual or projected pensionable service to the stated date and actual pensionable earnings at December 31, 2008. Estimated annual pension at age 65 assumes no increase in final average earnings or service. The NEOs are not accruing additional years of service under the frozen U.S. Defined Benefit Plan or the Canadian Defined Benefit Option.

(3)	Reflects the impact of interest on prior year’s obligations, changes in discount rates used to measure the obligations and the impact of assumption and employee demographic changes.

(4)	Mr. Lipton announced his retirement effective May 1, 2009 and elected to receive his defined pension benefit as a lump sum payment. This benefit will be paid to Mr. Lipton in 2009.

(5)	Canadian values have been converted to US dollars using the 2008 average exchange rate of Cdn$1 = US$0.9397.

(6)	Messrs. MacDonald and Mustoe’s 2008 compensatory change decreased because the December 31, 2007 accrued obligation assumed an annual salary growth of 4% whereas the notional salary used in determining the Canadian portion of the December 31, 2008 accrued obligation was not increased.

(7)	The value of Messrs. MacDonald and Mustoe and Ms. Horner’s defined pension benefit has decreased as a result of the increase in the discount rate for the portion of the obligation associated with the Canadian registered and supplemental pension plans.

(8)	The key actuarial assumptions used in calculating these values are as follows:

U.S. Defined Benefit Programs	December 31, 2007	December 31, 2008
Discount Rate	6.30%	5.50%
Salary Increase	4.50%	4.50%
Percent Electing a Lump Sum	100%	100%

Lump sum interest rate
• Mr. Lipton	• Segment rates for 2008 lump sum distributions	• U.S. SERP: Segment rates for 2008 lump sum distributions; U.S. Qualified Plan: Segment rates for 2009 lump sum distributions
• Other NEOs	• 6.30%	• 5.50%

Mortality
• Mr. Lipton	• IRS Prescribed Table for 2008 Lump Sum Distributions	• U.S. SERP: IRS Prescribed Table for 2008 Lump Sum Distributions; U.S. Qualified Plan: IRS Prescribed Table for 2009 Lump Sum Distributions
• Other NEOs	• IRS Prescribed Table for 2008 Lump Sum Distributions	• IRS Prescribed Table for 2008 Lump Sum Distributions

Retirement
• Mr. Lipton	• Age as of 12/31/2008	• Age as of 12/31/2008
• Other NEOs	• Age-related table with an average retirement age of 63	• Age-related table with an average retirement age of 63

Canadian Defined Benefit Programs
Discount Rate	5.20%	6.60%
Salary Increase	4.00%	4.00%
Indexing	0.50%	0.50%
Escalation of ITA Maximum Pension for Registered Plan	$2,333 in 2008 and $2,444 in 2009 per year of service, escalating 2.75% thereafter	$2,444 in 2009 per year of service, escalating 2.75% thereafter
Mortality	UP 1994 projected to 2020 using Scale AA	UP 1994 projected to 2020 using Scale AA
Percent of Retiring Members Electing a Lump Sum	25%	25%
Retirement	Age-related table with an average retirement age of 62	Age-related table with an average retirement age of 62

The method used to determine estimated pension benefits may not be identical to the method used by other companies. Therefore, the estimated pension benefits may not be directly comparable to other companies’ estimated pension benefits.

Defined Contribution Programs

NOVA Chemicals sponsors defined contribution programs in Canada and the United States.

Canadian Defined Contribution Program

Canadian employees who joined NOVA Chemicals after December 31, 1999, and employees who elected to convert their defined benefits to the defined contribution component of the Canadian pension plans as explained above, participate in the Canadian defined contribution program. NOVA Chemicals contributes 6% of a Canadian employee’s base salary to a defined contribution account and the employee may elect to make voluntary contributions. Contributions are locked in until the employee terminates from NOVA Chemicals.

U.S. Defined Contribution Program

The U.S. Savings and Profit Sharing Plan (the “U.S. Savings Plan”) was redesigned when the U.S. defined benefit pension plan was frozen. Effective January 1, 2008, NOVA Chemicals makes contributions to each U.S. employee’s account of 3% of total pay and matching contributions of up to 6% of total pay for total Company contribution of up to 9% of total pay. Transition Employees receive, until the earlier of December 31, 2012 and the Transition Employee’s termination date, an additional transition contribution of 5% of total pay. Total pay includes base salary, incentive compensation awards, profit sharing, shift differential and overtime. In addition, employees may make voluntary employee contributions to the plan. All of the NEOs participate in the U.S. Savings Plan.

Canadian Defined Contribution SERP and Restoration Plan

NOVA Chemicals’ defined contribution programs are also subject to maximum annual contributions under the Income Tax Act and the IRC. NOVA Chemicals has adopted a SERP in Canada and the U.S. Savings and Profit Sharing Restoration Plan (the “Restoration Plan”) to provide a mechanism to continue defined contributions for employees who exceed the legislated maximums.

The Canadian SERP provides a notional account for contributions or conversion amounts that exceed the legislated maximums. The accounts are credited with earnings equivalent to the earnings of the balanced fund that is offered as an investment under the Canadian defined contribution program.

In the U.S., when total pay of an executive, including the NEOs, exceeds the legislated maximum, excess Company contributions are made to the Restoration Plan. In addition, participants may elect, prior to each performance year, to make voluntary employee contributions to the Restoration Plan of their base salary, incentive compensation award and profit sharing. If an employee elects to make voluntary contributions, Company matching contributions will be made to the Restoration Plan after total pay exceeds the IRC maximums. All of the NEOs participate in the Restoration Plan.

Defined Contribution Accounts

The following table summarizes each NEO’s defined contribution account for 2008:

			COMPENSATORY		NON-COMPENSATORY
	Account Balance Jan. 1, 2008		2008 Company Contributions(1)		2008 Employee Contributions		2008 Investment Earnings		Account Balance Dec. 31, 2008
Name	U.S. Savings Plan (US$)	Restoration Plan (US$)	U.S. Savings Plan (US$)	Restoration Plan (US$)	U.S. Savings Plan (US$)	Restoration Plan (US$)	U.S. Savings Plan (US$)	Restoration Plan (US$)	U.S. Savings Plan (US$)	Restoration Plan (US$)
J.M. Lipton	329,543	886,727	30,905	673,185	20,095	148,728	(322,422)	(1,395,636)	58,121	314,721
C.D. Pappas	312,163	185,847	32,200	169,471	20,500	200,687	(267,606)	(309,917)	97,262	249,595
L.A. MacDonald	201,712	120,202	28,109	111,084	20,500	61,133	(182,737)	(152,293)	67,583	140,837
J.S. Mustoe	384,768	155,015	32,200	104,273	20,500	49,474	(167,335)	(176,762)	270,133	132,571
M.N. Horner	249,888	38,418	32,200	51,941	20,500	43,340	(204,000)	(65,649)	98,588	68,617

Notes:

(1)	Includes the Company’s contributions: 3% basic contributions, 5% transition contributions and up to 6% matching contributions.

NEO Agreements

Employment Contracts

NOVA Chemicals and its subsidiaries have entered into employment contracts with certain NOVA Chemicals’ executives, including the NEOs. The employment contracts provide for indefinite terms of service with each NEO. In December, 2008 Mr. Lipton entered into a letter agreement with NOVA Chemicals which specified the payments Mr. Lipton would receive on his retirement (which payments are described below) and released NOVA Chemicals from any claims under his employment contract. Details with respect to the compensation paid to each NEO are set out elsewhere in this Appendix “I”.

In the event of termination of a NEO’s employment other than for cause (as defined in the employment contract) or due to his or her constructive dismissal (as defined in the employment contract), such NEO, other than Mr. Lipton, is entitled to be paid a lump sum payment, conditional upon his or her execution and delivery of a release. For each NEO, these lump sum payments are based on: a) base salary in effect at the time of termination; b) Incentive Compensation Plan award calculated at target; and c) perquisite allowance. This lump sum amount equals 24 months for each of Messrs. Pappas, MacDonald and Mustoe and Ms. Horner. In addition, each NEO receives continued medical, dental and life insurance coverage, and pension entitlement. Each NEO is also entitled to financial counseling and outplacement support. Lump sum payments made pursuant to the severance provisions of these agreements may be delayed, with interest, for up to six months following separation of service in compliance with §409A of the IRC.

Mr. Lipton was also entitled under his employment contract to personal use of the corporate airplane of up to 75 hours annually and the pension entitlement described above (see “Supplemental Executive Retirement Plans and Supplemental Pension Agreements”). Mr. Pappas’ agreement provides that his industry service prior to joining NOVA Chemicals will be credited for pension purposes (see “Supplemental Executive Retirement Plans and Supplemental Pension Agreements”). In the event of involuntary termination, Ms. Horner is entitled to relocation costs to Calgary or equivalent location as set out in NOVA Chemicals’ Relocation Guidelines.

Each NEO has also agreed not to disclose or use for his or her own benefit Confidential Information (as defined in the employment contract), except as necessary to perform his or her duties to NOVA Chemicals or as required by law. Also, during his or her employment with NOVA Chemicals, no NEO may engage in or render services to a Competing Business (as defined in the employment contract), and for a one year period after termination of employment, no NEO may solicit customers, suppliers or employees to terminate their relationship with NOVA Chemicals.

On December 5, 2008, NOVA Chemicals entered into a letter agreement with Mr. Lipton superseding the provisions of his employment contract, other than those set forth in the paragraph above, and addressing various compensation and other matters in connection with Mr. Lipton’s retirement from active service with NOVA Chemicals. Pursuant to the letter agreement, Mr. Lipton will continue to serve on the Board of Directors until the Meeting and will retire from employment and resign from all other positions with NOVA Chemicals on May 1, 2009.

The letter agreement provides for an annual incentive compensation payment for 2008 equal to 232% of target under NOVA Chemicals’ Incentive Compensation Plan and provides that Mr. Lipton will be eligible to receive a pro-rata incentive compensation award for 2009, with an annualized target level of 100% of Mr. Lipton’s base salary in the discretion of the Board at the time that 2009 bonuses are paid to similarly-situated employees. The letter agreement also provides for the standard 2009 equity based long-term incentive grant with a grant date value of 480% of Mr. Lipton’s annual base salary. In the event that Mr. Lipton resigns or is terminated by NOVA Chemicals for cause (as defined in the letter agreement) prior to the retirement date, Mr. Lipton will forfeit his right to the benefits described above. In addition, Mr. Lipton ceased to participate in NOVA Chemicals’ supplemental pension arrangements, and his rights thereunder were converted into the right to receive two payments, on February 16, 2009 and May 1, 2009, of his accrued supplemental pension benefits as of December 31, 2008. Mr. Lipton also agreed that NOVA Chemicals may delay payment of either or both SERP payments if the Audit, Finance and Risk Committee of the Board reasonably determines in good faith that making the applicable SERP payment on schedule would jeopardize the ability of NOVA Chemicals to continue as a going concern.

Change of Control Agreements

NOVA Chemicals has also entered into change of control agreements with executives, including the NEOs, to induce them to remain with NOVA Chemicals in the event of a change of control. The agreements become effective on a change of control, and, to the extent that the NEO is still serving in such capacity, provide that on the termination without cause or constructive dismissal of such NEO within three years following the change of control, the NEO is entitled to receive a lump sum severance payment (based on base salary, incentive compensation and other compensation) and continuation of certain benefits during the severance period, which is 36 months for Mr. Lipton, and 30 months for Messrs. Pappas, MacDonald, Mustoe and Ms. Horner. In addition, an executive will be entitled to receive severance benefits if the executive’s employment is terminated prior to a change of control at the request of a third party who has taken steps to effect a change of control or otherwise in connection with a change of control. The agreements for Messrs. Lipton, MacDonald, Mustoe and Pappas, and Ms. Horner, the current members of NOVA Chemicals’ Executive Leadership Team, provide for a tax equalization payment in the event the executive is subject to the change of control golden parachute excise tax, except that in the event that the value of the payments to the executive do not exceed 110% of the maximum amount payable without triggering the excise tax, the payments are reduced to the maximum amount that can be paid without triggering the tax. The agreements for Messrs. Lipton, MacDonald, Mustoe and Pappas, and Ms. Horner also provide that they may terminate their employment within 30 days following the first anniversary of a change of control in order to receive the severance benefits. In addition, Mr. Pappas’ agreement provides that, after a change of control, if he is not serving as the chief executive officer or does not reasonably believe he is a leading candidate to assume this office upon a future vacancy, he may voluntarily terminate employment and receive his severance benefits. Lump sum payments made pursuant to the severance provisions of these agreements may be delayed, with interest, for up to six months following separation of service in compliance with Section 409A of the IRC.

Payments on Separation of Service

The following tables set forth the circumstances that trigger payments or provision of benefits under the NEO Agreements and the estimated value of the payments assuming the triggering event occurred on December 31, 2008.

J.M. Lipton	Severance Period (# of months)	SEVERANCE AMOUNT			Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
		Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	36	3,750,000	3,750,000	1,272,750	0	N/A	8,772,750
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination following Change of Control	36	3,750,000	7,863,500	1,218,750	0	0	12,832,250

C.D. Pappas	Severance Period (# of months)	SEVERANCE AMOUNT			Additional Lump Sum Value of Pension (US$)(1)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
		Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	24	1,600,000	1,440,000	577,410	3,776,000	N/A	7,393,410
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination following Change of Control	30	2,000,000	1,656,757	670,513	3,998,000	2,965,720	11,291,001

L.A. MacDonald	Severance Period (# of months)	SEVERANCE AMOUNT			Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
		Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	24	1,040,000	676,000	340,808	609,000	N/A	2,665,808
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination following Change of Control	30	1,300,000	1,084,446	374,760	631,000	0	3,390,206

J.S. Mustoe	Severance Period (# of months)	SEVERANCE AMOUNT			Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
		Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	24	830,000	498,000	279,306	17,000	N/A	1,624,306
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination following Change of Control	30	1,037,500	905,500	297,883	7,000	0	2,247,883

M.N. Horner	Severance Period (# of months)	SEVERANCE AMOUNT			Additional Lump Sum Value of Pension (US$)(2)	Excise Tax Payment (US$)	Total Incremental Obligation (US$)
		Base Salary (US$)	Incentive Compensation Amount (US$)	Other Employee Benefits (US$)(1)
Retirement	N/A	N/A	N/A	N/A	N/A	N/A	0
Resignation	N/A	N/A	N/A	N/A	N/A	N/A	0
Involuntary Termination without Cause	24	680,000	353,600	335,812	94,000	N/A	1,463,412
Involuntary Termination for Cause	N/A	N/A	N/A	N/A	N/A	N/A	0
Termination following Change of Control	30	850,000	547,775	342,802	117,000	0	1,857,577

Notes:

(1)	NOVA Chemicals pays annual premiums for post-retirement benefits up to an annual maximum of $6,000 for single retirees and $12,000 for married retirees for U.S. employees hired prior to January 1, 2008, who are age 55 or older with five years service at the time of separation.

(2)	Does not include pension values accrued under the Retirement Plans – see “Retirement Plans – Defined Benefit Pension Obligations”.

(3)	The ELT change of control agreements provide that NOVA Chemicals will reimburse ELT members amounts owed under Section 280G of the IRC due to excess “parachute” payments.

(4)	In circumstances where Section 409A of the IRC applies, amounts may be delayed, with interest, for up to six months following separation from service.

On a change of control, all unvested options, EAUs and RSUs immediately vest. In addition, DSUs may be payable on a change in control. Based on a share price of US$4.77 on December 31, 2008, all Options and EAUs are out-of-the-money and accordingly had no value and the value of unvested RSUs and DSUs was as follows:

Name	Number of RSUs	Value of Unvested RSUs	Number of DSUs	Value of DSUs
J.M. Lipton	409,203	US$1,951,900	400,147	US$1,908,700
C.D. Pappas	151,816	US$724,164	25,728	US$122,725
L.A. MacDonald	91,934	US$438,522	72,217	US$344,475
J.S. Mustoe	63,366	US$302,253	76,334	US$364,125
M.N. Horner	20,798	US$99,208	0(1)	$0

Notes:

(1)	Ms. Horner was appointed Senior Vice President and Chief Human Resources Officer on September 24, 2008 and was not eligible to participate in the DSUP prior to this appointment.

Indebtedness of Directors and Executives

As at March 5, 2009 and during fiscal 2008, none of the current or former directors and executives of NOVA Chemicals or any associate of any such director or executive was indebted to NOVA Chemicals.

DIRECTORS AND OFFICERS’ LIABILITY INSURANCE

NOVA Chemicals maintains directors’ and officers’ liability insurance with policy limits of $150 million in the aggregate, subject to a deductible in respect of corporate reimbursement of $1 million for each loss. Under this insurance, NOVA Chemicals is generally to be reimbursed for payments made under corporate indemnity provisions on behalf of its directors and officers, and individual directors and officers (or their heirs and legal representatives) are generally covered for losses arising during the performance of their duties for which they are not indemnified by NOVA Chemicals. Major exclusions from coverage include claims arising from illegal acts, those acts which result in illegal personal profit, violation of any fiduciary duty under the U.S. Employee Retirement Income Security Act of 1974, pollution damage (except for resultant shareholders actions) and claims brought by a director or officer against another director or officer or by NOVA Chemicals against a director or officer except for shareholder derivative actions. For the year ended December 31, 2008, the total annual premium in respect of such insurance was approximately US$854,000, which was paid entirely by NOVA Chemicals.

Directors of NOVA Chemicals are also party to indemnity agreements with NOVA Chemicals pursuant to which the Company has agreed to indemnify such directors from liability arising in connection with the performance of their duties. Such indemnity agreements conform with the provisions of the Canada Business Corporations Act, NOVA Chemicals’ governing statute.

REPORT OF THE AUDIT, FINANCE AND RISK COMMITTEE

The Audit, Finance and Risk Committee (“AFR Committee”), whose members are Messrs. Hawkins (Chairman), Bougie, Dineen and Ludwick and Ms. Brlas, is governed by a mandate, a copy of which is attached as Annex B to this Appendix “I” and which can also be accessed at www.novachemicals.com. NOVA Chemicals has also adopted a Code of Ethics for the CEO and senior financial officers, including the CFO, which can be accessed at www.novachemicals.com. All of the AFR Committee members are “independent” as that term is defined by the CSA’s Multilateral Instrument 52-110 — Audit Committees (“Multilateral Instrument 52-110”),

the SEC rules and the NYSE listing standards. All members are considered to be “financially literate” for purposes of Multilateral Instrument 52-110, and each of Messrs. Hawkins and Ludwick and Ms. Brlas have been determined to be an “audit committee financial expert” in accordance with SEC rules.

The AFR Committee assists the Board in fulfilling its oversight responsibilities relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the independent auditor’s qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Company with ethics policies and legal and regulatory requirements. In fulfilling its oversight responsibilities, the AFR Committee reviewed the audited financial statements with management including a discussion of the quality, not just the acceptability, of the accounting principles, the reasonableness of significant judgments and the clarity of disclosures in the financial statements. The AFR Committee reviewed with Ernst & Young LLP, the independent auditors, their judgments as to the quality, not just the acceptability, of NOVA Chemicals’ accounting principles and such other matters as are required to be discussed with the AFR Committee under generally accepted auditing standards and standards of the Public Company Accounting Oversight Board, including the matters to be discussed in accordance with Statement of Auditing Standards No. 61. In addition, the AFR Committee has discussed with the independent auditors the auditors’ independence from management and NOVA Chemicals including the matters in the written disclosures required by the Independence Standards Board Standard No. 1 and concluded that Ernst & Young LLP is independent in accordance with this standard and the Canadian standards for auditor independence.

The AFR Committee discussed with NOVA Chemicals’ internal and independent auditors the overall scope and plans for their respective audits. The AFR Committee meets with the internal and independent auditors, with and without management present, to discuss the results of their examinations, their evaluations of NOVA Chemicals’ internal controls, and the overall quality of NOVA Chemicals’ financial reporting.

In reliance on the reviews and discussions referred to above, the AFR Committee recommended to the Board (and the Board has approved) that the audited consolidated financial statements be included in the Annual Report on Form 40-F for the year ended December 31, 2008 for filing with the SEC.

BY THE AUDIT, FINANCE AND RISK COMMITTEE

K.L. Hawkins (Chairman) J. Bougie L. Brlas	R.E. Dineen A.M. Ludwick

The above report of the AFR Committee shall not be deemed incorporated by reference by any general statement incorporating by reference this Appendix “I” into any filing under the U.S. Securities Act of 1933, as amended, or the U.S. Securities Exchange Act of 1934, as amended, except to the extent that NOVA Chemicals specifically incorporates this information by reference, and shall not otherwise be deemed filed under such acts.

Additional Information Relating to the Audit, Finance and Risk Committee

As noted above, the AFR Committee is currently composed of Messrs. Hawkins, Bougie, Dineen and Ludwick and Ms. Brlas. Mr. Hawkins, Chairman of the AFR Committee, graduated from North Dakota State University with a degree in business economics. In December 2005, he retired as President of Cargill Limited and Chief Executive Officer of its Canadian operations. In his capacity at Cargill Limited, Mr. Hawkins had supervisory responsibility for the finance function. Mr. Bougie graduated from the University of Montreal with a law degree and with a degree in business administration. Mr. Bougie is the past President and Chief Executive Officer of Alcan Inc. Mr. Dineen graduated cum laude from Syracuse University with an LL.B. and from Brown University with a B.A. He was a partner at the law firm of Shearman & Sterling LLP and has extensive expertise in public finance transactions principally for companies involved in the oil and gas and pipeline business and for foreign and sovereign issuers in Canada and Latin America. He is also a specialist in U.S. and international private banking and financial transactions, including equipment and project financing. Mr. Ludwick graduated from the University of Manitoba with a B.A., was a member of the Institute of Chartered Accountants of Manitoba from 1962-2000, and earned his M.B.A. from the Harvard University Graduate School of Business Administration. Mr. Ludwick is the retired President, Chief Executive Officer and Deputy Chairman of Claridge Inc. Ms. Brlas earned her bachelor’s degree in accounting from Youngstown State University and is a certified Public Accountant. Ms. Brlas is the Executive Vice President and Chief Financial Officer of Cliffs Natural Resources Inc. (“Cliffs”). Her current responsibilities at Cliffs include finance, financial reporting, accounting and financial planning.

The Board approves, on the recommendation of the AFR Committee, all fees paid to the external auditors in respect of audit services (see “Appointment of Auditors – Fees Billed by Ernst & Young LLP”). In addition, in accordance with applicable rules regarding audit committees, including Multilateral Instrument 52-110, the AFR Committee reviews and approves (in advance) the scope and related fees for all non-audit services which are to be provided by the external auditors. In considering whether to approve non-audit services, the AFR Committee considers whether the provision of these non-audit services may impact the objectivity and independence of the external auditor and, in respect of non-audit services provided by Ernst & Young LLP in 2008, the AFR Committee has concluded that it does not.

SCHEDULE 1

DISCLOSURE OF CORPORATE GOVERNANCE PRACTICES

The Board and the members of NOVA Chemicals’ management are committed to the highest standards of corporate governance. NOVA Chemicals’ corporate governance practices comply with the governance rules of the Canadian Securities Administrators (“CSA”), those of the New York Stock Exchange (“NYSE”) applicable to foreign issuers and of the U.S. Securities and Exchange Commission (“SEC”), and those mandated by the United States Sarbanes-Oxley Act of 2002 (“SOX”). As a non-U.S. company, NOVA Chemicals is not required to comply with most of the NYSE corporate governance listing standards; however, except as summarized on its website at www.novachemicals.com, the governance practices followed by NOVA Chemicals are in compliance with the NYSE standards for U.S. companies in all significant respects. The Company is in compliance with the CSA’s Multilateral Instrument 52-110, Audit Committees; National Instrument 58-101, Disclosure of Corporate Governance Practices and National Policy 58-201, Corporate Governance Guidelines. NOVA Chemicals believes that effective corporate governance improves corporate performance and benefits all shareholders. NOVA Chemicals also believes that director, management and employee honesty and integrity are vital factors in ensuring good corporate governance.

Board of Directors and Director Independence

The Board is responsible for the overall stewardship of NOVA Chemicals, including overseeing development of the strategic direction and policy framework for the Company. The Board discharges its responsibilities directly and through its Committees. At regularly scheduled meetings, members of the Board and management discuss a broad range of issues relevant to NOVA Chemicals’ strategy and business interests; unscheduled meetings are held from time to time as required. In addition, the Board receives reports from management on NOVA Chemicals’ operational and financial performance. NOVA Chemicals’ independent directors meet in camera at the end of each regularly scheduled Board meeting without management present.

The Board reviews on an annual basis the contributions of its directors and considers whether the current size of the Board promotes effectiveness and efficiency. There are currently 13 directors of NOVA Chemicals. Each director, other than Messrs. Lipton and Fortier who are retiring, is standing for re-election or election at the Meeting. The Board is of the view that an 11 member Board permits a diversity of expertise and opinions, yet is manageable to provide efficiency in its decision making. A short biography of each nominee for director can be found starting on page 1 of this Appendix “I”.

The Board believes that, as a matter of policy, there should be a majority of independent directors on NOVA Chemicals’ Board. The Board is charged with making this determination. The Board annually determines the independent status of each of its members and each nominee for election, based on a written set of criteria developed in accordance with applicable CSA rules. The independence criteria also conform to the applicable rules of the SEC, including those required under SOX, and the NYSE.

In general terms, the Board considers a director to be independent if that director has no direct or indirect material relationship with the Company. In applying the independence criteria, the Board reviews and analyzes the existence, materiality and effect of any relationships between NOVA Chemicals and each of its directors, either directly, through immediate family members or as a partner, significant shareholder or officer of another organization that has a relationship with NOVA Chemicals, and determines in each case whether the relationships could, or could reasonably be perceived to, materially interfere with the director’s ability to act independently of management. The Board has determined that all of the nominees for director, except Mr. Pappas, who is not considered to be independent by virtue of his position as President and Chief Operating Officer of the Company, are independent.

Some of NOVA Chemicals’ directors sit on the boards of other public companies. Particulars are set out in the biographies starting on page 1 of the Appendix “I”. None of these are companies with which NOVA Chemicals has any material business relationships.

All of the Board’s four standing committees – the Audit, Finance and Risk Committee (the “AFR Committee”), the Corporate Governance Committee (the “CG Committee”), the Human Resources Committee (the “HR Committee”) and the Public Policy and Responsible Care Committee (the “PPRC Committee”) – are comprised entirely of independent directors. Members of the AFR Committee are required to be financially literate. In addition, at least one member of the AFR Committee must be determined by the Board to be an “audit committee financial expert” as defined by SEC rules. The Board has determined each of Messrs. Hawkins and Ludwick and Ms. Brlas to be such an expert. The Board annually assesses the financial literacy of the AFR Committee members, and whether they qualify as an “audit committee financial expert” based on a written set of criteria developed in accordance with the in applicable CSA and SEC rules.

NOVA Chemicals’ independent directors meet in camera at the end of each regularly scheduled Board meeting without management present. Mr. Pappas, as a member of management and the only nominee for director who is not independent, does not participate in these sessions. The sessions are presided over by Mr. Stanford, NOVA Chemicals’ independent Chairman since April 2007. Any issues addressed at the in camera meetings requiring action on behalf of, or communication to management, are communicated to management by the independent Chairman or another independent director. For information about the number of Board and Board Committee meetings held during 2008, and directors’ attendance at these meetings, please see the biography of each nominee for director starting on page 1 of this Appendix “I”.

Board Mandate

NOVA Chemicals’ Board has adopted a mandate, which is attached as Annex A to this Appendix “I” and can be accessed at www.novachemicals.com. The Board mandate sets out the Board’s responsibilities in relation to: managing its own affairs; management and human resources; strategy and plans; finance and corporate issues; and business and risk management, policies and procedures. The mandate is designed to assist the Board and management in clarifying responsibilities and ensuring effective communication. In addition, the Board has plenary power, and any responsibility which is not delegated to senior management or a Committee remains with the full Board.

In executing its mandate, the Board designates at least one Board meeting per year for a substantial strategic planning session, which takes into account, among other things, the opportunities and risks of the business. The elements of the strategic plan are embedded in the written objectives of the senior executives and are reviewed annually by the HR Committee and the Board. The Board has, through the appointment of various Committees, put in place an effective system for monitoring the implementation of corporate strategies. Management must obtain Board approval for any transaction that would have a significant impact on the strategic plan.

In consultation with management, the Board has identified the principal risks facing the Company and has established Committees to monitor systems put in place to address these risks. The AFR Committee has primary responsibility to monitor the risk management systems and reviews them regularly with NOVA Chemicals’ internal and external auditors. In addition, the PPRC Committee plays a role in establishing NOVA Chemicals’ environmental management system.

The Board has the responsibility for the appointment and succession of the CEO, appointing senior management and monitoring their performance. NOVA Chemicals uses management by objectives to monitor the performance of the CEO and senior management. The HR Committee reviews and reports annually to the Board on organizational structure and succession planning.

The Board has put structures in place to ensure effective communication between NOVA Chemicals, its stakeholders and the public. These structures include the PPRC Committee, which has a mandate to review and advise the Board on policies and programs to create a strong, cohesive, sustained and positive image of NOVA Chemicals for customers, shareholders, governments and the public.

NOVA Chemicals has a Communication and Disclosure Policy that establishes guidelines and standards for NOVA Chemicals’ communications with shareholders, investment analysts, other stakeholders and the public generally. The AFR Committee has responsibility for reviewing, monitoring and implementing the Communication and Disclosure Policy. The policy includes measures to avoid selective disclosure of material information, identifies designated spokespersons, and establishes internal review processes for key public communications. This policy also addresses NOVA Chemicals’ obligation for continuous and timely disclosure of material information, and NOVA Chemicals’ Insider Trading Policy sets standards requiring directors, officers, employees and contractors trading in NOVA Chemicals’ securities to comply with applicable law. The Board or the AFR Committee reviews in advance all press releases that disclose financial results. Other statutory disclosure documents such as proxy materials and the Annual Information Form are reviewed and, where required, approved by the Board.

NOVA Chemicals’ shareholder communication program provides for open, accessible, non-selective and timely exchange of material information with all shareholders, respecting the business, activities and performance of NOVA Chemicals, subject to applicable legal requirements. The disclosed information is released through news wire services, the general media, a website and mailings to shareholders. Quarterly earnings conference calls are typically broadcast live over the internet and are accessible on a live and recorded basis via telephone and webcast. Individual queries, comments or suggestions can be made at any time by calling or writing directly to NOVA Chemicals. The Board mandate also provides that shareholders and other constituencies may provide feedback directly to any individual director, the Board as a group, or any specified Committee, including the independent directors by mailing such communication to the attention of the Corporate Secretary. NOVA Chemicals also has a dedicated investor relations group and shareholder relations group to respond to individual shareholder inquiries and maintains a toll-free telephone line for ease of contact. In addition, NOVA Chemicals has a public affairs group to respond to inquiries from media and the public. Together, these groups deal with investor concerns and ensure that all inquiries receive a full and timely response.

NOVA Chemicals has disclosure controls and procedures designed to ensure that material information relating to the Company is made known to its CEO and CFO. NOVA Chemicals has a Disclosure Committee that reviews annual and quarterly disclosures as well as other material disclosures and has designed and implemented due diligence procedures to support the financial reporting process and the certification of its financial reports by the CEO and CFO.

The Board is specifically mandated to ensure processes are in place to monitor and maintain the integrity of NOVA Chemicals’ internal control and management information systems. The AFR Committee is specifically mandated to assist the Board by reviewing the effectiveness of financial reporting, management information and internal control systems and the effectiveness of management in ensuring the integrity and security of NOVA Chemicals’ information systems and records. This includes a review of the evaluation of these systems by internal and external auditors.

Board Committees

The Board discharges its responsibilities through preparation for and attendance at regularly scheduled meetings, and through its four standing Committees, each of which has a written mandate. The Board and each Committee reviews its mandate annually to ensure it is in line with current developments in corporate governance. All mandates are available on NOVA Chemicals’ website at www.novachemicals.com. Subject to limited exceptions, the Committees generally do not have decision-making authority; rather, they convey their findings and recommendations on matters falling within their respective mandates to the full Board. The Committees also have the authority to conduct any independent investigations into matters which fall within the scope of their responsibilities, and may engage external advisors (as may the full Board or an individual director), at NOVA Chemicals’ expense, to assist them in fulfilling their mandate. Brief summaries of the key functions, roles and responsibilities of the Committees can be found in this Appendix “I” under the heading “Description of Board Committees”.

Position Descriptions

The Board has developed written position descriptions for its Chairman, the chair of each of the Board Committees and for the CEO. The responsibilities of each Committee chair are set out in each respective Committee’s mandate. The written position descriptions and the Committee mandates are available on NOVA Chemicals’ website at www.novachemicals.com. The position description for the CEO includes a general description of the role as well as specific accountabilities in the areas of strategic planning, financial results, leadership, safety, government, environment and social relations, and management’s relationship with the Board.

The Board mandate sets forth the primary responsibility of the Chairman of the Board regarding the organization and efficient operation of the Board and its Committees, and communication between the Board and management. In addition, to assist the Chairman of the Board in delineating his or her role and responsibilities, the Board has approved Terms of Reference. The Terms of Reference identify the Chairman’s responsibilities with respect to working with management, including the CEO, managing the Board, including its processes and committees, and relations with shareholders, other stakeholders and the public.

With regard to the CEO, the HR Committee is responsible for setting his compensation, as well as the applicable objectives to be achieved relating to such compensation. The objectives, which are reviewed and approved by the Board annually, effectively constitute the CEO’s mandate on a year-to-year basis. The HR Committee and the Board annually review with the CEO his performance against the previous year’s objectives. For further information, see the section entitled “Executive Compensation” in this Appendix “I”.

Orientation and Continuing Education

NOVA Chemicals is committed to assisting its directors in the enhancement of their skills and abilities as directors, as well as ensuring their knowledge and understanding of the Company’s businesses remains current. On joining the Board, each new director receives comprehensive orientation materials covering key operating practices and current issues, and an overview of Committee mandates and issues and organization-wide policies and practices. At regularly scheduled Board and Committee meetings, directors are given updates on emerging business and governance initiatives. While the Board itself does not have sessions devoted to continuing education, directors are encouraged to participate in seminars and activities, at NOVA Chemicals’ expense, that ensure directors will maintain the skills and knowledge necessary to meet their obligations as directors. Individual directors may also engage outside advisors with the authorization of the Chairman of the Board or the Chairman of a Committee.

Presentations and tours at the sites of NOVA Chemicals’ principal operations are provided to directors on a periodic basis, in conjunction with Board meetings, for the purpose of acquainting directors with NOVA Chemicals’ operations and the communities in which they are located.

Ethical Business Conduct

All directors, officers and employees of NOVA Chemicals must act in accordance with NOVA Chemicals’ Business Conduct Policy, a comprehensive set of expectations, obligations and responsibilities relating to ethical conduct, conflicts of interest and compliance with law. In addition, NOVA Chemicals has adopted a Code of Ethics for its CEO and senior financial officers, which establishes additional expectations, obligations and responsibilities for such officers and is reviewed and certified by such officers on a quarterly basis. The Business Conduct Policy and the Code of Ethics can be accessed at www.novachemicals.com. There were no material departures from the Business Conduct Policy and the Code of Ethics in 2008.

From time to time, matters may come before the Board where a director may have a conflict of interest. If and when such matters arise, that director will declare him or herself as having a conflict of interest and will not participate in the discussions and any vote on that matter. Through the annual Questionnaires for Directors and Officers, directors are asked to identify other business relationships and other companies or entities with which they have relationships. These responses assist the Board and management in identifying conflict of interest situations in advance.

A hotline, known as the “Ethics Line” was implemented in October 2002, to allow employees to report actual or suspected violations of the law or NOVA Chemicals’ Business Conduct Policy and to ask compliance or ethics-related questions on an anonymous basis. In 2005, NOVA Chemicals also implemented a mandatory questionnaire, which employees are required to complete electronically on a regular basis. Employees must report on the questionnaire any violations of the law or the Business Conduct Policy of which they are aware, but have not yet reported through the Ethics Line or by other means. Material reports of non-compliance or unethical conduct that are received on the Ethics Line, the annual questionnaire or by any other means, are reported regularly to the AFR Committee, and a summary of all of the issues that have been reported is also provided to this Committee on an annual basis. These reports allow the AFR Committee, which exercises oversight over NOVA Chemicals’ Ethics and Compliance program, its implementation and effectiveness, to monitor and ensure compliance. Training in respect of the Ethics and Compliance program and the Business Conduct Policy is also provided to directors, officers and employees. Training for officers and employees is provided by means of an electronic system that allows NOVA Chemicals to track completion of the training on a real-time basis, and to target the training based on the individuals’ respective roles and responsibilities. Regular communications to employees in respect of the program further emphasize NOVA Chemicals’ commitment to integrity and encourage and promote ethical conduct and compliance with the law. These communications include direct messages from the CEO and the Senior Vice President, Chief Legal Officer and Corporate Secretary (who has assumed the role of Chief Compliance Officer), setting an ethical tone at the top of the organization.

Nomination of Directors

The CG Committee, which is composed entirely of independent directors, is responsible for proposing new nominees to the Board, which, in turn, is responsible for identifying suitable candidates for election by the shareholders. The CG Committee reviews on an annual basis the general and specific criteria applicable to candidates to be considered for nomination as directors. The objective of this review is to maintain the composition of the Board in a way that provides the best mix of skills and experience to guide the long-term strategy and ongoing business operations of NOVA Chemicals.

In identifying or recommending candidates for election or appointment to the Board, the CG Committee is required to take into consideration the criteria set forth in its mandate and the Board mandate, as well as such other factors as it deems appropriate, including the judgment, knowledge, integrity, independence and business experience of the candidates and their willingness to devote the time required. As part of this annual review process, the CG Committee assesses the skill sets of current Board members and identifies any additional skill sets deemed to be beneficial when considering Board candidates. The CG Committee maintains a list of potential director candidates for its future consideration to ensure that outstanding candidates with the necessary skills can be identified quickly to fill planned or unplanned vacancies. The CG Committee has sole authority to retain, terminate and set the terms of reference of a search firm to assist it in the director recruitment process. The CG Committee also advises the Board on the criteria for, and determination of, the independence of each director.

The Board has determined that that CG Committee may not recommend any person for election or re-election to the Board if he or she attains the age of 73 on or before the date of the annual recommendation. Mr. Fortier does not meet the age eligibility requirement and will be retiring at the close of NOVA Chemicals’ 2009 annual and special meeting of shareholders.

Compensation

The CG Committee reviews the compensation of the directors on an annual basis, taking into account such matters as time commitment, responsibility, and compensation provided by comparable companies, and makes an annual recommendation to the Board for consideration. Towers Perrin provides an annual report on directors’

compensation paid by comparable companies to facilitate the CG Committee’s review of director compensation. Non-employee directors may receive their annual retainer, committee and/or chair fees in the form of cash and/or DSUs. In addition, non-employee directors are eligible to participate in the Director Share Purchase Plan under which participating directors may elect to have some or all of their director fees paid to a custodian at the end of each calendar quarter. The custodian uses the funds to purchase Common Shares in the open market on behalf of the participating director. Non-employee directors must hold a minimum of three times their annual retainer in Common Shares or DSUs. Options, EAU and RSUs do not count toward meeting the shareholding guidelines. Directors have a maximum of three years from the time they join the Board to reach this level of share ownership. Further information relating to the compensation of directors can be found in this Appendix “I” under the heading “Compensation of Directors”.

The HR Committee is accountable on behalf of the Board to determine the compensation for the executives of NOVA Chemicals and to recommend to the Board the remuneration package for the CEO. The HR Committee reviews the executive compensation disclosure prior to publicly disclosing this information. The process the HR Committee uses for these determinations can be found in this Appendix “I” under the heading “Executive Compensation – Compensation Discussion and Analysis”.

Assessments

The CG Committee regularly assesses and evaluates the overall performance and effectiveness of the Board, its Committees, and individual directors, both as directors and as chairs of the Board or a particular Committee, if applicable. Each year, directors complete a confidential questionnaire that includes both a self-assessment and peer review to assess individual performance. The resulting data is analyzed by the CG Committee, which then reports to the full Board with any recommendations for enhancing or strengthening effectiveness. The Chairman of the Board reviews data relating to individual performance and conducts one-on-one meetings with each director as appropriate, focused on individual effectiveness.

ANNEX A—

BOARD OF DIRECTORS MANDATE

1.	The Board of Directors

The Board is committed to promoting an environment of corporate responsibility and ethical values with respect to NOVA Chemicals Corporation (the “Company”). In this endeavor, the Company refers to the standards embodied in the corporate governance guidelines and requirements under applicable legislation and stock exchange rules.

The Board is elected by the shareholders and is responsible for the stewardship of the business and affairs of the Company. The Board seeks to discharge such responsibility by reviewing, discussing and approving the Company’s strategic planning and organizational structure, and supervising management to oversee that the strategic planning and organizational structure enhance and preserve the business and underlying values of the Company.

Although directors may be elected by the shareholders to bring special expertise or a point of view to Board deliberations, they are not chosen to represent a particular constituency. The best interests of the Company must be paramount at all times.

The Board discharges its responsibility for overseeing the management of the Company’s business by delegating to the Company’s senior officers the responsibility for day-to-day management of the Company. The Board discharges its responsibilities both directly and through its committees. The Board’s primary roles are overseeing corporate performance and providing quality, depth and continuity of management to meet the Company’s strategic objectives.

2.	Board Composition

a. General Considerations

Ultimate Authority

a)      The Board will respond to recommendations received from its committees, but retains responsibility for managing its own affairs by giving its approval for its composition and size, the selection of the Chair of the Board, candidates nominated for election to the Board, committee and committee chair appointments, committee mandates and director compensation, and assessing the effectiveness of the Board, its committees and directors.

Delegation of Authority

b)      The Board may delegate to its committees matters it is responsible for, including the approval of compensation of the Board and management, the conduct of performance evaluations and oversight of internal controls systems, but the Board retains its oversight function and ultimate responsibility for these matters and all other delegated responsibilities.

b. Size

Fixed by Resolution	Subject to the Company’s Articles of Continuance and Bylaws, the Board will fix from time to time by resolution the number of directors, guided by the recommendation of the Corporate Governance Committee.

c. The Chair of the Board

Appointment and Responsibility	The Board shall appoint annually a Chair from the members of the Board. The Chair of the Board shall be responsible for the organization and efficient operation of the Board and its committees. The Chair will ensure effective communication between the Board and management, particularly with regard to the Director of Internal Audit and the Corporate Secretary.

d. Committees

Standing and Ad Hoc Committees

a)      The Board has established four standing committees — the Corporate Governance Committee; the Audit, Finance, and Risk Committee; the Human Resources Committee; and the Public Policy and Responsible Care Committee. In addition to these regular committees, the Board may appoint ad hoc committees periodically. The members of the standing committees are recommended annually to the Board by the Corporate Governance Committee

.

Committee Composition

b)      Each of the committees shall be composed of members of the Board recommended by the Corporate Governance Committee, having regard to the needs of each committee, the expertise of individual members of the Board, and any applicable legislation and stock exchange rules. The Audit, Finance and Risk Committee shall be composed entirely of independent directors, each of whom shall be financially literate, with at least one member designated as an audit committee financial expert, in each case as defined by applicable legislation and regulation.

The Corporate Governance Committee

i)       The Corporate Governance Committee is generally responsible for the composition, compensation and governance of the Board and recommending to the Board nominees for election or appointment to the Board and its committees. The Committee is also responsible for developing the Company’s approach to corporate governance. In addition, this Committee is responsible for maintaining an effective working relationship between the Board and management.

The Audit, Finance and Risk Committee

ii)     The Audit, Finance and Risk Committee is generally responsible for reviewing and inquiring into matters affecting the integrity and performance of the Company’s financial reporting, the system of internal accounting and financial controls and procedures, and financial audit procedures and plans; overseeing the Company’s policies and practices relating to corporate compliance and risk management strategies; recommending to the Board the appointment and remuneration of the external auditors and approving the mandate and appointment of internal auditors; and reviewing with management and reporting to the Board annually on the Company’s financing plans and objectives.

The Human Resources Committee

iii)    The Human Resources Committee is generally responsible for overseeing the Company’s policies and practices with respect to its human resources; reviewing recommendations for the appointment of persons to senior executive positions; considering terms of employment, including succession planning and matters of compensation; recommending to the Board the goals and objectives used to determine executive leadership compensation; and evaluating the executive leadership team’s performance and making recommendations to the Board with respect to any incentive compensation plans and equity-based compensation plans including stock option plans, share savings plans, share purchase plans and any other incentive compensation plans involving the issuance of securities of the Company and the administration of such plans.

The Public Policy and Responsible Care Committee

iv)    The Public Policy and Responsible Care Committee is generally responsible for overseeing the Company’s policies and practices relating to its Responsible Care audit and the environment, occupational health and safety, communications, corporate contributions, public policy matters and the Company’s relationship with all of its stakeholders.

e. Committee Mandates

Necessity	a) Each committee shall have a written mandate reviewed and recommended to the Board by the Corporate Governance Committee.

Requirements	b) Each mandate shall address:

i) the committee’s purpose and responsibility;

ii) committee membership qualifications;

iii) structure and operation;

iv) appointment and removal procedures;

v) reporting procedures;

vi) provide for an annual performance evaluation of the committee;

vii) the role of the Chairman of the Committee; and

viii) other requirements set forth under applicable legislation and stock exchange rules, as the Board considers appropriate.

f. Director Independence

Board Independence	a) At least a majority of the Board shall consist of independent directors.

Annual Evaluation	b) Director independence shall be evaluated annually by the Corporate Governance Committee and the Board with regard to applicable legislation and stock exchange rules.

g. Method of Determining Independence

Determination

a)      The Corporate Governance Committee is responsible for reviewing and evaluating annually the relevant facts, circumstances and relationships of all current and potential directors, and to make its recommendation to the full Board. The full Board will determine, as to each director, whether relationships exist which could reasonably interfere with the exercise of a member’s independent judgment.

h. Director Qualifications

Recommendation

a)      The Corporate Governance Committee shall review annually the suitability of candidates for election (or re-election) or appointment as directors and submit its recommendations to the full Board for approval.

Qualifications

b)      The Corporate Governance Committee shall consider such factors as are set forth in the Corporate Governance Committee’s mandate and the Company’s Bylaws when reviewing candidates for the Board, and shall take into account the individual qualifications and considerations relating to the needs of the Board.

Evergreen Director Candidate List

c)      The Corporate Governance Committee shall maintain an “evergreen” list of potential director candidates. The Corporate Governance Committee shall review recommendations from other directors and members of management and determine whether to add a new candidate’s name to the list.

Other Directorships

d)      The Corporate Governance Committee shall consider the number of boards on which a director serves in making its recommendations. Directors are encouraged to limit the number of other public company boards to take into account their time and effectiveness and are expected to advise the Chair of the Corporate Governance Committee in advance of serving on another board. Subject to individual exceptions in appropriate cases as approved by the Board, if the Company’s Chief Executive Officer is also a director, he or she may not serve on more than two boards of for profit companies (whether or not publicly traded) and one board of a non-profit company in addition to the Company’s Board, and other non-management directors may not serve on more than five other boards of public companies in addition to the Company’s Board. In addition to the foregoing, a member of the Audit, Finance and Risk Committee may not serve on the audit committees of more than two other public companies, unless the Board determines that this simultaneous service would not impair the ability of the member to effectively serve on the Company’s Audit, Finance and Risk Committee. With respect to the foregoing policy regarding CEO membership on non-profit boards, such non-profit boards shall not include boards of relevant chemical industry associations.

Director “Majority Voting” Policy

e)      Any nominee for director at a meeting of shareholders of the Company at which directors of the Company are to be elected in an uncontested election (i.e., an election where the number of nominees is not greater than the number of directors to be elected) with respect to whom a majority of the votes are “withheld” from his or her election shall, promptly following certification of the shareholder vote, offer his or her resignation to the Board for consideration in accordance with the following procedures. The Qualified Independent Directors (as defined below) shall decide on behalf of the Board and in the best interests of the Company the action to be taken with respect to such offered resignation, which can include: (i) accepting the resignation, (ii) rejecting the resignation but addressing what the Qualified Independent Directors believe to be the underlying cause of the withhold votes, or (iii) rejecting the resignation. In reaching their decision, the Qualified Independent Directors shall consider all factors they deem relevant, including: (i) any stated reasons why shareholders withheld votes from such director, (ii) any alternatives for curing the underlying cause of the withheld votes, (iii) the director’s tenure, (iv) the director’s qualifications, (v) the director’s past and expected future contributions to the Company, and (vi) the overall composition of the Board, including whether accepting the resignation would cause the Company to fail to meet any applicable legislative or stock exchange requirements. A press release disclosing the determination of the Board shall be issued within 90 days following certification of the shareholder vote. The disclosure shall also include, if applicable, the reasons for rejecting the offered resignation. A director who is required to offer his or her resignation in accordance this policy following a particular shareholder meeting shall not be present during the deliberations or voting whether to accept his or her resignation or, except as otherwise provided below, a resignation offered by any other director offered following the same shareholder meeting in accordance with this policy. Prior to voting, the Qualified Independent Directors will afford the affected director an opportunity to provide any information or statement that he or she deems relevant. For purposes of this policy, the term “Qualified Independent Directors” means: (a) All directors who (1) are independent directors and (2) are not required to offer their resignation in respect of a particular shareholder meeting in accordance with this policy; (b) If there are fewer than three independent directors then serving on the Board who are not required to offer their resignations in respect of a particular shareholder meeting in accordance with this policy, then the Qualified Independent Directors shall mean all of the independent directors and each independent director who is required to offer his or her resignation in respect of such shareholder meeting in accordance with this policy shall recuse himself or herself from the deliberations and voting only with respect to his or her individual offer to resign. A summary of the foregoing procedures will be disclosed each year in the management proxy circular for the Company’s annual meeting of shareholders.

i. Director Orientation and Training

New Director Orientation

a)      New directors shall receive training regarding the nature and operation of the Company, including its core policies, the role of the Board and its committees, and the duties and responsibilities of directors. In addition, new directors shall be provided opportunities for meetings and discussions with management and other directors.

Continuing Education

b)      Directors are encouraged to participate in continuing education to maintain the skill and knowledge necessary to meet their duties and responsibilities as directors, in addition to relevant training in committee-specific areas.

j. Director Compensation

Periodic Review

a)      The Corporate Governance Committee will review periodically the director compensation plan, satisfying itself of both the plan’s competitiveness and administration, and recommend changes to the full Board, if appropriate.

Share Ownership

b)      It is the policy of the Company that a portion of director compensation shall be composed of equity based compensation. The Board shall periodically review its share ownership guidelines for directors.

3.	Board Meetings

a. General

Frequency	a) The Board will generally have at least 5 regularly scheduled meetings annually and hold additional special meetings as the Board deems necessary.

Agenda	b) The Chair of the Board, taking into account the suggestions of other directors and the Chief Executive Officer, will set the agenda for each Board meeting.

b. Attendance and Review of Materials

Time and Attention

a)      Directors are expected to devote sufficient time and attention to the discharge of their duties and responsibilities; shall make themselves available for periodic updates and briefings with management; and shall ensure that other commitments do not interfere in the discharge of their responsibilities to the Company and its shareholders.

Preparation, Attendance and Engagement

b)      Directors are expected to prepare for (by reviewing materials distributed in advance of meetings, or otherwise), attend, and actively engage in all meetings of the Board and the committees of which the director is a member.

c. Director Access to Management, Employees and Independent Advisors

Access to Management and Employees	a) The Board and its committees shall have access to all members of management and Company employees.

Access to Independent Advisors

b)      The Board and its committees may retain any independent advisor, such as legal counsel and independent accountants, as the Board or committee deems necessary and appropriate to discharge its responsibilities, at the Company’s expense.

Attendance and Participation of Management	c) At the invitation of the Board, senior management are encouraged to attend, and, where requested, assist in the discussion and examination of matters before the Board.

d. In Camera Sessions of Non-management and Independent Directors

In Camera Sessions	In addition to any Board meeting convened in accordance with the Company’s Bylaws, to ensure a commitment to open communication, non-management and independent members of the Board will meet in regularly scheduled in camera sessions. If independent, the Chair of the Board shall preside over each in camera session.

4.	Board Duties and Responsibilities

a. Appointment of Senior Management

Appointment of Senior Management

a)      The Board, with the assistance of its committees, is responsible for approving the appointment of the Chief Executive Officer and all other senior management, and the development of a position description for the Chief Executive Officer, and other members of senior management, as appropriate. The Board shall also develop or approve the corporate goals and objectives that the Chief Executive Officer is responsible for meeting.

Senior Management Compensation	b) The Board, with the assistance of its committees, is responsible for reviewing and approving the compensation of the Chief Executive Officer and all other members of senior management.

Integrity

c)      To the extent feasible, the Board shall assure itself of the integrity of the Company’s Chief Executive Officer and other members of senior management, and that such individuals create a culture of integrity throughout the Company.

Succession Planning

d)      The Board, with the assistance of the Human Resources Committee, is responsible for matters of both short-term and long-term management succession, including, but not limited to, policies and principles for the selection, training and performance review of the Chief Executive Officer and other members of senior management.

Delegation of Authority

e)      The Board may from time to time delegate to senior management the authority to enter into certain types of transactions, including financial transactions, subject to specified limits. Investments and other expenditures above the specified limits, and material transactions outside the ordinary course of business, are reviewed by and are subject to the prior approval of the Board.

b. Strategic Planning and Risk Management

Company Mission	a) The Board has oversight responsibility to participate directly, and through its committees, in reviewing, discussing and approving the mission of the Company and its objectives and goals.

Business, Financial and Strategic Plans	b) The Board is responsible, on at least an annual basis, for reviewing the business, financial and strategic plans by which it is proposed that the Company may reach its objectives and goals.

Monitoring Progress

c)      The Board is responsible for adopting processes for monitoring the Company’s progress toward its strategic and operational goals, revising and altering its direction to management in light of changing circumstances affecting the Company, and taking action when Company performance falls short of its goals or other special circumstances warrant.

Material Transactions

d)      The Board is responsible for reviewing and approving material transactions outside the ordinary course of business and those matters which the Board is required to approve under the Company’s governing statute, including the payment of dividends, purchase and redemptions of securities, acquisitions and dispositions of material capital assets and material capital expenditures.

Board Guidance	e) The Board is responsible for providing input to management on emerging trends and issues and on strategic plans, objectives and goals that management develops.

Risk Management

f)      The Board is responsible for the identification of the principal risks of the Company’s business, including strategic, financial, operational and reputation risks, and ensuring the implementation of appropriate systems to effectively monitor and manage such risks with a view to the long-term viability of the Company.

The Board will endeavor in good faith and in its business judgment to achieve a proper balance between the risks incurred and the potential return to the Company’s shareholders.

c. Monitoring of Financial Performance and Other Financial Reporting Matters

Internal Controls	a) The Board is responsible for taking reasonable steps to ensure the implementation and integrity of the Company’s internal control and management information systems.

Approval of Financial Statements

b)      The Board is responsible for approving the audited financial statements, interim financial statements and the notes and Management’s Discussion and Analysis accompanying such financial statements. Approval of interim financial statements and Management’s Discussion and Analysis accompanying such financial statements may be delegated to the Audit, Finance and Risk Committee.

d. Policies and Procedures

Corporate Compliance	a) The Board is responsible for:

i) approving and monitoring compliance with all significant policies and procedures by which the Company is operated; and

ii) approving policies and procedures designed to ensure that the Company operates at all times within applicable laws and regulations.

Codes of Business Conduct and Ethics

b)      The Board is responsible for establishing, and monitoring compliance with, a Code of Business Conduct and Ethics to which all directors, management and employees of the Company are familiar with and subject to.

The Code of Business Conduct and Ethics shall address the following: conflicts of interest; corporate opportunities; confidentiality; fair dealing; protection and proper use of company assets; compliance with laws, rules and regulations; and encourage the reporting of any illegal or unethical behavior.

Waivers

c)      The Board believes that compliance with the Codes of Business Conduct and Ethics is an essential component of its governance oversight. However, the Board recognizes that there may be situations where circumstances may permit variance from the strict terms of such codes. To the extent the Board determines it is reasonable and appropriate, it may grant a waiver from the codes. Such authority may not be delegated to the management of the Company.

e. Assessing the Performance of the Board, Committees, and Individual Directors

Annual Evaluation	The Board, its committees and each individual director will evaluate annually the overall effectiveness of their performance and contribution, the quality of the relationship between the Board and management, and the quality and adequacy of information provided to the Board on strategic and significant issues.

f. Communications and Reporting

Communications Plan

a)      The Board has approved and will revise from time to time as circumstances warrant a communications plan to address communications with shareholders, employees, financial analysts, governments and regulatory authorities, the media and the Canadian and international communities.

Reporting	b) The Board is responsible for:

i) Overseeing the accurate reporting of the financial performance of the Company to shareholders, other security holders and regulators on a timely and regular basis;

ii) Overseeing that the financial results are reported fairly and in accordance with generally accepted accounting standards and related legal disclosure requirements;

iii) Taking steps to enhance the timely disclosure of any other developments that have a significant and material impact on the Company;

iv) Reporting annually to shareholders on its stewardship for the preceding year; and

v) Overseeing the Company’s implementation of systems, which accommodate feedback from shareholders.

Feedback from Stakeholders

c)      Shareholders and other constituencies may provide feedback directly to an individual director, the Board as a group, or any specified Board committee, including the independent directors as a group, by sending such communication in an envelope marked “Private and Strictly Confidential” to the following address:

NOVA Chemicals Corporation 1550 Coraopolis Heights Road Moon Township, PA 15108 Attention: Office of the Corporate Secretary

Each stakeholder communication should specify the applicable addressee or addressees to be contacted as well as the general topic of the communication. Through the Company’s Office of the Corporate Secretary, the Company will receive and process each such communication and then forward it to the addressee(s) unless the Office of the Corporate Secretary determines the communication to be commercial in nature or one that requests general information about the Company.

5.	General

Side notes and headings in this mandate are for ease of reference only and do not in any way change or affect the meaning hereof.

ANNEX B—

AUDIT, FINANCE AND RISK COMMITTEE MANDATE

Creation

Pursuant to Article Three of the General By-Law No. 2 of NOVA Chemicals Corporation (the “Company”), a committee of the directors to be known as the “Audit, Finance and Risk Committee” (the “Committee”) is established.

Purpose

The Committee is appointed by the Board to assist the Board in fulfilling its oversight responsibility relating to: the integrity of the Company’s financial statements; the financial reporting process; the systems of internal accounting and financial controls; the external auditor’s qualifications and independence; the performance of the internal and external auditors; risk management processes; pension and savings plans; and compliance by the Company with ethics policies and legal and regulatory requirements.

Committee Membership

Composition of the Committee	a) The Committee must be composed of a minimum of four directors.

Independence	b) Subject to the limited exceptions set forth in applicable securities law, each member of the Committee shall be “independent” as defined by applicable legislation and regulation.

Financial Literacy

c)      Each member of the Committee must be “financially literate”, as defined by applicable legislation and regulation. At least one member of the Committee shall be designated as an “audit committee financial expert”, as defined by applicable legislation and regulation. The designation of a person as an audit committee financial expert does not impose on such person any duties, obligation, or liability that are greater than the duties, obligations, or liability imposed on such person as a member of the Committee and the Board in the absence of such designation.

Appointment and Term of Members

d)      The members of the Committee must be appointed or reappointed at the organizational meeting of the Board immediately following each Annual Meeting of the shareholders of the Company. Each member of the Committee continues to be a Committee member until a successor is appointed, unless he or she resigns or is removed by the Board or ceases to be a director of the Company. Where a vacancy occurs at any time in the membership of the Committee, it may be filled by the Board and shall be filled by the Board if the membership of the Committee is less than four directors as a result of the vacancy.

Appointment of Chairman and Secretary

e)      The Board or, if it does not do so, the members of the Committee, must appoint one of their members as a Chairman. The Chairman shall: i) review and approve the agenda for each meeting of the Committee and as appropriate, consult with members of management; ii) preside over meetings of the Committee; iii) report to the Board on the activities of the Committee relative to its recommendations, resolutions, actions and concerns; and iv) meet as necessary with the internal and external auditors. If the Chairman of the Committee is not present at any meeting of the Committee, the Chairman of the meeting must be chosen by the Committee from the Committee members present. The Chairman presiding at any meeting of the Committee has a deciding vote in case of deadlock. The Committee must also appoint a Secretary who need not be a director.

Use of Outside Experts

f)      Where Committee members believe that, to properly discharge their fiduciary obligations to the Company, it is necessary to obtain the advice of independent legal, accounting, or other experts, the Committee shall have sole authority to engage the necessary experts, at the Company’s expense, to advise the Committee or its members independently on any matter. The Committee shall have the sole authority to approve such experts’ fees and other terms of reference. The Board shall be kept apprised of both the selection of the experts and the experts’ findings through the Committee’s regular reports to the Board.

Meetings

Time, Place and Procedure of Meetings	a) The time, place and procedure of Committee meetings shall be determined by Committee members, provided that:

Quorum

i)       a quorum for meetings must be a majority of the members, present in person or by telephone or other telecommunication device that permits all persons participating in the meeting to communicate with each other;

Quarterly Meetings	ii) the Committee must meet at least quarterly;

Notice of Meetings

iii)    notice of the time and place of every meeting must be given in writing or by facsimile to each member of the Committee, the internal auditors and the external auditors of the Company at least 24 hours prior to the Committee meeting;

Waiver of Notice

iv)    a member may waive notice of a meeting, and attendance at the meeting is a waiver of notice of the meeting, except where a member attends a meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called;

Attendance of External Auditors	v) the external auditors are entitled to attend each meeting at the Company’s expense;

Calling a Meeting

vi)    a meeting of the Committee may be called by the Secretary of the Committee on the direction of the Chairman or Chief Executive Officer of the Company, by any member of the Committee, the external auditors or internal auditors; and

Committee Determines Attendees

vii)   notwithstanding the provisions of this paragraph, the Committee has the right to request any officer or employee of the Company or the Company’s outside counsel or external auditor to be present or not present at any part of the Committee meeting.

Reports to the Board	b) The Committee shall make regular reports to the Board.

Duties and Responsibilities of the Committee

1.	Financial Statements and Disclosure

Annual Report and Disclosures*

a)      Review and discuss with management, the external auditor and recommend for approval by the Board, the Company’s annual report (including the audited annual financial statements and disclosures made in management’s discussion and analysis), annual information form, management proxy circular (including the report of the Committee), any reports on adequacy of disclosure and internal controls, all financial statements in prospectuses or other offering documents, and any financial statements required by regulatory authorities.

Prospectuses*

b)      Review and discuss with management and the external auditor, and recommend for approval by the Board, any prospectuses, but excluding any prospectus supplements issued under a shelf prospectus of the Company, and any pricing supplements issued under a medium term note prospectus supplement of the Company.

Quarterly Interim Reports and Disclosures

c)      Review and discuss with management and the external auditor and approve the Company’s interim reports, including the quarterly financial statements and press releases (or disclosures made in management’s discussion & analysis) on quarterly and year end financial results, prior to public release.

Accounting Policies and Estimates

d)      Review and discuss with management and the external auditor and approve all accounting policies that would have a significant effect on the Company’s financial statements, and any changes to such policies. This review will include a discussion with management and the external auditor concerning:

i)       any areas of management judgment and estimates that may have a critical effect on the financial statements;

ii)     the effect of using alternative accounting treatments which are acceptable under Canadian and US GAAP or IFRS (when adopted by the Company);

iii)    the appropriateness, acceptability, and quality of the Company’s accounting policies; and

iv)    any material written communication between the external auditor and management, such as the annual management letter and the schedule of unadjusted differences.

Financial Information and Earnings Guidance

e)      Discuss with management the use of “pro forma” or “adjusted” non-GAAP (or IFRS when adopted by the Company) information and the applicable reconciliation, as well as approval in principle of the process to provide financial and related information to analysts and rating agencies. The Committee need not discuss in advance each instance in which the Company may provide earnings guidance or presentations to rating agencies.

Regulatory and Accounting Initiatives	f) Discuss with management and the external auditor the effect of regulatory and accounting initiatives as well as the use of off-balance sheet structures on the Company’s financial statements.

Litigation

g)      Discuss with the Company’s Chief Legal Officer any litigation, claim or other contingency (including tax assessments), that could have a material effect on the financial position or operating results of the Company, and the manner in which these matters have been disclosed in the financial statements.

Financing Plans	h) Review the financing plans and objectives of the Company, as received from and discussed with management.

2.	Risk Management and Disclosure and Internal Control

Risk Management Policies*	a) Review and recommend for approval by the Board changes considered advisable, after consultation with officers of the Company, to the Company’s policies relating to:

i) the risks inherent in the Company’s businesses, facilities and strategic direction;

ii) the overall risk management strategies (including insurance coverage);

iii) the risk retention philosophy and the resulting uninsured exposure of the Company; and

iv) the loss prevention policies, risk management and hedging programs, and standards and accountabilities of the Company in the context of competitive and operational considerations.

Adequacy of Disclosure and Internal Controls

b)      Review at least quarterly, the results of management’s evaluation of the adequacy and effectiveness of disclosure controls and internal controls over financial reporting within the Company in connection with the certifications signed by the CEO and CFO and filed with securities regulators. Management’s evaluation will include a review of:

i)       policies and procedures to ensure completeness and accuracy of information disclosed in the quarterly and annual reports, prevent earnings management and detect financial statement misstatements due to fraud and error; and

ii)     internal control recommendations of the internal and external auditors, including any special steps taken to address material control deficiencies and any fraud, whether or not material, that involves management or other employees who have a significant role in the company’s internal controls.

Risk Management Processes	c) Review with management at least annually the Company’s processes to identify, monitor, evaluate, and address important enterprise-wide business risks.

Financial Risk Management	d) Review with management activity related to management of financial risks to the Company.

3. External Auditors

Appointment and Remuneration of External Auditors*

a)      Review and recommend to the Board in accordance with the ultimate authority and responsibility of the Committee and the Board:

i)       the selection, evaluation, reappointment or, where appropriate, replacement of external auditors; and

ii)     the nomination and remuneration (including non-audit fees) of external auditors to be appointed at each Annual Meeting of Shareholders.

b) Resolve any disagreements between management and the external auditor regarding financial reporting.

c) The external auditors shall report directly to the Committee.

Independence of External Auditors

d)      Review a formal written statement requested at least annually from the external auditor describing:

i)       the firm’s internal quality control procedures;

ii)     any material issues raised by the most recent internal quality control review, peer review of the firm, or any investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm;

iii)    any steps taken to deal with any such issues; and

iv)    all relationships between the external auditors and the Company. The Committee will actively engage in a dialogue with the external auditor with respect to whether the firm’s quality controls are adequate, and whether any of the disclosed relationships or non-audit services may impact the objectivity and independence of the external auditor. The Committee shall present its conclusion with respect to the independence of the external auditor to the Board.

Rotation of Senior Audit Partner	e) Ensure the rotation of senior audit personnel who have primary responsibility for the audit work, as required by law.

Remuneration of External Auditors

f)      Review and approve (in advance) the scope and related fees for all auditing services and non-audit services permitted by regulation which are to be provided by the external auditor for non-audit services which are approved by the Committee prior to completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

Restrictions on Hiring Employees of External Auditor

g)      Ensure the establishment of policies relating to Company’s hiring of employees or former employees of the external auditor, if such individuals have participated in the audit of the Company, as required by law.

Meeting with Auditors and Management

h)      The Committee should meet with the external and internal auditors without management present and discuss any issues related to performance of the audit work, any restrictions, and any significant disagreement with management. The Committee should also meet separately with management to discuss any issues raised by the auditors.

4. Internal Audit

Mandate and Appointment of Internal Audit

a)      i)     review and approve the mandate of the internal audit function including internal audit’s purpose, authority, and responsibility;

ii)     approve whether the internal audit activity should be outsourced and if outsourced approve the supplier; and

iii)    review the appointment and replacement of the senior internal audit executive, if there is no outsourced provider.

Internal Audit Plans

b)      Review and approve the annual Internal Audit Plan and objectives, the degree of coordination with the external auditor, and the extent to which the planned audit scope can be relied upon to detect weaknesses in internal controls, fraud, and other illegal acts.

Internal Audit Responsibilities	c) Discuss with management and the external auditor the internal audit department’s responsibilities, budget, and staffing and any recommended changes in the scope of internal audit.

Audit Findings and Recommendations	d) Review the significant control issues identified in internal audit reports issued to management and the responses and actions taken by management to address weaknesses in controls.

5. Pension and Savings Plans

Statements of Pension Investment Policy and Procedures	a) Review and approve the Company’s Statement of Investment Principles and Beliefs, and the Statements of Investment Procedures.

Pension Funding	b) Approve funding decisions for the retirement plans in accordance with actuarial reports and legal requirements in the applicable jurisdiction.

Amendments to Plans for Changes in Benefit Levels	c) Review and approve amendments to savings and retirement plans for changes in benefits provided under the plans, other than administrative or legislative changes.

Appointment of Auditors, Actuaries, and Investment Managers

d)      Approve the recommendations of the officers of the Company regarding the reappointment or appointment of auditors and recommendations of the Pension and Savings Plan Committees regarding appointment of investment managers and actuaries of the savings plans and retirement plans, as appropriate.

Savings and Retirement Plan Financial Statements

e)      Receive confirmation from management that the annual financial statements of the savings plans, retirement plans, and related trust funds, have been prepared and filed as required by applicable regulations.

Pension and Savings Plans Committees Reports*	f) Review and recommend for approval by the Board, the annual Pension Committee Reports on the operation and administration of savings and retirement plans and trust funds.

Mandates of the Pension and Savings Plan Committees and Appointment of Members

g)      Review and approve the mandates of the Pension and Savings Plans Committees (to be approved jointly with the Human Resources Committee of the Board), any amendments thereto, and the appointment or re-appointment of pension and savings plan committee members as provided in the mandates.

Delegation to the Pension and Savings Plan Committees	h) Approve the delegation of certain responsibilities to members of the pension and savings plans committees.

Actuarial Reports and Funding Assumptions	i) Review the actuarial reports on retirement plans as required by applicable regulations, any special actuarial reports, and the funding assumptions to be used in preparing the reports.

Accounting Assumptions	j) Review and approve, at least annually, the accounting assumptions used for disclosure of liabilities for retirement plans and post-retirement liabilities.

6. General Duties

Business Conduct Policy Compliance

a)      Obtain reports at least annually from the Chief Compliance Officer on the Company’s and its subsidiary/foreign affiliated entities’ conformity with applicable legal and ethical compliance programs (e.g., the Company’s Business Conduct Policy).

Code of Ethics

b)      Ensure that the Company has adopted a code of ethics for senior financial officers and review at least annually a report from the CEO and CFO of their assessment of the ethical culture and control environment in the finance function.

Public Disclosure

c)      Review, monitor and assess, on a regular basis, the adequacy of the Company’s Communication and Disclosure Policy that establishes guidelines and standards for communications with shareholders, investment analysts, other stakeholders and the public generally.

Compliance Reporting Process

d)      Ensure that a process and procedure has been established by the Company for receipt, retention, and treatment of complaints regarding non-compliance with the Company’s Business Conduct Policy, violations of laws or regulations, or concerns regarding accounting, internal accounting controls or auditing matters. The Committee must ensure that procedures for receipt of complaints allow for confidential, anonymous submission of complaints from employees.

Regulatory Matters

e)      Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s compliance policies.

Mandate Review*

f)      Review and recommend for approval changes considered advisable based on the Committee’s assessment of the adequacy of this Mandate. Such review will occur on an annual basis and the recommendations, if any, will be made to the Board in accordance with the procedure set out in the Corporate Governance Committee mandate.

Annual Performance Evaluation	g) The Committee will conduct an annual evaluation of its performance as a committee and report the results to the Board.

*	Board approval required

Trademark Information

is a registered trademark of NOVA Brands Ltd.; authorized use/utilisation autorisée.

Responsible Care® is a registered trademark of the Canadian Chemical Producers’ Association in Canada and is a registered service mark of the American Chemistry Council, Inc. in the United States.

If you have any questions regarding the information contained in this document or require assistance in completing your proxy form, please contact the Depositary at:

CIBC MELLON TRUST COMPANY

BY MAIL:	BY REGISTERED MAIL, HAND OR BY COURIER:

P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9

Telephone: (416) 643-5500

Toll Free: 1-800-387-0825

E-Mail: inquiries@cibcmellon.com

NOVA CHEMICALS CORPORATION

COMMON SHARE PROXY SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS AND MANAGEMENT OF NOVA CHEMICALS CORPORATION FOR THE ANNUAL AND SPECIAL MEETING OF THE SHAREHOLDERS TO BE HELD ON APRIL 14, 2009.

The undersigned holder (“Shareholder”) of common shares (“Common Shares”) of NOVA Chemicals Corporation (“NOVA Chemicals”) hereby appoints J.M. Lipton or, failing him, J.S. Mustoe, or in their place                                                   (see instructions below) as the true and lawful proxyholder of the undersigned with full power of substitution, in the same manner, to the same extent, and with the same power as if the undersigned was present, to attend, vote and act for and on behalf of the undersigned at the Annual and Special Meeting of NOVA Chemicals (the “Meeting”) to be held April 14, 2009, and any adjournments or postponements thereof; and the undersigned hereby revokes all proxies previously given. The above-named proxyholders are specifically directed to vote all Common Shares registered in the name of the undersigned as follows:

1.	Arrangement Resolution ☐ FOR ☐ AGAINST

Or, if no specification is made, vote FOR the Arrangement Resolution.

The Arrangement Resolution in the form annexed as Appendix “A” to the accompanying management proxy circular of NOVA Chemicals dated March 13, 2009 (the “Proxy Circular”) to approve an arrangement under Section 192 of the Canada Business Corporations Act (“CBCA”) involving, among other things, the acquisition, directly or indirectly, by International Petroleum Investment Company of all of the issued and outstanding Common Shares for US$6.00 in cash for each Common Share.

2. Election of Directors

1.01 — J.A. Blumberg	☐	FOR	☐	WITHHOLD

1.02 — F.P. Boer	☐	FOR	☐	WITHHOLD

1.03 — J. Bougie	☐	FOR	☐	WITHHOLD

1.04 — L. Brlas	☐	FOR	☐	WITHHOLD

1.05 — J.V. Creighton	☐	FOR	☐	WITHHOLD

1.06 — R.E. Dineen, Jr.	☐	FOR	☐	WITHHOLD

1.07 — C.W. Fischer	☐	FOR	☐	WITHHOLD

1.08 — K.L. Hawkins	☐	FOR	☐	WITHHOLD

1.09 — A.M. Ludwick	☐	FOR	☐	WITHHOLD

1.10 — C.D. Pappas	☐	FOR	☐	WITHHOLD

1.11 — J.M. Stanford	☐	FOR	☐	WITHHOLD

Or, if no specification is made, vote FOR the election of each of the above nominees.

3.	Appointment of Auditors ☐ FOR ☐ WITHHOLD

Appointment of Ernst & Young LLP as the auditors of NOVA Chemicals.

Or, if no specification is made, vote FOR the appointment of Ernst & Young LLP as the auditors of NOVA Chemicals.

4.	To take action on such other business including, without limitation, such amendments or variations to the foregoing, as may properly come before the Meeting or any adjournment or postponement thereof.

Notes:

(1)	The instrument appointing a proxyholder shall be in writing and shall be executed by the Shareholder or his or her attorney authorized in writing. If this proxy is not dated in the space provided, it will be deemed to bear the date on which it was mailed by management of NOVA Chemicals.

(2)	J.M. Lipton is Chief Executive Officer and J.S. Mustoe is Senior Vice President, Chief Legal Officer and Corporate Secretary, of NOVA Chemicals.

(3)	If any matters not specified in this proxy should properly come before the Meeting (or any adjournment or postponement thereof), the persons named in this proxy will vote on such matters in accordance with their discretion.

(4)	If Common Shares are jointly held by two or more persons, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote the Common Shares, but if two or more of them are present or represented by proxy, they shall vote as one on the Common Shares jointly held.

(5)	To be valid, this proxy must be signed by the Shareholder or his or her attorney duly authorized in writing, or if the Shareholder is a corporation, by the proper officers or directors under corporate seal, or by an officer or attorney thereof duly authorized. If the Common Shares are registered in the name of more than one owner (for example joint ownership, trustees etc.) then all those registered should sign this proxy. When signing as attorney, executor, administrator, trustee, guardian or corporate officer, please give your full title after your name.

(6)	In many cases, the Common Shares are beneficially owned by a holder and are registered in the name of a broker, nominee or other intermediary or a depositary (such as CDS Clearing and Depositary Services Inc.). Non-registered Shareholders should contact their broker or other nominee for further instructions on how to vote.

(7)	This proxy should be read in conjunction with the accompanying Notice of Meeting and Proxy Circular.

A Shareholder submitting a proxy has the right to appoint a representative (who need not be a Shareholder) at the Meeting other than J.M. Lipton or J.S. Mustoe. To exercise this right, insert the name of the desired representative in the blank space provided and strike out the other names, or submit another appropriate form of proxy.

Please complete and deliver this proxy using the enclosed postage prepaid self-addressed envelope or otherwise deliver it to CIBC Mellon Trust Company, Proxy Department, P.O. Box 721, Agincourt, Ontario, M1S 0A1, or by facsimile: (416) 368-2502 or toll free (North America only): 1-866-781-3111, no later than 5:00 p.m. (Eastern time) on April 13, 2009 or, in the event the Meeting is adjourned or postponed, 48 hours (excluding Saturdays, Sundays and statutory holidays) before the date and time of any reconvened or postponed Meeting.

Registered Shareholders are entitled to dissent from the Arrangement Resolution in accordance with the dissent procedures described in the Proxy Circular. A registered Shareholder may exercise the right to dissent only in respect of Common Shares which are registered in the Shareholder’s name. Failure to comply strictly with the requirements set forth in Section 190 of the CBCA, as modified by the Interim Order and the Plan of Arrangement (both as defined in the Proxy Circular), may result in the loss or unavailability of any rights of dissent. See “Dissent Rights of Shareholders” in the Proxy Circular and Appendix “F” to the Proxy Circular.

The Common Shares represented by this proxy will be voted in accordance with the instructions of the undersigned holder on any ballot that may be called for and, if the undersigned holder specifies a choice with respect to any matter to be acted upon, the Common Shares will be voted accordingly.

Dated	, 2009

Name of Shareholder

Signature of Shareholder (If you are an individual, please sign your name exactly as the shares are registered)

Name and Title of Authorized Signatory (if applicable)

Signature of Authorized Signatory (if applicable)